TYCO INTERNATIONAL
2009 ANNUAL REPORT



I RELY.



"I rely on SimplexGrinnell to be our partner in life safety. Our relationship is built on mutual respect and trust. The SimplexGrinnell team combines the technical excellence we need with outstanding customer service."

MICHAEL MCGOVERN

DEPUTY CHIEF FOR INSPECTION AND CODE ENFORCEMENT
UNIVERSITY OF CONNECTICUT FIRE DEPARTMENT









ON THE COVER
University of Connecticut students make their way to class on the main campus.

FIRE PROTECTION

SimplexGrinnell and University of Connecticut

FAST FACTS ABOUT THE UNIVERSITY OF CONNECTICUT

- UNIVERSITY FOUNDED IN 1881
- STUDENT ENROLLMENT OF 30,000
- NEARLY 8,000 FACULTY AND STAFF MEMBERS
- $1.3 BILLION INVESTED IN NEW CAMPUS CONSTRUCTION
- STRONG FOCUS ON CAMPUS SAFETY
- 29 FULL-TIME FIRE DEPARTMENT EMPLOYEES

From its humble beginnings in 1881 as a school of agriculture, the University of Connecticut (UConn) has developed into a leading public university with a diverse student body and faculty from all corners of the world. Today, UConn—with a main campus in rural Storrs, five regional campuses, Health Center, School of Law, and School of Social Work—has a combined enrollment of nearly 30,000 students.

Over the last decade, the university carried out a major building construction program to modernize facilities, boost student enrollment and support its commitment to campus safety. To date, UConn has invested more than $1.3 billion in this initiative and has completed nearly 100 capital projects comprising some 10 million square feet of new and renovated space across its campuses.

The wave of new construction has revitalized the university, giving it technologically advanced research, classroom, residential, and recreational facilities. Student enrollment has grown significantly, and the university has gained a greater ability to recruit world-class faculty, attract research funding and offer a wider array of academic programs. Among the technology enhancements at UConn are state-of-the-art fire and campus-safety systems that have been installed and are being maintained, monitored and serviced by Tyco's SimplexGrinnell business.

Student housing is a special area of focus for the university, which has among the highest percentages of students living on campus of any public university in the U.S. In fact, more than 70 percent of undergraduate students at the main Storrs campus reside in university-owned buildings. Each of these 114 residential facilities is equipped with advanced fire detection technology and fire sprinklers.

SimplexGrinnell has a long-standing relationship with UConn, having provided the university with fire and life-safety systems since the 1980s. During this time, UConn has come to rely on SimplexGrinnell as a single-source provider of fire alarm, fire sprinkler, fire suppression, and emergency communications systems and services.

A dedicated team of SimplexGrinnell professionals works closely with the university's fire department to inspect and maintain life-safety systems throughout the campus. In addition, SimplexGrinnell provides around-the-clock electronic surveillance of UConn's fire systems through its Central Monitoring Center in Westminster, Massachusetts.

With 1 million customers, 150 offices in North America and a 200-year history in the fire business, SimplexGrinnell is the industry leader in fire and life safety. The University of Connecticut serves as a prominent example of Tyco's leadership in meeting the needs of customers in the field of education. The company serves thousands of institutions of higher education, ranging from small colleges to major universities, as well as Kindergarten through Grade 12 schools throughout North America.

WE ANTICIPATE.



JENNIFER JERSEY
Account Manager
SimplexGrinnell

"UConn's life-safety needs are constantly evolving. Our success as a company depends on us working closely with the university to address today's needs and anticipate tomorrow's challenges."

WE ADVISE.



MIKE MARCIANO
Technical Representative Supervisor
SimplexGrinnell

"As lead technician at UConn for the past 17 years, my job is to know the systems inside and out. I am the face of SimplexGrinnell to the university and strive to deliver great customer service every day."

WE DELIVER.



GERRY CAMPION
Senior Project Manager
SimplexGrinnell

"We are accountable for completing projects on time, on budget and with minimal disruption to campus operations. We have worked hard to earn UConn's confidence by delivering on our commitments."


Hi, I'm
Mike
I Put Customers First.
THE HOME DEPOT
www.homedepot.com
You can do it. We can

"I rely on our partnership with ADT to develop effective solutions that not only limit shoplifting and theft, but help us to support sales and service while protecting our assets."

MIKE LAMB

VICE PRESIDENT, ASSET PROTECTION
THE HOME DEPOT


THE HOME DEPOT







SECURITY

ADT and The Home Depot

FAST FACTS ABOUT THE HOME DEPOT

- FOUNDED IN 1978
- FIFTH LARGEST RETAILER IN THE WORLD
- MORE THAN 2,200 STORES IN THE U.S., CANADA, MEXICO, AND CHINA
- 350,000 FULL- AND PART-TIME ASSOCIATES

Since the opening of its first two stores in Atlanta, Georgia in 1979, The Home Depot has become the fifth largest retailer in the world. In the process, it has revolutionized the home improvement industry by concentrating up to 40,000 different kinds of building materials, home improvement supplies, appliances, and lawn and garden products in each of its warehouse-type stores. Today, The Home Depot chain consists of more than 2,200 outlets in the U.S., Canada, Mexico, and China, setting the merchandising standard for do-it-yourselfers and professional contractors.

In addition to many other vertical markets, Tyco's ADT Security Services is focused on developing solutions that help retailers reduce theft and better protect their products. That mission has set the stage for a strong partnership over the years with The Home Depot, which is committed to protecting its investment by rigorously combating shoplifting and retail theft.

At the heart of this relationship is ADT's Sensormatic® brand of Electronic Article Surveillance (EAS) systems. Each year, more than 5 billion products are protected at leading retail stores like The Home Depot with Sensormatic anti-theft tags. Affixed to store merchandise, these sophisticated and dependable devices trigger an alarm at a store exit if not deactivated at the time of purchase.

The Home Depot has found ADT tags to be an effective theft-deterrent for many of its materials and supplies. Some items, though, pose a technical challenge. They include relatively expensive chemicals, like weed killers, which are attractive to steal but difficult for the retailer to tag. Based on ADT's technology, an anti-theft tag was developed that is inserted into the chemical bottle at the point of manufacture, and able to perform after remaining in a caustic solution for weeks or months. Work gloves are another popular item for less-than-honest shoppers to pilfer. ADT's industry-leading source tagging program provided another practical solution: a tiny tag is securely sewn into the glove by the manufacturer.

As the world's largest electronic security provider, ADT is uniquely equipped to provide customers with solutions for their diverse security needs. The company has developed source tagging applications for everything from meat in grocery stores to vitamins in drug stores.

Video surveillance systems with smart cameras and special software offer another powerful security tool. The Home Depot uses public view monitors to let would-be thieves know they are being observed and to discourage them from shoplifting or other criminal activities.

ADT's relationship with The Home Depot underscores its commitment to be more than just a provider of high-quality products and services. ADT offers a vast portfolio of solutions ranging from anti-theft systems to video surveillance to intrusion and life safety protection. In addition, the expertise of ADT security professionals offers retail partners proven solutions to protect their assets, as well as helping them run their businesses more efficiently.

WE INNOVATE.



BILL WOODALL
Regional Director,
National Accounts
ADT

"The Home Depot places a high priority on loss prevention efforts. For 14 years, they've collaborated with us in making important security decisions. Through our close working relationship, ADT has developed new and creative ways to apply a variety of technologies that help protect Home Depot's assets and limit their losses due to theft."

WE LISTEN.



RHONDA EASTER
Senior Specialist, National
Accounts Sales Support
ADT

"As part of the account management team, I provide customer support at every touch-point along the way. We listen to the needs of the customer and provide The Home Depot with a single point of contact to help them manage operations at their numerous locations."

WE MAINTAIN.



MATT DILLON
Regional Director,
Installation and Service
ADT

"When the Home Depot entrusts us with a job, I help make sure the products are installed and maintained to exceed expectations. Whether it's the burglar and fire alarms or the anti-theft systems, ADT maintains them to assure they help do the job of life safety and security."



"I rely on Sempell to provide highly engineered valves that are critical to the safety of the power plants we design and build. Tyco's strong global presence gives us a partner we can work with wherever AREVA does business around the world."

DENNIS ANDREWS

AREVA CORPORATE PURCHASING MANAGER–VALVES









FLOW CONTROL

Sempell AG and AREVA

As one of the world's leading energy companies, AREVA focuses on meeting the growing demand for electricity from all corners of the world. A number of factors are driving this demand, including population increase, rapid economic growth in emerging markets like China, India and Brazil, and the need to replace existing power plants with cleaner, safer and more economical sources of energy. Meeting this heightened demand represents both an opportunity and a challenge for the 75,000 employees of AREVA whose mission is helping to supply ever cleaner, safer and more economical energy to the greatest number of people.

To deliver on this commitment, Paris-based AREVA has set the ambitious goal of building 30 to 40 nuclear power plants for its customers by 2020 as part of a revival of nuclear power construction around the world. These plants will represent about one third of the nuclear generating capacity expected to be added worldwide. AREVA is the global leader in nuclear power plant construction, having built more than 100 reactor units over the last 30 years. Along the way, it has established a strong reputation for building safe, reliable facilities that deliver CO2-free power to customers economically. As it looks to extend this leadership, AREVA is relying on a network of global suppliers to assist in the design, construction and maintenance of its new generation of EPR™ reactors. That's where Tyco comes in.

For more than 130 years, Sempell AG, a business in Tyco's Flow Control segment, has been a trusted supplier of valve products for conventional and nuclear power plants across Europe. The company, founded in 1874 by Albert Sempell, is located outside Dusseldorf, Germany where it designs, manufactures and services a comprehensive range of products. Its team of highly qualified engineers and technicians has deep experience in all aspects of valve manufacturing, including manufacturing of specialized pressure relief valves for ensuring the safe operation of nuclear reactors.

Sempell is working with AREVA to supply valves and ongoing service to support operating nuclear power plants around the world. In recognition of Sempell's customized solutions and commitment to quality, Sempell received AREVA's top supplier award in 2009. Sempell looks to expand its range of offerings to AREVA in the years ahead as AREVA increases its power plant construction activity.

Sempell's partnership with AREVA is just one example of how Tyco Flow Control is well-positioned to meet the needs of the power industry. Through its three lines of business, Tyco Flow Control delivers a full suite of flow management, heat management and water and wastewater management solutions, and provides advanced technology, engineering expertise, detailed knowledge of quality codes and standards, and world-class product-testing capabilities to our global customers. At the same time, we work with them to achieve their goal of delivering cleaner, safer and more efficient energy by reducing their greenhouse gas emissions, water consumption and waste generation.

FAST FACTS ABOUT AREVA

- GLOBAL LEADER IN NUCLEAR POWER INDUSTRY
- ANNUAL REVENUE OF 13.2 BILLION EUROS
- MANUFACTURING AND PRODUCTION IN 43 COUNTRIES
- BUILDING 30 TO 40 NUCLEAR POWER PLANTS BY 2020
- 75,000 EMPLOYEES

WE COLLABORATE.



STEFANIE SCHLÜTER-BURTSCHEIDT
AREVA Contract Manager
Sempell AG

"AREVA is an important customer for us, and I am in regular contact with them to review all of the details of our contract. I collaborate with my Sempell colleagues at all stages of the production process to stay informed about all aspects of our project."

WE ANALYZE.



UDO KURZHÖFER
Head of Research & Development
Sempell AG

"Every one of the valves we produce must meet a rigorous set of quality standards. My team is responsible for analyzing the performance of our products in our own laboratory to ensure every valve we ship meets the needs of our customers."

WE SERVICE.



NORBERT WIESNER
Head of Diagnostics Team
Sempell AG

"Our commitment to customers does not end when our products leave the factory floor. We monitor and test the performance of our valves, and we make critical adjustments whenever necessary. We pride ourselves on delivering excellent service at all stages of the life cycle of our products."



WHAT WE DO TYCO AT A GLANCE

ADT WORLDWIDE

As the world's largest electronic security provider, ADT helps to protect about 7.4 million residential, commercial, industrial, and governmental customers. From homes and small businesses to government complexes and large, international companies, ADT provides a full portfolio of security and safety solutions, backed by dedicated and responsive local service teams. Our global strength and local service are why customers around the world put their trust in us.

NEEDS MET

- INTRUSION SECURITY
- FIRE & LIFE SAFETY MONITORING
- ACCESS CONTROL
- VIDEO SURVEILLANCE & MONITORING
- RETAIL LOSS PREVENTION
- OPERATIONAL PRODUCTIVITY
- ADVANCED INTEGRATION

INDUSTRIES SERVED

- RESIDENTIAL & HOME HEALTH SERVICES
- RETAIL & SMALL BUSINESS
- BANKING & FINANCE
- LOGISTICS & TRANSPORTATION
- INDUSTRIAL & MANUFACTURING
- PETROCHEMICAL
- GOVERNMENT
- EDUCATION & HEALTHCARE
- HOSPITALITY & LEISURE

FIRE PROTECTION SERVICES

As a global leader in fire and life safety, we provide fire detection, sprinkler, suppression, special-hazard, and emergency communications solutions to customers in countries spanning six continents. We have the technology and experience to help protect life and property in some of the world's most challenging environments. Plus, we offer a comprehensive array of testing, inspection, maintenance, and repair services to keep fire and life-safety systems in top working order.

NEEDS MET

- LIFE SAFETY
- PROPERTY PROTECTION
- EMERGENCY PREPAREDNESS & COMMUNICATIONS
- FIRE DETECTION & ALARM
- FIRE SUPPRESSION
- FIRE SPRINKLER

INDUSTRIES SERVED

- EDUCATION
- HEALTHCARE
- COMMERCIAL & HOSPITALITY
- GOVERNMENT
- INDUSTRIAL & MINING
- OIL & GAS
- POWER
- MARINE
- LOGISTICS & TRANSPORTATION






SAFETY PRODUCTS

Tyco Safety Products designs, manufactures and sells products across three key business platforms: electronic security, life safety and fire suppression. Our diverse expertise and product portfolio includes: intrusion security, access control, video management systems, electronic fire detection, respiratory protection, breathing apparatus, personal protection equipment, mechanical building solutions, and water and chemical fire suppression systems. With manufacturing facilities worldwide, we provide safety and security for millions of customers around the world every day.

NEEDS MET

- ACCESS CONTROL
- BREATHING APPARATUS
- FIRE DETECTION
- FIRE SUPPRESSION
- INTRUSION SECURITY
- MECHANICAL BUILDING SOLUTIONS
- NURSE CALL SYSTEMS
- RESPIRATORY PROTECTION
- VIDEO MONITORING

INDUSTRIES SERVED

- COMMERCIAL & HOSPITALITY
- EDUCATION
- GOVERNMENT
- HEALTHCARE
- INDUSTRIAL & MINING
- MARINE
- OIL & GAS
- POWER
- RESIDENTIAL
- LOGISTICS & TRANSPORTATION

FLOW CONTROL

Tyco Flow Control is a leading global manufacturer and marketer of valves and controls, water and environmental systems, and thermal control solutions for industries, including oil and gas, power, water, mining, chemical, food and beverage, and construction. With a strong global presence, technological know-how and engineering expertise backed by some of the industry's most trusted brands, we bring vital infrastructure to local communities around the globe.

NEEDS MET

- SAFETY & RELIABILITY
- END-TO-END SOLUTIONS
- CONTINUOUS INNOVATION
- PRODUCT QUALITY
- AFTER-MARKET SERVICE
- OPERATIONAL EFFICIENCY
- TECHNICAL EXPERTISE
- ENVIRONMENTAL RESPONSIBILITY

INDUSTRIES SERVED

- OIL & GAS
- WATER
- POWER GENERATION
- MINING
- CHEMICALS & PHARMACEUTICALS
- FOOD & BEVERAGE
- MARINE
- BUILDING & CONSTRUCTION

ELECTRICAL & METAL PRODUCTS

Tyco Electrical & Metal Products is a global leader in the manufacture of galvanized steel tubing, sprinkler pipe, steel and flexible non-metallic conduit, pre-wired armored and metal clad electrical cables, cable tray, strut channel, and metal framing systems. With manufacturing and distribution facilities worldwide, we provide quality products that can be manufactured to customers' specifications and can help reduce installation and operational costs without sacrificing performance.

NEEDS MET

- SAFETY
- SECURITY
- ENVIRONMENTAL RESPONSIBILITY
- PRODUCT QUALITY
- INDUSTRY CODES & STANDARDS
- COMMERCIAL, INDUSTRIAL & UTILITY EXPERTISE
- TIME & COST SAVINGS
- RELIABILITY
- SINGLE-SOURCE PROVIDER

INDUSTRIES SERVED

- ELECTRICAL
- MECHANICAL & STRUCTURAL
- NON-RESIDENTIAL CONSTRUCTION & MODERNIZATION
- FIRE SAFETY
- PERIMETER SECURITY


ADT



WE

ARE THE PEOPLE OF TYCO. EVERY DAY, WE HELP MAKE THE WORLD SAFER, MORE SECURE AND MORE PRODUCTIVE.





CHAIRMAN'S LETTER



EDWARD D. BREEN
CHAIRMAN AND
CHIEF EXECUTIVE OFFICER
TYCO INTERNATIONAL LTD.

To Our Shareholders:

In 2009, we experienced some of the weakest global economic conditions seen in decades. I was pleased with our operating performance and the results we delivered in this challenging environment. I was also proud of how effectively our team reacted to the changing business conditions as we adjusted our cost structure and continued investing for growth, positioning our company for continued success in the future. And while the global recession impacted parts of our company in different ways, we are fortunate to have a diverse business mix including our recurring revenue and service activities, which held up quite well and grew throughout the year.

Our revenue of $17.2 billion in 2009 was impacted by the soft economy. Organic revenue (which excludes the impact of acquisitions, divestitures and foreign currency) was down eight percent, mostly due to weaker conditions in our product businesses as well as our systems installation activities. We reported a net loss from continuing operations of $1.8 billion, or $3.87 per diluted share, which was driven by a non-cash charge of $2.7 billion based on a reassessment of the fair value of the company's goodwill and intangible assets. Excluding special items, Tyco had income from continuing operations of $2.36 per share, compared to $3.06 per share in 2008. The largest contributor to this decline was our Electrical and Metal Products business, which faced historically low volumes and prices for its products.

WHERE WE MADE PROGRESS

The many ways that everyone across our company rose to the challenges of 2009 speak to the fundamental strengths of Tyco and to the priority we place on investing in our businesses. In fact, even as the economy weakened, we remained committed to our long-term growth strategy and fully funded our growth initiatives throughout the year. At the same time, we took decisive actions to reduce the company's cost structure and operating expenses. These steps — including our restructuring activities — generated significant savings which helped to offset the impact of lower revenue.

The growth of our service revenue provided a source of stability and consistency to our performance. Our service activities — a large portion of which is recurring, contractual work for our customers — now represent about 40 percent of our total revenue. At ADT Worldwide, Tyco's largest business segment, recurring revenue grew four percent organically in 2009, and we saw growth across all geographic regions. Fire Protection Services also increased the service portion of its business to about half its total revenue.

Investment in research and development was another area of focus for our company. We added resources to our expanding network of 16 R&D Centers of Excellence in North America, Europe and Asia and began to see that investment pay off as we launched new products featuring state-of-the-art technology. These innovations included a wireless electronic security control panel for two-way communications and a new emergency management system that enables site commanders to closely monitor firefighters at the scene of a fire.

Our progress across a number of areas enabled us to finish 2009 with a stronger balance sheet than when the year began. We actively managed our working capital and ended the year with $2.4 billion of cash. Our strong balance sheet provides us with the financial flexibility to invest in the growth of our businesses, fund productivity enhancements, make acquisitions, and return capital to our shareholders.

THE GROWTH OF EMERGING MARKETS

As we look ahead, emerging markets represent a significant growth opportunity for our company. These markets generated $2.6 billion of revenue in 2009, representing about 15 percent of Tyco's total revenue. Our presence in more than 40 emerging markets has

FINANCIAL HIGHLIGHTS

SELECTED FINANCIAL DATA (IN US$ MILLIONS, EXCEPT PER SHARE DATA)	07	08	09
Revenue	$18,477	$20,199	$17,237
(Loss) Income from Continuing Operations	$(2,524)	$1,095	$(1,833)
Income from Continuing Operations Before Special Items*	$948	$1,493	$1,122
Net (Loss) Income	$(1,742)	$1,553	$(1,798)
Diluted (Loss) Earnings Per Share from Continuing Operations	$(5.10)	$2.25	$(3.87)
Diluted Earnings Per Share from Continuing Operations Before Special Items*	$1.89	$3.06	$2.36
Total Assets	$32,815	$28,804	$25,553
Long-term Debt	$4,080	$3,709	$4,029
Shareholders' Equity	$15,624	$15,494	$12,941

* These are Non-GAAP Financial Measures. See GAAP reconciliations on inside back cover.

grown steadily over the last few years, enabling us to strengthen our global footprint and provide revenue and earnings diversification.

As our emerging markets — led by Brazil, China, India, and the Middle East — continue to industrialize and build out their infrastructure, including energy, water supply, transportation systems, and building construction, Tyco is well-positioned to meet their needs. Our engineers and other specialists, who work in these emerging markets, are developing market-specific products and services to meet the needs of local businesses and consumers.

THE ROLE OF TECHNOLOGY

Clearly, we see technology and innovation as an important pathway to the future. As such, we're committed to being more than just a provider of high-quality products and services for the security, fire protection and flow control markets. Through innovative systems and technologies, we're a value-added partner to customers as they seek to improve the efficiency and productivity of their operations.

For example, our IP-enabled enterprise security and intrusion systems allow customers to manage and control video and access control technology in a single network. These integrated products offer improved performance, productivity and ease of use. And in our Fire Protection Services business, remote diagnostics — which enables a technician to analyze a customer's problem via electronic communication channels — has become a major area of focus. For customers, remote diagnostics means identification and correction of most potential problems before they occur. The benefits to Tyco include revenue growth and enhanced productivity through more efficient service visits.

In the pages of this annual report, we describe how customers rely on Tyco to deliver quality products, reliable service and advanced solutions to meet their everyday needs.

MEETING THE CHALLENGE

Our inherent strengths as a company will be more critical than ever in 2010. While we are seeing some signs of

> **"THROUGH INNOVATIVE SYSTEMS AND TECHNOLOGIES, WE'RE A VALUE-ADDED PARTNER TO CUSTOMERS AS THEY SEEK TO IMPROVE THE EFFICIENCY AND PRODUCTIVITY OF THEIR OPERATIONS."**

TOTAL ORGANIC REVENUE GROWTH (DECLINE)*



5.3%
07
5.0%
08
09
(7.7)%

OPERATING MARGIN BEFORE SPECIAL ITEMS*



8.2%
11.0%
9.3%
07
08
09

CAPITAL EXPENDITURES
(IN US$ MILLIONS)



409
666
376
734
543
709
07
08
09
Investment in ADT Dealer Accounts
Capital Investments

PRODUCT AND SERVICE REVENUE
(IN US$ MILLIONS)



6,661
11,816
7,135
13,064
6,755
10,482
07
08
09
Service
Product

improvement in the global economy, the pace of recovery remains uncertain, and soft business conditions will prevail well into the year. As a result, we have set four key priorities to help us stay the course: continue to invest in our business for long-term growth, expand our leadership position in our global platforms, adjust our cost structure, and develop our people.

Our confidence in our ability to achieve these goals comes from the hard work and resolve of our more than 100,000 employees around the world. I'd like to personally thank them for their extraordinary efforts.

We also draw great strength from our Board of Directors, a team of knowledgeable and experienced business leaders. Jerry York, former chief financial officer at IBM and Chrysler, will retire from our Board in conjunction with our annual meeting in March. Jerry joined us at a time when our company faced significant challenges, and we have been fortunate to draw on his leadership, experience and sound judgment over the last seven years. Nominated to replace him is Mike Daniels, senior vice president of the Global Technology Services group at IBM. In addition, David Yost, chief executive officer of AmerisourceBergen, also joined our Board in 2009.

I want to thank you, our shareholders, for your continued loyalty and support. We pledge to you that the values we've worked so diligently to cultivate at Tyco — integrity, excellence, teamwork, and accountability — will continue to guide our decisions and actions in the years ahead.

Edward D. Breen

EDWARD D. BREEN
Chairman and Chief Executive Officer

2009 REVENUE BY SEGMENT
(IN US$ BILLIONS)


$3.4
FIRE PROTECTION SERVICES
$7.0
ADT WORLDWIDE
TOTAL
$17.2
$1.6
SAFETY PRODUCTS
$1.4
ELECTRICAL & METAL PRODUCTS
$3.8
FLOW CONTROL

2009 REVENUE BY REGION
(IN US$ BILLIONS)


$8.3
UNITED STATES
$4.7
EUROPE, MIDDLE EAST AND AFRICA
$2.7
ASIA PACIFIC
$1.5
OTHER AMERICAS

tyco

Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen,
Switzerland

Tele: +41 52 633 02 44
Fax: +41 52 633 02 99

January 22, 2010

Dear Shareholder,

You are cordially invited to attend the 2010 Annual General Meeting of Shareholders of Tyco International Ltd., which will be held on March 10, 2010 at 3:00 p.m., Central European Time, at the Park Hyatt Zürich, Beethoven-Strasse 21, 8002 Zürich, Switzerland. Details of the business to be presented at the meeting can be found in the accompanying Notice of Annual General Meeting and Proxy Statement. We hope you are planning to attend the meeting. Your vote is important. Whether or not you are able to attend, it is important that your common shares be represented at the meeting. Accordingly, we ask that you please complete, sign, date and return the enclosed proxy card at your earliest convenience.

On behalf of the Board of Directors and the management of Tyco, I extend our appreciation for your continued support.

Yours sincerely,

Edward D. Breen

Edward D. Breen
Chairman and Chief Executive Officer

Tyco International Ltd.
Freier Platz 10, CH-8200 Schaffhausen, Switzerland

TYCO INTERNATIONAL LTD.

NOTICE OF 2010 ANNUAL GENERAL MEETING OF SHAREHOLDERS TO BE HELD MARCH 10, 2010

NOTICE IS HEREBY GIVEN that the 2010 Annual General Meeting of Shareholders of Tyco International Ltd. will be held on March 10, 2010 at 3:00 p.m., Central European Time, at the Park Hyatt Zürich, Beethoven-Strasse 21, 8002 Zürich, Switzerland for the following purposes:

1. To approve the annual report, the parent company financial statements of Tyco International Ltd and the consolidated financial statements for the fiscal year ended September 25, 2009;
2. To discharge the Board of Directors from liability for the financial year ended September 25, 2009;
3. To elect the Board of Directors;
4. To elect auditors as follows:
   - 4.a to elect Deloitte AG (Zürich) as statutory auditors until our next annual general meeting;
   - 4.b to ratify appointment of Deloitte & Touche LLP as independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 24, 2010;
   - 4.c to elect PricewaterhouseCoopers AG (Zürich) as special auditors until our next annual general meeting;
5. To approve the following:
   - 5.a the allocation of fiscal year 2009 results; and
   - 5.b the payment of a dividend in the form of a capital reduction, such payment to be made in four quarterly installments at such times during the period through the next annual general meeting as shall be determined by the Board of Directors;
6. Approval of an Amendment to our Articles of Association to provide for plurality voting in the event that the number of candidates that are nominated for election exceeds the number of positions available; and
7. To consider and act on such other business as may properly come before the meeting or any adjournment thereof.

This Notice of Annual General Meeting and Proxy Statement and the enclosed proxy card are first being sent on or about January 22, 2010 to each holder of record of Tyco common shares at the close of business on January 11, 2010. **Whether or not you plan to attend the meeting, please complete, sign, date and return the enclosed proxy card to ensure that your common shares are represented at the meeting.** Tyco shareholders of record who attend the meeting may vote their common shares personally, even though they have sent in proxies.

By Order of the Board of Directors,

Judith Reinsdorf

Judith A. Reinsdorf
Executive Vice President and General Counsel

January 22, 2010

TABLE OF CONTENTS

INFORMATION ABOUT THIS PROXY STATEMENT AND THE ANNUAL GENERAL MEETING	1
Questions and Answers About Voting Your Common Shares	1
Returning Your Proxy Card	6
Organizational Matters Required by Swiss Law	7
PROPOSAL NUMBER ONE—APPROVAL OF THE ANNUAL REPORT AND FINANCIAL STATEMENTS	9
PROPOSAL NUMBER TWO—DISCHARGE FROM LIABILITY OF THE BOARD OF DIRECTORS	10
PROPOSAL NUMBER THREE—ELECTION OF DIRECTORS	11
Current Directors Nominated for Re-Election	11
New Director Nominated for Election	13
PROPOSAL NUMBER FOUR—ELECTION OF AUDITORS	14
Election of Deloitte AG (Zürich) as Statutory Auditors	14
Ratification of Appointment of Deloitte & Touche LLP for purposes of US Securities Law Reporting	14
Election of PricewaterhouseCoopers AG (Zürich) as Special Auditors	15
PROPOSAL NUMBER FIVE—ALLOCATION OF FINANCIAL RESULTS AND CAPITAL REDUCTION	16
Allocation of fiscal year 2009 results	16
Approval of the payment of a dividend in the form of a capital reduction	16
PROPOSAL NUMBER SIX—APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION	19
GOVERNANCE OF THE COMPANY	20
Our Corporate Governance Principles	20
Board of Directors	21
Director Independence	25
Director Service	26
Director Orientation and Education	27
Other Directorships, Conflicts and Related Party Transactions	27
Guide to Ethical Conduct	28
Charitable Contributions	28
COMPENSATION OF NON-EMPLOYEE DIRECTORS	28
COMMITTEES OF THE BOARD	30
Compensation Committee Interlocks and Insider Participation	31
Nomination of Directors	31
Executive Officers	33
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT	35

EXECUTIVE OFFICER COMPENSATION 37
Compensation Discussion and Analysis 37
Introduction 37
Fiscal 2009 Summary 37
Compensation Committee Actions in Fiscal 2009 38
Process Overview 39
Elements of Compensation 41
Tax Deductibility of Executive Compensation 48
Change in Control and Severance Benefits 48
Pay Recoupment Policy 54
Stock Ownership Guidelines 54
Compensation and Human Resources Committee Report on Executive Compensation 55
Executive Compensation Tables 56
SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE 67
AUDIT COMMITTEE REPORT 67
OTHER MATTERS 69
Costs of Solicitation 69
Registered and Principal Executive Offices 69
Shareholder Proposals for the 2011 Annual General Meeting 69
United States Securities and Exchange Commission Reports 69

INFORMATION ABOUT THIS PROXY STATEMENT AND THE ANNUAL GENERAL MEETING

Questions and Answers About Voting Your Common Shares

Why did I receive this Proxy Statement?

Tyco has sent this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card, because Tyco's Board of Directors is soliciting your proxy to vote at the Annual General Meeting on March 10, 2010. This Proxy Statement contains information about the items being voted on at the Annual General Meeting and important information about Tyco. Tyco's 2009 Annual Report to Shareholders, which includes Tyco's parent company financial statements and consolidated financial statements for the fiscal year ended September 25, 2009 (the "Annual Report"), is enclosed with these materials.

Tyco has sent these materials to each person who is registered as a holder of its common shares in its register of shareholders (such owners are often referred to as "holders of record" or "registered shareholders") as of the close of business on January 11, 2010, the record date for the Annual General Meeting. Any Tyco shareholder as of the record date who does not receive a copy of this Notice of Annual General Meeting and Proxy Statement, together with the enclosed proxy card or voting instruction card and the Annual Report, may obtain a copy at the Annual General Meeting or by contacting Tyco at +41 52 633 02 44.

Tyco has requested that banks, brokerage firms and other nominees who hold Tyco common shares on behalf of the owners of the common shares (such owners are often referred to as "beneficial shareholders" or "street name holders") as of the close of business on January 11, 2010 forward these materials, together with a proxy card or voting instruction card, to those beneficial shareholders. Tyco has agreed to pay the reasonable expenses of the banks, brokerage firms and other nominees for forwarding these materials.

Finally, Tyco has provided for these materials to be sent to persons who have interests in Tyco common shares through participation in Tyco's retirement savings plans and employee share purchase plans. These individuals are not eligible to vote directly at the Annual General Meeting. They may, however, instruct the trustees of these plans how to vote the common shares represented by their interests. The enclosed proxy card will also serve as voting instructions for the trustees of the plans.

Who is entitled to vote?

January 11, 2010, is the record date for the Annual General Meeting. On January 11, 2010, there were 475,105,308 common shares outstanding and entitled to vote at the Annual General Meeting. Shareholders registered in our share register with voting rights at the close of business on January 11, 2010 are entitled to vote at the Annual General Meeting, except as provided below. A shareholder who purchases shares from a registered holder after January 11, 2010, but before **March 1, 2010,** and who wishes to vote his or her shares at the Annual General Meeting must (i) ask to be registered as a shareholder with respect to such shares in our share register prior to March 1, 2010 and (ii) obtain a proxy from the registered voting rights record holder of those shares as of the record date. If you are a record holder of our common shares (as opposed to a beneficial shareholder) on the record date but sell your shares prior to the Annual General Meeting, you will not be entitled to vote those shares at the Annual General Meeting.

In March 2009, Tyco changed its jurisdiction of incorporation from Bermuda to Switzerland. As described in our January 21, 2009 proxy statement/ prospectus, you should exchange any certificates representing our common shares you own that were issued while we were a Bermuda company for book-entry shares recorded electronically in our share register, and simultaneously elect to be enrolled as a shareholder with voting rights. While you will continue to be entitled to dividends, preemptive

rights and liquidation proceeds even if you do not submit your certificates, you may not be able to exercise any voting rights, prove your ownership interest in the Company, transfer your shares or exercise other shareholder rights until you submit your certificates and are registered as a shareholder entitled to voting rights. Please contact our transfer agent, BNY Mellon Shareowner Services, at 800-685-4509, to obtain the appropriate forms to surrender your old certificates. Beneficial holders of shares held in "street name" are not required to take any action in this regard.

How many votes do I have?

Every holder of a common share on the record date will be entitled to one vote per share for each Director to be elected at the Annual General Meeting and to one vote per share on each other matter presented at the Annual General Meeting. However, if you own "Controlled Shares" representing voting power of 15% or more, your ability to vote shares exceeding 15% of the voting power is limited. Controlled Shares is defined in Article 8 of our Articles of Association and generally refers to shares held directly, indirectly, formally, constructively or beneficially by any individual or entity, or any individuals or entities acting together as a group, subject to certain limitations.

What is the difference between holding shares as a shareholder of record and as a beneficial owner?

Most of our shareholders hold their shares through a stockbroker, bank or other nominee rather than directly in their own name. As summarized below, there are some differences between shares held of record and those owned beneficially.

Shareholder of Record

If your shares are registered directly in your name, as registered shares entitled to voting rights, in our share register operated by our transfer agent, BNY Mellon Shareowner Services, you are considered, with respect to those shares, the shareholder of record and these proxy materials are being sent to you directly by us. As the shareholder of record, you have the right to grant your voting proxy directly to the Company officers named in the proxy card or to the independent proxy (see "How Do I Appoint and Vote via an Independent Proxy?" below) named in the proxy card, or to grant a written proxy to any person (who does not need to be a shareholder), or to vote in person at the Annual General Meeting. We have enclosed a proxy card for you to use in which you can elect to appoint Company officers or the independent proxy as your proxy.

Beneficial Owner

If your shares are held in a stock brokerage account or by a bank or other nominee, you are considered the beneficial owner of shares held in street name, and these proxy materials are being forwarded to you by your broker, bank or other nominee who is considered, with respect to those shares, the shareholder of record. As the beneficial owner, you have the right to direct your broker, bank or other nominee on how to vote your shares and are also invited to attend the Annual General Meeting. However, since you are not the shareholder of record, you may only vote these shares in person at the Annual General Meeting if you follow the instructions described below under the heading "How do I attend the Annual General Meeting?" and "How do I vote?" Your broker, bank or other nominee has enclosed a voting instruction card for you to use in directing your broker, bank or other nominee as to how to vote your shares, which may contain instructions for voting by telephone or electronically.

How do I vote?

You can vote in the following ways:

- ***By Mail:*** If you are a holder of record, you can vote by marking, dating and signing the appropriate proxy card and returning it by mail in the enclosed postage-paid envelope. If you beneficially own your common shares, you can vote by following the instructions on your voting instruction card.
- ***By Internet or Telephone:*** you can vote over the Internet at *www.proxyvote.com* by following the instructions on the proxy card, voting instruction card or in the Notice of internet availability of proxy materials previously sent to you. You can vote using a touchtone telephone by calling 1-800-690-6903.
- ***At the Annual General Meeting:*** If you are planning to attend the Annual General Meeting and wish to vote your common shares in person, we will give you a ballot at the meeting. Shareholders who own their common shares in street name are not able to vote at the Annual General Meeting unless they have a proxy, executed in their favor, from the holder of record of their shares.

Even if you plan to be present at the Annual General Meeting, we encourage you to complete and mail the enclosed card to vote your common shares by proxy. Telephone and Internet voting facilities for stockholders will be available 24 hours a day and will close at 11:59 p.m. EST on March 9, 2010.

How do I vote by proxy given to a company officer?

If you properly fill in your proxy card appointing an officer of the Company as your proxy and send it to us in time to vote, your proxy, meaning one of the individuals named on your proxy card, will vote your shares as you have directed. If you sign the proxy card but do not make specific choices, your proxy will vote your shares as recommended by the Board "FOR" each of the agenda items listed above. Alternatively, you can grant a proxy to the independent proxy as described below.

If a new agenda item or a new motion or proposal for an existing agenda item is presented to the Annual General Meeting, the Company officer acting as your proxy will vote in accordance with the recommendation of our Board of Directors. At the time we began printing this proxy statement, we knew of no matters that needed to be acted on at the Annual General Meeting other than those discussed in this proxy statement.

Whether or not you plan to attend the Annual General Meeting, we urge you to submit your proxy. Returning the proxy card will not affect your right to attend the Annual General Meeting. You must return your proxy cards by the times and dates set forth below under "Returning Your Proxy Card" in order for your vote to be counted.

How do I appoint and vote via an independent proxy?

If you are a shareholder of record as of the record date, you may authorize the independent proxy, Dr. Harald Maag, Attorney-at-Law, Forchstrasse 452, P.O. Box 1432, CH-8032 Zürich, with full rights of substitution, to vote your common shares on your behalf by checking the appropriate box on the enclosed proxy card. If you authorize the independent proxy to vote your shares without giving instructions, your shares will be voted in accordance with the recommendations of the Board of Directors with regard to the items listed in the notice of meeting.

If new agenda items (other than those in the notice of meeting) or new proposals or motions with respect to those agenda items set forth in the notice of meeting are being put forth before the Annual General Meeting, the independent proxy will, in the absence of other specific instructions, vote in accordance with the recommendations of the Board of Directors.

Whether or not you plan to attend the Annual General Meeting, we urge you to submit your proxy. Returning the proxy card will not affect your right to attend the Annual General Meeting. You must return your proxy cards by the times and dates set forth below under "Returning Your Proxy Card" in order for your vote to be counted.

How do I attend the Annual General Meeting?

All shareholders are invited to attend and vote at the Annual General Meeting. For admission to the Annual General Meeting, shareholders of record should bring the admission ticket attached to the enclosed proxy card to the Registered Shareholders check-in area and a form of photo identification, where their ownership will be verified. Those who beneficially own shares should come to the Beneficial Owners check-in area. To be admitted, beneficial owners must bring account statements or letters from their banks or brokers showing that they own Tyco common shares as of January 11, 2010 along with a form of photo identification. Registration will begin at 2:00 p.m. Central European Time and the Annual General Meeting will begin at 3:00 p.m. Central European Time.

What if I return my proxy or voting instruction card but do not mark it to show how I am voting?

Your common shares will be voted according to the instructions you have indicated on your proxy or voting instruction card. If you sign and return your proxy card or voting instruction card but do not indicate instructions for voting, your common shares will be voted: "FOR" the election of all nominees to the Board named on the proxy card; "FOR" proposals two through six; and, with respect to any other matter which may properly come before the Annual General Meeting, and any adjournment or postponement thereof, in accordance with the recommendation of the Board of Directors.

May I change or revoke my vote after I return my proxy or voting instruction card?

You may change your vote before it is exercised by:

- Notifying our Secretary in writing before the Annual General Meeting that you are revoking your proxy or, if you beneficially own your common shares, follow the instructions on the voting instruction card;
- Submitting another proxy card (or voting instruction card if you beneficially own your common shares) with a later date;
- If you are a holder of record, or a beneficial owner with a proxy from the holder of record, voting in person at the Annual General Meeting; or
- If you voted by telephone or the Internet, submitting subsequent voting instructions through the telephone or Internet.

If you have granted your proxy to the independent proxy and wish to revoke or change the proxy, you should send a revocation letter, and new proxy, if applicable, directly to the independent proxy, Dr. Harald Maag, Attorney-at-Law, Forchstrasse 452, P.O. Box 1432, CH-8032 Zürich, or by fax at +41 44 396 91 92.

What does it mean if I receive more than one proxy or voting instruction card?

It means you have multiple accounts at the transfer agent and/or with banks and stockbrokers. Please vote all of your common shares. Beneficial owners sharing an address who are receiving multiple copies of the proxy materials and Annual Report will need to contact their broker, bank or other nominee to request that only a single copy of each document be mailed to all shareholders at the shared address in the future. In addition, if you are the beneficial owner, but not the record holder, of Tyco's common shares, your broker, bank or other nominee may deliver only one copy of the Proxy Statement and Annual Report to multiple shareholders who share an address unless that nominee has received contrary instructions from one or more of the shareholders. Tyco will deliver promptly, upon written or oral request, a separate copy of the Proxy Statement and Annual Report to a shareholder at a shared address to which a single copy of the documents was delivered. Shareholders who wish to receive a separate written copy of the Proxy Statement and Annual Report, now or in the future, should submit their request to Tyco by telephone at +41 52 633 02 44 or by submitting a written request to Tyco Shareholder Services, Tyco International Ltd., Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

What proposals are being presented at the Annual General Meeting and what vote is required to approve each proposal?

Tyco intends to present proposals numbered one through six for shareholder consideration and voting at the Annual General Meeting. These proposals are for:

- Approval of the Annual Report, including Tyco's financial statements.

  The approval of each of the annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 25, 2009 requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting.

- Discharge of the Board of Directors from liability for the financial year ended September 25, 2009.

  The discharge of the Board of Directors requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting, not counting the votes of any member of the Company's Board of Directors or any executive officer of the Company or any votes represented by the Company.

- Election of the Board of Directors.

  The election of each director nominee requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting.

- Election and ratification of auditors.

  Each of the election of Deloitte AG (Zürich) as our statutory auditor, the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm, and the election of PricewaterhouseCoopers AG, Zürich as our special auditing firm requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting.

- Approval of the allocation of fiscal year 2009 results and payment of a dividend in the form of a capital reduction.

  The approval of the allocation of fiscal year 2009 results and the payment of a dividend in the form of a capital reduction, with such payment to be made in four quarterly installments at times determined by our Board of Directors, requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting.

- Approval of an Amendment to our Articles of Association to provide for plurality voting in the event that the number of candidates that are nominated for election as directors exceeds the number of positions available.

  The approval of this Amendment to our Articles of Association requires the affirmative vote of a majority of the votes present (in person or by proxy) at the Annual General Meeting.

Other than matters incident to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, Tyco does not know of any other business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion, and such proxy holders will vote in accordance with the recommendations of the Board of Directors.

What constitutes a quorum?

Our Articles of Association provide that all resolutions and elections made at a shareholders' meeting require the presence, in person or by proxy, of a majority of all shares entitled to vote, with abstentions, broker non-votes, blank or invalid ballots regarded as present for purposes of establishing the quorum.

What is the effect of broker non-votes and abstentions?

A broker non-vote occurs when a broker holding shares for a beneficial owner does not vote on a particular agenda item because the broker does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner. Although brokers have discretionary power to vote your shares with respect to "routine" matters, they do not have discretionary power to vote your shares on "non-routine" matters pursuant to New York Stock Exchange ("NYSE") rules. We believe the following proposals will be considered non-routine under NYSE rules and therefore your broker will not be able to vote your shares with respect to these proposals unless the broker receives appropriate instructions from you: Proposal No. 3 (Election of Directors), Proposal No. 5 (Allocation of Financial Results and Capital Reduction) and Proposal No. 6 (Approval of Amendment to Articles of Association). **Because of a change in NYSE rules, we note that, unlike at our previous annual general meetings, your broker will *not* be able to vote your shares with respect to the election of directors if you have not provided instructions to your broker. We strongly encourage you to submit your proxy card and exercise your right to vote as a shareholder.**

Common shares owned by shareholders electing to abstain from voting with respect to any agenda item and broker non-votes will be regarded as present at the meeting and counted towards the determination of the majority required to approve the agenda items submitted to the Annual General Meeting. Therefore, abstentions and broker non-votes will have the effect of an "AGAINST" vote on such agenda items.

How will voting on any other business be conducted?

Other than matters incidental to the conduct of the Annual General Meeting and those set forth in this Proxy Statement, we do not know of any business or proposals to be considered at the Annual General Meeting. If any other business is proposed and properly presented at the Annual General Meeting, the proxies received from our shareholders give the proxy holders the authority to vote on the matter at their discretion and such proxy holders will vote in accordance with the recommendations of the Board of Directors.

Who will count the votes?

Broadridge Financial Solutions will act as the inspector of election and will tabulate the votes.

Important notice regarding the availability of proxy materials for the shareholder meeting to be held on March 10, 2010:

Our proxy statement for the 2010 Annual General Meeting, form of proxy card and 2009 Annual Report are available at www.proxyvote.com.

As permitted by Securities and Exchange Commission rules, Tyco is making this Proxy Statement and its Annual Report available to its stockholders electronically via the Internet. On January 22, 2009, we mailed to our stockholders a Notice containing instructions on how to access this proxy statement and our Annual Report and vote online. If you received a Notice by mail, you will not receive a printed copy of the proxy materials in the mail. Instead, the Notice instructs you on how to access and review all of the important information contained in the Proxy Statement and Annual Report. The Notice also instructs you on how you may submit your proxy over the Internet. If you received a Notice by mail and would like to receive a printed copy of our proxy materials, you should follow the instructions for requesting such materials contained on the Notice.

Returning Your Proxy Card to the Company

Tyco shareholders should complete and return the proxy card as soon as possible. In order to assure that your proxy is received in time to be voted at the meeting, the proxy card must be completed in accordance with the instructions on it and received at one of the addresses set forth below by the times (being local times) and dates specified:

Switzerland:

By 5:00 p.m. on March 9, 2010 by hand or mail at:

Tyco International Ltd.
Freier Platz 10,
CH-8200 Schaffhausen, Switzerland

United States:

By 5:00 p.m. on March 9, 2010 by mail at:

Tyco International Ltd.
c/o Broadridge
51 Mercedes Way
Edgewood, NY 11717

If your common shares are held in street name, you should return your proxy card or voting instruction card in accordance with the instructions on that card or as provided by the bank, brokerage firm or other nominee who holds Tyco common shares on your behalf.

Returning Your Proxy Card to the Independent Proxy

Tyco shareholders wishing to instruct the independent proxy should complete the proxy card as soon as possible and check the appropriate box to appoint the independent proxy. In order to assure that your proxy is received in time to be voted at the meeting by the independent proxy, the proxy card must be completed in accordance with the instructions on it and received at the address set forth below by the time (being local time) and date specified:

By 11:00 a.m. on March 9, 2010, by hand or mail at:

Dr. Harald Maag, Attorney-at-Law, Forchstrasse 452,
P.O. Box 1432, CH-8032 Zürich, Switzerland
Fax: +41 44 396 91 92

Organizational Matters Required by Swiss Law

Admission to the Annual General Meeting

Shareholders who are registered in the share register on January 11, 2010 will receive the proxy statement and proxy cards from us. Beneficial owners of shares will receive an instruction form from their broker, bank, nominee or custodian acting as shareholder of record to indicate how they wish their shares to be voted. Beneficial owners who wish to vote in person at the Annual General Meeting are requested to obtain a proxy executed in their favor, from their broker, bank, nominee or other custodian that authorizes you to vote the shares held by them on your behalf. In addition, you must bring to the Annual General Meeting an account statement or letter from the broker, bank or other nominee indicating that you are the owner of the shares. Shareholders of record registered in the share register are entitled to vote and may participate in the Annual General Meeting. Each share carries one vote. The exercise of the voting right is subject to the voting restrictions set out in our Articles of Association, a summary of which is contained in "How many votes do I have?" For further information, refer to "Who is entitled to vote?", "What is the difference between holding shares as a shareholder of record and as a beneficial owner?", "How do I vote by proxy given to a company officer?", "How do I appoint and vote via an independent proxy?" and "How do I attend the Annual General Meeting?"

Shareholders who purchase our shares and, upon application, become registered as shareholders with respect to such shares after **January 11, 2010**, but on or before **March 1, 2010**, and who wish to vote those shares at the Annual General Meeting, will need to obtain a proxy, executed in their favor, from the registered holder of those shares as of the record date to vote their shares in person at the Annual General Meeting. Shareholders registered in our share register (as opposed to beneficial shareholders) who have sold their shares prior to the Annual General Meeting are not entitled to vote those shares.

Granting of Proxy

If you are a shareholder of record and do not wish to attend the Annual General Meeting, you have the right to grant your voting proxy directly to the Company officers named in the proxy card. Alternatively, you can appoint Dr. Harald Maag, Attorney-at-Law, Forchstrasse 452, P.O. Box 1432, CH-8032 Zürich, as independent proxy, in accordance with Article 689c of the Swiss Code of Obligations, with full rights of substitution, by checking the appropriate box on the enclosed proxy card, or grant a written proxy to any other person, which person does not need to be a shareholder. For further information, refer to "How do I vote by proxy given to a company officer?" and "How do I appoint and vote via an independent proxy?"

The proxies granted to the independent proxy must be received by the independent proxy no later than March 9, 2010, 12:00 noon Central European time.

Registered shareholders who have appointed a Company officer or the independent proxy as a proxy may not vote in person at the meeting or send a proxy of their choice to the meeting, unless they revoke or change their proxies. Revocations must be received by the independent proxy no later than March 9, 2010, 11:00 a.m. Central European time. Registered shareholders who have appointed a Company officer as their proxy may revoke their proxy at any time before the vote is taken at the Annual General Meeting. However, a written revocation must be received by the Secretary in sufficient time to permit the necessary examination and tabulation of the subsequent revocation. Written revocations should be directed to the Secretary of the Company at the same addresses listed above used for proxy submissions.

With regard to the items listed on the agenda and without any explicit instructions to the contrary, the Company officer acting as proxy and the independent proxy will vote according to the recommendations of the Board of Directors. If new agenda items (other than those on the agenda) or new proposals or motions regarding agenda items set out in the invitation to the Annual General Meeting are being put forth before the meeting, the Company officer acting as proxy will vote in accordance with the recommendations of the Board of Directors, as will the independent proxy in the absence of other specific instructions.

Beneficial owners who have not obtained a proxy, executed in their favor, from their broker, custodian or other nominee, are not entitled to vote in person at, or participate in, the Annual General Meeting.

For further information, refer to "What is the difference between holding shares as a shareholder of record and as a beneficial owner?"

Proxy holders of deposited shares

Proxy holders of deposited shares in accordance with Article 689d of the Swiss Code of Obligations are kindly asked to inform the Company of the number of the shares they represent as soon as possible, but no later than March 10, 2010, 2:00 p.m. Central European time at the Registered Shareholders check-in area.

Tyco Annual Report

The Tyco International Ltd. 2009 Annual Report containing the Company's audited consolidated financial statements with accompanying notes and its audited Swiss statutory financial statements prepared in accordance with Swiss law, which include required Swiss disclosures, is available on the Company's web site in the Investor Relations Section at www.tyco.com. Copies of this document may be obtained without charge by contacting Tyco by phone at +41 52 633 02 44. Copies may also be obtained without charge by contacting Investor Relations in writing, or may be physically inspected, at the offices of Tyco International Ltd., Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

PROPOSAL NUMBER ONE—APPROVAL OF THE ANNUAL REPORT AND FINANCIAL STATEMENTS

The Company's Annual Report to Shareholders for the fiscal year ended September 25, 2009, which accompanies this Proxy Statement, includes the parent company financial statements of Tyco International Ltd. (which do not consolidate the results of operations for Tyco's subsidiaries) and the Company's consolidated financial statements for the year ended September 25, 2009, and contains the reports of our statutory auditor and our independent registered public accounting firm, as well as information on the Company's business, organization and strategy. Copies of our 2009 Annual Report and this proxy statement are available on the Internet in the Investor Relations section of Tyco's website at www.tyco.com.

Deloitte AG (Zürich), as the Company's statutory auditor, has issued an unqualified recommendation to the Annual General Meeting that Tyco International Ltd's parent company financial statements be approved. As the Company's statutory auditor, Deloitte AG (Zürich) has expressed its opinion that the financial statements for the period ended September 25, 2009 comply with Swiss law and the Company's Articles of Association.

Deloitte AG (Zürich) has also issued a recommendation to the Annual General Meeting that the Company's consolidated financial statements be approved. As the Company's statutory auditor, Deloitte AG (Zürich) has expressed its opinion that the consolidated financial statements present fairly, in all material respects, the financial position of Tyco International Ltd., the results of operations and the cash flows in accordance with accounting principles generally accepted in the United States of America (US GAAP) and comply with Swiss law.

Representatives of Deloitte AG (Zürich), will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

Under Swiss law, our annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 25, 2009 must be submitted to shareholders for approval at each annual general meeting.

The Board recommends that the shareholders vote FOR approval of the Company's annual report, parent company financial statements of Tyco International Ltd. and consolidated financial statements for the year ended September 25, 2009.

PROPOSAL NUMBER TWO—DISCHARGE OF THE BOARD OF DIRECTORS FROM LIABILITY FOR THE FINANCIAL YEAR ENDED SEPTEMBER 25, 2009

The Board proposes that the members of the Board of Directors be discharged from liability for the financial year ended September 25, 2009.

As is customary for Swiss corporations and in accordance with Article 698, subsection 2, item 5 of the Swiss Code of Obligations, shareholders are requested to discharge the members of the Board of Directors from liability for their activities during the year ended September 25, 2009. This discharge excludes liability claims brought by the Company or shareholders against the members of the Board of Directors for activities carried out during the year ended September 25, 2009 relating to facts that have not been disclosed to shareholders. Registered shareholders that do not vote in favor of this agenda item are not bound by the result for a period ending six months after the vote.

The Board recommends that the shareholders vote FOR the discharge of the members of the Board of Directors from liability for activities during the year ended September 25, 2009.

PROPOSAL NUMBER THREE—ELECTION OF DIRECTORS

Upon the recommendation of the Nominating and Governance Committee, the Board has nominated for election at the 2010 Annual General Meeting a slate of 11 nominees, consisting of 10 individuals who are currently serving on the Board and one new nominee. The nominees who are currently serving on the Board are Ms. Wijnberg, Drs. O'Neill and Stavropoulos and Messrs. Breen, Donahue, Duperreault, Gordon, Gupta, Krol and Yost, and the new nominee is Mr. Michael Daniels. Biographical information regarding each of the nominees is set forth below. The election of Directors will take place at the Annual General Meeting. Election of each Director requires the affirmative vote of a majority of the votes cast by the holders of common shares represented at the Annual General Meeting in person or by proxy. Shareholders are entitled to one vote per share for each of the Directors to be elected. Tyco is not aware of any reason why any of the nominees will not be able to serve if elected. Each of the Directors elected will serve until the 2011 Annual General Meeting and until their successors, if any, are elected and qualified. The Nominating and Governance Committee has not nominated Mr. Jerome B. York, a current Board member, for election at the 2010 Annual General Meeting because Mr. York has decided not to stand for election to another term on our Board, effective as of the end of his current term. The Board wishes to thank Mr. York for his significant contributions to Tyco during his seven years of service on the Board.

Current Directors Nominated for Re-Election

Edward D. Breen—Mr. Breen, age 53, has been our Chairman and Chief Executive Officer since July 2002. Prior to joining Tyco, Mr. Breen was President and Chief Operating Officer of Motorola from January 2002 to July 2002; Executive Vice President and President of Motorola's Networks Sector from January 2001 to January 2002; Executive Vice President and President of Motorola's Broadband Communications Sector from January 2000 to January 2001; Chairman, President and Chief Executive Officer of General Instrument Corporation from December 1997 to January 2000; and, prior to December 1997, President of General Instrument's Broadband Networks Group. Mr. Breen also serves as a director of Comcast Corporation and is a member of the Advisory Board of New Mountain Capital LLC, a private equity firm.

Timothy M. Donahue—Mr. Donahue, age 61, joined our Board in March 2008. Prior to his retirement, Mr. Donahue was Executive Chairman of Sprint Nextel Corporation from August 2005 to December 2006. He previously served as President and Chief Executive Officer of Nextel Communications, Inc. He began his career with Nextel in January 1996 as President and Chief Operating Officer. Before joining Nextel, Mr. Donahue served as Northeast Regional President for AT&T Wireless Services operations from 1991 to 1996. Prior to that, he served as President for McCaw Cellular's paging division in 1986 and was named McCaw's President for the U.S. central region in 1989. He is also a director of the Eastman Kodak Company, Covidien Ltd. (where he is the lead director) and NVR Inc., and non- executive chairman of the private company UCT Coatings, Inc. Mr. Donahue is a graduate of John Carroll University, with a BA degree in English Literature.

Brian Duperreault—Mr. Duperreault, age 62, joined our Board in March 2004. Mr. Duperreault has served as President, Chief Executive Officer and director of Marsh & McLennan Companies, Inc. since January 2008. Previously he served as Chairman of ACE Limited, an international provider of a broad range of insurance and reinsurance products, from October 1994 to May 2007. He served as Chief Executive Officer of ACE Limited from October 1994 through May 2004, and as its President from October 1994 through November 1999. Prior to joining ACE, Mr. Duperreault had been employed with American Insurance Group ("AIG") from 1973 and served in various senior executive positions with AIG and its affiliates from 1978 until September 1994, most recently as Executive Vice President, Foreign General Insurance and, concurrently, as Chairman and Chief Executive Officer of American International Underwriters Inc. ("AIU") from April 1994 to September 1994. Mr. Duperreault was President of AIU from 1991 to April 1994, and Chief Executive Officer of AIG affiliates in Japan and Korea from 1989 until 1991. Mr. Duperreault serves as Chairman of the Centre on Philanthropy, Chairman of Bermuda Institute of Ocean Sciences, and Chairman of the International Insurance Society. He is also a member of the Board of Directors of the Insurance Information Institute, and the Board of Overseers of the School of Risk Management of St. John's University in Bermuda.

Bruce S. Gordon—Mr. Gordon, age 63, joined our Board in January 2003. From August 2005 through April 2007, Mr. Gordon served as President and Chief Executive Officer of the NAACP. Until his retirement in December 2003, Mr. Gordon was the President of Retail Markets at Verizon Communications, Inc., a provider of wireline and wireless communications. Prior to the merger of Bell Atlantic Corporation and GTE, which formed Verizon in July 2000, Mr. Gordon fulfilled a variety of positions at Bell Atlantic Corporation, including Group President, Vice President, Marketing and Sales, and Vice President, Sales. Mr. Gordon graduated from Gettysburg College and received an M.S. from Massachusetts Institute of Technology. Mr. Gordon also serves as a director of CBS Corporation and Northrup Grumman Corporation. Mr. Gordon is the Lead Director of our Board and the Chair of the Nominating and Governance Committee.

Rajiv L. Gupta—Mr. Gupta, age 64, joined our Board in March 2005. Mr. Gupta served as Chairman and Chief Executive Officer of Rohm and Haas Company, a worldwide producer of specialty materials, from 1999 to 2009. He served as Vice Chairman of Rohm and Haas Company from 1998 to 1999, Director of the Electronic Materials business from 1996 to 1999, and Vice President and Regional Director of the Asia-Pacific Region from 1993 to 1998. Mr. Gupta holds a B.S. degree in mechanical engineering from the Indian Institute of Technology, an M.S. in operations research from Cornell University and an M.B.A. in finance from Drexel University. Mr. Gupta also is a director of The Vanguard Group and Hewlett-Packard Company and the private companies Dephi Automotive, LLP and Affle, Pte Ltd. He is also a trustee of The Conference Board, and a senior advisor of New Mountain Capital LLC. Mr. Gupta is the Chair of the Company's Compensation and Human Resources Committee.

John A. Krol—Mr. Krol, age 73, joined our Board in August 2002. Mr. Krol served as the Chairman and Chief Executive Officer of E.I. du Pont de Nemours & Company, where he spent his entire career until his retirement in 1998. E.I. du Pont de Nemours is a global research and technology-based company serving worldwide markets, including food and nutrition, health care, agriculture, fashion and apparel, home and construction, electronics and transportation. Mr. Krol also serves as a director of ACE Limited, and the private companies Delphi Automotive, LLP (where he is chairman of the board), Norvax, Inc. and Pacolet-Milliken, and is on the Advisory Board of Bechtel Corporation. Mr. Krol graduated from Tufts University where he received a B.S. and M.S. in chemistry.

Brendan R. O'Neill—Dr. O'Neill, age 61, joined our Board in March 2003. Dr. O'Neill was Chief Executive Officer and director of Imperial Chemical Industries PLC ("ICI"), a manufacturer of specialty products and paints, until April 2003. Dr. O'Neill joined ICI in 1998 as its Chief Operating Officer and Director, and was promoted to Chief Executive Officer in 1999. Prior to Dr. O'Neill's career at ICI, he held numerous positions at Guinness PLC, including Chief Executive of Guinness Brewing Worldwide Ltd, Managing Director International Region of United Distillers, and Director of Financial Control. Dr. O'Neill also held positions at HSBC Holdings PLC, BICC PLC and the Ford Motor Company. He has an M.A. from the University of Cambridge and a Ph.D. in chemistry from the University of East Anglia, and is a Fellow of the Chartered Institute of Management Accountants (U.K.). Dr. O'Neill is a director of Endurance Specialty Holdings Ltd., Informa plc and Towers Watson, Inc. He chairs the Audit Committee of Informa plc.

William S. Stavropoulos—Dr. Stavropoulos, age 70, joined our Board in March 2007. Dr. Stavropoulos was the Chairman, President and Chief Executive Officer of Dow Chemical Company, where his career spanned 39 years until his retirement in 2006. While at Dow, Dr. Stavropoulos served in a variety of positions in research, marketing and general management. Dr. Stavropoulos graduated from Fordham University with a B.S. in pharmaceutical chemistry and from the University of Washington with a Ph.D. in medicinal chemistry. Dr. Stavropoulos serves as a director of Chemical Financial Corporation and Teradata Corporation, is a trustee to the Fidelity Group of Funds and the Rollin M. Gerstacker Foundation, on the advisory boards of Maersk Corporation and Metalmark Capital LLC and is a special advisor to Clayton, Dubilier & Rice, Inc. Dr. Stavropoulos is also President and Founder of the Michigan Baseball Foundation.

Sandra S. Wijnberg—Ms. Wijnberg, age 53, joined our Board in March 2003. In March 2007, Ms. Wijnberg was named Chief Administrative Officer of Aquiline Holdings LLC. From January 2000 to April 2006, Ms. Wijnberg was the Senior Vice President and Chief Financial Officer at Marsh & McLennan Companies, Inc., a professional services firm with insurance and reinsurance brokerage, consulting and investment management businesses. Before joining Marsh & McLennan Companies, Inc. Ms. Wijnberg served as a Senior Vice President and Treasurer of Tricon Global Restaurants, Inc. and held various positions at PepsiCo, Inc., Morgan Stanley Group, Inc. and American Express Company. Ms. Wijnberg is a graduate of the University of California, Los Angeles and received an M.B.A. from the University of Southern California. Ms. Wijnberg is a director of Futurity First Financial Corporation.

R. David Yost—Mr. Yost, age 62, joined our Board in March 2009. Mr. Yost has served as Director and Chief Executive Officer of AmerisourceBergen, a comprehensive pharmaceutical services provider, from August 2001 to the present. He was President of AmerisourceBergen from August 2001 to October 2002, Chairman and Chief Executive Officer of AmeriSource Health Corporation from December 2000 to August 2001, and President and Chief Executive Officer of AmeriSource from May 1997 to December 2000. Mr. Yost also held a variety of other positions with AmeriSource Health Corporation and its predecessors from 1974 to 1997.

New Director Nominated for Election

Michael E. Daniels—Mr. Daniels, age 55, is the Senior Vice President of the Global Technology Services group of International Business Machines Corporation, a business and IT services company with operations in more than 160 countries around the world. In his current role at IBM, Mr. Daniels has worldwide responsibility for IBM's Global Services business operations in outsourcing services, integrated technology services, maintenance, and small and medium business services, as well as for IBM Global Financing. Since joining IBM in 1976, Mr. Daniels has held a number of leadership positions in sales, marketing, and services, and was general manager of several sales and services businesses, including IBM's Sales and Distribution operations in the United States, Canada and Latin America, its Global Services team in the Asia Pacific region, Product Support Services, Availability Services, and Systems Solutions. Mr. Daniels is a graduate of the Holy Cross College in Massachusetts with a degree in political science. He is a member of the board of directors of The Japan Society, a nonprofit institution that promotes understanding and cooperation between the U.S. and Japan.

The Board recommends that shareholders vote FOR the election of all 11 nominees for Director to serve until the next Annual General Meeting.

PROPOSAL NUMBER FOUR—ELECTION OF AUDITORS

Proposal 4.a—Appointment of Statutory Auditors

Our shareholders must elect a firm as statutory auditor. The statutory auditor's main task is to audit our consolidated financial statements and parent company financial statements that are required under Swiss law. The Board has recommended that Deloitte AG (Zürich), General Guisan-Quai 38, 8002 Zürich, Switzerland, be elected as our statutory auditor for our consolidated financial statements and the parent company financial statements of Tyco International Ltd.

Representatives of Deloitte AG (Zürich) will attend the Annual General Meeting and will have an opportunity to make a statement if they wish. They will also be available to answer questions at the meeting.

For independent auditor fee information and information on our pre-approval policy of audit and non-audit services, see Proposal 4.b below. Please also see the Audit Committee Report included in this Proxy Statement for additional information about our statutory auditors.

The Board recommends a vote FOR the election of Deloitte AG (Zürich) as the Company's statutory auditor until our next annual ordinary general meeting.

Proposal 4.b—Appointment of Independent Registered Public Accounting Firm

The Audit Committee of the Board of Directors recommends that shareholders ratify the appointment of Deloitte & Touche LLP (United States), Two World Financial Center, New York, NY 10281-1414, an affiliate of Deloitte AG (Zürich), as Tyco's independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 24, 2010.

The Audit Committee is responsible for the annual retention of our independent registered public accounting firm, subject to the affirmative vote of a majority of the votes cast by shareholders at the Annual General Meeting. The Audit Committee is directly responsible, in its capacity as a committee of the Board, for the appointment, compensation, oversight, and evaluation of performance of the work of the external auditors. The Audit Committee has recommended the ratification of Deloitte & Touche LLP as the Company's independent registered public accounting firm for purposes of United States securities law reporting for the year ending September 24, 2010.

Representatives of Deloitte & Touche LLP are expected to be at the Annual General Meeting and they will be available to respond to appropriate questions.

Audit and Non-Audit Fees

Aggregate fees for professional services rendered to Tyco by Deloitte AG (Zürich) and Deloitte & Touche LLP (collectively "Deloitte") as of and for the fiscal years ended September 25, 2009 and September 26, 2008 are set forth below. The aggregate fees included in the Audit category are fees billed for fiscal year 2008 and reasonably expected to be billed for fiscal year 2009 for the audit of Tyco's annual financial statements and review of interim financial statements and statutory and regulatory filings or engagements. The aggregate fees included in each of the other categories are fees billed in the fiscal years.

	Fiscal Year 2009 (in millions)	Fiscal Year 2008 (in millions)
Audit Fees	$35.2	$42.8
Audit-Related Fees	2.1	4.0
Tax Fees	2.6	7.5
Total	$39.9	$54.3

Audit Fees for the fiscal years ended September 25, 2009 and September 26, 2008 were for professional services rendered for the integrated audits of our consolidated financial statements and internal controls over financial reporting, quarterly reviews of the condensed consolidated financial statements included in Tyco's Quarterly Reports on Form 10-Q, statutory audits, consents, comfort letters, international filings and other assistance required to complete the year-end audit of the consolidated financial statements.

Audit-Related Fees as of the fiscal year ended September 25, 2009 were primarily related to final services for the divestiture of our Infrastructure Services business, but also included services performed for our change in domicile from Bermuda to Switzerland, XBRL implementation and other required filings. Fees for the fiscal year ended September 26, 2008 were primarily related to services performed for divestitures of various businesses, including our Infrastructure Services business.

Tax Fees as of the fiscal years ended September 25, 2009 and September 26, 2008 were for tax compliance services.

None of the services described above was approved by the Audit Committee under the de minimus exception provided by Rule 2-01(c)(7)(i)(C) under Regulation S-X.

Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of Independent Auditors

In March 2004, the Audit Committee adopted a pre-approval policy that provides guidelines for the audit, audit-related, tax and other permissible non-audit services that may be provided by the independent auditors. The policy identifies the guiding principles that must be considered by the Audit Committee in approving services to ensure that the auditors' independence is not impaired. The policy provides that the Corporate Controller will support the Audit Committee by providing a list of proposed services to the Committee, monitoring the services and fees pre-approved by the Committee, providing periodic reports to the Audit Committee with respect to pre-approved services, and ensuring compliance with the policy.

Under the policy, the Audit Committee annually pre-approves the audit fee and terms of the engagement, as set forth in the engagement letter. This approval includes approval of a specified list of audit, audit-related and tax services. Any service not included in the specified list of services must be submitted to the Audit Committee for pre-approval. No service may extend for more than 12 months, unless the Audit Committee specifically provides for a different period. The independent auditor may not begin work on any engagement without confirmation of Audit Committee pre-approval from the Corporate Controller or his or her delegate.

In accordance with the policy, the Chair of the Audit Committee has been delegated the authority by the Committee to pre-approve the engagement of the independent auditors when the entire Committee is unable to do so. The Chair must report all such pre-approvals to the Audit Committee at the next Committee meeting.

Please see the Audit Committee Report included in this proxy statement for additional information about Deloitte & Touche LLP.

The Audit Committee and the Board recommend that shareholders vote FOR the ratification of Deloitte & Touche LLP as our Independent Registered Public Accounting Firm.

Proposal 4.c—Appointment of Special Auditors

Under Swiss law, special reports by an auditor are required in connection with certain corporate transactions, including certain types of increases or decreases in share capital. Because of the auditor independence requirements under U.S. Federal securities laws, we do not believe Deloitte AG (Zürich) can act as our special auditing firm with respect to certain types of capital changes.

Our Board of Directors has recommended that the election of PricewaterhouseCoopers AG (Zürich) Birchstrasse 160, CH-8050 Zürich, Switzerland as special auditing firm until our next annual general meeting be submitted for consideration at the 2010 Annual General Meeting.

The Board recommends that shareholders vote FOR the appointment of PricewaterhouseCoopers AG (Zürich) as the Company's special auditing firm until our next annual general meeting.

PROPOSAL NUMBER FIVE—ALLOCATION OF FISCAL YEAR 2009 RESULTS AND APPROVAL OF A DIVIDEND IN THE FORM OF A CAPITAL REDUCTION

Proposal 5.a—Allocation of Fiscal Year 2009 Results

The Board of Directors proposes that the Company's loss in its statutory accounts as shown below be carried forward to fiscal year 2010. The following table shows the appropriation of loss in Swiss francs and U.S. dollars (converted from Swiss francs as of September 25, 2009) as proposed by the Board:

	Swiss francs (in millions)	U.S. dollars (in millions)
Net loss	CHF 1,025.5	$ 998.8
Balance, beginning of period	31,815.7	30,988.3
Balance carried forward	CHF 32,841.2	$31,987.1

The Board of Directors proposes that the Company's loss of CHF 1,025.5 million be carried forward in accordance with the table above. The dividend to be paid in the form of a capital reduction is proposed below as proposal 5.b. Under Swiss law, the allocation of the Company's balance sheet results is customarily submitted to shareholders for resolution at each annual general meeting.

The Board recommends that the shareholders vote FOR carrying the fiscal year 2009 loss forward.

Proposal 5.b—Approval of Dividend in the Form of a Capital Reduction

The Company is seeking approval to pay a dividend in the form of a capital reduction in an amount equal to CHF 0.85 per share, which, as of January 11, 2010 is the equivalent of $0.84 per share. Payment of the dividend will be made in four quarterly installments at such times through our next annual general meeting as determined by our Board of Directors. We expect these amounts to be payable on the same schedule as quarterly payments on our shares were made in the preceding year. Based on these proposed reductions of capital, we propose to change the par value of our shares with respect to our conditional and authorized capital.

The Board of Directors deems it advisable to pay a dividend in the form of a capital reduction as outlined above with respect to all shares, such dividend to be paid in four quarterly installments at such times through our next annual general meeting as shall be determined by the Board of Directors. Based on a report by PricewaterhouseCoopers AG as state supervised auditing enterprise in accordance with Article 732 paragraph 2 of the Swiss Code of Obligations provided by the auditor, who will be present at the meeting, our Board of Directors proposes that our shareholders voting (in person or by proxy) at our Annual General Meeting approve the following dividend in the form of a capital reduction. The proposed Swiss franc amount of the capital reduction may be adjusted based on the CHF/USD exchange rate in effect on March 8, 2010 so that the amount of the capital reduction is at least the Swiss franc equivalent of $0.84 on such date. The adjusted amount will be announced prior to the Annual General Meeting. The Board of Directors proposes the following resolutions:

1. The share capital of the Company in the aggregate amount of CHF 3,642,642,767.60 shall be reduced by the amount of CHF 407,400,835.85 to CHF 3,235,241,931.75.
2. The capital reduction shall be accomplished as follows:
   a. by reducing the par value per share from CHF 7.60 to CHF 6.75 in four steps, i.e. by CHF 0.21 to CHF 7.39 in the third fiscal quarter 2010, from CHF 7.39 by CHF 0.21 to CHF 7.18 in the fourth fiscal quarter 2010, from CHF 7.18 by CHF 0.21 to CHF 6.97 in the first fiscal quarter 2011 and from CHF 6.97 by CHF 0.22 to CHF 6.75 in the second fiscal quarter of 2011;

b. by repayment of the respective partial reduction amounts of CHF 0.21 in May 2010, CHF 0.21 in August 2010, CHF 0.21 in November 2010 and CHF 0.22 in February 2011 per share to the shareholders; and

c. before the second, third and fourth partial reduction a call to creditors in accordance with Article 733 of the Swiss Code of Obligations shall be made and an updated report in accordance with Article 732 paragraph 2 by the state supervised auditing enterprise shall be prepared.

3. The aggregate reduction amount pursuant to Section 1 shall be increased by corresponding par value reductions on shares issued from authorized share capital or conditional share capital after the general meeting until registration of the last partial reduction in the Commercial Register.

4. The board of directors is authorized to determine the application dates (e.g., the record and payment dates) of the partial reductions in the commercial register and the repayment procedure for the partial reduction amounts.

5. Effective with the registrations of the respective quarterly capital reductions in the Commercial Register, the following amendments are resolved to the Articles of Association:

English version:

Article 3. Share Capital

(1) The share capital of the Company amounts to CHF 3,541,990,796.39[(1)] / 3,441,338,825.18[(2)] / 3,340,686,853.97[(3)] / 3,235,241,931.75[(4)] and is divided into 479,295,101[(1)(2)(3)(4)] registered shares with a nominal value of CHF 7.39[(1)] / 7.18[(2)] / 6.97[(3)] / 6.75[(4)] per share. The share capital is fully paid-in.

Article 4. Authorized Share Capital for General Purposes

(1) The Board of Directors is authorized to increase the share capital, on one or several steps until 10 March 2012, by a maximum amount of CHF 1,770,995,394.50[(1)] / 1,720,669,409.00[(2)] / 1,670,343,423.50[(3)] / 1,617,620,962.50[(4)] by issuing a maximum of 239,647,550[(1)(2)(3)(4)] fully paid up Shares with a par value of CHF 7.39[(1)] / 7.18[(2)] / 6.97[(3)] / 6.75[(4)] each.

German (authoritive) version

Artikel 3: Aktienkapital

(1) Das Aktienkapital der Gesellschaft beträgt CHF 3'541'990'796.39[(1)] / 3'441'338'825.18[(2)] / 3'340'686'853.97[(3)] / 3'235'241'931.75[(4)] und ist eingeteilt in 479'295'101[(1)(2)(3)(4)] Namenaktien im Nennwert von CHF 7.39[(1)] / 7.18[(2)] / 6.97[(3)] / 6.75[(4)] je Aktie. Das Aktienkapital ist vollständig liberiert.

Artikel 4: Genehmigtes Aktienkapital für allgemeine Zwecke

(1) Der Verwaltungsrat ist ermächtigt das Aktienkapital in einem oder mehreren Schritten bis zum 12. März 2011 im Maximalbetrag von CHF 1'770'995'394.50[(1)] / 1'720'669'409.00[(2)] / 1'670'343'423.50[(3)] / 1'617'620'962.50[(4)] durch Ausgabe von höchstens 239'647'550[(1)(2)(3)(4)] vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 7.39[(1)] / 7.18[(2)] / 6.97[(3)] / 6.75[(4)] je Aktie zu erhöhen. Eine Kapitalerhöhung ist zulässig (i) durch Festübernahme durch ein Finanzinstitut, eine Gruppe von Finanzinstituten oder andere Drittparteien gefolgt von einem Angebot an die zu diesem Zeitpunkt existierenden Aktionäre sowie (ii) in Teilbeträgen.

English version:

Article 5. Conditional Share Capital for Bonds and Similar Debt Instruments

(1) The share capital of the Company shall be increased by an amount not exceeding CHF 354,199,078.90[1] / 344,133,881.80[2] / 334,068,684.70[3] / 323,524,192.50[4] through the issue of a maximum of 47,929,510[1][2][3][4] registered shares, payable in full, each with a nominal value of CHF 7.39[1] / 7.18[2] / 6.97[3] / 6.75[4] through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments, issued or to be issued by the Company or by subsidiaries of the Company, including convertible debt instruments.

Article 6. Conditional Share Capital for Employee Benefit

(1) The share capital of the Company shall be increased by an amount not exceeding CHF 354,199,078.90[1] / 344,133,881.80[2] / 334,068,684.70[3] / 323,524,192.50[4] through the issue from time to time of a maximum of 47,929,510[1][2][3][4] registered shares, payable in full, each with a nominal value of CHF 7.39[1] / 7.18[2] / 6.97[3] / 6.75[4], in connection with the exercise of option rights granted to any employee of the Company or a subsidiary, and any consultant, director, or other person providing services to the Company or a subsidiary.

German (authoritive) version

Artikel 5: Bedingtes Aktienkapital für Anleihensobligationen und ähnliche Instrumente der Fremdfinanzierung

(1) Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 354'199'078.90[1] / 344'133'881.80[2] / 334'068'684.70[3] / 323'524'192.50[4] durch Ausgabe von höchstens 47'929'510[1][2][3][4] vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 7.39[1] / 7.18[2] / 6.97[3] / 6.75[4] je Aktie erhöht durch die Ausübung von Wandel- und/oder Optionsrechten, welche im Zusammenhang mit von der Gesellschaft oder ihren Tochtergesellschaften emittierten oder noch zu emittierenden Anleihensobligationen, Notes oder ähnlichen Instrumenten eingeräumt wurden oder werden, einschliesslich Wandelanleihen.

Artikel 6: Bedingtes Aktienkapital für Mitarbeiterbeteiligungen

(1) Das Aktienkapital der Gesellschaft wird im Maximalbetrag von CHF 354'199'078.90[1] / 344'133'881.80[2] / 334'068'684.70[3] / 323'524'192.50[4] durch Ausgabe von höchstens 47'929'510[1][2][3][4] vollständig zu liberierenden Namenaktien mit einem Nennwert von CHF 7.39[1] / 7.18[2] / 6.97[3] / 6.75[4] je Aktie erhöht durch die Ausübung von Optionen, welche Mitarbeitern der Gesellschaft oder ihrer Tochtergesellschaften sowie Beratern und Mitgliedern des Verwaltungsrates oder anderen Personen, welche Dienstleistungen für die Gesellschaft oder ihre Tochtergesellschaften erbringen, eingeräumt wurden.

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(1) Amendment to the Articles of Association to be made upon completion of the first partial reduction in May 2010, with specific numbers based on adjustments pursuant to Section 3 and the Articles of Association being dated March 10, 2010.

(2) Amendment to the Articles of Association to be made upon completion of the second partial reduction in August 2010, with specific numbers based on adjustments pursuant to Section 3 and the Articles of Association being dated March 10, 2010.

(3) Amendment to the Articles of Association to be made upon completion of the third partial reduction in November 2010, with specific numbers based on adjustments pursuant to Section 3 and the Articles of Association being dated March 10, 2010.

(4) Amendment to the Articles of Association to be made upon completion of the fourth partial reduction in February 2011, with specific numbers based on adjustments pursuant to Section 3 and the Articles of Association being dated March 10, 2010.

PROPOSAL NUMBER SIX—APPROVAL OF AMENDMENT TO ARTICLES OF ASSOCIATION.

The Company is seeking shareholder approval to amend Article 16 paragraph 2 of its Articles of Association to provide for plurality voting in the event that the candidates that are nominated for election as directors exceed the number of positions available. Currently, Art. 16 of the Articles of Association requires that each director obtain an absolute majority of the votes cast at the General Meeting of Shareholders in any vote for the election of directors—regardless of whether the election is contested or uncontested. However, in the event of a contested election—meaning that more candidates have been nominated than Board positions are available—a situation may arise where no candidates are elected, or where fewer candidates are elected than positions available. To avoid this result, the Board of Directors proposes to amend Article 16 of the Articles of Association so that a plurality of votes is sufficient in the event, and only in the event, of a contested election. For example, with a plurality vote, if there are 11 candidates nominated for election but only 10 board positions available, the candidates with the highest number of votes will fill the 10 positions even if some or all of those candidates do not receive a majority vote. The proposed amendment is as follows:

Art. 16 para 2 Current Version	Art. 16 para 2 Proposed Version
2) The General Meeting of Shareholders shall conduct elections upon an absolute majority of the votes cast at the General Meeting of Shareholders. Absolute majority means half plus one votes cast at the General Meeting of Shareholders (whereby valid votes cast including blank votes and abstentions shall be included for purposes of establishing the number of votes cast).	(2) The General Meeting of Shareholders shall conduct elections upon an absolute majority of the votes cast at the General Meeting of Shareholders if the Articles of Association do not provide for a different majority. Absolute majority means half plus one votes cast at the General Meeting of Shareholders (whereby valid votes cast including blank votes and abstentions shall be included for purposes of establishing the number of votes cast). At any election for the Board of Directors in which the number of candidates exceeds the number of board positions available at the time of such election (the number of available positions to be determined by the General Meeting of Shareholders within the framework of Article 19 of these Articles of Association), the members of the Board of Directors shall be elected by a plurality of votes cast (meaning the candidate with the most votes is elected).
German (authoritive) version *(2) Die Generalversammlung wählt die Mitglieder des Verwaltungsrates mit absoluter Stimmenmehrheit. Absolute Stimmenmehrheit bedeutet die Hälfte plus eine Stimme der an der Generalversammlung vertretenen Stimmen (wobei Enthaltungen, nicht stimmende Vetreter sowie leere oder ungültige Stimmen für die Bestimmung der Anzahl der vertretenen Stimmen berücksichtigt werden).*	*(2) Die Generalversammlung vollzieht Wahlen mit absoluter Stimmenmehrheit, sofern die Statuten kein andere Mehrheit vorsehen. Absolute Stimmenmehrheit bedeutet die Hälfte plus eine Stimme der an der Generalversammlung vertretenen Stimmen (wobei Enthaltungen, nicht stimmende Vetreter sowie leere oder ungültige Stimmen für die Bestimmung der Anzahl der vertretenen Stimmen berücksichtigt werden). Stehen bei einer Wahl des Verwaltungsrates mehr Kandidaten zur Wahl als Sitze zu dieser Zeit zu besetzen sind (wobei die Anzahl Sitze von der Generalversammlung im Rahmen von Art. 19 dieser Statuten festgelegt wird), werden die Verwaltungsräte mit relativem Mehr gewählt (d.h. der Kandidat mit der höchsten Stimmenzahl ist gewählt).*

The Board recommends that shareholders vote FOR the amendment of Article 16 of the Articles of Association to provide for plurality voting in the event the number of candidates that are nominated for election exceeds the number of positions available.

GOVERNANCE OF THE COMPANY

Our Corporate Governance Principles

Our corporate governance principles are embodied in a formal document that has been approved by Tyco's Board of Directors (the "Board"). It is posted on our website at *www.tyco.com* under the heading "Corporate Responsibility—Governance." We will also provide a copy of the corporate governance principles to shareholders upon request.

Vision and Values of Our Board

Tyco's Board is responsible for directing and overseeing the management of Tyco's business in the best interests of the shareholders and consistent with good corporate citizenship. In carrying out its responsibilities, the Board selects and monitors top management, provides oversight for financial reporting and legal compliance, determines Tyco's governance principles and implements its governance policies. The Board, together with management, is responsible for establishing the Company's values and code of conduct and for setting strategic direction and priorities.

While Tyco's strategy evolves in response to changing market conditions, the Company's vision and values are enduring. Our governance principles, along with our vision and values, constitute the foundation upon which the Company's governance policies are built. Our vision, values and principles are discussed below.

Tyco believes that good governance requires not only an effective set of specific practices but also a culture of responsibility throughout the firm, and governance at Tyco is intended to optimize both. Tyco also believes that good governance ultimately depends on the quality of its leadership, and it is committed to recruiting and retaining Directors and officers of proven leadership ability and personal integrity.

Tyco Vision: Why We Exist and the Essence of Our Business

To be our customers' first choice in every market we serve by exceeding commitments, providing new technology solutions, leveraging our diverse brands, driving operational excellence, and committing to the highest standards of business practices—all of which will drive Tyco's long-term growth, value, and success.

Tyco Values: How We Conduct Ourselves

Integrity: We demand of each other and ourselves the highest standards of individual and corporate integrity with our customers, suppliers, vendors, agents and stakeholders. We vigorously protect Company assets and have policies and compliance systems designed to ensure compliance with all Company policies and laws.

Excellence: We continually challenge each other to improve our products, our processes and ourselves. We strive always to understand our customers' and suppliers' businesses and help them achieve their goals. We are dedicated to diversity, fair treatment, mutual respect and trust of our employees and customers.

Teamwork: We foster an environment that encourages innovation, creativity and results through teamwork and mutual respect. We practice leadership that teaches, inspires and promotes full participation and career development. We encourage open and effective communication and interaction.

Accountability: We will meet the commitments we make and take personal responsibility for all actions and results. We will create an operating discipline of continuous improvement that will be integrated into our culture.

Tyco Goals: What We Seek to Achieve

Governance: Adhere to the best standards of corporate governance for the Company by establishing processes and practices that promote and ensure integrity, compliance and accountability.

Customers: Fully understand and exceed our customers' needs, wants and preferences and provide greater value to our customers than our competition.

Growth: Focus on strategies to achieve organic growth targets and deploy cash for growth and value creation.

Culture: Build on the Company's reputation and image internally and externally while driving initiatives to ensure Tyco remains an employer of choice.

Operational Excellence: Implement best-in-class operating practices and leverage Company-wide opportunities and best practices.

Financial Strength & Flexibility: Ensure that financial measures and shareholder return objectives are met.

Board of Directors

Mission of the Board of Directors: What the Board Intends to Accomplish

The mission of Tyco's Board is to promote the long-term value and health of the Company in the interests of the shareholders and set an ethical "tone at the top." To this end, the Board provides management with strategic guidance, and also ensures that management adopts and implements procedures designed to promote both legal compliance and the highest standards of honesty, integrity and ethics throughout the organization.

Governance Principles: How the Board Oversees the Company

Active Board: The Directors are well informed about the Company and vigorous in their oversight of management.

Company Leadership: The Directors, together with senior management, set Tyco's strategic direction, review financial objectives, and establish the ethical tone for the management and leadership of the Company.

Compliance with Laws and Ethics: The Directors ensure that procedures and practices are in place designed to prevent and identify illegal or unethical conduct and to permit appropriate and timely redress should such conduct occur.

Inform and Listen to Investors and Regulators: The Directors take steps to see that management discloses appropriate information fairly, fully, timely and accurately to investors and regulators, and that the Company maintains a two-way communication channel with its investors and regulators.

Continuous Improvement: The Directors remain abreast of new developments in corporate governance and they implement new procedures and practices as they deem appropriate.

Board Responsibilities

The Board is responsible for:

- reviewing and approving management's strategic and business plans;
- reviewing and approving financial plans, objectives and actions, including significant capital allocations and expenditures;
- monitoring management's execution of corporate plans and objectives;
- advising management on significant decisions and reviewing and approving major transactions;
- identifying and recommending Director candidates for election by shareholders;
- appraising the Company's major risks and overseeing that appropriate risk management and control procedures are in place;
- selecting, monitoring, evaluating, compensating and, if necessary, replacing the Chief Executive Officer and other senior executives, and seeing that organizational development and succession plans are maintained for these executive positions;
- determining the Chief Executive Officer's compensation, and approving the compensation of senior officers;
- overseeing that procedures are in place designed to promote compliance with laws and regulations;
- overseeing that procedures are in place designed to promote integrity and candor in the audit of the Company's financial statements and operations, and in all financial reporting and disclosure;
- designing and assessing the effectiveness of its own governance practices and procedures as well as Board and committee performance; and
- periodically monitoring and reviewing shareholder communication.

Board Leadership

The business of the Company is managed under the direction of the Company's Board, in the interest of the shareholders. The Board delegates its authority to senior management for managing the everyday affairs of the Company. The Board requires that senior management review major actions and initiatives with the Board prior to implementation.

The Company believes the positions of Chairman and Chief Executive Officer should currently be held by the same person. The Company has adopted a counterbalancing governance structure, including:

- a designated lead Director;
- a Board entirely composed of independent members, with the exception of the Chairman and Chief Executive Officer;
- annual election of Directors by a majority of votes cast at the Annual General Meeting of shareholders;
- committees entirely composed of independent Directors; and
- established governance and ethics guidelines.

The lead Director acts as an intermediary between the Board and senior management. Among other things, the lead director is responsible for setting the agenda for Board meetings with Board and management input, facilitating communication among Directors and between the Board and the Chief Executive Officer, working with the CEO to provide an appropriate information flow to the Board, and chairing an executive session of the independent Directors at each formal Board meeting. The lead director is expected to foster a cohesive board that cooperates with the CEO towards the ultimate goal of creating shareholder value.

Board Capabilities

The Tyco Board as a whole is strong in its diversity, vision, strategy and business judgment. It possesses a robust collective knowledge of management and leadership, business operations, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets.

The culture of the Board is such that it can operate swiftly and effectively in making key decisions and facing major challenges. Board meetings are conducted in an environment of trust, open dialogue and mutual respect that encourages constructive commentary. The Board strives to be informed, proactive and vigilant in its oversight of the Company and protection of shareholder assets.

Board Committees

To conduct its business the Board maintains three standing committees: Audit, Compensation and Human Resources (the "Compensation Committee"), and Nominating and Governance, and they are each entirely composed of independent Directors. Assignments to, and chairs of, the Audit and Compensation Committees are recommended by the Nominating and Governance Committee and selected by the Board. The independent Directors as a group elect the members and the chair of the Nominating and Governance committee. All committees report on their activities to the Board.

The lead Director may convene "special committees" to review material matters being considered by the Board. Special committees report their activities to the Board.

To ensure effective discussion and decision making while at the same time having a sufficient number of independent Directors for its three committees, the Board is normally constituted of between ten and thirteen Directors. The number of Directors is set forth in the Company's Articles of Association.

The Nominating and Governance Committee reviews the Board's governance guidelines annually and recommends appropriate changes to the Board.

Board Meetings

The Board meets at least five times annually, and additional meetings may be called in accordance with the Company's Articles of Association and Organizational Regulations. Frequent board meetings are critical not only for timely decisions but also for Directors to be well informed about the Company's operations and issues. One of these meetings will be scheduled in conjunction with the Company's Annual General Meeting and Board members are required to be in attendance at the Annual General Meeting either in person or by telephone. The lead Director, in consultation with the Chairman of the Board / Chief Executive Officer, is responsible for setting meeting agendas with input from the Directors.

Committee meetings are normally held in conjunction with Board meetings. Major committee decisions are reviewed and approved by the Board. The Board chair and committee chairs are responsible for conducting meetings and informal consultations in a fashion that encourages informed, meaningful and probing deliberations. Presentations at Board meetings are concise and focused, and they include adequate time for discussion and decision-making. An executive session of independent Directors, chaired by the lead Director, is held at each formal meeting of the Board.

Directors receive the agenda and materials for regularly scheduled meetings in advance. Best efforts are made to make materials available as soon as one week in advance, but no later than three days in advance. When practical, the same applies to special meetings of the Board. Directors may ask for additional information from, or meetings with, senior managers at any time.

Strategic planning and succession planning sessions are held annually at a regular Board meeting. The succession planning meeting focuses on the development and succession of not only the chief executive but also the other senior executives.

The Board's intent is for Directors to attend all regularly scheduled Board and committee meetings. Directors are expected to use their best efforts to attend regularly scheduled Board and committee meetings in person. The decisions by the Board and its committees are recorded in the minutes of their meetings, and copies of the minutes are forwarded promptly to all Directors after each Board and committee meeting. All independent Board members are welcome to attend any committee meeting.

Board and Committee Calendars

A calendar of regular agenda items for the regularly scheduled Board meetings and all regularly scheduled committee meetings is prepared annually by the Chairman of the Board / Chief Executive Officer in consultation with the lead Director, committee chairs, and all interested Directors.

Board Communication

Management speaks on behalf of the Company, and the Board normally communicates through management with outside parties, including Tyco shareholders, business journalists, analysts, rating agencies and government regulators. The Board has established a process for shareholders to communicate with members of the Board, including the lead Director. If you have any concern, question or complaint regarding our compliance with any policy or law, or would otherwise like to contact the Board, you can reach the Tyco Board of Directors via email at *directors@tyco.com*. Shareholders, customers, vendors, suppliers and employees can also raise concerns at *https://www.vitaltycoconcerns.com*. Inquiries can be submitted anonymously and confidentially.

All inquiries are received and reviewed by the Corporate Ombudsman, who has a direct reporting relationship to the Audit Committee chair. A report summarizing all items received resulting in cases is prepared for the Board. The Corporate Ombudsman directs cases to the applicable department (such as customer service, human resources or in the case of accounting or control issues, forensic audit) and follows up with the assigned case owner to ensure that the cases are responded to in a timely manner. The Board also reviews non-trivial shareholder communications received by management through the Corporate Secretary's Office or Investor Relations.

Board Contact with Operations and Management

Members of the Board perform site visits to Company operational sites as part of its enterprise risk management process. The lead Director and management determine the appropriate operation site and timing of the enterprise risk assessment meeting. During fiscal 2009, members of the Board participated in enterprise risk assessments at operational sites of Tyco Flow Control, ADT Worldwide, SimplexGrinnell and Tyco Safety Products.

The Chairman of the Board / Chief Executive Officer arranges for senior managers to attend Board meetings and meet informally with Directors before and after the meetings.

Board Advisors

The Board and its committees (consistent with the provisions of their respective charters) may retain their own advisors, at the expense of the Company, as they deem necessary in order to carry out their responsibilities.

Board Evaluation

The Nominating and Governance Committee coordinates an annual evaluation process by the Directors of the Board's performance and procedures, as well as that of each committee. This evaluation leads to a full Board discussion of the results. In connection with the evaluation process:

- the lead Director informally consults with each of the Directors;
- the qualifications and performance of all Board members are reviewed in connection with their re-nomination to the Board;
- the Nominating and Governance Committee, the Audit Committee and the Compensation Committee each conduct an annual self-evaluation of their performance and procedures, including the adequacy of their charters.

Board Compensation and Stock Ownership

The Compensation Committee, in collaboration with the Nominating and Governance Committee, periodically reviews the Directors' compensation and recommends changes in the level and mix of compensation to the full Board. See the Compensation Discussion and Analysis for a detailed discussion of the Compensation Committee's role in determining executive compensation.

To help align Board and shareholder interests, Directors are encouraged to own, at a minimum, Tyco stock or stock units equal to three times their annual retainer within three years of joining the Board. Once a Director satisfies the minimum stock ownership recommendation, the Director will remain qualified, regardless of market fluctuations, under the guidelines as long as the Director does not sell any stock. A majority of the Directors' annual compensation is provided as equity, and all but one of our current Directors hold the minimum amount of three times the annual retainer. Mr. Yost joined the Board in 2009 and is expected to reach the required stock ownership level on or before the 2011 Annual General Meeting of shareholders. Mr. Breen receives no additional compensation for service as a Director.

Director Independence

To maintain its objective oversight of management, the Board consists of a substantial majority of independent Directors. Directors meet stringent definitions of independence and for those Directors that meet this definition, the Board will make an affirmative determination that a Director is independent. Independent Directors:

- are not former officers or employees of the Company or its subsidiaries or affiliates, nor have they served in that capacity within the last five years;
- have no current or prior material relationships with Tyco aside from their Directorship that could affect their judgment;
- have not worked for, nor have any immediate family members worked for, been retained by, or received anything of substantial value from the Company aside from his or her compensation as a Director;
- have no immediate family member who is an officer of the Company or its subsidiaries or who has any current or past material relationship with the Company;

- do not work for, nor does any immediate family member work for, consult with, or otherwise provide services to, another publicly traded company on whose Board of Directors the Tyco Chief Executive Officer or other member of senior management serves;
- do not serve as, nor does any immediate family member serve as, an executive officer of any entity with respect to which the Company's annual sales to, or purchases from, exceed one percent of either entity's annual revenues for the prior fiscal year;
- do not serve, nor does any immediate family member serve, on either the board of directors or the compensation committee of any corporation that employs either a nominee for Director or a member of the immediate family of any nominee for Director; and
- do not serve, nor does any immediate family member serve, as a director, trustee, executive officer or similar position of a charitable or non-profit organization with respect to which the Company or its subsidiaries made charitable contributions or payments in excess of one percent of such organization's charitable receipts in the last fiscal year. In addition, a Director is not independent if he or she serves as a director, trustee, executive officer or similar position of a charitable organization if Tyco made payments to such charitable organization in an amount that exceeds one percent of Tyco's total annual charitable contributions made during the last fiscal year.

The Board has determined that all of the Director nominees, with the exception of the Chief Executive Officer, meet these standards and are therefore independent of the Company. The independent Director nominees are Timothy M. Donahue, Brian Duperreault, Bruce S. Gordon, Rajiv L. Gupta, John A. Krol, Brendan R. O'Neill, William S. Stavropoulos, Sandra S. Wijnberg, David Yost and Michael Daniels.

Director Service

Directors are elected by an affirmative vote of a majority of the votes cast by shareholders at the Annual General Meeting of shareholders and they serve for one-year terms. Each Director must tender his or her resignation from the Board at the annual general meeting of shareholders following his or her 72nd birthday. The Board may, in its discretion, waive this limit in special circumstances, as it has done this year with respect to Mr. Krol, whom the Nominating and Governance Committee has nominated to serve an additional term in light of his extensive experience and knowledge as lead Director from 2002 through 2007. Any nominee for Director who does not receive a majority of votes cast from the shareholders is not elected to the Board.

The Nominating and Governance Committee is responsible for the review of all Directors, and where necessary will take action to recommend to shareholders the removal of a Director for performance, which requires the affirmative vote of a majority of the votes present (in person or by proxy) at a duly called shareholder meeting.

Directors are expected to inform the Nominating and Governance Committee of any significant change in their employment or professional responsibilities and are required to offer their resignation to the Board in the event of such a change. This allows for discussion with the Nominating and Governance Committee to determine if it is in the mutual interest of both parties for the Director to continue on the Board.

The guideline is for committee chairs and the lead Director to:

- serve in their respective roles five years, and
- to rotate at the time of the Annual General Meeting following the completion of their fifth year of service.

The Board may choose to override these guiding principles in special circumstances or if it otherwise believes it is appropriate to do so.

When the Chairman of the Board / Chief Executive Officer steps down, he or she must simultaneously resign from the Board, unless the Board decides that his or her services as a Director are in the best interests of the Company. It is only in unusual circumstances that the Board decides that the retired Chief Executive Officer should continue to serve as Chairman.

Director Orientation and Education

A formal orientation program is provided to new Directors by the Corporate Secretary on Tyco's mission, values, governance, compliance and business operations. In addition, a program of continuing education is annually provided to incumbent Directors, and it includes review of the Company's Guide to Ethical Conduct. Directors are also encouraged to take advantage of outside continuing education relating to their duties as a Director and to subscribe to appropriate publications at the Company's expense.

Other Directorships, Conflicts and Related Party Transactions

In order to provide sufficient time for informed participation in their board responsibilities:

- non-executive Directors who are employed as chief executive officer of a publicly traded company are required to limit their external directorships of other public companies to two;
- non-executive Directors who are otherwise fully employed are required to limit their external directorships of other public companies to three; and
- non-executive Directors who are not fully employed are required to limit their external directorships of other public companies to five.

The Board may, in its discretion, waive these limits in special circumstances. When a Director, the Chief Executive Officer or other senior managers intend to serve on another board, the Nominating and Governance Committee is required to be notified. The Committee reviews the possibility of conflicts of interest or time constraints and must approve the officer's or Director's appointment to the outside board. Each Director is required to notify the chair of the Nominating and Governance Committee of any conflicts. The Chief Executive Officer may serve on no more than two other public company boards.

The company has a formal, written procedure intended to ensure compliance with the related party provisions in our Guide to Ethical Conduct and with our corporate governance principles. For the purpose of the policy, a "related party transaction" is a transaction in which we participate and in which any related party has a direct or indirect material interest, other than ordinary course, arms-length transactions of less than 1% of the revenue of the counterparty. Transactions exceeding the 1% threshold, and any transaction involving consulting, financial advisory, legal or accounting services that could impair a Director's independence, must be approved by our Nominating and Corporate Governance Committee. Any related party transaction in which an executive officer or a Director has a personal interest, or which could present a possible conflict under the Guide to Ethical Conduct, must be approved by a majority of disinterested directors, following appropriate disclosure of all material aspects of the transaction.

Under the rules of the Securities and Exchange Commission, public issuers such as the Company must disclose certain "related person transactions." These are transactions in which the Company is a participant where the amount involved exceeds $120,000, and a Director, executive officer or holder of more than 5% of our common stock has a direct or indirect material interest. Although the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers, none of these transaction exceeded 1% of the Company's gross revenues and these transactions are not considered to be related party transactions.

Guide to Ethical Conduct

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers, and Directors of Tyco. The Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. The Guide to Ethical Conduct also meets the requirements of a code of business, conduct and ethics under the listing standards of the New York Stock Exchange ("NYSE"). The Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Corporate Citizenship—Governance". We will also provide a copy of the Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to the Guide to Ethical Conduct, as well as any waivers for executive officers or Directors on our website at *www.tyco.com* under the heading "Corporate Citizenship—Governance."

Charitable Contributions

The Board understands that its members, or their immediate family members, serve as directors, trustees, executives, advisors and in other capacities with a host of other organizations. If Tyco directs a charitable donation to an organization in which a Tyco Director, or their immediate family member, serves as a director, trustee, executive, advisor, or in other capacities with the organization, the Board must approve the donation. Any such donation approved by the Board will be limited to an amount that is less than one percent of that organization's annual charitable receipts, and less than one percent of Tyco's total annual charitable contributions.

COMPENSATION OF NON-EMPLOYEE DIRECTORS

Fiscal 2009 compensation for non-employee Directors consisted of an annual retainer of $80,000 and deferred stock units ("DSUs") with a value at grant of approximately $120,000. The lead Director and the Chair of the Audit Committee received an additional annual fee of $20,000 and the Chairs of the Compensation Committee and the Nominating and Governance Committee each received an additional annual fee of $15,000, in recognition of the responsibilities required in these roles. In addition, any member of a special committee of the Board receives meeting fees in an amount up to $1,500 per day for each special committee meeting that he or she attends. No such fees were paid in fiscal 2009. A Director who is also an employee receives no additional remuneration for services as a Director.

As a result of U.S. federal tax law changes, the equity component of Director's annual remuneration has changed for fiscal 2010. For fiscal 2010, Directors were granted restricted stock units ("RSUs") with one-year vesting terms in lieu of DSUs. For all Directors other than Mr. Yost, these RSUs were granted on the first day of fiscal 2010 as the equity component of their fiscal 2010 compensation. Mr. Yost was granted RSUs when he joined the Board on March 12, 2009. The table below reflects compensation for fiscal year 2009.

Name	Fees Earned or Paid in Cash ($)[1]	Stock Awards ($)[2]	All Other Compensation ($)[3]	Total ($)
Mr. Timothy Donahue	$ 80,000	$120,031	$ 185	$200,216
Mr. Brian Duperreault	$ 80,000	$120,031	$10,000	$210,031
Mr. Bruce S. Gordon (L)(NC)	$115,000	$120,031	—	$235,031
Mr. Rajiv L. Gupta (CC)	$ 95,000	$120,031	$ 5,000	$220,031
Mr. John A. Krol	$ 80,000	$120,031	$10,000	$210,031
Dr. Brendan R. O'Neill	$ 80,000	$120,031	—	$200,031
Dr. William S. Stavropoulos	$ 80,000	$120,031	—	$200,031
Ms. Sandra S. Wijnberg	$ 80,000	$120,031	$10,276	$210,307
Mr. Jerome B. York (AC)	$100,000	$120,031	$ 317	$220,348
Mr. R. David Yost	$ 43,516	$ 66,087	—	$109,603
Former Directors:				
Adm. Dennis C. Blair	$ 27,692	$120,031	$ 2,000	$149,723

(L)= Lead Director
(AC)= Audit Committee Chair
(CC)= Compensation Committee Chair
(NC)= Nominating and Governance Committee Chair

(1) Consists of meeting fees, as described above. R. David Yost was paid a prorated fee for his services for the period from March 12, 2009, when he joined the Board, through the end of the fiscal year. Admiral Blair was paid a prorated fee for his services as a Director for the period December 27, 2009 to January 30, 2009. In addition, Mr. Mackey McDonald, a former director, was paid $17,741 in fiscal 2009 for services as a director rendered in fiscal 2007. These fees were inadvertantly omitted from his compensation for fiscal 2007.

(2) As noted above, Directors receive an annual equity grant worth approximately $120,000. Director Yost received an annual grant of RSUs worth approximately $120,000 when he joined the Board in March 2009, and the amount in this column represents the expense recognized in the Company's audited financial statements for fiscal 2009 for such grant. For our other Directors, this column reflects the expense recognized for DSUs granted to each Director in 2009. Each DSU and all prior DSUs are fully vested when they are granted, meaning that they are not subject to forfeiture (except in the case of dismissal for cause), but do not carry voting rights until they are actually issued. However, the shares are not actually issued to the Director until the earliest of (i) retirement from the Board, (ii) 2017 (as required under recent U.S. tax law changes), and (iii) change in control of the Company.

(3) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Director during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $317 for any Director in fiscal 2009.

COMMITTEES OF THE BOARD

The table below provides fiscal year 2009 membership and meeting information for each of the Board Committees.

Name	Audit	Nominating & Governance	Compensation & Human Resources	Date Elected to Board
Adm. Dennis C. Blair[(1)]			X	03/06/2003
Mr. Timothy M. Donahue			X	03/13/2008
Mr. Brian Duperreault		X		03/25/2004
Mr. Bruce S. Gordon (L)(C)		X		01/13/2003
Mr. Rajiv L. Gupta (C)			X	03/10/2005
Mr. John A. Krol		X		08/06/2002
Dr. Brendan R. O'Neill	X			03/06/2003
Dr. William S. Stavropoulos	X			03/08/2007
Ms. Sandra S. Wijnberg		X		03/06/2003
Mr. Jerome B. York (C)	X			11/11/2002
Mr. R. David Yost			X	03/12/2009
Number of Meetings During Fiscal Year 2009[(2)]	11	7	10	

(1) Admiral Blair resigned from the Board on January 30, 2009 to take a cabinet position in President Barack Obama's administration.

(2) Includes joint committee meetings held during the fiscal year

(L) = Lead Director
(C) = Committee Chair

During fiscal 2009, the Board met ten times. All of our Directors attended over 75% of the meetings of the Board and the committees on which they served in fiscal 2009. The Board's governance principles provide that Board members are expected to attend each Annual General Meeting. At the 2009 Annual General Meeting, all of the current Board members were in attendance.

Audit Committee. The Audit Committee monitors the integrity of Tyco's financial statements, the independence and qualifications of the independent auditors, the performance of Tyco's internal auditors and independent auditors, Tyco's compliance with legal and regulatory requirements and the effectiveness of Tyco's internal controls. The Audit Committee is also responsible for retaining, subject to shareholder approval, evaluating, setting the remuneration of, and, if appropriate, recommending the termination of Tyco's auditors. The Audit Committee has been established in accordance with Section 3(a)(58)(A) of the Securities Exchange Act of 1934, as amended. The Audit Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Audit Committee held eleven meetings during fiscal 2009, including one joint meeting with another Board committee. During 2009, the members of the Audit Committee were Mr. York and Drs. O'Neill and Stavropoulos, each of whom is independent under NYSE listing standards and SEC rules for audit committee members. Mr. York is the chair of the Audit Committee. The Board has determined that each of Mr. York and Drs. Stavropoulos and O'Neill are audit committee financial experts. Upon Mr. York's retirement from the Board at the 2010 Annual General Meeting, we expect the Board to appoint Mr. Daniels as an additional Audit Committee member if elected to the Board.

Nominating and Governance Committee. The Nominating and Governance Committee is responsible for identifying individuals qualified to become Board members, recommending to the Board the Director nominees for the Annual General Meeting of shareholders, developing and recommending to the Board a set of corporate governance principles, and playing a general leadership role in Tyco's corporate governance. In addition, the Nominating and Governance Committee oversees our environmental, health and safety management system. The Nominating and Governance Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Nominating and Governance Committee held seven meetings during fiscal 2009, including one joint meeting with another Board committee. The members of the Nominating and Governance Committee are Ms. Wijnberg and Messrs. Krol, Gordon and Duperreault, each of whom is independent under NYSE listing standards.

Compensation and Human Resources Committee. The Compensation Committee reviews and approves compensation and benefits policies and objectives, determines whether Tyco's officers, Directors and employees are compensated according to these objectives, and carries out certain of the Board's responsibilities relating to the compensation of Tyco's executives. The Compensation Committee operates under a charter approved by the Board. The charter is posted on Tyco's website at *www.tyco.com* and we will provide a copy of the charter to shareholders upon request. The Compensation Committee held ten meetings during fiscal 2009, including one joint meeting with another board committee. During 2009, the members of the Compensation Committee were Admiral Blair and Messrs. Donahue, Gupta and Yost. Mr. Gupta is the chair of the Compensation Committee. In January of 2009, Admiral Blair resigned from the Board to become the U.S. Director of National Intelligence, and he was replaced by Mr. Yost upon his election to the Board in March 2009. The Board of Directors has determined that each of the members of the Compensation Committee is independent under NYSE listing standards. In addition, each member is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Internal Revenue Code. For more information regarding the Compensation Committee's roles and responsibilities, see the Compensation Discussion and Analysis.

Compensation Committee Interlocks and Insider Participation

None of the members of the Compensation Committee during fiscal 2009 or as of the date of this proxy statement is or has been an officer or employee of the Company and no executive officer of the Company served on the compensation committee or board of any company that employed any member of the Company's Compensation Committee or Board of Directors.

Nomination of Directors

The Nominating and Governance Committee, in accordance with the Board's governance principles, seeks to create a Board that as a whole is strong in its collective knowledge and has a diversity of skills and experience with respect to vision and strategy, management and leadership, business operations, business judgment, crisis management, risk assessment, industry knowledge, accounting and finance, corporate governance and global markets. When the Committee reviews a potential new candidate, the Committee looks specifically at the candidate's qualifications in light of the needs of the Board and the Company at that time, given the then-current mix of Director attributes.

General criteria for the nomination of Director candidates include:

- the highest ethical standards and integrity;
- a willingness to act on and be accountable for Board decisions;
- an ability to provide wise, informed and thoughtful counsel to top management on a range of issues;
- a history of achievement that reflects superior standards for themselves and others;

- loyalty and commitment to driving the success of the Company;
- an ability to take tough positions while at the same time working as a team player; and
- individual backgrounds that provide a portfolio of experience and knowledge commensurate with the Company's needs.

The Company also strives to have all non- employee Directors be independent. In addition to having such Directors meet the NYSE definition of independence, the Board has set its own more rigorous standard of independence. The Committee must also ensure that the members of the Board as a group maintain the requisite qualifications under NYSE listing standards for populating the Audit, Compensation and Nominating and Governance Committees. In addition, the Committee ensures that each member of the Compensation and Human Resources Committee is a "Non-Employee" Director as defined in the Securities Exchange Act of 1934 and is an "outside director" as defined in section 162(m) of the Internal Revenue Code.

As provided in its charter, the Nominating and Governance committee will consider Director candidates recommended by shareholders. To recommend a Director candidate, a shareholder should write to Tyco's Secretary at Tyco's current registered address: Freier Platz 10, 8200 Schaffhausen, Switzerland. In any event, any such recommendation must include:

- the name and address of the candidate;
- a brief biographical description, including his or her occupation for at least the last five years, and a statement of the qualifications of the candidate, taking into account the qualification requirements set forth above;
- the candidate's signed consent to serve as a Director if elected and to be named in the proxy statement; and
- evidence of share ownership.

The recommendation must also include documentary evidence of ownership of Tyco common shares if the shareholder is a beneficial owner, as well as the date the shares were acquired, as required by the Company's Articles of Association.

To be considered by the Nominating and Governance Committee for nomination and inclusion in the Company's proxy statement for the 2011 Annual General Meeting of Shareholders, shareholder recommendations for Director must be received by Tyco's Secretary no later than September 24, 2010. Once the Company receives the recommendation, the Company may deliver a questionnaire to the candidate that requests additional information about the candidate's independence, qualifications and other information that would assist the Nominating and Governance Committee in evaluating the candidate, as well as certain information that must be disclosed about the candidate in the Company's proxy statement, if nominated. Candidates must complete and return the questionnaire within the time frame provided to be considered for nomination by the Nominating and Governance Committee. No candidates were recommended by shareholders in connection with the 2010 Annual General Meeting.

The Nominating and Governance Committee currently employs a third party search firm to assist the Committee in identifying candidates for Director. The Committee also receives suggestions for Director candidates from Board members. Ten of our nominees for Director are current members of the Board. In evaluating candidates for Director, the Committee uses the qualifications described above, and evaluates shareholder candidates in the same manner as candidates from all other sources. Based on the Nominating and Governance Committee's evaluation of the current Directors, each nominee was recommended for election.

Executive Officers

In addition to Mr. Breen, Tyco's Chief Executive Officer who also serves as Chairman of the Board and whose biographical information is set forth above, the executive officers of Tyco are:

Christopher J. Coughlin—Mr. Coughlin, age 57, has been our Executive Vice President and Chief Financial Officer since March 2005. Prior to joining Tyco, Mr. Coughlin served as Chief Operating Officer at Interpublic Group. He joined Interpublic from Pharmacia Corporation, where he was Chief Financial Officer for six years. Mr. Coughlin also serves as a director of The Dun & Bradstreet Corporation and Covidien Ltd.

Naren K. Gursahaney—Mr. Gursahaney, age 48, has been President of ADT Worldwide since May 2007. Mr. Gursahaney joined Tyco in 2003 as Senior Vice President of Operational Excellence and became the President of Tyco Flow Control in January 2005 and President of the Tyco Engineered Products and Services segment in January 2006. Prior to joining Tyco, Mr. Gursahaney was the President and Chief Executive Officer of GE Medical Systems-Asia. During his ten year tenure at GE, Mr. Gursahaney held senior leadership positions in services, marketing and information management within the Medical Systems and Power Systems divisions and also worked at GE's corporate headquarters as the staff executive for the vice chairman and manager of business development. Prior to GE, Mr. Gursahaney spent four years with Booz Allen & Hamilton in Cleveland, Ohio and worked as an engineer for Westinghouse Electric Corporation in Baltimore, Maryland and Ashdod, Israel.

Patrick Decker—Mr. Decker, age 45, has been President of Flow Control since May 2007 and was previously Chief Financial Officer of Tyco Engineered Products and Services and Tyco Plastics and Adhesives. Prior to joining Tyco in 2003, Mr. Decker spent 13 years serving in a series of key financial roles at Bristol-Myers Squibb, both in the United States and internationally. Mr. Decker began his career as an auditor for PricewaterhouseCoopers.

George R. Oliver—Mr. Oliver, age 49, has been President of Tyco Safety Products since 2006, was named President of the Tyco Electrical & Metal Products business in March 2007, and assumed the leadership of International Fire (Fire Protection Services) in October 2009. Prior to joining Tyco in 2006, Mr. Oliver served in operational roles of increasing responsibility at several General Electric divisions, most recently as President and Chief Executive Officer of GE Water and Process Technologies.

Edward C. Arditte—Mr. Arditte, age 54, has been our Senior Vice President, Strategy and Investor Relations since February 2006, and prior to that was Senior Vice President, Investor Relations from May 2003. Prior to joining Tyco, Mr. Arditte was employed by BancBoston Capital, Bank of America's private equity division, where he served as Chief Financial Officer from January 2002. Prior to that, Mr. Arditte spent over 15 years at Textron Inc, where he held a number of positions, including Vice President and Treasurer; and Vice President, Finance and Business Development at one of the Company's operating segments.

Carol Anthony ("John") Davidson—Mr. Davidson, age 54, has been our Senior Vice President, Controller and Chief Accounting Officer since January 2004. Prior to joining Tyco, Mr. Davidson was employed by Dell Inc., where he served as Vice President, Audit, Risk and Compliance. While at Dell he also served in other senior capacities, including Chief Compliance Officer, Vice President and Corporate Controller. He joined Dell in 1997 from Eastman Kodak Company, where he worked 16 years in a variety of financial, accounting and auditing positions of increasing responsibility.

John E. Evard, Jr.—Mr. Evard, age 63, has been our Senior Vice President and Chief Tax Officer since December 2002. Prior to joining Tyco, Mr. Evard was Vice President, Tax of United Technologies Corporation from August 2000. Prior to joining United Technologies, Mr. Evard held a number of positions at CNH Global N.V. and its predecessor company, Case Corp., including Senior Vice President, Corporate Development, and General Tax Counsel from December 1989 to August 2000.

Arun Nayar—Mr. Nayar, age 59, has been our Senior Vice President and Treasurer since March 2008 and the Chief Financial Officer of ADT Worldwide since December 2009. Prior to joining Tyco, Mr. Nayar spent six years at PepsiCo, Inc., most recently as Chief Financial Officer of Operations, and before that as Vice President and Assistant Treasurer of Capital Markets.

Judith A. Reinsdorf—Ms. Reinsdorf, age 46, has been our Executive Vice President and General Counsel since March 2007. From October 2004 to February 2007, Ms. Reinsdorf served as Vice President, General Counsel and Secretary of C. R. Bard, Inc., a medical device company. Previously, she had served as Vice President and Corporate Secretary of Tyco from 2003 to 2004 and as Vice President and Associate General Counsel of Pharmacia Corporation from 2000 to 2003.

Laurie A. Siegel—Ms. Siegel, age 53, has been our Senior Vice President, Human Resources and Internal Communications since January 2003. Ms. Siegel was employed by Honeywell International from 1994 to 2002, where she held various positions in Human Resources. After leading the compensation organization from 1994 to 1997, she served as Corporate Vice President of Human Resources until 1999. Thereafter, she served as Vice President of Human Resources in the Aerospace and Specialty Materials divisions. Ms. Siegel serves as a director of CenturyLink, Inc. and chairs its compensation committee.

Shelley Stewart, Jr.—Mr. Stewart, age 56, has been our Senior Vice President of Operational Excellence and Chief Procurement Officer since January 2006 and prior to that served as Vice President of Supply Chain Management. Before joining Tyco in 2003 Mr. Stewart was Senior Vice President of Supply Chain Management at Invensys plc and Vice President of Supply Chain Management with the Raytheon Company. He also spent 18 years with United Technologies Corporation where he held numerous senior level supply chain and operational positions.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the number of shares of common stock beneficially owned as of December 31, 2009 by each current Director, nominee for Director, executive officer named in the Summary Compensation Table under "Executive Officer Compensation" and the Directors and executive officers of the Company as a group.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned(1)	Percentage of Class
Edward D. Breen	Chairman and Chief Executive Officer	3,950,732(2)(3)(4)	0.8%
Christopher J. Coughlin	Executive Vice President and Chief Financial Officer	473,209(3)(5)	0.1%
Timothy M. Donahue	Director	5,354(2)	*
Brian Duperreault	Director	17,078(2)	*
John E. Evard, Jr.	Senior Vice President, Tax	219,488(3)	*
Bruce S. Gordon	Lead Director	24,672(2)(3)	*
Rajiv L. Gupta	Director	14,733(2)	*
Naren K. Gursahaney	President, ADT Worldwide	354,106(3)	*
John A. Krol	Director	27,644(2)(3)	*
George Oliver	President, Tyco Safety Products	170,032(3)	*
Brendan R. O'Neill	Director	24,172(2)(3)	*
William S. Stavropoulos	Director	8,656(2)	*
Sandra S. Wijnberg	Director	24,172(2)(3)	*
Jerome B. York	Director	32,922(2)(3)	*
R. David Yost	Director	5,000	*
Michael E. Daniels	Director Nominee	0	
All current Directors and executive officers as a group (22 persons)		6,262,620	1.3%

* Less than 0.1%

(1) The number shown reflects the number of common shares owned beneficially as of December 31, 2009, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after December 31, 2009. All current Directors and executive officers, as a group, were beneficial owners of approximately 1.3% of the outstanding common shares as of December 31, 2009. There were 475,095,596 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Mr. Breen, 934,846; Mr. Donahue, 5,354; Mr. Duperreault, 16,607; Mr. Gordon, 19,198; Mr. Gupta, 13,733; Mr. Krol, 19,198; Dr. O'Neill, 19,198; Dr. Stavropoulos, 7,906; Ms. Wijnberg, 19,198; and Mr. York, 19,198. Distribution of the DSUs will occur upon the earliest of (i) the termination of the individual from the Company or the Company's Board (other than for cause), (ii) 2017 (as required under recent U.S. tax law changes), and (iii) change in control of the Company. Upon such event, the Company will issue the number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before March 1, 2010 as follows: Mr. Breen, 2,835,479; Mr. Coughlin, 370,553; Mr. Evard, 213,081; Mr. Gordon, 4,974; Mr. Gursahaney, 322,757; Mr. Krol, 5,996; Mr. Oliver, 130,772; Dr. O'Neill, 4,974; Ms. Wijnberg, 4,974; and Mr. York, 4,974.

(4) Includes 60,848 shares held in the Edward D. Breen 2008-1 Trust

(5) Includes 36,000 options held in the Christopher J. Coughlin 2008 Equity Trust

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned	Percentage of Common Stock Outstanding on December 31, 2009
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	31,075,250	6.5%

(1) The amount shown for the number of common shares over which Capital World Investors exercised investment discretion was provided pursuant to the Schedule 13G dated February 12, 2009 that it filed with the SEC, indicating beneficial ownership as of December 31, 2008.

EXECUTIVE OFFICER COMPENSATION

Compensation Discussion and Analysis

Introduction

The Compensation Discussion and Analysis section of this Proxy Statement discusses the role of the Compensation and Human Resources Committee (the "Compensation Committee") in establishing the objectives of the Company's executive compensation plans; the Compensation Committee's executive compensation philosophy, and the application of this philosophy to Tyco's executive compensation plans. It also provides an analysis of the compensation design, and the decisions the Compensation Committee made in fiscal 2009 with respect to the elements of compensation and the total compensation paid to the five "named executive officers" of Tyco: Edward D. Breen, the Chairman and Chief Executive Officer; Christopher J. Coughlin, the Executive Vice President and Chief Financial Officer; George R. Oliver, President, Safety Products and Electrical & Metal Products; Naren K. Gursahaney, President, ADT Worldwide; and John E. Evard, Jr., Senior Vice President and Chief Tax Officer.

In designing the Company's executive compensation programs, the Compensation Committee is guided by its philosophy that holds that the programs must: (i) reinforce Tyco's business objectives and the creation of long-term shareholder value; (ii) provide for performance-based reward opportunities that support growth and innovation without encouraging or rewarding excessive risk; (iii) align the interests of executives and shareholders by weighting a significant portion of compensation on sustained shareholder returns through long-term performance programs; (iv) attract, retain and motivate key executives by providing competitive compensation with an appropriate mix of fixed and variable compensation, short-term and long-term incentives, and cash and equity-based pay; and (v) recognize and support outstanding individual performance and behaviors that demonstrate our core values— Integrity, Excellence, Teamwork and Accountability.

Fiscal 2009 Summary

Overall, fiscal 2009 was a challenging year for the Company, as the global economic recession adversely affected the Company's businesses across nearly all industries and regions. The Company's revenue decreased by nearly $3.0 billion, or 14.7%, compared to 2008, and goodwill and intangible asset impairment charges were largely responsible for a U.S. GAAP operating loss of $1.5 billion for the year, compared to operating income of $1.9 billion in 2008. In response to the downturn, management implemented a number of measures to contain general and administrative costs, including compensation costs. Additionally, management identified key priorities that would best position the Company to succeed in a rapidly deteriorating economy, and emerge as a stronger, more efficient organization when the economy improved. Besides identifying ways to further reduce costs through restructuring activities and other initiatives, management focused on strengthening the balance sheet and on improving cash flow to gain greater operating flexibility. To reinforce these priorities the Compensation Committee in May 2009 created an incentive program, effective at the business segment level, to reward the attainment of performance metrics related to cash flow improvement. Through these efforts, the Company increased its cash flow from operating activities over the fiscal 2008 level. Thus, while the Company addressed the short-term challenges presented by adverse economic conditions, it also took actions to enhance balance sheet flexibility and enable continued investment in long-term growth opportunities.

Compensation Committee Actions in Fiscal 2009

In 2009, the Compensation Committee continued to address several major themes in executive compensation plan design:

- *The Compensation Committee reaffirmed its commitment to competitive pay levels and "pay for performance."* The Committee continued implementing its multi-year plan to manage executive compensation levels to those appropriate to the Company's business and size following the spin-off of its electronics and healthcare businesses in fiscal 2007 (the "Separation") as measured, in part, by executive compensation levels at the peer group of companies determined by the Compensation Committee. This plan has resulted in no base salary increases for our "Senior Officers" (those officers who are considered "Section 16" officers for purposes of reporting beneficial stock ownership under the Securities and Exchange Act of 1934, and who include our named executive officers) in fiscal 2009 and the reduction of long-term incentive awards granted in connection with the fiscal 2009 program compared with those granted in connection with the fiscal 2008 program.

- *The Compensation Committee enhanced the alignment of incentive pay with shareholder value creation.* The Committee carefully monitors the design of its long-term performance incentives for Senior Officers. For the fiscal 2009 long-term incentive program, the Company ceased the practice of granting time-based restricted stock units to its Senior Officers, and began using only stock options and performance share awards, which tie 100% of long-term incentives to shareholder value creation. The Company continued this practice for the fiscal 2010 grant. The Compensation Committee also continued to refine the metrics linked with the key value drivers in each business segment, as identified in a study commissioned by the Committee in fiscal 2008.

  In fiscal 2009, the Compensation Committee directed its independent compensation consultant to analyze the extent of alignment between the Company's executive pay levels and shareholder value. The study indicated that there was a strong correlation between realized total compensation under existing compensation programs and investor returns.

- *The Compensation Committee continued to study developments related to executive compensation practices, adopting those appropriate for the Company.* The Committee eliminated the practice of paying gross-ups for taxes paid by Senior Officers in connection with supplemental benefits paid on or after January 1, 2010. In addition, Mr. Breen, our CEO, agreed to waive the benefits available to him under his employment agreement for New York City/State tax gross-up payments for compensation that is awarded to him after January 1, 2009. The Compensation Committee also negotiated the phase-down of severance and change in control benefits payable to Mr. Breen under his employment contract executed in December 2008.

  For equity awards granted in fiscal year 2009 and later years, the Compensation Committee introduced the so-called double trigger for accelerated vesting of awards following a change in control. Now, for an employee (other than the CEO) to have equity vest on an accelerated basis following a change in control, that employee must be actually or constructively terminated within two years following the change in control.

  Recognizing the importance of risk review in developing and administering executive compensation plans, the Compensation Committee instituted a review of compensation programs to ensure that they appropriately drive behaviors that are demonstrably within the risk management parameters it deems prudent. The Committee also continued to review the developing landscape of "say on pay" proposals and the most appropriate avenue for communicating with shareholders about executive compensation philosophy and programs.

Process Overview

The Compensation Committee evaluates many factors when designing and establishing executive compensation plans and targets. In determining the appropriate compensation of individual Senior Officers, the Compensation Committee considers critical data including the executive's position in the Career Band (see "Elements of Compensation" below), the relative complexity and importance of the executive's role within the organization, the executive's experience, performance and potential, the compensation levels of our peer group, and internal pay equity considerations.

For purposes of benchmarking market practices regarding compensation levels for Senior Officers, the Compensation Committee carefully reviews the competitive landscape through a comprehensive process and has determined that the companies identified below constitute the Company's peer group. The peer group consists of sixteen industrial and service-based companies (including companies outside of our industry) that reflect the competitive landscape in which Tyco operates. The peer group also takes into account the diverse nature of the Company's operations, which are a blend of world-class manufacturing capabilities and premier service delivery.

Peer Group Companies

- 3M
- Deere & Co.
- DirecTV
- Emerson Electric
- FedEx
- General Dynamics
- Honeywell International
- Illinois Tool Works
- Ingersoll-Rand
- L-3 Communications
- Masco
- Raytheon
- Sprint Nextel
- United Technologies
- Waste Management
- UPS

The peer group is drawn from companies in the S&P 500 Index. The Compensation Committee analyzes a range of factors for each member, including (i) rank within the S&P 500 Index; (ii) various financial and performance metrics; (iii) number of employees; (iv) business lines and the extent that they overlap Tyco's business lines; and (v) other indicia of common managerial skill sets.

Every year, the Committee reviews the peer group to ensure it aligns with the Company's size and/or lines of business, and monitors whether the peer group companies have changed their businesses or operations. Any change to the compensation peer group is subject to the Compensation Committee's approval. No changes were made to the peer group in fiscal 2009.

Summary statistical information about general industry practices (excepting those of financial service companies) is a second source of executive compensation market data for the Committee. The Company's talent strategy calls for both the development of internal leadership and the recruitment of highly experienced leaders from outside the Company. Tyco does not position executive pay to reflect a single percentile within the peer group, but broadly targets the 50th percentile for base salaries and performance-based pay at or slightly above the 50th percentile. Although these benchmarks represent useful guidelines, the Compensation Committee exercises discretion in setting individual executive compensation packages so that they appropriately reflect the value and expected contributions of each executive to the Company, as well as the executive's leadership, commitment to our values, and potential for advancement.

Each year, the Compensation Committee completes a comprehensive review of the elements of total compensation for the Senior Officers. As part of this process, the Committee utilizes tally sheets prepared by company management for each Senior Officer. Tally sheets identify the value of each pay element, including base salary, annual bonus, sign-on or other cash payments, long-term incentives, and benefit and perquisite payments, and help the Compensation Committee to better understand the effect that changing any discrete pay element will have on the total pay provided to each executive. This data also clearly illustrates the effect that changing core elements of the executive compensation design (base salary, target bonus and equity-based compensation) will have on our competitive positioning. Tally sheets also reveal how well each pay element is aligned with our compensation philosophy and objectives. In fiscal 2009, the tally sheets were expanded to show the value of all compensation elements under multiple triggering events—voluntary and involuntary termination of employment, death or disability, and change in control with or without termination of employment.

In determining the mix of compensation, Tyco seeks to establish the right balance between fixed and variable compensation, short- and long-term incentives, and cash- and equity-based compensation. The Compensation Committee places the greatest proportion of pay in long-term compensation for Senior Officers with the aim of tying the executive's realized pay to sustained shareholder returns. In addition, long-term compensation for Senior Officers is now 100% performance-based, ensuring rewards are more closely aligned with shareholder interests than is commonly the case for the majority of our peer group. The chart below summarizes the distribution of total pay by pay element for fiscal 2009 for our named executive officers. The information summarized consists of each named executive officer's base salary and target bonus opportunity during the fiscal year; the grant date fair value of stock options and performance share units; the value of Mr. Breen's change in pension benefits from September 2007 to September 2008, and the value of all other compensation provided to the executive at the end of the preceding fiscal year. In the case of all other compensation and pension benefit charges, the previous year's value is used because the final value is not determined until after the end of the fiscal year during which the compensation is paid.

Fiscal 2009 Pay Mix for Named Executive Officers


100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
FY09 Base Salary 11%
FY08 All Other Comp 9%
FY09 Target Bonus 13%
FY09 Share-based Compensation 57%
FY09 Base Salary 17%
FY08 All Other Comp 7%
FY09 Target Bonus 16%
FY09 Share-based Compensation 60%
FY09 Base Salary 18%
FY08 All Other Comp 6%
FY09 Target Bonus 17%
FY09 Share-based Compensation 59%
FY09 Base Salary 17%
FY08 All Other Comp 6%
FY09 Target Bonus 17%
FY09 Share-based Compensation 60%
FY09 Base Salary 21%
FY08 All Other Comp 8%
FY09 Target Bonus 15%
FY09 Share-based Compensation 56%
Breen
Coughlin
Oliver
Gursahaney
Evard

With input from its independent consultant, the Compensation Committee structured fiscal 2009 pay to support our objective of linking a significant portion of executive pay with investor returns. To accomplish this goal, the Committee allocated the pay of the named executive officers across the following categories of compensation: fixed pay and variable performance-based pay and short-term and long-term compensation. The percentage allocation of each type of pay for fiscal 2009 appears in the following table.

Target Allocation of Fiscal 2009 Pay for Named Executive Officers

	Fixed			Variable		
	Base	All Other Comp	Total	Short-term (Cash-based)	Long-term (share-based)	Total
Breen	11%	19%	**30%**	13%	57%	**70%**
Coughlin	17%	7%	**24%**	16%	60%	**76%**
Oliver	18%	6%	**24%**	17%	59%	**76%**
Gursahaney	17%	6%	**23%**	17%	60%	**77%**
Evard	21%	8%	**29%**	15%	56%	**71%**

Fixed compensation includes base salary, supplemental benefits and perquisites (including pension benefits for Mr. Breen). Variable compensation includes target amounts under the annual incentive compensation program (short-term), and the grant date fair value of equity granted under the long-term incentive compensation plan (long-term) (calculated at target value for performance share units). The special bonuses paid to Messrs. Oliver and Gursahaney for fiscal 2009, described below, are not included in the chart because these were not considered at the time the Compensation Committee determined target allocation of pay.

Elements of Compensation

We use a Career Band structure to (i) increase control over compensation and benefit programs and costs; (ii) align our programs with market practices; and (iii) provide internal pay equity across all of our businesses. The Career Band structure incorporates four primary elements of compensation, which the Compensation Committee believes provide it with the ability to structure pay for performance:

- base salary;
- annual incentive compensation paid in the form of cash bonuses;
- long-term incentive compensation, which includes stock options and performance-based stock units, and, for employees other than our Senior Officers, time-vested restricted stock units; and
- benefit programs that are specifically designed for the Company's executive management.

The Career Band structure establishes the range of base salary levels for eight career categories. It also establishes eligibility and target levels for annual incentive compensation, eligibility for long-term incentive compensation, and eligibility for participation in the benefit and perquisite programs. The key features of the four primary elements of compensation are described below.

Base Salary

Base salary recognizes the value of an individual to Tyco based on his/her role, skill, performance, contribution, leadership and potential. It is critical in attracting and retaining executive talent in the markets in which we compete for talent. Base salaries for our Senior Officers are managed by reference to Career Bands, and are reviewed annually by both the Compensation Committee and the Board. During fiscal 2009, the Company implemented a number of measures to contain costs, including a salary freeze for many employees. As a result, no salary increases were approved for Senior Officers. In addition, in connection with certain cost-saving measures in the Safety Products business segment, Mr. Oliver, the president of Safety Products and Electrical & Metal Products, voluntarily participated in a temporary pay reduction.

Annual Incentive Compensation

Annual incentive compensation for our Senior Officers is paid in the form of the Short-Term Performance Bonus, which is an element of the Company's 2004 Stock and Incentive Plan (the "2004 SIP"). Annual incentive compensation rewards the individual for his/her execution of the operating plan and other strategic initiatives, as well as for financial performance that benefits the Company's business and drives long-term shareholder value creation. It places a meaningful proportion of total cash compensation at risk, thereby aligning the pay of the executive with the Company's financial performance. It also offers an opportunity for meaningful pay differentiation tied to the performance of individuals and groups.

Performance measures and targets for the Company (and for each group, division and business segment) were established by the Compensation Committee in the first quarter of fiscal 2009. The Board set a minimum performance measure threshold that must be met in order for Senior Officers to receive bonuses. For fiscal 2009, the Compensation Committee established the minimum performance threshold of $450 million in net income, as adjusted for items established by the Compensation Committee and approved by the independent members of the Board in the first quarter of fiscal 2009. The Compensation Committee also approved individual maximum bonus amounts for each Senior Officer of 0.5% of adjusted net income for Mr. Breen, subject to a cap of $5.0 million and 0.25% of adjusted net income for Messrs. Coughlin, Evard, Gursahaney and Oliver, subject to a cap of $2.5 million. The Compensation Committee further established target and maximum values as a percentage of base salary. Target incentive opportunities ranged from 75% to 125% of base salary for fiscal 2009. Potential payouts ranged from 0% to 200% of the target incentive opportunity. Also, at the beginning of the fiscal year, the Compensation Committee approved performance measures for the corporate and group levels of the organization. These performance measures are used by the Board as a guideline in determining final bonuses for Senior Officers, and are described in the table below.

Fiscal 2009 Annual Incentive Compensation Design Summary

Performance Measure	Weights	Performance Target	Actual Performance
Messrs. Breen, Coughlin, and Evard			
• **Earnings per Share** from continuing operations before special items ("EPS")	45%	$2.79 per share	$2.53 per share
• **Adjusted Free Cash Flow** ("Adjusted FCF") before special items	45%	$1.01 billion	$1.36 billion
• **Organic Revenue Growth** (excluding Electrical and Metal Products revenue)	10%	3.8%	(4.3)%
Mr. Gursahaney			
• **Corporate** split equally between Earnings Per Share and Adjusted FCF	20%	See above	See above
• **ADT Worldwide Operating Income** before special items	30%	$1.15 billion	$1.04 billion
• **ADT Worldwide Organic Revenue Growth**	20%	1.7%	(3.1)%
• **ADT Worldwide Adjusted FCF** before special items	15%	$1.11 billion	$1.17 billion
• **ADT Worldwide Attrition Rate**	15%	11.79%	13.4%

Performance Measure	Weights	Performance Target	Actual Performance
Mr. Oliver			
• **Corporate** split equally between Earnings Per Share and Adjusted FCF	20%	See above	See above
• **Tyco Safety Products Operating Income** before special items	20%	$309.5 million	$209.3 million
• **Tyco Safety Products Working Capital Days**	20%	74.7 days	83.7 days
• **Tyco Safety Products Organic Revenue Growth**	20%	4.6%	(13.6)%
• **Tyco Electrical and Metal Products Operating Income** before special items	10%	$166 million	$11 million
• **Tyco Electrical and Metal Products Working Capital Days**	10%	87.7 days	105 days

Description of Performance Measures: For compensation purposes, EPS from continuing operations, Adjusted FCF, and operating income are adjusted to exclude the effects of events that the Compensation Committee deems do not reflect the performance of the named executive officers. The categories of special items are identified at the time the performance measure is approved at the beginning of the fiscal year, although the Compensation Committee may at its discretion make adjustments during the fiscal year. Special items include gains, losses or cash outlays that may mask the underlying operating results and/or business trends of the Company or business segment, as applicable. For fiscal 2009, the approved categories of adjustments at the corporate level included adjustments related to (i) business acquisitions and disposals; (ii) variances from budgeted capital expenditures; (iii) restructuring and related charges; (iv) Separation-related costs; (v) legacy legal matters; (vi) transfers of businesses between segments and/or corporate; and (vii) debt retirement or refinancing. An additional adjustment that the Compensation Committee deemed appropriate was to exclude the impact of impairments of goodwill and other assets. Similar adjustments were authorized at the business segment level for the performance measures governing Messrs. Gursahaney's and Oliver's bonuses. At the beginning of the fiscal year, the Compensation Committee also decided that it would be appropriate to limit the effects of the volatility inherent in the Electrical and Metal Products business segment on the performance measures applicable to the corporate level. For compensation purposes, this had the effect of lowering the Company's Adjusted FCF and increasing its EPS from continuing operations before special items. Adjusted FCF is calculated by first adjusting cash flow from operations by removing the effects of the sale of accounts receivable programs, cash paid for purchase accounting and holdback liabilities, and voluntary pension contributions and then deducting net capital expenditures (including accounts purchased from the ADT dealer network), and then adding back the special items that increased or decreased cash flows. Organic revenue growth is calculated by excluding the impact of acquisitions, divestitures and foreign currency translation, and, at the business segment level, transfers of businesses between segments and/or corporate. Working capital days are generally calculated by dividing annualized average working capital by revenue of the applicable unit. The attrition rate at ADT Worldwide is generally calculated as the percentage rate of recurring revenue reduction to twelve month average beginning revenue.

The table below shows the maximum and target bonus payments set by the annual incentive plan for fiscal 2009, and the actual bonus payments that each of our named executive officers received under the plan. These amounts are reported in the "Non-Equity Incentive Plan Compensation" column of the "Summary Compensation" table.

Fiscal 2009 Performance Bonus Summary

Named Executive Officer (Current)	Maximum[(1)]	Target	Actual
Edward D. Breen	$4,062,500	$2,031,250	$1,869,000
Christopher J. Coughlin	$1,600,000	$ 800,000	$ 736,000
George R. Oliver	$1,200,000	$ 600,000	$ 168,000
Naren K. Gursahaney	$1,120,000	$ 560,000	$ 392,000
John E. Evard, Jr.	$ 690,000	$ 345,000	$ 317,000

(1) In December 2008, the Compensation Committee established and the Board approved potential maximum bonus payouts of 0.50% of adjusted net income for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.25% for the other Senior Officers, subject to a cap of $2.5 million. The Compensation Committee further established a maximum payout of 200% of target incentive opportunity.

The Board approved performance bonus payouts for each of our named executive officers in December 2009. The Board approved the bonuses based on the achievement of the minimum adjusted net income performance threshold of $450 million and the achievement of the quantitative performance measures shown in the "Fiscal 2009 Annual Incentive Compensation Design Summary" table above. The Board reduced the bonus amounts for Messrs. Breen, Coughlin and Evard that would have been paid based solely on the quantitative measures to adjust for certain items that it believed disproportionately benefited the corporate results shown above in the annual compensation design summary.

Special Bonus for Business Segment Presidents

During fiscal 2009, the Board and the Compensation Committee determined that in light of challenging macroeconomic conditions, capital market turmoil and deteriorating end-market conditions, management emphasis on cash conversion and free cash flow generation was important to the Company in improving balance sheet strength, providing operating flexibility and protecting shareholder value. Accordingly, the Board and the Compensation Committee established an incentive program for eligible employees at the Company's business segments designed to encourage and reward achievement of performance targets related to cash conversion and free cash flow generation. In light of each business segment's performance against these measures, the Board approved discretionary awards to the business segment presidents in the amounts of $146,000 to Mr. Gursahaney and $282,000 to Mr. Oliver. These awards were based primarily on adjusted free cash flow of $1.17 billion for ADT Worldwide and an aggregate of $400 million for Safety Products and Electrical and Metal Products. These amounts are reported in the "Bonus" column of the "Summary Compensation" table.

Long-Term Incentive Awards

The Company grants long-term equity incentive awards ("LTI compensation") to Senior Officers as part of its overall executive compensation strategy. For a description of the material terms of stock options and performance share units granted for fiscal 2009 under the 2004 SIP, see the narrative following the "Grants of Plan-Based Awards" table.

The Compensation Committee believes that LTI compensation serves the Company's executive compensation philosophy in several ways. It helps attract, retain and motivate talent. It aligns the interests of the named executive officers with the interests of shareholders by linking a significant portion of the officer's total pay opportunity to share price. It provides long-term accountability for named executive officers, and it offers the incentive of performance-based opportunities for capital accumulation in lieu of a pension plan for most of the Company's executive management.

Fiscal 2009 Annual Equity Award

During fiscal 2008, the Compensation Committee modified the structure of the LTI compensation program for fiscal 2009 to better align it with the returns our investors realize from their Tyco common shares. As a result, time-based RSUs were eliminated from the annual equity program for Senior Officers. Instead, our named executive officers and other key leaders received one-half of the grant-date value in stock options that vest ratably over four years, and one-half of the value in performance share units, thereby linking 100% of the long-term award directly with shareholder value creation. The ultimate value of the performance share units depends on Tyco's total shareholder return compared to the total shareholder returns of companies in the S&P Industrials Index over a three-year period. The new structure better aligns the largest component of our executive compensation with investor returns and reflects our commitment to pay for long-term performance.

In addition, after reviewing the relevant benchmark data provided by both management and the independent compensation consultant, the Compensation Committee reduced the fiscal 2009 LTI awards to reflect market trends and better position executive compensation levels to those appropriate to the Company's business and size following the Separation.

Fiscal 2010 Annual Equity Award

The Compensation Committee continued the LTI structure put in place for fiscal 2009 and granted the same mix of stock options and performance share units. The Compensation Committee also continued its plan to manage executive compensation levels by further reducing the fiscal 2010 LTI awards. Since fiscal 2008, the Compensation Committee has reduced LTI award levels for named executive officers by an average of approximately 25% on an annualized basis, based on grant date fair value and adjusting for the special equity grant for Mr. Coughlin, described below.

At the time of the fiscal 2010 equity award, the Compensation Committee and a special Committee of the Board approved a special equity grant, and modified certain existing equity awards previously granted to Mr. Coughlin, in recognition of Mr. Coughlin's contributions to the Company and to provide appropriate rewards for continued employment. Mr. Coughlin is not expected to receive additional awards in connection with the Company's annual equity incentive program for fiscal 2011.

The 2010 equity grant for Mr. Coughlin was evenly split between performance share units and stock options. The performance share units and the stock options will vest in accordance with their normal terms (for stock options, in equal installments over four years and for performance share units, 100% at the end of the three-year performance period), provided, that if Mr. Coughlin remains employed with the Company on October 7, 2011, both the performance share units and the stock options will fully vest if Mr. Coughlin terminates employment before the normal vesting date. In addition, if Mr. Coughlin remains employed with the Company on October 7, 2011, the stock options will remain exercisable throughout the entire ten-year period commencing on their grant date, rather than the three-year window that normally follows retirement. In connection with the grant, Mr. Coughlin received 317,400 stock options (representing a grant date value of $3.0 million) with an exercise price of $33.75, equal to the Company's closing stock price on the New York Stock Exchange on October 1, 2009. Mr. Coughlin also received a grant of 88,800 performance share units (representing a grant date value of $3.0 million).

The Compensation Committee also modified the terms of certain prior stock options granted to Mr. Coughlin. These prior grants, which total 435,728 stock options, were made as part of the fiscal

2006, 2007 and 2009 annual equity incentive program. The awards were modified to provide that if Mr. Coughlin remains employed by the Company on October 7, 2011, then the stock options will remain exercisable throughout the entire ten-year period commencing on their grant dates, rather than the three-year window that normally follows retirement, and that any unvested stock options outstanding on such date (which would consist of ¼ of the stock options granted in connection with the fiscal 2009 incentive program) would immediately vest.

Executive Benefit Plans and Other Elements of Compensation

All of our named executive officers are eligible to participate in the benefit plans that are available to substantially all of our other U.S. employees. These benefit programs include Tyco's tax-qualified 401(k) Retirement Savings and Investment Plans ("RSIPs") and its medical insurance, dental insurance, life insurance, long-term disability and long-term care plans. The retirement programs at Tyco do not include active defined benefit plans for our named executive officers or for other U.S. executives, except that Mr. Breen is entitled to pension benefits under his employment agreement. Besides the plans that are available to substantially all of its U.S. employees, Tyco offers additional limited perquisites and other benefits to its named executive officers. These perquisites and benefits are competitive with those provided to similarly situated executives and consistent with our overall compensation philosophy. They are designed to ensure that we can effectively retain our named executive officers and compete for new talent while containing costs and administrative burdens. These additional benefits primarily consist of:

- Tyco's Supplemental Savings and Retirement Plan (the "SSRP");
- supplemental insurance benefits (executive life, disability and long-term care);
- a cash perquisite allowance program; and
- use of the corporate aircraft.

Tyco Supplemental Savings and Retirement Plan

This is a deferred compensation plan which permits the elective deferral of base salary and performance-based bonus for all executives earning more than $110,000 per year, a salary category including all of our Senior Officers; however, not all executives eligible to participate in the SSRP elect to do so. The SSRP provides our executives with the opportunity to:

- contribute retirement savings in addition to amounts permitted under the RSIPs;
- defer compensation on a tax-deferred basis and receive tax-deferred earnings growth; and
- receive any Company contributions that were reduced under the RSIPs due to IRS compensation limits.

Other Supplemental Insurance Benefits

These programs provide life insurance, long-term disability insurance and long-term care insurance to certain Senior Officers. Our executive life insurance program typically provides a death benefit equal to approximately two times base salary, and allows the Senior Officer to elect to pay additional premiums into the plan. Our executive disability insurance program ensures salary continuation above the $15,000 monthly benefit limit provided by our broad-based disability plan. The executive long-term care insurance program covers certain Senior Officers and their spouses in the event of chronic illness or disability. Under the program, Tyco pays the long-term care premium for 10 years, after which the insurance is fully paid. If the executive leaves prior to the end of the 10-year payment period, he or she has the option to continue making the premium payments to maintain the coverage.

In connection with the life insurance and long-term disability insurance programs, Tyco has eliminated the payment of tax gross-ups for Senior Officers on the imputed income attributable to the premiums paid on these plans, beginning January 1, 2010. Our Senior Officers can elect to continue to receive supplemental insurance benefits at their expense when they leave the Company. In limited instances, Tyco is responsible for paying the Company's cost of the supplemental insurances for Mr. Breen if he is terminated, as set forth in his employment agreement.

Cash Perquisite Allowance Plan

Our cash perquisite allowance plan, implemented in 2003, replaced our prior executive perquisite programs. Those programs had provided a number of benefits to our executives (including company cars, club dues and tax preparation services) that were costly and administratively burdensome. The current plan provides our Senior Officers with a cash payment equal to 10% of their annual base salary, up to a maximum annual benefit of $70,000. Senior Officers receive their cash perquisite allowance in four quarterly installments. We do not restrict the types of expenses to which the allowance can be applied. There are no gross-ups paid with respect to this benefit. The Compensation Committee periodically reviews the perquisite allowance provided to Senior Officers in the context of their total remuneration package. The Compensation Committee has determined that the plan is within an appropriate range of competitive compensation practices of similar companies identified in industry survey data.

Use of Corporate Aircraft

Mr. Breen and the other Senior Officers use corporate aircraft or chartered aircraft for business travel. Mr. Breen is the only executive currently pre-approved to use Company aircraft for non-business purposes, although other named executive officers may do so, by exception, if expressly approved by Mr. Breen.

Role of Independent Compensation Consultant and Company Management

In carrying out its role in establishing executive compensation plans, the Compensation Committee receives advice from an independent compensation consultant, and considers pay strategies and recommendations prepared by the Company's management. Under its charter, the Compensation Committee has the sole authority to retain, compensate and terminate the independent compensation consultants and any other advisors necessary to assist it in its evaluation of director, CEO or other senior executive compensation. Since fiscal 2007, the Committee has retained ExeQuity LLP ("ExeQuity") as its independent compensation consultant. Among the responsibilities of ExeQuity are the following:

- conducting an ongoing review and critique of Tyco's director compensation programs;
- providing an ongoing review and critique of Tyco's executive compensation philosophy, the strategies associated with it, and the composition of the peer group of companies;
- preparing periodic analyses of data, including data on competitive executive compensation;
- presenting updates on market trends;
- attending regular and special meetings of the Compensation Committee; and
- regularly conducting private meetings with the Compensation Committee and/or Board without management representatives.

In general, the independent compensation consultant develops pay strategies and recommendations relating to the Chief Executive Officer, which the consultant provides to the Compensation Committee. The Compensation Committee and the consultant then review and discuss all matters involving the Chief Executive Officer's compensation. After this review, the Compensation Committee prepares its own recommendation for the Board to review and discuss. The independent members of our Board have the sole authority to approve compensation decisions made with respect to the Chief Executive Officer, and the Board has established the scorecard against which the performance of the Chief Executive Officer is measured. The basis of the scorecard is the financial plan, as approved by the Board. However, the Compensation Committee reviews and approves the performance goals and objectives relevant to the Chief Executive Officer's compensation, evaluates his performance in light of those goals and objectives, and, based upon this evaluation, recommends his compensation for approval by the independent members of the Board.

With respect to the Company's other Senior Officers and employees, it is the Chief Executive Officer and the Senior Vice President, Human Resources and Internal Communications, who develop the pay strategies and recommendations, which the Compensation Committee then reviews. However, the authority to approve those strategies and recommendations resides with different parties according to the employee's level. For Senior Officers, decisions must be approved by the independent members of the Board, subject to the Compensation Committee's authority regarding performance measures. For employees below the level of Senior Officer, the Board has granted the Chief Executive Officer and his designees the authority to approve pay actions. However, the Compensation Committee is responsible for approving actions related to other aspects of the compensation of these employees, such as the size of bonus pools, annual incentive plan performance goals, equity award design, equity value ranges and share pools, and compensation packages for highly compensated employees who are not Senior Officers.

Tax Deductibility of Executive Compensation

Section 162(m) of the Internal Revenue Code imposes a limit of $1.0 million on the amount of compensation that can be deducted by Tyco with respect to each named executive officer (other than Mr. Coughlin, our Chief Financial Officer), unless the compensation over $1.0 million qualifies as "performance-based" under federal tax law. It is our policy to structure compensation arrangements with our named executive officers to qualify as performance-based so that compensation payments are deductible under U.S. federal tax law, unless the benefit of such deductibility is outweighed by the need for flexibility or the attainment of other corporate objectives. Potentially non-deductible forms of compensation include payments in connection with the recruitment and retention of key employees, base salary over $1.0 million, discretionary bonus payments and grants of time-based RSUs. In addition, stock options granted to Mr. Breen when he was hired in July 2002 may not qualify for deduction under Section 162(m).

Change in Control and Severance Benefits

We believe that our severance arrangements are essential in attracting and retaining the executive talent necessary to manage our diverse businesses, and are competitive with those provided to executive officers at other large publicly traded U.S. companies. Mr. Breen's employment agreement provides for benefits if he is terminated in connection with a change in control or under other specified circumstances, and the information in the tables below reflects the terms of the agreement.

For our other named executive officers, who do not have employment agreements, the Tyco International Severance Plan for U.S. Officers and Executives (the "Severance Plan") and the Tyco International Change in Control Severance Plan for Certain U.S. Officers and Executives (the "CIC Severance Plan") generally govern the benefits that accrue upon termination. As described below, a "double trigger" is required under the CIC Severance Plan before most benefits become available to the executives covered by that plan. Effective January 1, 2009, these plans were amended to comply with certain provisions of the Internal Revenue Code. In addition, certain changes were made to reduce the period during which Tyco must provide employer-sponsored health and dental benefits.

The table below summarizes the key terms and provisions of the severance plans that are currently in effect. Refer to the "Potential Payments Upon Termination and Change in Control" table for the estimated dollar value of the benefits available under the severance plans in effect as of our fiscal year-end.

Severance Arrangements Without a Change in Control

Description	Chief Executive Officer	Named Executive Officers
Governing document:	Employment agreement.	Severance Plan. For equity awards, both the Severance Plan and individual award agreements.
Termination events triggering severance cash benefits and benefits continuation:	• Involuntary termination without Cause, other than for death or disability. • Termination by Mr. Breen for Good Reason.	Involuntary termination other than Cause, permanent disability or death.
Severance cash benefit:	Two times base salary and two times higher of target annual bonus or most recent annual bonus payment. The multiplier on the cash benefit is reduced from two times to 1.5 times at age 62 and further reduced to 1.0 times at age 63 or older.	Two times base salary and two times target annual bonus.
Executive must sign release to receive severance benefits:	Yes.	Yes.
Health and welfare benefits continuation:	Continued participation in the Company's health and welfare plans over the same time period for which severance is payable, subject to an 18 month limit on continuation of medical benefits. If Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made for the monthly COBRA premium cost of the coverage multiplied by the number of months by which the severance period exceeds 18 months, with a tax gross-up on such amounts.	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. The executive will also be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums for an additional 12 month period.
Pension benefits consisting of accrued amounts in supplemental retirement plans:	Voluntary termination by Mr. Breen without Good Reason or termination by the Company with Cause prior to age 60—vested pension benefits are subject to a reduction; otherwise, no reduction.	N/A.
Prorated bonus in year of termination:	Yes, subject to applicable performance conditions.	At the Company's discretion and per the terms of the applicable incentive plan.

Description	Chief Executive Officer	Named Executive Officers
Equity treatment:	All awards vest in full upon an involuntary termination without Cause, a termination for Good Reason or death or disability: • Options remain exercisable for the remainder of their term. • Upon death or disability, options remain exercisable until the earlier of the original expiration date of the option or the third anniversary of termination. • Performance share units remain subject to performance criteria.	Substantially all of the individual award agreements are consistent with the terms and conditions of the Severance Plan, which provides that, upon an involuntary termination without Cause: • Outstanding stock options continue to vest for 12 months. • The executive has 12 months (or 36 months in the case of retirement eligible employees) to exercise vested stock options, subject to the original term. • All unvested restricted stock and RSUs are forfeited. • Performance share units are forfeited unless the executive is retirement eligible, in which case all or a portion of the shares which vest remain subject to performance criteria.
Outplacement assistance:	No.	At Company's discretion for up to 12 months.
Restrictive covenants:	• Prohibited from soliciting customers and employees of Tyco for one year from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination (two years with respect to a competing business that generates more than 30% of its gross revenues from the security business). • Subject to confidentiality and non-disparagement covenants.	• Prohibited from soliciting customers and employees of Tyco for two years from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination. • Subject to confidentiality and non-disparagement covenants.

Mr. Breen's employment agreement generally defines "Cause" as:

- Indictment for a felony other than one stemming from liability that is based on acts of the Company for which Mr. Breen is responsible solely as a result of his office(s) with the Company. This exception applies provided that (i) he was not directly involved in such acts and either had no prior knowledge of such intended actions or, upon obtaining such knowledge, promptly acted reasonably and in good faith to attempt to prevent the acts causing such liability; or (ii) after consulting with the Company's counsel, he reasonably believed that no law was being violated by such acts, or

- Termination evidenced by a resolution adopted in good faith by at least two-thirds of the members of the Board. Such resolution must conclude that Mr. Breen intentionally and continually failed substantially to perform his reasonably assigned duties with the Company (other than a failure resulting from his incapacity due to physical or mental illness or from the assignment to Mr. Breen of duties that would constitute "Good Reason"), which failure has continued for a period of at least 30 days after a written notice of demand for substantial performance, signed by a duly authorized member of the Board, has been delivered to Mr. Breen specifying the manner in which Mr. Breen has failed substantially to perform; or intentionally engaged in conduct which is demonstrably and materially injurious to the Company; provided, however, Mr. Breen has been given a detailed notice of the termination under this paragraph and he has been given the opportunity to be heard in person by the Board.

Mr. Breen's employment agreement generally defines "Good Reason" as any of the following events:

- Assignment to Mr. Breen of any duties inconsistent in any material respect with his position (including titles and reporting relationships), authority, duties or responsibilities as contemplated by the employment agreement, or any other action by the Company, which results in a significant diminution in such position, authority, duties or responsibilities;
- Any failure by the Company to comply with any of the material provisions regarding Mr. Breen's base salary, bonus, annual equity incentive, benefits and perquisites, retirement benefit, relocation, and other benefits and amounts payable to Mr. Breen under the agreement;
- Mr. Breen being required to relocate to a new principal place of employment more than 60 miles from his established principal place of employment with the Company;
- The delivery by the Company of a notice of non-renewal of his employment at the end of his current employment period;
- The failure by the Company to elect or to re-elect Mr. Breen as a Director and as Chairman of the Board, or the removal of Mr. Breen from either such position; or
- Any termination by Mr. Breen during the 30-day period immediately following the first anniversary of the date of any change in control.

For the other named executive officers, the Severance Plan generally defines "Cause" as an executive's (i) substantial failure or refusal to perform duties and responsibilities of his or her job as required by the Company; (ii) violation of any fiduciary duty owed to the Company; (iii) conviction of a felony or misdemeanor; (iv) dishonesty; (v) theft; (vi) violation of Company rules or policy; or (vii) other egregious conduct, that has or could have a serious and detrimental impact on the Company and its employees. The administrator of the Severance Plan, in its sole and absolute discretion, determines whether Cause exists.

Severance Arrangements Upon a Change in Control

Description	Chief Executive Officer	Named Executive Officers
Governing document:	Employment agreement.	CIC Severance Plan. For equity awards individual award agreements.
Additional events triggering severance cash benefits and benefits continuation:	• Involuntary termination without Cause. • Termination by Mr. Breen for Good Reason. • A change in control is treated as a termination for Good Reason at Mr. Breen's election within the 30-day period following the first anniversary of the change in control.	• Involuntary termination other than for Cause, permanent disability or death. • Good Reason Resignation.
Severance cash benefit:	Three times base salary and three times higher of target annual bonus or most recent annual bonus payment. The multiplier is reduced to two times at age 62, 1.5 times at age 63 and 1.0 times at age 64 or older.	Two times base salary and two times annual target bonus for Messrs. Gursahaney and Oliver; and 2.99 times base salary and 2.99 times annual target bonus for the other named executive officers.
Executive must sign release to receive severance benefits:	Yes.	Yes.
Health and welfare benefits continuation:	Continued participation in the Company's health and welfare plans over the same time period for which severance is payable, subject to an 18 month limit on continuation of medical benefits. If Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made for the monthly COBRA premium cost of the coverage multiplied by the number of months by which the severance period exceeds 18 months, with a tax gross-up on such amounts.	Twelve months from date of termination for medical and dental and health care reimbursement account benefits only, if the executive does not commence employment with another company during the severance period. The executive will also be entitled to a cash payment equal to the projected value of the employer portion of medical and dental benefit premiums for a 12 month (in the case of Messrs. Gursahaney and Oliver) or 24 month (in the case of Messrs. Coughlin and Evard) period.
Pension benefits:	Fully vested. Immediately payable upon a change in control. No reduction for early commencement.	N/A.

Description	Chief Executive Officer	Named Executive Officers
Prorated bonus in year of change in control:	Yes.	Yes.
Equity treatment:	• All awards vest in full, provided that certain performance share units remain subject to performance criteria. • Options remain exercisable for the remainder of their term.	Substantially all of the individual equity awards for our named executive officers provide that, upon a change in control (and, with respect to awards granted in fiscal 2009 and thereafter, upon a termination event): • All options, restricted stock and RSUs vest in full. • All performance-based shares vest at target. • Options remain exercisable until the earlier of (i) the expiration of the remainder of their term and (ii) up to three years following the executive's termination date.
Excise tax gross-up payment:	Yes.	No.
IRC Section 280G Cap on Benefits:	No.	Yes, if the cap results in greater after tax payments to executive, otherwise benefits are not capped.
Outplacement assistance:	No.	Up to 12 months.
Restrictive covenants:	• Prohibited from soliciting customers and employees of Tyco for one year from the date of termination. • Prohibited from competing with Tyco for one year from the date of termination (two years with respect to a competing business that generates more than 30% of its gross revenues from the security business). • Subject to confidentiality and non-disparagement covenants.	• Subject to confidentiality and non-disparagement covenants.

Under Mr. Breen's employment agreement, a change in control is treated as a termination for "Good Reason" if Mr. Breen chooses to terminate his employment within the 30-day period commencing on the first anniversary of the change in control.

For the other named executive officers, the CIC Severance Plan generally defines "Cause" as (i) a material violation of any fiduciary duty owed to the Company; (ii) conviction of, or entry of a plea of nolo contendere with respect to, a felony or misdemeanor; (iii) dishonesty; (iv) theft; or (v) other egregious conduct, that is likely to have a materially detrimental impact on the Company and its employees. Whether an executive's termination is due to "Cause" under the CIC Severance Plan is determined by the administrator of the CIC Severance Plan.

The CIC Severance Plan generally defines "Good Reason Resignation" as any retirement or termination of employment by an executive that is not initiated by the Company and that is caused by any one or more of the following events, provided the event occurs in the period beginning 60 days before the change in control date and ending two years after that date:

- Without the executive's written consent, the Company assigns the executive any duties inconsistent in any material respect with his or her authority, duties or responsibilities, or any other action by the Company which results in a significant diminution in such authority, duties or responsibilities;
- Without the executive's written consent, the Company makes a material change in the geographic location at which the executive performs services to a location that is more than 60 miles from his or her existing principal place of employment;
- Without the executive's written consent, the Company reduces the executive's base compensation and benefits, taken as a whole; or
- The Company fails to obtain a satisfactory agreement from any successor to assume and agree to perform the Company's obligations to the executive under the CIC Severance Plan.

If an executive remains employed for more than 150 days following the occurrence of any event set forth above, any subsequent retirement or termination of employment by the executive that is not initiated by the Company will not constitute a "Good Reason Resignation." Whether an executive's termination is as a result of a "Good Reason Resignation" is determined by the administrator of the CIC Severance Plan.

Pay Recoupment Policy

Tyco has a successful track record of recouping pay it considers wrongfully earned by executives. To demonstrate our full commitment to shareholders on this issue, the Board approved a Pay Recoupment Policy for Tyco. The policy provides that, in addition to any other remedies available to the Company and subject to the applicable law, if the Board or any Compensation Committee of the Board determines that any Short-Term Bonus payment, incentive payment, equity award or other compensation received by a Senior Officer resulted from any financial result or operating metric that was impacted by the Senior Officer's fraudulent or illegal conduct, the Board or a Board Committee may recover from the Senior Officer that compensation it considers appropriate under the circumstances. The Board has the sole discretion to make any and all determinations under this policy.

Stock Ownership Guidelines

In 2003, the Board established stock ownership and share retention guidelines for all Senior Officers. The Board believes that executives who own and hold a significant amount of Company stock are aligned with long-term shareholder interests. Currently, 12 Senior Officers, including our five current named executive officers, are covered by the stock ownership and retention guidelines. The Compensation Committee reviews our Senior Officers' compliance with our stock ownership guidelines annually.

The stock ownership requirement for our Senior Officers ranges from two times base salary to 10 times base salary (in the case of our Chief Executive Officer). Tyco shares that count towards meeting the stock ownership requirement include restricted stock, RSUs, DSUs, performance share units, shares acquired through our 401(k) plan or the Employee Stock Purchase Program, and shares otherwise owned by the executive. We do not require that the stock ownership guidelines be attained within a certain period of time. Instead, the Compensation Committee reviews executive stock ownership regularly to ensure that our Senior Officers are making progress towards meeting their goals or maintaining their requisite ownership.

Tyco's stock retention guidelines require that the Senior Officers retain a specified percentage of net (after-tax) shares acquired from the exercise of stock options or the vesting of restricted shares. Specifically, our Senior Officers must retain 75% of all net shares until they attain their target stock ownership goal. Once that goal is attained, they must retain at least 25% of subsequently acquired net shares received upon exercise or vesting for a minimum period of three years. Senior Officers who are 62 or older may dispose of 50% of their accumulated holdings. All of the named executive officers remained in compliance with the stock ownership guidelines in fiscal 2009.

Compensation and Human Resources Committee Report on Executive Compensation

The Compensation Committee has reviewed and discussed with management this Compensation Discussion and Analysis and, based on such review and discussions, has recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the Company's Annual Report on Form 10-K and this Proxy Statement.

Submitted by the Compensation and Human Resources Committee:

Rajiv L. Gupta, Chair
Timothy M. Donahue
R. David Yost

Executive Compensation Tables

Summary Compensation Table

The following table sets forth information regarding the compensation of our named executive officers, who are Edward D. Breen, the Chairman and Chief Executive Officer; Christopher J. Coughlin, the Executive Vice President and Chief Financial Officer; George R. Oliver, President, Safety Products and Electrical & Metal Products; Naren K. Gursahaney, President, ADT Worldwide, and John E. Evard, Jr., Senior Vice President and Chief Tax Officer. Salary and bonus include amounts that may be deferred at the named executive officer's election.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($)[1] (c)	Bonus ($)[2] (d)	Stock/Unit Awards ($)[3] (e)	Option Awards ($)[3] (f)	Non-Equity Incentive Plan Compensation ($)[4] (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)[5] (h)	All Other Compensation ($)[6] (i)	Total ($) (j)
Current Officers									
Edward D. Breen . . . . Chairman and Chief Executive Officer	2009	$1,625,000	$ —	$ 6,233,256	$4,042,720	$1,869,000	$4,542,000	$1,127,677	$19,439,653
	2008	$1,625,000	$ —	$ 8,198,879	$4,705,629	$3,250,000	$1,542,000	$1,293,683	$20,615,191
	2007	$1,625,000	$ —	$10,505,034	$7,186,796	$3,250,000	$1,263,270	$ 911,518	$24,741,618
Christopher J. Coughlin . Executive Vice President and Chief Financial Officer	2009	$ 800,000	$ —	$ 2,685,983	$1,773,286	$ 736,000	$ —	$ 309,188	$ 6,304,457
	2008	$ 800,000	$ —	$ 3,591,691	$2,731,195	$1,600,000	$ —	$ 332,197	$ 9,055,083
	2007	$ 766,667	$ —	$ 3,805,034	$2,956,702	$1,605,000	$ —	$ 229,753	$ 9,363,156
George R. Oliver . . . . President, Safety Products and Electrical & Metal Products	2009	$ 589,990	$282,000	$ 1,755,620	$ 870,544	$ 168,000	$ —	$ 231,832	$ 3,897,986
	2008	$ 593,739	$ —	$ 1,478,055	$ 601,060	$1,146,000	$ —	$ 213,111	$ 4,031,965
	2007	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Naren K. Gursahaney . President, ADT Worldwide	2009	$ 560,000	$146,000	$ 1,556,993	$1,028,109	$ 392,000	$ —	$ 189,109	$ 3,872,211
	2008	$ 560,000	$ —	$ 1,339,215	$ 920,618	$ 638,000	$ —	$ 199,627	$ 3,657,460
	2007	$ 520,000	$ —	$ 962,577	$ 877,226	$ 880,000	$ —	$ 175,362	$ 3,415,165
John E. Evard, Jr. . . . Senior Vice President and Chief Tax Officer	2009	$ 460,000	$ —	$ 1,502,115	$1,169,566	$ 317,000	$ —	$ 159,831	$ 3,608,512
	2008	$ 455,040	$420,000	$ 1,206,561	$ 924,303	$ 690,000	$ —	$ 179,439	$ 3,875,343
	2007	$ 440,160	$420,000	$ 964,359	$1,035,422	$ 660,000	$ —	$ 166,148	$ 3,686,089

(1) **Salary:** Salary paid to Mr. Oliver reflects the effect of his voluntary participation in a temporary pay reduction undertaken in fiscal 2009 by certain management employees in the Safety Products business segment.

(2) **Bonus:** Amounts shown in column (d) reflect special awards paid to Messrs. Oliver and Gursahaney in fiscal 2009 in recognition of their contributions towards achievement of cash conversion and free cash flow generation goals, as described above in "Elements of Compensation—Business President Special Bonuses", and payments made to Mr. Evard in fiscal 2008 and fiscal 2007 for a retention award granted to him in connection with the Separation, as discussed in our 2007 Proxy Statement.

(3) **Stock/Unit Awards and Option Awards:** The amounts in columns (e) and (f) reflect accounting expense recognized in fiscal 2009, 2008 and 2007 for all outstanding equity-based compensation in the form of stock options, restricted shares, RSUs, DSUs and performance-based shares. The amounts reported in columns (e) and (f) for each named executive officer were recognized in accordance with Statement of Financial Accounting Standard Number 123 as Revised ("FAS 123R"), which generally requires recognition of the fair value of equity-based compensation

over the applicable vesting period for the award. Assumptions used in the calculation of these compensation costs are discussed in Note 18 to the Company's audited consolidated financial statements included in the Company's Form 10-K for the fiscal year ended September 25, 2009. However, the table above does not reflect equity compensation expense net of a forfeiture assumption. A description of the material terms of the 2009 awards appears in the narrative following the "Grants of Plan-Based Awards" table.

(4) **Non-Equity Incentive Plan Compensation:** The amounts reported in column (g) for each named executive officer reflect annual cash incentive compensation for the applicable fiscal year. Annual incentive compensation is discussed in further detail above under the heading "Elements of Compensation—Annual Incentive Compensation."

(5) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings:** The amounts reported in column (h) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2009, 2008 and 2007, determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements. Information regarding the pension plans is set forth in further detail below following the "Pension Benefits" table.

(6) **All Other Compensation:** The amounts reported in column (i) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits. The components of All Other Compensation for each named executive officer are shown in the following table.

All Other Compensation Table

			Supplemental Executive Insurance Benefits[b]							
Named Executive	**Fiscal Year**	**Cash Perquisite[a]**	**Variable Universal Life**	**Supplemental Disability**	**Long-Term Care**	**Personal Use of Company Aircraft[c]**	**Tax Gross-Ups[d]**	**Retirement Plan Contributions[e]**	**Miscellaneous[f]**	**Total All Other Compensation**
Current Officers										
Edward D. Breen	2009	$70,000	$50,405	$37,689	$15,428	$238,795	$478,964	$236,396	—	$1,127,677
	2008	$70,000	$50,405	$36,021	$15,429	$246,347	$632,091	$243,083	$ 307	$1,293,683
	2007	$70,000	$50,405	$34,825	$15,428	$249,431	$330,200	$155,729	$ 5,500	$ 911,518
Christopher J. Coughlin	2009	$70,000	$28,262	$17,990	$21,210	—	$ 39,959	$116,667	$15,100	$ 309,188
	2008	$70,000	$28,262	$17,990	$21,211	—	$ 64,375	$120,250	$10,109	$ 332,197
	2007	$70,000	$28,262	$17,990	$21,210	—	—	$ 82,291	$10,000	$ 229,753
George R. Oliver	2009	$60,000	$14,839	$14,837	$20,346	—	$ 21,011	$ 84,049	$16,750	$ 231,832
	2008	$59,375	$14,839	$17,248	$20,347	—	$ 18,617	$ 71,478	$11,207	$ 213,111
	2007	—	—	—	—	—	—	—	—	—
Naren K. Gursahaney	2009	$56,000	$10,109	$15,008	$19,274	—	$ 23,782	$ 57,567	$ 7,369	$ 189,109
	2008	$56,000	$10,109	$17,418	$19,275	—	$ 21,700	$ 72,000	$ 3,125	$ 199,627
	2007	$51,500	$10,109	$12,598	$19,274	—	$ 10,315	$ 65,606	$ 5,960	$ 175,362
John E. Evard, Jr.	2009	$46,000	$20,798	$ 6,217	$18,344	—	$ 13,472	$ 55,000	—	$ 159,831
	2008	$45,504	$20,798	$ 6,217	$18,344	—	$ 33,519	$ 54,920	$ 137	$ 179,439
	2007	$44,016	$20,798	$17,639	$18,343	—	$ 23,692	$ 36,398	$ 5,262	$ 166,148

(a) Cash Perquisites reflect an annual cash perquisite payment equal to the lesser of 10% of the executive's base salary and $70,000. Payments are made quarterly and are adjusted to reflect changes in salary.

(b) Supplemental Executive Insurance Benefits reflect premiums paid by the Company for insurance benefits for the executive and, in the case of long-term care, for the executive's spouse as well. These benefits are provided to certain Senior Officers of the Company upon the approval of the Compensation Committee.

(c) For security purposes, the Chief Executive Officer is encouraged to use Company-owned or -leased aircraft for personal travel. Other named executive officers are permitted to use Company-owned or -leased aircraft if expressly approved by the Board or Mr. Breen. For purposes of the Summary Compensation Table, the aggregate incremental pre-tax cost to the Company for personal use of Company aircraft is calculated using a method that takes into account the incremental cost of fuel, trip-related maintenance, crew travel expenses, on-board catering, landing fees, trip-related hangar/parking costs and other variable costs, including incremental costs associated with executives that are not in control of the aircraft. Because our aircraft are used primarily for business travel, the calculation does not include the fixed costs that do not change based on usage, such as pilots' salaries, the acquisition costs of the Company-owned or -leased aircraft, and the cost of maintenance not related to trips.

(d) The amounts shown in this column as tax gross-up payments for Messrs. Coughlin, Evard, Oliver, and Gursahaney represent tax gross-up payments made with respect to taxable insurance benefits. Amounts for Mr. Breen include tax gross-up payments made with respect to taxable insurance benefits and the reimbursement of state taxes owed by him to New York for Tyco work performed in that State. Generally, with respect to compensation awarded to Mr. Breen prior to 2009, the Company pays the increased tax cost (including a gross-up) that Mr. Breen owes as a result of working in New York rather than in his principal work location. The amount related to state taxes for Mr. Breen for fiscal 2009 is an estimate, pending receipt of the relevant personal state tax return information for calendar year 2009. This estimate is based primarily on compensation deemed by New York State to be earned by Mr. Breen in fiscal 2009 in respect of equity granted prior to 2009. Mr. Breen has waived the New York tax gross-up with respect to compensation awarded after January 1, 2009.

(e) Retirement plan contributions include matching contributions made by the Company on behalf of each executive to its tax-qualified 401(k) Retirement, Savings and Investment Plan and to its non-qualified Supplemental Savings and Retirement Plan.

(f) Miscellaneous compensation includes matching charitable contributions made by the Company on behalf of each of Messrs. Coughlin, Gursahaney and Oliver, and payments for fractional shares made to Mr. Gursahaney.

Grants of Plan-Based Awards Table

The following table summarizes cash-based and equity-based awards for each of the Company's named executive officers that were granted during fiscal 2009 under the 2004 SIP.

Name (a)	Grant Date (b)	Extimated Possible Payouts Under Non-Equity Incentive Plan Awards[1]			Estimated Possible Payouts Under Equity Incentive Plan Awards[2]			All Other Stock Awards: Number of Shares of Stock or Units (#) (i)	All Other Option Awards: Number of Securities Underlying Options (#) (j)	Exercise or Base Price of Option Awards ($/Sh) (k)	Grant Date Fair Value of Stock and Option Awards ($)[3] (l)
		Threshold ($) (c)	Target ($) (d)	Maximum ($) (e)	Threshold (#) (f)	Target (Mid-Point) (#) (g)	Maximum (#) (h)				
Current Officers											
Edward D. Breen	12/3/2008	$1,015,625	$2,031,250	$4,062,500							
	10/7/2008				62,040	155,100	310,200				$8,635,968
	10/7/2008								554,100	$29	$4,313,724
Christopher J. Coughlin	12/3/2008	$ 400,000	$ 800,000	$1,600,000							
	10/7/2008				20,680	51,700	103,400				$2,878,656
	10/7/2008								184,700	$29	$1,437,908
George R. Oliver	12/3/2008	$ 300,000	$ 600,000	$1,200,000							
	10/7/2008				14,480	36,200	72,400				$2,015,616
	10/7/2008								129,300	$29	$1,006,613
Naren K. Gursahaney	12/3/2008	$ 280,000	$ 560,000	$1,120,000							
	10/7/2008				14,480	36,200	72,400				$2,015,616
	10/7/2008								129,300	$29	$1,006,613
John E. Evard, Jr.	12/3/2008	$ 172,500	$ 345,000	$ 690,000							
	10/7/2008				8,960	22,400	44,800				$1,247,232
	10/7/2008								80,000	$29	$ 622,808

(1) Amounts reported in columns (c) through (e) represent potential annual performance bonuses that the named executive officers could have earned under the Company's annual incentive plan for fiscal 2009. The Board approved a maximum bonus payout of 0.50% of net income before special items for Mr. Breen, subject to a cap of $5.0 million imposed by the 2004 SIP, and 0.25% for the other Senior Officers, subject to a cap of $2.5 million. The Compensation Committee further established a maximum payout of 200% of target. Threshold amounts assume minimum performance levels are achieved with respect to each performance measure.

(2) Amounts in (f) through (h) represent potential share payouts with respect to performance share awards that were made in connection with the fiscal year 2009 long-term compensation grant. Performance share units were granted to certain executive officers in October 2008 and vest at the end of the three-year performance period on September 30, 2011. The number of shares that will be paid out will depend on the Company's three-year annualized total shareholder return over the performance period, as compared to the return for the S&P 500 Industrials Index.

(3) Amounts in column (l) show the grant date fair value of the option awards and performance share awards granted to named executive officers. Amounts for performance share awards were calculated assuming the maximum number of shares are earned under the awards. The actual number of shares that are paid out will depend on the Company's three-year annualized total shareholder return over the performance period, as compared to the return for the S&P 500 Industrials Index.

The Company made an annual grant of equity in fiscal 2009. The award for Senior Officers consisted of stock options and performance share units.

When the Company grants stock options, the exercise price equals the fair market value of our common stock on the date of grant. Stock options generally vest in equal installments over a period of four years, beginning on the first anniversary of the grant date. Each option holder has 10 years to exercise his or her stock option from the date of grant, unless forfeited earlier.

Performance share units generally vest in full at the end of the performance period. The number of shares that are actually earned depends on whether, and at what level, the performance criteria have been met. Performance share units do not accrue dividends prior to vesting and do not have any voting rights. For performance share units granted in connection with the fiscal 2009 equity award, the relevant metric is Tyco's three-year total shareholder return between September 27, 2008 and September 30, 2011. That return is to be compared with the total shareholder return of all the companies in the S&P 500 Industrials Index for the same period. The total shareholder return measure is based on the average of the closing stock price for the 20 trading days preceding, and the last 20 trading days of, the performance period, plus a total return factor to reflect the reinvestment of dividends during the three-year period. If the minimum performance measure is not met (i.e., Tyco's total shareholder return over the performance period is not equal to or better than the total shareholder return of the top 65% of the companies constituting the S&P 500 Industrials Index), no shares will be earned. In addition, if Tyco's total shareholder return is negative at the end of the performance period, the maximum payout is capped at 125% of target.

Forfeiture provisions related to involuntary termination are described above under the heading "Change in Control and Severance Benefits." Except in the case of retirement, unvested equity is forfeited upon a voluntary termination. As described above under "Elements of Compensation—Long-Term Incentive Awards," certain equity awards held by Mr. Coughlin have vesting and forfeiture provisions that differ from the standard terms.

Outstanding Equity Awards at Fiscal Year-End Table

The following table shows, for each of the named executive officers, all equity awards that were outstanding as of September 25, 2009. Dollar amounts are based on the NYSE closing price of $33.98 for the Company's common stock on September 25, 2009.

	Option Awards				Stock Awards			
Name (a)	Number of Securities Underlying Unexercised Options: (#) Exercisable (b)	Number of Securities Underlying Unexercised Options: (#) Unexercisable[(1)] (c)	Option Exercise Price ($) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#)[(2)] (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)[(2)] (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)[(3)] (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)[(3)] (i)
Current Officers								
Edward D. Breen	1,828,301	—	$15.89	7/24/2012	156,357	$5,313,011	248,800	$8,454,224
	49,749	—	$52.43	3/25/2014				
	49,749	—	$57.19	3/25/2014				
	49,749	—	$63.55	3/25/2014				
	49,749	—	$58.78	3/9/2015				
	49,749	—	$65.13	3/9/2015				
	49,749	—	$71.49	3/9/2015				
	124,374	—	$46.07	11/21/2015				
	199,857	199,857	$48.14	11/20/2016				
	146,000	146,000	$53.36	7/1/2017				
	—	554,100	$29.00	10/6/2018				
Christopher J. Coughlin	24,874	—	$56.60	3/6/2015	71,859	$2,441,769	94,900	$3,224,702
	62,187	—	$56.87	3/9/2015				
	62,187	—	$46.07	11/21/2015				
	94,420	94,421	$48.14	11/20/2016				
	69,500	69,500	$53.36	7/1/2017				
	—	184,700	$29.00	10/6/2018				
George R. Oliver	62,947	—	$43.72	7/9/2016	27,067	$ 919,737	58,400	$1,984,432
	35,500	35,500	$53.36	7/1/2017				
	—	35,000	$44.49	8/17/2018				
	—	129,300	$29.00	10/6/2018				
Naren K. Gursahaney	84,978	—	$23.77	3/2/2013	47,027	$1,597,977	58,400	$1,984,432
	37,768	—	$44.16	3/25/2014				
	31,473	—	$56.87	3/9/2015				
	25,178	—	$46.07	11/21/2015				
	9,442	—	$48.67	1/11/2016				
	44,062	44,063	$48.14	11/20/2016				
	35,500	35,500	$53.36	7/1/2017				
	—	35,000	$44.49	8/17/2018				
	—	129,300	$29.00	10/6/2018				
John E. Evard, Jr.	49,749	—	$26.74	12/18/2012	20,118	$ 683,610	34,700	$1,179,106
	24,874	—	$22.67	3/6/2013				
	22,387	—	$44.16	3/25/2014				
	22,387	—	$56.87	3/9/2015				
	16,417	—	$46.07	11/21/2015				
	25,178	25,179	$48.14	11/20/2016				
	19,500	19,500	$53.36	7/1/2017				
	—	80,000	$29.00	10/6/2018				

(1) Vesting dates for each outstanding option award for the named executive officers are as follows:

Vesting Date	Exercise Price	Edward D. Breen	Christopher J. Coughlin	George R. Oliver	Naren K. Gursahaney	John E. Evard, Jr.
		Number Of Shares Underlying Vesting Awards				
2009						
10/7/2009	29.00	138,525	46,175	32,325	32,325	20,000
11/21/2009	48.14	99,928	47,210		22,031	12,589
2010						
7/2/2010	53.36	73,000	34,750	17,750	17,750	9,750
10/7/2010	29.00	138,525	46,175	32,325	32,325	20,000
11/21/2010	48.14	99,929	47,211		22,032	12,590
2011						
7/2/2011	53.36	73,000	34,750	17,750	17,750	9,750
8/18/2011	44.49			17,500	17,500	
10/7/2011	29.00	138,525	46,175	32,325	32,325	20,000
2012						
8/18/2012	44.49			17,500	17,500	
10/7/2012	29.00	138,525	46,175	32,325	32,325	20,000

(2) The amounts in columns (f) and (g) reflect, for each named executive officer, the number and market value of RSUs which had been granted as of September 25, 2009, but which remained subject to additional vesting requirements. The officer's continued employment with the Company. Scheduled vesting of all RSUs for each of the named executive officer is as follows:

Vesting Date	Edward D. Breen	Christopher J. Coughlin	George R. Oliver	Naren K. Gursahaney	John E. Evard, Jr.
	Number Of Shares Underlying Vesting Awards				
2009					
11/21/2009	45,465	20,847		9,980	5,765
2010					
7/2/2010	32,714	15,083	7,751	7,751	4,294
11/21/2010	45,465	20,847		9,980	5,765
2011					
7/2/2011	32,713	15,082	7,750	7,750	4,294
2012					
8/18/2012			11,566	11,566	

(3) Amounts in columns (h) and (i) reflect the number and market value, as of September 25, 2009, of performance share units that would be earned if the performance goals related to these awards were met at the target level at the end of the performance period. If the minimum performance threshold is not met (i.e., Tyco's total shareholder return over the performance period is not equal to or better than the total shareholder return of the top 65% of the companies constituting the S&P 500 Industrials Index), there will be no payout. The number of shares that will actually be earned will depend on the Company's three-year shareholder return as compared to the total shareholder return of the S & P 500 Industrials Index. Scheduled vesting of all performance share

units (based on achievement of target values) for each of the named executive officers is as follows:

Vesting Date	Edward D. Breen	Christopher J. Coughlin	George R. Oliver	Naren K. Gursahaney	John E. Evard, Jr.
	Number Of Shares Underlying Vesting Awards				
2010					
6/30/2010	93,700	43,200	22,200	22,200	12,300
2011					
9/30/2011	155,100	51,700	36,200	36,200	22,400

Option Exercises and Stock Vested Table

The following table shows, for each of the named executive officers, the amounts realized from options that were exercised and restricted stock, RSUs and DSUs that vested during fiscal 2009.

	Option Awards		Stock Awards	
Name (a)	Number of Shares Acquired on Exercise (#) (b)	Value Realized on Exercise ($) (c)	Number of Shares Acquired on Vesting (#) (d)	Value Realized on Vesting ($)[1] (e)
Current Officers				
Edward D. Breen	—	$—	177,103	$4,137,054
Christopher J. Coughlin	—	$—	66,748	$1,538,562
George R. Oliver	—	$—	58,755	$1,528,732
Naren K. Gursahaney	—	$—	26,837	$ 636,901
John E. Evard, Jr.	—	$—	18,872	$ 432,348

(1) The aggregate dollar amount realized is based on the average of the NYSE high/low price of the Company's common stock on the vesting date.

Pension Benefits Table

The following table presents, for each named executive officer, the present value of the benefit he would receive at retirement under the specified pension plan, based on credited years of service and covered compensation as of September 25, 2009.

Name (a)	Plan Name[1] (b)	Number of Years Credited Service (#) (c)	Present Value of Accumulated Benefit ($)[2] (d)	Payments During Last Fiscal Year ($) (e)
Edward D. Breen	Employment Agreement	7.17	$15,938,000	$—

(1) The terms of Mr. Breen's employment agreement provide that he is entitled to receive an annual supplemental retirement benefit payable at the later of age 60 and termination of employment. The supplemental benefit is in the form of a joint 50% spousal survivor's annuity equal to 50% of Mr. Breen's final average earnings. This average is calculated as the highest average of the sum of his monthly base salary and actual bonus (the bonus being spread equally over the bonus period for which it is paid) during any consecutive 36 month period within the 60-month period prior to his termination of employment. Final average earnings are reduced by benefits from any defined benefit pension plans maintained by the Company or its affiliates, by benefits from any other defined benefit pension plans maintained by any previous employers, and by benefits attributable to employer contributions, including matching contributions to any defined contribution plans maintained by the Company or its affiliates. Mr. Breen is vested in the benefit described above.

Mr. Breen's benefit is payable as an actuarially equivalent lump sum at the later of (i) age 60 and (ii) the actual date of his termination of employment other than as a result of death or upon a change in control (subject to any applicable 6-month delay pursuant to Internal Revenue Code Section 409A).

(2) The amount in column (d) is calculated as the discounted present value of normal retirement benefits earned as of September 25, 2009, payable as a lump sum at "Normal Retirement Date" (without regard to projected service, projected salary increases, pre-retirement mortality or other decrements). The assumptions used in determining the discounted present value are consistent with those used to calculate the Company's retirement plan liabilities as described in Note 16 to the Company's audited consolidated financial statements for the fiscal year ended September 25, 2009, and include:

- A discount rate of 5.5%;
- Payment as a lump sum;
- A prime rate of 3.25% (used to accumulate the Company's defined contribution match balance);
- An assumed retirement age of 60.

Non-Qualified Deferred Compensation Table at Fiscal Year-End 2009

The following table presents information on the non-qualified deferred compensation accounts of each named executive officer at September 25, 2009.

Name (a)	Executive Contributions in Last Fiscal Year ($)[1] (b)	Registrant Contributions in Last Fiscal Year ($)[1] (c)	Aggregate Earnings in Last Fiscal Year ($)[2] (d)	Aggregate Withdrawals/ Distributions ($)[3] (e)	Aggregate Balance at Last Fiscal Year End ($) (f)
Current Officers					
Edward D. Breen	—	$224,729	$(16,260)	—	$1,415,783
Christopher J. Coughlin ..	—	$104,417	$ 9,908	—	$ 373,567
George R. Oliver	$ 12,960	$ 72,050	$ 13,350	—	$ 191,360
Naren K. Gursahaney	$375,320	$ 48,817	$ 10,982	—	$2,034,829
John E. Evard, Jr.	—	$ 43,333	$(25,185)	—	$ 195,743

(1) Amounts in columns (b) and (c) include employee and Company contributions, respectively, under the Company's Supplemental Savings and Retirement Plan (the "SSRP"), a non-qualified retirement savings plan. All of the amounts shown in column (c) are included in the Summary Compensation Table under the column heading "All Other Compensation." Under the terms of the SSRP, an eligible executive may choose to defer up to 50% of his or her base salary and up to 100% of his or her performance bonus.

(2) Amounts in column (d) include earnings or (losses) on the named executive officer's notional account in the SSRP and in the Company's Supplemental Executive Retirement Plan (the "SERP"). The SERP was frozen with respect to additional contributions on December 31, 2004. Except for the Tyco stock fund and the Fidelity Freedom Funds, investment options under the SSRP are the same as those available under the Company's tax-qualified 401(k) retirement plans. Investment options under the SERP are the same as those available under the SSRP.

(3) Under both the SSRP and the SERP, participants may elect to receive distributions in a single lump sum payment or in up to 15 annual installments. A participant who is still employed by Tyco may begin receiving distributions under each plan after a minimum of five years have elapsed from the plan year for which contributions have been made. A participant who has left Tyco may begin receiving distributions upon his or her termination of employment or retirement.

Potential Payments Upon Termination and Change in Control

The following table summarizes the severance benefits that would have been payable to each of the named executive officers upon his termination of employment or upon the occurrence of a change in control, assuming that the triggering event or events occurred on September 25, 2009. The amounts shown are based on Tyco's closing NYSE share price of $33.98 on such date.

For Mr. Breen, termination benefits are governed by his employment agreement. For each of the other named executive officers, the CIC Severance Plan governs termination benefits for change in control triggering events, and the Severance Plan governs termination benefits for all other triggering events. In all cases, a "Qualified Termination" means a termination following a change in control that would provide the executive with a "Good Reason" to terminate his employment, as defined under the CIC Severance Plan or under Mr. Breen's employment agreement. For the definition of "Good Reason" and "Cause" under the relevant documents, see the discussion under the heading "Change in Control and Severance Benefits." Under his employment agreement, Mr. Breen could terminate his employment for "Good Reason" by voluntarily resigning within the 30-day period following the first anniversary of a change in control, in which case he would be entitled to severance and the benefit and perquisite continuation described in column (c).

Mr. Breen's employment agreement with the Company was amended on December 19, 2008. Among other changes, the amended agreement reduced certain of the benefits, including cash payments, that he is entitled to upon a termination or change in control, as described above under the heading "Change in Control and Severance Benefits."

Name / Form of Compensation	Change in Control		Other Termination			
(a)	Without Qualified Termination (b)	With Qualified Termination (c)	With Cause (d)	Without Cause or With Good Reason (e)	Retirement/ Resignation (f)[7]	Death or Disability (g)
			all amounts in U.S. $			
Edward D. Breen						
Severance[1]	—	14,625,000	—	9,750,000	—	—
Benefit & Perquisite Continuation[2]	—	327,197	—	218,131	—	—
Accelerated Vesting of Equity Awards[3]	16,596,487	16,596,487	—	16,596,487	—	12,032,970
Retirement Plan Distributions[4]	13,643,000	13,643,000	—	3,861,000	—	—
Life Insurance[5]	—	—	—	—	—	3,245,000
Excise Tax Gross Up[6]	—	—	—	—	—	—
Christopher J. Coughlin						
Severance[1]	—	4,784,000	—	3,200,000	—	—
Benefit & Perquisite Continuation[2]	—	31,086	—	23,132	—	—
Accelerated Vesting of Equity Awards[3]	1,789,727	4,466,299	—	229,952	—	2,838,562
Life Insurance[5]	—	—	—	—	—	1,500,000
George R. Oliver						
Severance[1]	—	2,188,148	—	2,400,000	—	—
Benefit & Perquisite Continuation[2]	—	23,132	—	23,132	—	—
Accelerated Vesting of Equity Awards[3]	1,674,093	3,548,083	—	160,979	—	2,484,373
Life Insurance[5]	—	—	—	—	—	1,150,000
Naren K. Gursahaney						
Severance[1]	—	1,204,650	—	2,240,000	—	—
Benefit & Perquisite Continuation[2]	—	23,132	—	23,132	—	—
Accelerated Vesting of Equity Awards[3]	2,352,333	4,226,323	—	160,979	—	3,162,614
Life Insurance[5]	—	—	—	—	—	840,000
John E. Evard, Jr.						
Severance[1]	—	2,406,950	—	1,610,000	—	—
Benefit & Perquisite Continuation[2]	—	31,086	—	23,132	—	—
Accelerated Vesting of Equity Awards[3]	504,603	1,664,155	—	99,600	—	1,019,479
Life Insurance[5]	—	—	—	—	—	866,000

(1) For Mr. Breen, severance paid for a qualified termination under a Change in Control was based on three times his base salary and three times his actual bonus for fiscal 2008. For termination due to other triggering events, severance was based on two times his base salary and two times his actual bonus for fiscal 2008. Under his employment agreement, the multiple will reduce when

Mr. Breen reaches specified ages. For each of the other named executive officers, severance would be paid under either the CIC Severance Plan (if the triggering event were a change in control) or the Severance Plan (for other triggering events). Under the CIC Severance Plan, each of Messrs. Coughlin and Evard would be entitled to a severance payment of 2.99 times his base salary and 2.99 times his target bonus for the fiscal year in which termination occurs, and Messrs. Gursahaney and Oliver would be entitled to 2 times his base salary and target bonus, subject to caps if the excise tax under IRC Section 280G would apply. Under the Severance Plan, each named executive officer (except Mr. Breen) would have been entitled to salary continuation and bonus payments for the 24 months following termination of employment. In addition to the amounts included in this table, each named executive officer (including Mr. Breen) may be entitled to a prorated portion of the Annual Performance Bonus for the year in which his employment was terminated. The bonus payments are included in the Summary Compensation table under the column heading "Non-Equity Incentive Compensation," and are discussed above under the heading "Elements of Compensation—Annual Incentive Compensation."

(2) Upon a triggering event, Mr. Breen's employment agreement provides for continued participation in health and welfare plans over the same time period for which severance is payable, subject to an 18-month limit on medical benefits. If continued participation is not practicable, and/or if Mr. Breen's severance period is greater than 18 months, an equivalent cash payment is made, with a tax gross-up on such amounts. For each of the other named executive officers, medical and dental benefits are provided under the CIC Severance Plan or the Severance Plan, which both provide for 12 months of continuing coverage, and if the executive's severance period is greater than 12 months, the executive will be entitled to a cash payment equal to the projected value of the employer portion of premiums during the severance period in excess of 12 months. Not included is the value of the executive disability insurance program that provides salary continuation of an additional $25,000 ($75,000 for Mr. Breen) above the $15,000 monthly benefit provided by our broad-based disability plan.

(3) Amounts represent the intrinsic value of unvested Tyco equity awards and stock options that would vest upon a triggering event. For Mr. Breen, the amounts in columns (b), (c) and (e) include a tax gross-up payment to the State of New York of $69,834, and the amount in column (g) includes such a payment of $50,632. Mr. Breen agreed to waive the New York State tax gross-up payments for compensation that is awarded to him after January 1, 2009.

(4) Amounts in columns (b) and (c) represent the incremental difference in the benefit received due to a change in control. Under Mr. Breen's amended employment agreement, if Mr. Breen voluntarily terminates employment without Good Reason, or his employment is terminated for Cause prior to age 60, benefits deemed earned under the Supplemental Executive Retirement Plan will be subject to a reduction of 0.25% for each month or partial month the termination date is prior to age 60. The amount shown in column (b) does not reflect any reduction in benefits related to an election to receive payments earlier than age 60.

(5) Amounts represent the life insurance benefit for each of the named executive officers upon the death of the executive.

(6) In the event of a change in control, Mr. Breen's employment agreement provides for a full gross-up of any federal excise tax that might be due under Section 4999 of the Internal Revenue Code. No other named executive is eligible for this benefit.

(7) For Messrs. Coughlin and Evard, who are retirement eligible based upon age and service, the value of certain equity awards that would immediately become deliverable upon retirement are not included because these awards are no longer subject to a significant vesting requirement.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires Tyco's officers and Directors and persons who beneficially own more than ten percent of Tyco's common shares to file reports of ownership and changes in ownership of such common shares with the SEC and NYSE. These persons are required by SEC regulations to furnish Tyco with copies of all Section 16(a) forms they file. As a matter of practice, Tyco's administrative staff assists Tyco's officers and Directors in preparing initial reports of ownership and reports of changes in ownership and files those reports on their behalf. Based on Tyco's review of the copies of such forms it has received, as well as information provided and representations made by the reporting persons, Tyco believes that all of its officers, Directors and beneficial owners of more than ten percent of its common shares complied with Section 16(a) during Tyco's fiscal year ended September 25, 2009, with the following exception—due to an administrative oversight the withholding of shares for payment of taxes upon the vesting of restricted stock units, which occurred on September 30, 2008 for Messrs. Arditte, Breen, Coughlin, Davidson, Decker, Evard, Gursahaney and Stewart and Ms. Siegel, was not reported until October 24, 2008.

AUDIT COMMITTEE REPORT

The Audit Committee of the Board is composed of three Directors, each of whom the Board has determined meets the independence and experience requirements of the NYSE and the SEC. The Audit Committee operates under a charter approved by the Board, which is posted on our website. As more fully described in its charter, the Audit Committee oversees Tyco's financial reporting process on behalf of the Board. Management has the primary responsibility for the financial statements and the reporting process. Management assures that the Company develops and maintains adequate financial controls and procedures, and monitors compliance with these processes. Tyco's independent auditors are responsible for performing an audit in accordance with auditing standards generally accepted in the United States to obtain reasonable assurance that Tyco's consolidated financial statements are free from material misstatement and expressing an opinion on the conformity of the financial statements with accounting principles generally accepted in the United States. The internal auditors are responsible to the Audit Committee and the Board for testing the integrity of the financial accounting and reporting control systems and such other matters as the Audit Committee and Board determine.

In this context, the Audit Committee has reviewed the U.S. GAAP consolidated financial statements and Swiss statutory financial statements for the fiscal year ended September 25, 2009, and has met and held discussions with management, the internal auditors and the independent auditors concerning these financial statements, as well as the report of management and the report of the independent registered public accounting firm regarding the Company's internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. Management represented to the Committee that Tyco's U.S. GAAP consolidated financial statements were prepared in accordance with U.S. GAAP and the Swiss statutory financial statements comply with Swiss law and Tyco's Articles of Association. In addition, The Committee has discussed with the independent auditors the auditors' independence from Tyco and its management as required under Public Company Accounting Oversight Board Rule 3526, Communication with Audit Committees Concerning Independence, and the matters required to be discussed by Public Company Accounting Oversight Board Auditing Standard AU Section 380 (Communication with Audit Committees) and Rule 2-07 of SEC Regulation S-X.

In addition, the Audit Committee has received the written disclosures and the letter from the independent auditor required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent auditor's communications with the Audit Committee concerning independence. The Audit Committee has also received an unqualified opinion from Deloitte AG that the Swiss statutory financial statements for the period ended September 25, 2009 comply with Swiss law and the Company's Articles of Association. Based upon the Committee's review and discussions referred to above, the Committee recommended that the Board include Tyco's audited consolidated financial statements in Tyco's Annual Report on Form 10-K for the fiscal year ended September 25, 2009 filed with the Securities and Exchange Commission and that such report, together with the audited statutory financial statements of Tyco International Ltd. be included in Tyco's annual report to shareholders for the fiscal year ended September 25, 2009.

Submitted by the Audit Committee,

Jerome B. York, Chair
Brendan R. O'Neill
William S. Stavropoulos

OTHER MATTERS

Costs of Solicitation

The cost of solicitation of proxies will be paid by Tyco. Tyco has engaged MacKenzie Partners, Inc. as the proxy solicitor for the Annual General Meeting for an approximate fee of $9,500. In addition to the use of the mails, certain Directors, officers or employees of Tyco may solicit proxies by telephone or personal contact. Upon request, Tyco will reimburse brokers, dealers, banks and trustees or their nominees for reasonable expenses incurred by them in forwarding proxy materials to beneficial owners of common shares.

Registered and Principal Executive Offices

The registered and principal executive offices of Tyco are located at Freier Platz 10, 8200 Schaffhausen, Switzerland. The telephone number there is +41 52 633 02 44.

Shareholder Proposals for the 2011 Annual General Meeting

In accordance with the rules established by the SEC, as well as under the provisions of Tyco's Articles of Association, any shareholder proposal submitted pursuant to Rule 14a-8 under the Securities Exchange Act of 1934 (the "Exchange Act") intended for inclusion in the Proxy Statement for next year's annual general meeting of shareholders must be received by Tyco no later than September 24, 2010. Such proposals should be sent to Tyco's Secretary at our registered address, Freier Platz 10, 8200 Schaffhausen, Switzerland. To be included in the Proxy Statement, the proposal must comply with the requirements as to form and substance established by the SEC and our Articles of Association, and must be a proper subject for shareholder action under Swiss law.

A shareholder may otherwise propose business for consideration or nominate persons for election to the Board in compliance with U.S. federal proxy rules, Swiss law and other legal requirements, without seeking to have the proposal included in Tyco's proxy statement pursuant to Rule 14a-8 under the Exchange Act. Under Rule 14a-4 under the Exchange Act, proxies may be voted on matters properly brought before a meeting under these procedures in the discretion of the Chairman without additional proxy statement disclosure about the matter unless Tyco is notified about the matter at least 45 days before the first anniversary of the date on which this proxy statement is first mailed to shareholders and the proponents otherwise satisfy the requirements of Rule 14a-4. The deadline under Rule 14a-4 for next year's meeting is December 8, 2010.

New proposals or motions with regard to existing agenda items are not subject to such restrictions and can be made at the meeting by each shareholder attending or represented.

United States Securities and Exchange Commission Reports

Copies of our Annual Report on Form 10-K for the fiscal year ended September 25, 2009, as filed with the SEC (without exhibits), are available to shareholders free of charge on our website at *www.tyco.com* or by writing to Attn: Tyco Shareholder Services, Tyco International Ltd, Freier Platz 10, CH-8200 Schaffhausen, Switzerland.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended September 25, 2009

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

001-13836
(Commission File Number)

TYCO INTERNATIONAL LTD.
(Exact name of registrant as specified in its charter)

Switzerland	**98-0390500**
(Jurisdiction of Incorporation)	(IRS Employer Identification No.)

Freier Platz 10, CH-8200 Schaffhausen, Switzerland
(Address of registrant's principal executive office)

41-52-633-02-44
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Name of each exchange on which registered**
Common Shares, Par Value CHF 8.07	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III or this Form 10-K or any amendment to this Form 10-K ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act (check one):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of voting common shares held by non-affiliates of the registrant as of March 27, 2009 was approximately $9,230,189,013.

The number of common shares outstanding as of November 6, 2009 was 474,672,165.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's proxy statement filed within 120 days of the close of the registrant's fiscal year in connection with the registrant's 2010 annual general meeting of shareholders are incorporated by reference into Part III of this Form 10-K.

See pages 72 to 76 for the exhibit index.

TABLE OF CONTENTS

		Page
Part I		
Item 1.	Business	1
Item 1A.	Risk Factors	10
Item 1B.	Unresolved Staff Comments	22
Item 2.	Properties	22
Item 3.	Legal Proceedings	23
Item 4.	Submission of Matters to a Vote of Security Holders	27
Part II		
Item 5.	Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities	28
Item 6.	Selected Financial Data	33
Item 7.	Management's Discussion and Analysis of Financial Condition and Results of Operations	35
Item 7A.	Quantitative and Qualitative Disclosures About Market Risk	66
Item 8.	Financial Statements and Supplementary Data	68
Item 9.	Changes in and Disagreements with Accountants on Accounting and Financial Disclosure	69
Item 9A.	Controls and Procedures	69
Item 9B.	Other Information	70
Part III		
Item 10.	Directors, Executive Officers and Corporate Governance	71
Item 11.	Executive Compensation	71
Item 12.	Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters	71
Item 13.	Certain Relationships and Related Transactions, and Director Independence	71
Item 14.	Principal Accountant Fees and Services	71
Part IV		
Item 15.	Exhibits and Financial Statement Schedule	72
Signatures		77
Index to Consolidated Financial Statements		79

PART I

Item 1. Business

General

Tyco International Ltd. (hereinafter referred to as "we," the "Company" or "Tyco") is a diversified, global company that provides products and services to customers in various countries throughout the world. Tyco is a leading provider of security products and services, fire protection and detection products and services, valves and controls and other industrial products. We operate and report financial and operating information in the following five segments:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems for residential, commercial, education, governmental and industrial customers.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the oil, gas and other energy markets along with general process industries and the water and wastewater markets.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems for commercial, industrial and governmental customers.
- *Electrical and Metal Products* designs, manufactures and sells galvanized steel tubing, armored wire and cable and other metal products for non-residential construction, electrical, fire and safety and mechanical customers.
- *Safety Products* designs, manufactures and sells fire suppression, electronic, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

Net revenue by segment for 2009 is as follows ($ in billions):

	Net Revenue	Percent of Total Net Revenue	Key Brands
ADT Worldwide	$ 7.0	41%	*ADT, Sensormatic*
Flow Control	3.8	22	*Keystone, Vanessa*
Fire Protection Services	3.4	20	*SimplexGrinnell, Wormald*
Electrical and Metal Products	1.4	8	*Allied Tube & Conduit, AFC Cable Systems*
Safety Products	1.6	9	*Scott, Protector, Ansul, Grinnell, Software House, American Dynamics, DSC and Bentel*
	$17.2	100%	

Unless otherwise indicated, references in this Annual Report to 2009, 2008 and 2007 are to Tyco's fiscal years ended September 25, 2009, September 26, 2008 and September 28, 2007, respectively.

History and Development

Tyco International Ltd.

Tyco International Ltd. is a Company organized under the laws of Switzerland. The Company was created as a result of the July 1997 acquisition of Tyco International Ltd., a Massachusetts corporation, by ADT Limited, a public company organized under the laws of Bermuda, at which time ADT Limited changed its name to Tyco International Ltd. Effective March 17, 2009, following shareholder and Board of Director approval on March 12, 2009, the Company ceased to exist as a Bermuda corporation and continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile"). Effective June 29, 2007, Tyco International Ltd. completed the spin-offs of Covidien and Tyco Electronics, formerly our Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "Separation") in the form of a distribution to Tyco shareholders. As a result of the Separation, the operations of Tyco's former Healthcare and Electronics businesses have been classified as discontinued operations in all periods prior to the Separation.

Tyco's registered and principal office is located at Freier Platz 10, CH-8200 Schaffhausen, Switzerland. Its management office in the United States is located at 9 Roszel Road, Princeton, New Jersey 08540.

Segments

See Note 20 to the Consolidated Financial Statements for certain segment and geographic financial data relating to our business.

ADT Worldwide

Our ADT Worldwide segment designs, sells, installs, services and monitors electronic security systems for residential, commercial, education, governmental and industrial customers around the world. We are one of the world's largest providers of electronic security systems and services. We have a significant market presence in North and South America, Europe and the Asia-Pacific region. With 2009 net revenue of $7.0 billion, our ADT Worldwide segment comprises 41% of our consolidated net revenue. In 2008 and 2007, net revenue totaled $7.7 billion, or 39%, of our consolidated net revenue and $7.3 billion, or 40%, of our consolidated net revenue, respectively.

Services and Products

ADT Worldwide supplies and installs electronic security systems to the residential, commercial, education, governmental and industrial markets. We also provide electronic security services, including monitoring of burglar alarms, fire alarms and other life safety conditions as well as maintenance of electronic security systems. A significant portion of the components used in our electronic security systems are manufactured by our Safety Products segment.

Our electronic security systems business involves the installation and use of security systems designed to detect intrusion, control access and react to movement, fire, smoke, flooding, environmental conditions, industrial processes and other hazards. These electronic security systems include detection devices that are usually connected to a monitoring center that receives and records alarm signals and highly skilled security monitoring specialists that verify alarm conditions and initiate a range of response scenarios. For most systems, control panels identify the nature of the alarm and the areas where a sensor was triggered. Our other solutions include: access control systems for sensitive areas such as offices or banks; video surveillance systems designed to deter theft and fraud and help protect employees and customers; and asset protection and security management systems designed to monitor and protect physical assets as well as proprietary electronic data. Our offerings also include anti-theft systems utilizing acousto magnetic and radio frequency identification ("RFID") tags and labels in the retail industry. Many of the world's leading retailers use our Sensormatic ® anti-theft systems to help protect against shoplifting and employee theft.

Purchasers of our intrusion systems typically contract for ongoing security system monitoring and maintenance at the time of initial equipment installation. Systems installed at customers' premises may be either owned by ADT Worldwide or by our customers. Monitoring center personnel may respond to alarms by relaying appropriate information to local fire or police departments, notifying the customer or taking other appropriate action. In certain markets, ADT Worldwide directly provides the alarm response services with highly trained and professionally equipped employees. In some instances, alarm systems are connected directly to local fire or police departments.

Many of our residential customers may purchase security systems as a result of prompting by their insurance carriers, which may offer lower insurance premium rates if a security system is installed or require that a system be installed as a condition of coverage.

Customers

ADT Worldwide sells to residential, commercial, educational, governmental and industrial customers. Our residential customers typically include owners of single-family homes or renters in multi-family apartment complexes. Our commercial customers include, among others, retail businesses, financial institutions, commercial/industrial facilities and health care facilities. Our government customers include federal, state and local governments, defense installations, schools and mass transportation providers. In addition to advertising, direct mailings and the internet, we market our electronic security systems and services to these customers through a direct sales force and, with respect to certain residential customers, through an authorized dealer network. A separate sales force services large commercial and governmental customers and focuses on key vertical markets such as retail and banking.

Competition

The electronic security services business is highly competitive and fragmented with a number of major firms and thousands of smaller regional and local companies. Competition is based primarily on price in relation to quality of service. Rather than compete purely on price, we emphasize the quality of our electronic security service, the reputation of our brands and our knowledge of our customers' security needs. For large commercial, educational, governmental and industrial customers the comprehensive national and/or global coverage offered by ADT Worldwide can also provide a competitive advantage. We also have significantly expanded our systems integration capabilities, which allow ADT Worldwide to offer comprehensive solutions to customers that fully integrate security and fire offerings into comprehensive IT networks, business operations and management tools, and process automation and control systems.

Flow Control

Our Flow Control segment designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the oil, gas and other energy markets along with general process industries and the water and wastewater markets. We believe we are the world's leading manufacturer of flow control products. With 2009 net revenue of $3.8 billion, our Flow Control segment comprises 22% of our consolidated net revenue. In 2008 and 2007, net revenue totaled $4.4 billion, or 22%, of our consolidated net revenue and $3.8 billion, or 20%, of our consolidated net revenue, respectively. Flow Control is a global company with 40% of its sales in Europe, Middle East and Africa ("EMEA"), 26% from the Americas, 19% from the Pacific region and 15% from Asia.

Services and Products

Flow Control designs and manufactures a wide variety of valves, actuators, controls, pipes, fittings and heat tracing products. Valve products include a broad range of industrial valves, including on-off valves, safety relief valves and other specialty valves. Actuation products include pneumatic, hydraulic and electric actuators. Control products include limit switches, solenoid valves, valve positioners, network systems and accessories. For the water market, Flow Control offers a wide variety of pipes, valves, hydrants, house connections and fittings for water transmission and distribution applications. Flow Control is also a global provider of heat tracing services and products. In addition to these core products, Flow Control makes a variety of specialty products for environmental (emissions monitoring, water flow and quality monitoring, dust filter cleaning systems), instrumentation (manifolds, enclosures, isolation valves) and other applications. We manufacture these products in facilities located throughout the world.

Flow Control products are used in many applications including power generation, chemical, petrochemical, oil and gas, water distribution, wastewater, pulp and paper, commercial irrigation, mining, food and beverage, plumbing and HVAC. Flow Control also provides engineering, design, inspection, maintenance and repair services for its valves and related products.

Flow Control products are sold under many trade names, including *Anderson Greenwood, Biffi, Crosby, Keystone, KTM, Raychem, Sempell, Tracer* and *Vanessa.* Flow Control sells its services and products in most geographic regions directly through its internal sales force and in some cases through a network of independent distributors and manufacturers' representatives.

Customers

Flow Control's customers include businesses engaged in a wide range of industries, including power generation, chemical and petrochemical, pharmaceutical, oil production and refining, gas, water, food and beverage, marine and shipbuilding and related process industries. Customers include end users as well as engineering, procurement and construction companies, contractors, original equipment manufacturers ("OEM") and distributors. Flow Control operates an extensive network of sales, service and distribution centers to serve our wide range of global customers.

Competition

The flow control industry is highly fragmented, consisting of many local and regional companies and a few global competitors. We compete against a number of international, national and local manufacturers of industrial valves as well as against specialized manufacturers on the basis of product capability, product quality, breadth of product line, delivery and price. Our major competitors vary by region.

Fire Protection Services

Our Fire Protection Services segment designs, sells, installs and services fire detection and fire suppression systems for commercial enterprises, governmental entities, airports, commercial shipping companies, fire departments, transportation systems, healthcare owners, petrochemical facilities and homeowners. We believe we are one of the largest providers of these systems and services. With 2009 net revenue of $3.4 billion, our Fire Protection Services segment comprises 20% of our consolidated net revenue. In 2008 and 2007, net revenue totaled $3.9 billion, or 19%, of our consolidated net revenue and $3.7 billion, or 20%, of our consolidated net revenue, respectively.

Services and Products

Fire Protection Services designs, sells, installs and services fire alarm and fire detection systems, automatic fire sprinkler systems and special hazard suppression systems. Fire Protection Services operates under various leading trade names, including *SimplexGrinnell, Wormald, Mather & Platt, Dong Bang, Zettler* and *Tyco.* A significant portion of the components used in our fire detection and fire suppression systems are manufactured by our Safety Products segment.

Fire Protection Services offers a wide range of fire alarm and fire detection systems. These alarm and detection systems include fire alarm control panels, advanced fire alarm monitoring systems, smoke, heat and carbon monoxide detectors, voice evacuation systems and emergency lighting systems. Fire Protection Services also offers a wide range of fire suppression systems, the majority which are water-based sprinkler systems. In addition, Fire Protection Services provides custom designed special hazard suppression systems, which incorporate specialized extinguishing agents such as foams, dry chemicals and gases, in addition to spill control products designed to absorb, neutralize and solidify spills of hazardous materials. These systems are often especially suited to fire suppression in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, data processing, telecommunications, commercial food preparation, mining and marine applications.

Fire Protection Services installs fire detection and fire suppression systems in both new and existing buildings. These systems typically are purchased by owners, construction engineers and electrical contractors as well as mechanical or general contractors. In recent years, retrofitting of existing buildings has grown as a result of legislation mandating the installation of fire detection and fire suppression systems, especially in hotels, healthcare facilities and educational establishments. In addition, in September 2008, the International Residential Code Council, a non-profit association that develops model code documents that are the predominant building and fire safety regulations adopted by jurisdictions in the United States, adopted proposals to amend the 2009 International Residential Code to require sprinkler systems in new one and two family dwellings effective in January 2011. This national code must now be adopted by each state / fire district and be incorporated into the local building codes in order to be applied to any new homes being built in that area. The timing of adoption will vary by state / district. Fire Protection Services also continues to focus on system maintenance and inspection, which have become increasingly significant parts of its business.

Customers

Fire Protection Services' customers include commercial enterprises, governmental entities, airports, commercial shipping companies, fire departments, transportation systems, healthcare facility owners, petrochemical facilities and homeowners. We market our fire detection and fire suppression systems to the majority of these customers through a direct sales force.

Competition

Competition in the fire detection and fire suppression business varies by region. In North America, we compete with hundreds of smaller contractors on a regional or local basis for the installation of fire detection and fire suppression systems. In Europe, we compete with many regional or local contractors on a country-by-country basis. In Asia, Australia and New Zealand, we compete with a few large fire detection and fire suppression contractors, as well as with many smaller regional and local companies. We compete for fire detection and fire suppression systems contracts primarily on the basis of service, quality and price.

Electrical and Metal Products

Our Electrical and Metal Products segment designs, manufactures and sells galvanized steel tubing and pipe products, pre-wired armored electrical cables, electrical support systems and metal framing systems for trade contractors in the construction and modernization of non-residential structures such as commercial office buildings, institutional facilities, manufacturing plants and warehouses, shopping centers and multi-family dwellings. In North America, our Allied Tube & Conduit business is a leading manufacturer of electrical steel conduit and our AFC Cable Systems division is a leading manufacturer of steel and aluminum pre-wired electrical cable. Electrical and Metal Products also manufactures and sells cable tray systems, steel tubes, tiles, plates and other specialty formed steel products in South America, Asia Pacific and EMEA. With 2009 net revenue of $1.4 billion, our Electrical and Metal Products segment comprises 8% of our consolidated net revenue. In 2008 and 2007, net revenue totaled $2.3 billion, or 11%, of our consolidated net revenue and $2.0 billion, or 11%, of our consolidated net revenue, respectively.

The market prices of key raw materials such as steel and copper have a significant impact on the segment's operating results. In particular, we monitor the difference between what the Company paid for these raw materials and the selling price charged to customers for the range of value-add products manufactured from these raw materials. As a result, this segment maintains diligent focus on raw material purchases, manufacturing processes, pricing and sales strategies.

Services and Products

Electrical and Metal Products designs and manufactures galvanized steel tubing and pipe products that include electrical conduit, fire sprinkler pipe, light gauge steel tube and fence pipe. These steel tube and pipe products are sold under the brand names *Allied Tube & Conduit* and *Tectron Tube*. In addition, we manufacture various electrical support system products including strut channel, metal framing, cable tray systems and associated fittings, sold under brand names *Unistrut, PowerStrut, TJ Cope* and *Acroba.*

Electrical and Metal Products also design and manufacture pre-wired armored and metal-clad electrical cable, flexible and non-metallic conduit, PVC and HDPE cable protection products, as well as other fire stop products. These offerings are sold under the brand names *AFC Cable Systems, Eastern Wire and Conduit* and *Kaf-Tech.*

Customers

The majority of the products manufactured by Electrical and Metal Products are used by trade contractors in the construction and modernization of non-residential structures such as commercial office buildings, institutional facilities, manufacturing plants and warehouses, shopping centers and multi-family dwellings. Nearly 95% of these products are sold through wholesale distribution to trade contractors; the remaining 5% are sold to smaller contractors and homeowners through big-box home improvement retailers. Distribution-based sales account for 75% of the total revenue for Electrical and Metal Products segment.

The other major customer segment, representing approximately 25% of revenue, is the OEM market. The steel tubes supplied by Electrical and Metal Products are ultimately used as a component for OEM products in commercial or industrial end markets. Steel tubular products are sold direct to OEMs or through metals distributors.

Competition

The market for electrical conduit and wiring and supports, fire protection and security products and steel tubing includes a broad range of competitors. Our principal competitors range from national manufacturers to smaller regional players. Our customers purchase from us because of the product availability, breadth of product line and the premium quality of products.

Safety Products

Our Safety Products segment designs, manufactures and sells fire suppression, electronic, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services. With 2009 net revenue of $1.6 billion, our Safety Products segment comprises 9% of our consolidated net revenue. In 2008 and 2007, net revenue totaled $1.9 billion, or 9%, of our consolidated net revenue and $1.7 billion, or 9%, of our consolidated net revenue, respectively.

Services and Products

Safety Products manufactures fire suppression products, including water sprinkler systems, portable fire extinguishers, commercial suppression systems for special hazards including gas, powder and foam agents, forestry and hose products used to fight wildfires, and fire-fighting foam and related delivery devices. Safety Products also manufactures life safety products, including self-contained breathing apparatus designed for firefighter, industrial and military use, supplied air respirators, air-purifying respirators, thermal imaging cameras, gas detection equipment and gas masks. Safety Products' breathing apparatus are used by the military forces of several countries and many U.S. firefighters rely on the *Scott Air-Pak* brand of self-contained breathing apparatus.

Safety Products designs and manufactures electronic security products, including integrated video surveillance and access control systems to enable businesses to manage their security and enhance business performance. Its global access control solutions include: integrated security management systems for enterprise applications, access control solutions for mid-size applications, alarm management panels, door controllers, readers, keypads and cards. Its global video system solutions include: digital video management systems, matrix switchers and controllers, digital multiplexers, programmable cameras, monitors and liquid crystal displays. Its intrusion security products provide advanced security products for homes and businesses ranging from burglar alarms to a full range of security systems including alarm control panels, keypads, sensors and central station receiving equipment used in security monitoring centers.

Safety Products also manufactures a number of products for ADT Worldwide and Fire Protection Services for incorporation into their electronic security systems and fire detection and fire suppression systems. These products include a wide range of our fire detection and fire suppression products, security video and access control products, electronic article surveillance and intrusion products.

Customers

In addition to our ADT Worldwide and Fire Protection Services segments, Safety Products sells its products primarily through indirect distribution channels around the world. These business partners sell to customers including contractors that install fire suppression, security and theft protection systems. Some of our partners are integrators and install the products themselves; others act as dealers and sell to smaller fire and security contractors. Our end customers for our breathing apparatus include fire departments, municipal and state governments and military forces as well as major companies in the Industrial sector. Customers for our fire sprinkler products include distributors, commercial builders and contractors. Residential builders, contractors and developers are emerging customers for our sprinkler products given changing regulatory dynamics. In addition, in September 2008, the International Residential Code Council, a non-profit association that develops model code documents that are the predominant building and fire safety regulations adopted by jurisdictions in the United States, adopted proposals to amend the 2009 International Residential Code to require sprinkler systems in new one and two family dwellings effective in January 2011. This national code must now be adopted by each state / fire district and be incorporated into the local building codes in order to be applied to any new homes being built in that area. The timing of adoption will vary by state / district.

Our Safety Products businesses utilize a worldwide network of sales offices and operate globally under various trade names, including *Scott, Protector, Ansul, Grinnell, Software House, American Dynamics, DSC* and *Bentel.*

Competition

Competition for the manufacture and sale of our products is based on specialized product capacity, breadth of product line, price, training and support and delivery. The principal competitors are specialty products manufacturing companies based in the United States, with other smaller competitors in Europe and Asia.

Backlog

See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations for information relating to our backlog.

Intellectual Property

Patents, trademarks, copyrights and other proprietary rights are important to our business. We also rely upon trade secrets, manufacturing know-how, continuing technological innovations and licensing opportunities to maintain and improve our competitive position. We review third-party proprietary rights, including trademarks, patents and patent applications, in an effort to develop an effective intellectual property strategy, avoid infringement of third-party proprietary rights, identify licensing opportunities and monitor the intellectual property claims of others.

We own a portfolio of patents that principally relates to: electronic security systems; fire detection systems; fire suppression systems; fire extinguishers and related products; integrated systems for surveillance and control of public transportation and other public works; fire protection sprinklers and related systems and products; structural and electrical tubing and conduit; building structural members, panels and related fixtures; concrete reinforcing products; fire-rated and armored electrical cabling; heat tracing and floor heating systems; security wire and fencing; and flow control products, including valves, actuators and controllers and airflow control and sensing products. We also own a portfolio of trademarks and are a licensee of various patents and trademarks. Patents for individual products extend for varying periods according to the date of patent filing or grant and the legal term of patents in the various countries where patent protection is obtained. Trademark rights may potentially extend for longer periods of time and are dependent upon national laws and use of the marks.

While we consider our patents to be valuable assets, we do not believe that our overall competitive position is dependent on patent protection or that our overall operations are dependent upon any single patent or group of related patents.

Research and Development

We are engaged in research and development in an effort to introduce new products, to enhance the effectiveness, ease of use, safety and reliability of our existing products and to expand the applications for which the uses of our products are appropriate. We continually evaluate developing technologies in areas that we believe will enhance our business for possible investment. Our research and development expense was $118 million in 2009, $127 million in 2008 and $120 million in 2007.

Raw and Other Purchased Materials

We are a large buyer of metals and other commodities, including gasoline. Certain of the components used in the Fire Protection Services business, principally certain valves and fittings, are purchased for installation in fire protection systems or for distribution. Materials are purchased from a large number of independent sources around the world. There have been no shortages in materials that have had a material adverse effect on our businesses. However, significant changes in certain raw material costs have had, and may in the future have, an adverse impact on costs and operating margins. In particular, our Electrical and Metal Products segment is significantly affected by volatility in the price of steel and copper, with operating margins generally contracting in a declining price environment and expanding when prices of these commodities are rising. We enter into long-term supply contracts, using fixed or variable pricing to manage our exposure to potential supply disruptions.

Governmental Regulation and Supervision

Our operations are subject to numerous federal, state and local consumer protection, licensing and other laws and regulations, both within and outside the United States. For example, most U.S. states in which we operate have licensing laws directed specifically toward the alarm and fire suppression industries. Our ADT Worldwide business currently relies primarily upon the use of wireline telephone service to communicate signals, and wireline telephone companies in the United States are regulated by both the federal and state governments. Another example is our Flow Control business, which is subject to strict regulations governing the import and export of goods and technologies across international borders, particularly with respect to "dual use" products, which are products that may have both civil and military use. In addition, government regulation of fire safety codes can impact our Fire Protection Services business. These and other laws and regulations impact the manner in which we conduct our business, and changes in legislation or government policies can affect our worldwide operations, both positively and negatively. For a more detailed description of the various laws and regulations that affect our business, see Item 1A. Risk Factors—Risks Related to Legal, Regulatory and Compliance Matters and Item 3. Legal Proceedings.

Environmental Matters

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things, the generation, storage, use and transportation of hazardous materials; emissions or discharges of substances into the environment; and the health and safety of our employees.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances or pursuant to indemnifications provided by us in connection with asset disposals. We have received notification from the U.S. Environmental Protection Agency and from state environmental agencies that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations.

Given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods, the ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict. Based upon our experience, current information regarding known contingencies and applicable laws, we concluded that it is probable that we would incur remedial costs in the range of approximately $31 million to $85 million. As of September 25, 2009, we concluded that the best estimate within this range is approximately $40 million, of which $12 million is included in accrued and other current liabilities and $28 million is included in other liabilities in the Consolidated Balance Sheet. In view of our financial position and reserves for environmental matters, we believe that any potential payment of such estimated amounts will not have a material adverse effect on our financial position, results of operations or cash flows.

Employees

As of September 25, 2009, we employed approximately 106,000 people worldwide, of which approximately 38,000 are employed in the United States and 68,000 are outside the United States. Approximately 31,000 employees are covered by collective bargaining agreements or works councils and we believe that our relations with the labor unions are generally good.

Available Information

Tyco is required to file annual, quarterly and special reports, proxy statements and other information with the SEC. Investors may read and copy any document that Tyco files, including this Annual Report on Form 10-K, at the SEC's Public Reference Room at 100 F Street, N.E., Room 1580, Washington, DC 20549. Investors may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet site at *http://www.sec.gov* that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC, from which investors can electronically access Tyco's SEC filings.

Our Internet website is *www.tyco.com*. We make available free of charge on or through our website our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, reports filed pursuant to Section 16 and any amendments to those reports filed or furnished pursuant to section 13(a) or 15(d) of the exchange act as soon as reasonably practicable after we electronically file or furnish such materials to the Securities and Exchange Commission. As a result of the Change of Domicile, Tyco is required to prepare Swiss statutory financial statements, including Swiss consolidated financial statements, on an annual basis. A copy of the Swiss statutory financial statements will be distributed along with our annual report to shareholders, and all of the aforementioned reports will be made available to our shareholders upon their request. In addition, we have posted the charters for our Audit Committee, Compensation and Human Resources Committee, and Nominating and Governance Committee, as well as our Board Governance Principles and Guide to Ethical Conduct, on our website under the heading "Corporate Citizenship—Governance." The annual report to shareholders, charters and principles are not incorporated in this report by reference. We will also provide a copy of these documents free of charge to shareholders upon request.

Item 1A. Risk Factors

You should carefully consider the risks described below before investing in our publicly traded securities. The risks described below are not the only ones facing us. Our business is also subject to the risks that affect many other companies, such as competition, technological obsolescence, labor relations, general economic conditions, geopolitical events, climate change and international operations. Additional risks not currently known to us or that we currently believe are immaterial also may impair our business operations and our liquidity.

Risks Relating to Our Businesses

General economic and cyclical industry conditions may adversely affect our financial condition, results of operations or cash flows.

Our operating results have been and may in the future be adversely affected by general economic conditions and the cyclical pattern of certain industries in which we operate. For example, demand for our services and products is significantly affected by the level of commercial construction, the amount of discretionary consumer and business spending, and the performance of the housing market, each of which historically has displayed significant cyclicality. Recent economic weakness has adversely affected our businesses. For example, weakness in the North American and European non-residential construction markets have adversely impacted the system installation and service portion of our ADT Worldwide business, and weak global economic conditions have also adversely impacted our Flow Control business. Continued weakness in the U.S. or global economies, or in the industries in which we operate, could have a material negative impact on our financial condition, results of operations or cash flows.

We face intense competition in each of our businesses, and competitive challenges from lower cost manufacturers. If we cannot successfully compete in an increasingly global market-place, our operating results may be adversely affected.

We operate in competitive domestic and international markets and compete with many highly competitive manufacturers and service providers, both domestically and on a global basis. Our manufacturing businesses face competition from lower cost manufacturers in Asia and elsewhere and our service businesses face competition from alternative service providers around the world. Key components of our competitive position are our ability to adapt to changing competitive environments and to manage expenses successfully. This requires continuous management focus on reducing costs, maintaining our competitive position and improving efficiency through cost controls, productivity enhancements and regular appraisal of our asset portfolio. If we are unable to achieve appropriate levels of scalability or cost-effectiveness, or if we are otherwise unable to manage and react to changes in the global marketplace, our operating results may be adversely affected.

Our future growth is largely dependent upon our ability to develop or acquire new technologies that achieve market acceptance with acceptable margins.

Our businesses operate in global markets that are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future growth rate depends upon a number of factors, including our ability to: identify emerging technological trends in our target end-markets; develop, acquire and maintain competitive products and services; enhance our products and services by adding innovative features that differentiate our products and services from those of our competitors; and develop or acquire, manufacture and bring products and services to market quickly and cost-effectively. Our ability to develop or acquire new products and services based on technological innovation can affect our competitive position and requires the investment of significant resources. These acquisitions and development efforts divert resources from other potential investments in our businesses, and they may not lead to the development of new technologies, products or services on a timely basis or that meet the needs of our customers as fully as competitive offerings. In addition, the markets for our products and services may not develop or grow as we anticipate. As a result, the failure of our technology, products or services to gain market acceptance or their obsolescence could significantly reduce our revenues, increase our operating costs or otherwise adversely affect our financial condition, results of operations or cash flows.

Our ADT business may experience higher rates of customer attrition, which may reduce our future revenue and cause us to change the estimated useful lives of assets related to our security monitoring customers, increasing our depreciation and amortization expense.

Attrition rates for customers in our ADT Worldwide business increased over the prior year to an average of 13.4% on a trailing 12-month basis for 2009, as compared to 12.9% for 2008, and 12.3% in 2007. Although rates have not increased significantly in the last fiscal year, if attrition rates continue to trend upward, ADT's recurring revenue and results of operations may be adversely affected. The risk is more pronounced in times of economic uncertainty. Tyco amortizes the costs of ADT's contracts and related customer relationships purchased through the ADT dealer program based on the estimated life of the customer relationships. Internally generated residential and commercial pools are similarly depreciated. If attrition rates were to rise, Tyco may be required to accelerate the depreciation and amortization of subscriber system assets and intangible assets, which could cause a material adverse effect on our financial condition or results of operations.

We have significant operations outside of the United States, which are subject to political, economic and other risks inherent in operating outside of the United States.

We have significant operations outside of the United States. We generated 52% of our net revenue outside of the United States in 2009. We expect net revenue generated outside of the United States to continue to represent a significant portion of total net revenue. Business operations outside of the United States are subject to political, economic and other risks inherent in operating in certain countries, such as:

- the difficulty of enforcing agreements, collecting receivables and protecting assets through non-U.S. legal systems;
- trade protection measures and import or export licensing requirements;
- difficulty in staffing and managing widespread operations and the application of certain labor regulations outside of the United States;
- compliance with a wide variety of non-U.S. laws and regulations;
- changes in the general political and economic conditions in the countries where we operate, particularly in emerging markets;
- the threat of nationalization and expropriation;
- increased costs and risks of doing business in a wide variety of jurisdictions;
- changes in enacted tax laws;
- limitations on repatriation of earnings; and
- fluctuations in equity and revenues due to changes in foreign currency exchange rates.

Changes in the political or economic environments in the countries in which we operate could have a material adverse effect on our financial condition, results of operations or cash flows.

Volatility in currency exchange rates, commodity prices and interest rates may adversely affect our financial condition, result of operations or cash flows.

We are exposed to a variety of market risks, including the effects of changes in currency exchange rates, commodity prices and interest rates. See Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Our net revenue derived from sales in non-U.S. markets for 2009 was 52% of our total net revenue, and we expect revenue from non-U.S. markets to continue to represent a significant portion of our total net revenue. Therefore, when the U.S. dollar strengthens in relation to the currencies of the foreign countries where we sell our products and services compared to prior periods, our U.S. dollar reported revenue and income will decrease, and vice-versa. Changes in the relative values of currencies occur regularly and in some instances, may have a significant effect on our results of operations. Our financial statements reflect translation of items denominated in non-U.S. currencies to U.S. dollars, our functional currency.

In addition, we are a large buyer of metals and other commodities, including fossil fuels for our manufacturing operations and our vehicle fleet, the prices of which have fluctuated significantly in recent years. Increases in the prices of some of these commodities could increase the costs of manufacturing our products and providing our services. We may not be able to pass on these costs to our customers or otherwise effectively manage price volatility and this could have a material adverse effect on our financial condition, results of operations or cash flows. Further, in a declining price environment, our operating margins may contract because we account for inventory using the first-in, first-out method. This is most pronounced in our Electrical and Metal Products segment, where declining copper and steel prices, along with volume declines, negatively affected our margins in 2009.

We monitor these exposures as an integral part of our overall risk management program. In some cases, we enter into hedge contracts to insulate our results of operations from these fluctuations. These hedges are subject to the risk that our counterparty may not perform. As a result, changes in currency exchange rates, commodity prices and interest rates may have a material adverse effect on our financial condition, results of operations or cash flows.

Divestitures of some of our businesses or product lines may materially adversely affect our financial condition, results of operations or cash flows.

We continue to evaluate the performance of all of our businesses and may sell businesses or product lines. Any divestiture could result in significant asset impairment charges, including those related to goodwill and other intangible assets, which could have a material adverse effect on our financial condition and results of operations. Divestitures could involve additional risks, including difficulties in the separation of operations, services, products and personnel, the diversion of management's attention from other business concerns, the disruption of our business, the potential loss of key employees and the retention of uncertain environmental or other contingent liabilities related to the divested business. We cannot assure you that we will be successful in managing these or any other significant risks that we encounter in divesting a business or product line.

Our business strategy includes acquiring companies and making investments that complement our existing businesses. These acquisitions and investments could be unsuccessful or consume significant resources, which could adversely affect our operating results.

Acquisitions and investments may involve significant cash expenditures, debt incurrence, operating losses and expenses that could have a material adverse effect on our financial condition and operating results. Acquisitions involve numerous other risks, including:

- diversion of management time and attention from daily operations;
- difficulties integrating acquired businesses, technologies and personnel into our business;
- inability to obtain required regulatory approvals and/or required financing on favorable terms;
- potential loss of key employees, key contractual relationships, or key customers of acquired companies or of us; and

• assumption of the liabilities and exposure to unforeseen liabilities of acquired companies.

It may be difficult for us to complete transactions quickly and to integrate acquired operations efficiently into our current business operations. Any acquisitions or investments may ultimately harm our business or financial condition, as such acquisitions may not be successful and may ultimately result in impairment charges.

If we cannot obtain sufficient quantities of materials, components and equipment required for our manufacturing activities at competitive prices and quality and on a timely basis, or if our manufacturing capacity does not meet demand, our financial condition, results of operations or cash flows may suffer.

We purchase materials, components and equipment from third-parties for use in our manufacturing operations. If we cannot obtain sufficient quantities of these items at competitive prices and quality and on a timely basis, we may not be able to produce sufficient quantities of product to satisfy market demand, product shipments may be delayed or our material or manufacturing costs may increase. In addition, because we cannot always immediately adapt our cost structures to changing market conditions, our manufacturing capacity may at times exceed or fall short of our production requirements. Any of these problems could result in the loss of customers, provide an opportunity for competing products to gain market acceptance and otherwise adversely affect our financial condition, results of operations or cash flows.

Failure to retain or attract qualified personnel could adversely affect our business.

The Company's culture and guiding principles focus on continuously training, motivating and developing employees, and in particular it strives to attract, motivate and retain qualified managers to handle the day-to-day operations of a highly diversified organization. If we fail to retain and attract qualified personnel, the Company's operations could be adversely affected. In addition, excessive turnover in personnel could cause manufacturing inefficiencies in certain of our businesses. The demand for experienced management in certain geographic areas also makes it difficult to retain qualified employees. High turnover could result in additional training and inefficiencies that could adversely impact the Company's operating results.

We have recently recognized substantial impairment charges and may be required to recognize additional impairment charges in the future.

Pursuant to accounting principles generally accepted in the United States, we are required to periodically assess our goodwill, intangibles and other long-lived assets to determine if they are impaired. Disruptions to our business, end market conditions and protracted economic weakness, unexpected significant declines in operating results of reporting units, divestitures and market capitalization declines may result in additional charges for goodwill and other asset impairments. During the quarter ended March 27, 2009, we recognized aggregate goodwill and intangible asset impairments of $2.7 billion, resulting primarily from a slowdown in the commercial markets including the retailer end market in certain of our businesses; a decline in sales volume at our Electrical and Metal Products segment; and downward revisions to forecasted results, restructuring actions and weaker industry outlooks. As a result, the Company recognized an aggregate goodwill impairment of $2.6 billion ($2.6 billion after-tax) at six of our reporting units and intangible asset impairments of $64 million ($40 million after-tax) related to franchise rights in our ADT Worldwide segment and a tradename in our Safety Products segment. The Company believes that our goodwill balance as of September 25, 2009 is recoverable. However, fair value determinations require considerable judgment and are sensitive to change. Additional impairments to one or more of our reporting units could occur in future periods whether or not connected to the annual impairment analysis. Future impairment charges could materially affect our reported earnings in the periods of such charges and could adversely affect our financial condition and results of operations.

Risks Related to Legal, Regulatory and Compliance Matters

We are named as a defendant in a variety of litigation that could cause a material adverse effect on our financial condition, results of operations or cash flows.

We are named as a defendant in a significant amount of litigation, including claims for damages arising out of the use or installation of our products or services, litigation alleging the infringement of intellectual property rights, litigation alleging anti-competitive behavior, litigation related to environmental matters, product liability litigation (including asbestos-related claims), litigation alleging violations of federal and state securities laws, employee matters and commercial disputes. In certain circumstances, patent infringement and anti-trust laws permit successful plaintiffs to recover treble damages. The defense of these lawsuits may divert our management's attention, and we may incur significant expenses in defending these lawsuits. In addition, we may be required to pay damage awards or settlements, or become subject to injunctions or other equitable remedies, that could have a material adverse effect on our financial condition, results of operations or cash flows. Moreover, any insurance or indemnification rights that we have may be insufficient or unavailable to protect us against potential loss exposures.

Legislative action by the U.S. Congress could materially, adversely affect us despite our Change of Domicile.

Legislative action could be taken by the U.S. Congress which, if ultimately enacted, could override tax treaties upon which we rely, which would adversely affect our effective corporate tax rate despite our Change of Domicile. We cannot predict the outcome of any specific legislative proposals. However, if proposals were enacted that had the effect of disregarding our March 2009 Change of Domicile from Bermuda to Switzerland or limiting our ability as a Swiss company to take advantage of the tax treaties between Switzerland and the United States, we could be subjected to increased taxation. Also, various U.S. federal and state legislative proposals have been introduced in recent years that deny, or would deny, government contracts to U.S. companies that move their locations abroad. We cannot assure you that moving our jurisdiction of incorporation to Switzerland has eliminated the risk that these contract bans will apply to us.

In addition, there continues to be negative publicity regarding, and criticism of, companies that conduct substantial business in the U.S. but are domiciled abroad. We cannot assure you that we will not be subject to such criticism as a result of our domicile in Switzerland.

Changes in legislation or governmental regulations or policies can have a significant impact on our financial condition, results of operations or cash flows.

We operate in regulated industries. Our U.S. operations are subject to regulation by a number of federal, state and local governmental agencies with respect to safety of operations and equipment, labor and employment matters and financial responsibility. Intrastate operations in the United States are subject to regulation by state regulatory authorities, and our international operations are regulated by the countries in which they operate and by extra-territorial laws. We and our employees are subject to various U.S. federal, state and local laws and regulations, as well as non-U.S. laws and regulations, including many related to consumer protection. Most states in which we operate have licensing laws covering the monitored security services industry and the construction industry. Our ADT Worldwide business relies heavily upon wireline telephone service to communicate signals, and wireline telephone companies are regulated by both the federal and state governments. Changes in laws or regulations could require us to change the way we operate, which could increase costs or otherwise disrupt operations. In addition, failure to comply with any applicable laws or regulations could result in substantial fines or revocation of our operating permits and licenses. If laws and regulations changed or we failed to comply, our financial condition, results of operations or cash flows could be materially and adversely affected.

We could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar anti-bribery laws outside the United States.

The U.S. Foreign Corrupt Practices Act (the "FCPA") and similar anti-bribery laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business. Recent years have seen a substantial increase in FCPA enforcement activity, with more frequent and aggressive investigations and enforcement proceedings by both the Department of Justice ("DOJ") and the Securities and Exchange Commission ("SEC"), increased enforcement activity by non-U.S. regulators, and increases in criminal and civil proceedings brought against companies and individuals. Our policies mandate compliance with these anti-bribery laws. We operate in many parts of the world that have experienced governmental and commercial corruption to some degree and in certain circumstances, strict compliance with anti-bribery laws may conflict with local customs and practices. We cannot assure you that our internal control policies and procedures always will protect us from reckless or criminal acts committed by our employees or agents. Furthermore, we have been subject to investigations by the DOJ and the SEC related to allegations that improper payments have been made by our subsidiaries and agents in recent years in violation of the FCPA. We have reported to the DOJ and the SEC the remedial measures that we have taken in response to the allegations and our own internal investigations. We also retained outside counsel to perform a Company-wide baseline review of our policies, controls and practices with respect to the FCPA, and we periodically provide updates to the SEC and DOJ regarding our FCPA investigations and compliance activities. As a result, it is possible that we will be required to pay material fines, consent to injunctions on future conduct or suffer other civil or criminal penalties or adverse impacts, including being subject to securities litigation or a general loss of investor confidence, any one of which could adversely affect our financial position, results of operations, cash flows, business prospects or the market value of our stock.

Our failure to satisfy international trade compliance regulations may adversely affect us.

Our global operations require importing and exporting goods and technology across international borders on a regular basis. From time to time, we obtain or receive information alleging improper activity in connection with imports or exports. Our policy mandates strict compliance with U.S. and international trade laws. When we receive information alleging improper activity, our policy is to investigate that information and respond appropriately, including, if warranted, reporting our findings to relevant governmental authorities. Nonetheless, we cannot provide assurance that our policies and procedures will always protect us from actions that would violate U.S. and/or foreign laws. Such improper actions could subject the Company to civil or criminal penalties, including material monetary fines, or other adverse actions including denial of import or export privileges, and could damage our reputation and our business prospects.

We continue to be responsible for a portion of our contingent and other corporate liabilities following the Separation, primarily those relating to shareholder litigation and pre-Separation income tax liabilities.

Under the Separation and Distribution Agreement and other agreements, subject to certain exceptions contained in the Tax Sharing Agreement, we, Covidien and Tyco Electronics have agreed to assume and be responsible for 27%, 42% and 31%, respectively, of certain of our contingent and other corporate liabilities. All costs and expenses associated with the management of these contingent and other corporate liabilities will be shared equally among the parties. These contingent and other corporate liabilities primarily relate to legacy securities litigation and any actions with respect to the separation plan or the Separation brought by any third party, as well as pre-Separation income tax liabilities. Liabilities that are specifically related to one of the three separated companies are not allocated.

If any party responsible for such liabilities were to default in its payment, when due, of any of these assumed obligations, each non-defaulting party would be required to pay equally with any other non-defaulting party the amounts in default. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of the assumed obligations related to such contingent and other corporate liabilities including associated costs and expenses.

We could face product liability and asbestos claims relating to products we manufacture or install. These claims could result in significant costs and liabilities and reduce our profitability.

We face exposure to product liability claims in the event that any of our products results in personal injury or property damage. In addition, if any of our products prove to be defective, we may be required to recall or redesign such products, which could result in significant unexpected costs. We have been named in a significant number of lawsuits alleging damages based on claims that individuals were exposed to asbestos through the past distribution of asbestos-containing industrial products. Any insurance we maintain may not be available on terms acceptable to us or such coverage may not be adequate for liabilities actually incurred. Any claim or product recall could result in adverse publicity against us, which could adversely affect our financial condition, results of operations or cash flows.

In addition, we could face liability for failure to respond adequately to alarm activations or failure of our fire protection systems to operate as expected. The nature of the services we provide potentially exposes us to risks of liability for employee acts or omissions or system failures. In an attempt to reduce this risk, our alarm monitoring agreements and other contracts contain provisions limiting our liability in such circumstances. We cannot assure you, however, that these limitations will be enforced. Losses from such litigation could be material to our financial condition, results of operations or cash flows.

Our operations expose us to the risk of material environmental liabilities, litigation and violations.

We are subject to numerous foreign, federal, state and local environmental protection and health and safety laws governing, among other things:

- the generation, storage, use and transportation of hazardous materials;
- emissions or discharges of substances into the environment; and
- the health and safety of our employees.

We cannot assure you that we have been or will be at all times in compliance with environmental and health and safety laws. If we violate these laws, we could be fined, criminally charged or otherwise sanctioned by regulators.

Certain environmental laws assess liability on current or previous owners or operators of real property for the cost of removal or remediation of hazardous substances at their properties or at properties at which they have disposed of hazardous substances. In addition to cleanup actions brought by governmental authorities, private parties could bring personal injury or other claims due to the presence of, or exposure to, hazardous substances.

We have received notification from the United States Environmental Protection Agency and from state environmental agencies, that conditions at a number of sites where we and others disposed of hazardous substances require cleanup and other possible remedial action and may require that we reimburse the government or otherwise pay for the cost of cleanup of those sites and/or for natural resource damages. We have projects underway at a number of current and former manufacturing facilities to investigate and remediate environmental contamination resulting from past operations. These projects relate to a variety of activities, including:

- solvent, metal and other hazardous substance contamination cleanup; and
- oil spill equipment upgrades and replacement.

These projects involve both remediation expenses and capital improvements. In addition, we remain responsible for certain environmental issues at manufacturing locations previously sold by us.

The ultimate cost of cleanup at disposal sites and manufacturing facilities is difficult to predict given uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. Based upon our experience, current information regarding known contingencies and applicable laws, we concluded that it is probable that we would incur remedial costs of approximately $40 million, of which $12 million is included in accrued and other current liabilities and $28 million is included in other liabilities in the Consolidated Balance Sheets as of September 25, 2009. Environmental laws are complex, change frequently and have tended to become more stringent over time. While we have budgeted for future capital and operating expenditures to maintain compliance with such laws, we cannot provide assurance that our costs of complying with current or future environmental protection and health and safety laws, or our liabilities arising from past or future releases of, or exposures to, hazardous substances will not exceed our estimates or materially adversely affect our financial condition, results of operations or cash flows. We may also be subject to material liabilities for additional environmental claims for personal injury or cleanup in the future based on our past, present or future business activities or for existing environmental conditions of which we are not presently aware.

Risks Related to Our Liquidity

Recent disruptions in the financial markets could have adverse effects on us, our customers and our suppliers, as access to liquidity may be negatively impacted by disruptions in the credit markets, leading to increased funding costs or unavailability of credit.

In the normal course of our business, we access credit markets for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, repurchase of common shares, capital expenditures and investments in the Company's subsidiaries. Although we believe we have sufficient liquidity to meet our current needs, our access to and the cost of capital could be negatively impacted by disruptions in the credit markets. In 2009, global credit markets experienced significant dislocations and liquidity disruptions, and continued uncertainty in the credit markets may make financing terms for borrowers unattractive or unavailable. These factors may make it more difficult or expensive for us to access credit markets to meet our needs. In addition, these factors may make it more difficult for our suppliers to meet demand for their products or for prospective customers to commence new projects, as customers and suppliers may experience increased costs of debt financing or difficulties in obtaining debt financing. These disruptions in the financial markets have had adverse effects on other areas of the economy and have led to a slow down in general economic activity that we expect to continue to adversely affect our businesses. These disruptions may have other unknown adverse affects. Based on these conditions, our profitability and our ability to execute our business strategy may be adversely affected.

Covenants in our debt instruments may adversely affect us.

Our bank credit agreements contain financial covenants, including a limit on the ratio of debt to earnings before interest, taxes, depreciation, and amortization and limits on incurrence of liens and subsidiary debt. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions.

Although we believe none of these covenants are restrictive to our operations, our ability to meet the financial covenants can be affected by events beyond our control, and we cannot provide assurance that we will meet those tests. A breach of any of these covenants could result in a default under our credit agreements or indentures. Upon the occurrence of an event of default under any of our credit facilities or indentures, the lenders or trustees could elect to declare all amounts outstanding thereunder to be immediately due and payable and terminate all commitments to extend further credit.

If the lenders or trustees accelerate the repayment of borrowings, we cannot provide assurance that we will have sufficient assets to repay our credit facilities and our other indebtedness. Furthermore, acceleration of any obligation under any of our material debt instruments will permit the holders of our other material debt to accelerate their obligations, which could have a material adverse affect on our financial condition. See Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

Material adverse legal judgments, fines, penalties or settlements could adversely affect our financial health and prevent us from fulfilling our obligations under our outstanding indebtedness.

We estimate that our available cash, our cash flow from operations and amounts available to us under our revolving lines of credit will be adequate to fund our operations and service our debt for the foreseeable future. However, material adverse legal judgments, fines, penalties or settlements arising from our pending investigations and litigation could require additional funding. If such developments require us to obtain additional funding, we cannot provide assurance that we will be able to obtain the additional funding that we need on commercially reasonable terms or at all, which could have a material adverse effect on our financial condition, results of operations or cash flows.

Such an outcome could have important consequences to you. For example, it could:

- require us to dedicate a substantial portion of our cash flow from operations to payments on our indebtedness, thereby reducing the availability of our cash flow to fund working capital, capital expenditures, research and development efforts and other general corporate purposes, including debt reduction or dividend payments;
- increase our vulnerability to adverse economic and industry conditions;
- limit our flexibility in planning for, or reacting to, changes in our businesses and the industries in which we operate;
- restrict our ability to introduce new technologies or exploit business opportunities;
- make it more difficult for us to satisfy our payment obligations with respect to our outstanding indebtedness; and
- increase the difficulty and/or cost to us of refinancing our indebtedness.

Risks Relating to Tax Matters

Examinations and audits by tax authorities, including the Internal Revenue Service, could result in additional tax payments for prior periods.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. We are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed for uncertain income tax positions have been recorded through the income tax provision, equity or goodwill, as appropriate. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances.

In 2004, in connection with the IRS audit of the 1997 through 2000 years, the Company submitted to the IRS proposed adjustments to certain prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments. Subsequently, the Company developed proposed amendments to U.S. federal income tax returns for additional periods through 2006. On the basis of previously accepted amendments, the Company has determined that these adjustments will more-likely-than-not be accepted and, accordingly, has recorded such adjustments in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows. While the final adjustments cannot be determined until the IRS review is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations or cash flows.

We share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities for tax periods prior to and including June 29, 2007.

Under the Tax Sharing Agreement, we share responsibility for certain of our, Covidien's and Tyco Electronics' income tax liabilities, which result in cash payments, based on a sharing formula for periods prior to and including June 29, 2007. More specifically, we, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of U.S. income tax liabilities that arise from adjustments made by tax authorities to our, Covidien's and Tyco Electronics' U.S. and certain non-U.S. income tax returns, certain income tax liabilities arising from adjustments made by tax authorities to intercompany transactions or similar adjustments, and certain taxes attributable to internal transactions undertaken in anticipation of the Separation. All costs and expenses associated with the management of these shared tax liabilities will be shared equally among the parties. We are responsible for all of our own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an income tax liability were to default in its payment of such liability to a taxing authority, we could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, we may be obligated to pay amounts in excess of our agreed-upon share of our, Covidien's and Tyco Electronics' tax liabilities.

If the distribution of Covidien and Tyco Electronics common shares to our shareholders or certain internal transactions undertaken in connection with the Separation are determined to be taxable for U.S. federal income tax purposes, we could incur significant U.S. federal income tax liabilities.

We have received private letter rulings from the IRS regarding the U.S. federal income tax consequences of the distribution of Covidien and Tyco Electronics common shares to our shareholders substantially to the effect that the distribution of such shares, except for cash received in lieu of fractional shares, will qualify as tax-free under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986 (the "Code"). The private letter rulings also provided that certain internal transactions undertaken in anticipation of the Separation would qualify for favorable treatment under the Code. The private letter rulings relied on certain facts and assumptions, and certain representations and undertakings, from Tyco, Covidien and Tyco Electronics regarding the past and future conduct of our respective businesses and other matters. Notwithstanding the private letter rulings and the opinions, the IRS could determine on audit that the distribution or the internal transactions should be treated as taxable transactions if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated, or that the distributions should be taxable for other reasons, including as a result of significant changes in stock or asset ownership after the distribution. If the distribution ultimately is determined to be taxable, we would recognize a gain in an amount equal to the excess of the fair market value of the Covidien and Tyco Electronics common shares distributed to our shareholders on June 29, 2007 over our tax basis in such common shares, but such gain, if recognized, generally would not be subject to U.S. federal income tax. However, we would incur significant U.S. federal income tax liabilities if it ultimately is determined that certain internal transactions undertaken in connection with the Separation should be treated as taxable transactions.

Risks Relating to Our Jurisdiction of Incorporation in Switzerland

Swiss laws differ from the laws in effect in the United States and may afford less protection to holders of Tyco's securities.

Tyco International has changed its place of incorporation from Bermuda to Switzerland. Because of differences between Swiss law and Bermuda law and differences between the governing documents of Swiss and Bermuda companies, it may not be possible to enforce court judgments obtained in the United States against Tyco International based on the civil liability provisions of the federal or state securities laws of the United States in Switzerland. As a result, in a lawsuit based on the civil liability provisions of the U.S. federal or state securities laws, U.S. investors may find it difficult to:

- effect service within the United States upon Tyco or its directors and officers located outside the United States;
- enforce judgments obtained against those persons in U.S. courts or in courts in jurisdictions outside the United States; and
- enforce against those persons in Switzerland, whether in original actions or in actions for the enforcement of judgments of U.S. courts, civil liabilities based solely upon the U.S. federal or state securities laws.

Switzerland and the United States do not have a treaty providing for reciprocal recognition of and enforcement of judgments in civil and commercial matters. The recognition and enforcement of a judgment of the courts of the United States in Switzerland is governed by the principles set forth in the Swiss Federal Act on Private International Law. This statute provides in principle that a judgment rendered by a non-Swiss court may be enforced in Switzerland only if:

- the foreign court had jurisdiction pursuant to the Swiss Federal Act on Private International Law;
- the judgment of such foreign court has become final and non-appealable;
- the judgment does not contravene Swiss public policy;
- the court procedures and the service of documents leading to the judgment were in accordance with the due process of law; and
- no proceeding involving the same position and the same subject matter was first brought in Switzerland, or adjudicated in Switzerland, or that it was earlier adjudicated in a third state and this decision is recognizable in Switzerland.

Until January 1, 2011, Tyco must declare and pay dividends in the form of reductions of registered share capital, which must be stated in Swiss francs, to avoid adverse tax consequences. Any currency fluctuations between the U.S. dollar and Swiss francs will affect the dollar value of the dividends Tyco pays.

Under Swiss law, payments that are made to shareholders in the form of a return of registered share capital do not require the payment of withholding taxes to Swiss authorities, while ordinary dividend payments require that such taxes be withheld. Swiss corporate law requires that any payments made to shareholders in the form of a return of capital must be denominated in Swiss francs. After January 1, 2011, dividend payments may be made out of contributed surplus without having to pay withholding taxes, and these payments can be denominated and paid in U.S. dollars. Therefore, until

January 1, 2011, we expect to pay dividends in the form of a return of registered share capital, and these dividends will be denominated in Swiss francs. We expect our transfer agent to make these dividend payments in U.S. dollars converted at the U.S. dollar to Swiss franc exchange rate shortly before the payment date. As a result, shareholders will be exposed to fluctuations in the value of the U.S. dollar relative to the Swiss franc between the date used for purposes of calculating the Swiss franc amount of any proposed capital reduction (which will typically be on or about the date of our annual general meeting) and the relevant payment date, which will not be shorter than two months and could be as long as a year.

As a result of our Change of Domicile and the increase in the par value of our shares, we may have less flexibility with respect to certain aspects of capital management.

In connection with the Change of Domicile, we significantly increased the par value of our shares. Currently the par value of our shares is CHF 8.07 (or approximately $7.87 based on the exchange rate in effect on November 2, 2009). Under Swiss law, we generally may not issue registered shares for an amount below par value. As of November 2, 2009, the closing price of our ordinary shares on the NYSE was $33.53. In the event there is a need to raise common equity capital at a time when the trading price of our registered shares is below our par value, we would need to obtain approval of our shareholders to decrease the par value of our registered shares. We cannot assure you that we would be able to obtain such shareholder approval. Obtaining shareholder approval also would require filing a preliminary proxy statement with the SEC and convening a meeting of shareholders which would delay any capital raising plans. If we were to receive shareholder approval to reduce the par value of our registered shares, the reduction would decrease our ability to pay dividends as a repayment of share capital, which may subject you to Swiss withholding tax.

Item 1B. Unresolved Staff Comments

None.

Item 2. Properties

Our operations are conducted in facilities throughout the world aggregating approximately 34 million square feet of floor space, of which approximately 14 million square feet are owned and approximately 20 million square feet are leased. These facilities house manufacturing, distribution and warehousing operations, as well as sales and marketing, engineering and administrative offices.

ADT Worldwide operates through a network of offices and service facilities located in North America, Central America, South America, Europe, the Middle East, the Asia-Pacific region and South Africa. The group occupies approximately 6 million square feet, of which 1 million square feet are owned and 5 million square feet are leased.

Flow Control has manufacturing facilities, warehouses and distribution centers throughout North America, South America, Europe and the Asia-Pacific region. The group occupies approximately 11 million square feet, of which 6 million square feet are owned and 5 million square feet are leased.

Fire Protection Services operates through a network of offices located in North America, Central America, South America, Europe and the Asia-Pacific region. The group occupies approximately 5 million square feet, all of which are leased.

Electrical and Metal Products has manufacturing facilities, warehouses and distribution centers throughout North America, South America, Europe and the Asia-Pacific region. The group occupies approximately 6 million square feet, of which 4 million square feet are owned and 2 million square feet are leased.

Safety Products operates through a network of offices located in North America, South America, Europe and the Asia-Pacific region. Our Safety Products manufacturing facilities, warehouses and distribution centers are located in North America, Europe and the Asia-Pacific region. The group occupies approximately 6 million square feet, of which 3 million square feet are owned and 3 million square feet are leased.

In the opinion of management, our properties and equipment are in good operating condition and are adequate for our present needs. We do not anticipate difficulty in renewing existing leases as they expire or in finding alternative facilities. See Note 15 to Consolidated Financial Statements for a description of our lease obligations.

Item 3. Legal Proceedings

In the normal course of business, we are subject to various legal proceedings and claims, including product and general liability matters, environmental matters, patent infringement claims, employment disputes, disputes on agreements and other commercial disputes.

In connection with the Separation, we entered into a liability sharing agreement regarding certain legal actions that were pending against Tyco prior to the Separation. Under the Separation and Distribution Agreement, we, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally relate to legacy matters that are not specific to the business operations of any of the companies. The Separation and Distribution Agreement also provides that we will be responsible for 27%, Covidien 42% and Tyco Electronics 31% of payments to resolve these matters, with costs and expenses associated with the management of these contingencies being shared equally among the parties. In addition, under the agreement, we will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations. Additionally, at the time of the Separation, the Company, Covidien and Tyco Electronics agreed to allocate responsibility for certain legacy tax claims pursuant to the same formula under the Tax Sharing Agreement. See Note 6 to the Consolidated Financial Statements for a description of our Tax Sharing Agreement.

Class Action Settlement and Legacy Securities Matters

As previously reported, Tyco, and some members of the Company's former senior corporate management were named as defendants in a number of lawsuits alleging violations of the disclosure provisions of the federal securities laws.

In June 2007 the Company settled 32 purported securities class action lawsuits arising from actions alleged to have been taken by prior management for $2.975 billion. Of this amount, the Company contributed $803 million, representing its share under the Separation and Distribution Agreement.

The June 2007 class action settlement did not purport to resolve all legacy securities cases, and several remain outstanding, the most significant of which is *Stumpf v. Tyco International Ltd.*, which is a class action lawsuit in which the plaintiffs allege that Tyco, among others, violated the disclosure provisions of the federal securities laws. The matter arises from Tyco's July 2000 initial public offering of common stock of TyCom Inc., and alleges that the TyCom registration statement and prospectus relating to the sale of common stock were inaccurate, misleading and failed to disclose facts necessary to make the registration statement and prospectus not misleading. The complaint further alleges the defendants violated securities laws by making materially false and misleading statements and omissions concerning, among other things, executive compensation, TyCom's business prospects and Tyco's and TyCom's finances. The matter is currently in the pre-trial stages of litigation.

In the first half of fiscal 2009, the Company settled a number of legal matters stemming from alleged violations of federal securities laws committed by former senior management, including several lawsuits from plaintiffs that had opted out of the June 2007 class action settlement, for an aggregate amount of approximately $90 million. Pursuant to the Separation and Distribution Agreement, the

Company's share of this amount was approximately $24 million, with Covidien and Tyco Electronics responsible for approximately $38 million and $28 million, respectively.

During the second quarter of 2009, the Company concluded that its best estimate of probable loss for the legacy securities matters outstanding at the time was $375 million in the aggregate, which the Company recorded as a liability in accrued and other current liabilities in the Consolidated Balance Sheet as of March 27, 2009. Due to the sharing provisions in the Separation and Distribution Agreement described above, the Company also recorded receivables from Covidien and Tyco Electronics in the amounts of $158 million and $116 million, respectively, which were recorded in other current assets in the Company's Consolidated Balance Sheet as of March 27, 2009. As a result, the Company recorded a net charge of $101 million related to legacy securities matters during the quarter ended March 27, 2009 in selling, general, and administrative expenses in the Consolidated Statement of Operations.

In the second half of fiscal 2009, the Company agreed to settle with all of the remaining plaintiffs that had opted-out of the class action settlement as well as plaintiffs who had brought Employee Retirement Income Security Act ("ERISA") related claims for a total of $271 million. Pursuant to the Separation and Distribution Agreement, the Company's share of the settlement amount was approximately $73 million, with Covidien and Tyco Electronics responsible for approximately $114 million and $84 million, respectively. This settlement activity did not result in the Company recording a charge to its Consolidated Statements of Operations as the Company had established a reserve for its best estimate of the amount of loss during the second quarter of 2009 as discussed above.

The Company continues to believe that the accrual remaining as of September 25, 2009 is its best estimate for the remaining unresolved claims. Although the Company has reserved its best estimate of probable loss related to unresolved legacy securities claims, their ultimate resolution could differ from this estimate and could have a material adverse effect on the Company's financial position, results of operations or cash flows.

In addition to the *Stumpf* matter, Tyco is a party to several lawsuits based on alleged violations of federal securities laws, fraud and negligence committed by former management. These previously reported matters consist of *Jasin v. Tyco International Ltd., et al.*, an action brought by a pro se plaintiff, *Hall v. Kozlowski, et al*, an action brought by a pro se plaintiff relating to the plaintiff's employment, 401(k), pension plans and ownership of Tyco common stock, and several affirmative actions brought by Tyco against Messrs. Kozlowski, Swartz and Walsh, former executives and a director of Tyco. In connection with our affirmative actions, Messrs. Kozlowski and Swartz have made counterclaims seeking amounts allegedly due in connection with the former executives' compensation and retention arrangements and under ERISA, and Mr. Walsh has made claims alleging that Tyco is required to indemnify him for his defense costs arising from his role as a Tyco director. Tyco intends to vigorously defend each of these actions and does not believe that the ultimate outcome of any of these matters will have a material adverse affect on its financial position, results of operations or cash flows.

Under the terms of the Separation and Distribution Agreement, each of Tyco, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any legacy securities matters (excluding the counter-claims brought by former executives and a director described above.)

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to known environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 25, 2009, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $31 million to $85 million. As of September 25, 2009, Tyco concluded that the best estimate within this range is approximately

$40 million, of which $12 million is included in accrued and other current liabilities and $28 million is included in other liabilities in Tyco's Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Asbestos Matters

The Company and certain of its subsidiaries are named as defendants in bodily injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company's strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future. Of the lawsuits that have proceeded to trial since 2005, the Company has won or settled all but one case, with that one case returning an adverse jury verdict for approximately $7.7 million, which included both compensatory and punitive damages. The Company has appealed the verdict and believes that it will ultimately be overturned. As of September 25, 2009, there were 4,200 lawsuits pending against the Company and its subsidiaries. Each lawsuit typically includes several claims, and the Company has determined that it had 5,509, 6,569 and 6,461 claims outstanding as of September 25, 2009, September 26, 2008 and September 28, 2007, respectively. These amounts reflect adjustments for claims that are not actively being prosecuted, identify incorrect defendants or are duplicative of other actions. For a detailed discussion of asbestos-related matters, see Note 15 to the Consolidated Financial Statements.

Income Tax Matters

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. We are reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest that management has assessed for uncertain income tax positions have been recorded through the income tax provision, equity or goodwill, as appropriate. The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the United States and other tax jurisdictions based on our estimate of whether, and the extent to which, additional income taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances.

In 2004, in connection with the IRS audit of the 1997 through 2000 years, the Company submitted to the IRS proposed adjustments to certain prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments. Subsequently, the Company developed proposed amendments to U.S. federal income tax returns for additional periods through 2006. On the basis of previously accepted amendments, the Company has determined that these adjustments will more-likely-than-not be accepted and, accordingly, has recorded such adjustments in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows. While the final adjustments cannot be determined until the IRS review is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations or cash flows. For a detailed discussion of income tax matters, see Note 6 to the Consolidated Financial Statements.

Compliance Matters

As previously reported in our periodic filings, the Company has received and responded to various allegations and other information that certain improper payments were made by our subsidiaries and agents in recent years. For example, two subsidiaries in our Flow Control business in Italy have been charged, along with numerous other parties, in connection with the Milan public prosecutor's investigation into allegedly improper payments made to certain Italian entities, and we have reported to German authorities potentially improper conduct involving agents retained by our EMEA water business. We have reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that we have taken in response to these allegations and its internal investigations. We also informed the DOJ and the SEC that we retained outside counsel to perform a Company-wide baseline review of our policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), and that we would continue to make periodic progress reports to these agencies. We have and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper payments identified by us in the course of our ongoing compliance activities. The baseline review revealed that some business practices may not comply with Tyco and FCPA requirements. At this time, we cannot predict the outcome of these matters and other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of these matters. However, it is possible that we may be required to pay material fines, consent to injunctions on future conduct, or suffer other criminal or civil penalties or adverse impacts, each of which could have a material adverse effect on our financial position, results of operations or cash flows.

Covidien and Tyco Electronics agreed, in connection with the Separation, to cooperate with the Company in its response regarding these matters. Any judgment required to be paid or settlement or other cost incurred by the Company in connection with the FCPA investigations would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of Tyco to Covidien or Tyco Electronics, respectively, and provides that Tyco will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular business will be shared equally among Tyco, Covidien and Tyco Electronics.

The German Federal Cartel Office ("FCO") charged in early 2007 that certain German subsidiaries in the Company's Flow Control business have engaged in anti-competitive practices, in particular with regard to its hydrant, valve, street box and fittings business. The Company investigated this matter and determined that the conduct may have violated German anti-trust law. The Company is cooperating with the FCO in its investigation of this violation, which is ongoing. The Company cannot estimate the range of potential loss that may result from this violation. It is possible that the Company may be subject to civil or criminal proceedings and may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on our financial position, results of operations or cash flows.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669.

ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan. A plan's assessment of withdrawal liability generally may be challenged only in arbitration, and ERISA requires that quarterly payments must continue to be made during the pendency of the arbitration. If the employer prevails in arbitration (and any subsequent court appeals), its quarterly withdrawal liability payments are refunded with interest. The Fund's total withdrawal liability assessment against SimplexGrinnell is approximately $25 million. The quarterly withdrawal liability payments are $1.1 million, $11 million of which have been paid to date. While the ultimate outcome is uncertain, SimplexGrinnell believes that it has strong arguments that no withdrawal liability is owed to the Fund, and it plans to vigorously defend against the Fund's withdrawal liability assessment. The matter is currently in arbitration. The Company has made no provision for this contingency and believes that its quarterly payments are recoverable.

Other Matters

As previously reported, in 2002, the SEC's Division of Enforcement conducted an investigation related to past accounting practices for dealer connect fees that ADT had charged to its authorized dealers upon purchasing customer accounts. The investigation related to accounting practices employed by our former management, which were discontinued in 2003. Although we settled with the SEC in 2006, a number of former dealers and related parties have filed lawsuits against us, including a class action lawsuit filed in the District Court of Arapahoe County, Colorado, alleging breach of contract and other claims related to ADT's decision to terminate certain authorized dealers in 2002 and 2003. While it is not possible at this time to predict the final outcome of these lawsuits, we do not believe these claims will have a material adverse effect on the Company's financial position, results of operations or cash flows.

In addition to the foregoing, we are subject to claims and suits, including from time to time, contractual disputes and product and general liability claims incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, we either self-insure or maintain insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on our financial condition, results of operations or cash flows beyond amounts recorded for such matters.

Item 4. Submission of Matters to a Vote of Security Holders

None.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

The number of registered holders of Tyco's common shares as of November 6, 2009 was 25,590.

Tyco common shares are listed and traded on the New York Stock Exchange ("NYSE") under the symbol "TYC." The following table sets forth the high and low closing sales prices of Tyco common shares as reported by the NYSE, and the dividends declared on Tyco common shares, for the quarterly periods presented below. Effective March 17, 2009, Tyco changed its jurisdiction of incorporation from Bermuda to the Canton of Schaffhausen, Switzerland. In connection with the Change of Domicile, the par value of Tyco's common shares increased from $0.80 per share to 8.53 Swiss francs (CHF) per share (or $7.21 based on the exchange rate in effect on March 17, 2009). The Change of Domicile was approved at a special general meeting of shareholders held on March 12, 2009. The following steps occurred in connection with the Change of Domicile, which did not result in a change to Total Shareholders' Equity:

(1) approximately 21 million shares held directly or indirectly in treasury were cancelled;

(2) the par value of common shares was increased from $0.80 to CHF 8.53 through an approximate 1-for-9 reverse share split, followed by the issuance of approximately eight fully paid up shares so that the same number of shares were outstanding before and after the Change of Domicile, which reduced share premium and increased common shares; and

(3) the remaining amount of share premium was eliminated with a corresponding increase to contributed surplus.

	Year Ended September 25, 2009			Year Ended September 26, 2008		
	Market Price Range		Dividends Declared Per Common Share[(1)]	Market Price Range		Dividends Declared Per Common Share
Quarter	High	Low		High	Low	
First	$35.02	$ 15.65	$0.20	$46.66	$37.88	$0.15
Second	24.57	17.43	0.21	44.85	33.72	0.15
Third	28.86	18.88	0.21	47.41	40.08	0.15
Fourth	34.87	25.55	0.22	45.15	36.37	0.20
			$0.84			$0.65

(1) The dividends declared for the second through fourth quarters of 2009, are the U.S. dollar equivalent of CHF 0.23 converted at the U.S. dollar/Swiss franc exchange rate shortly before the payment dates.

Prior to the Change of Domicile, on December 4, 2008, Tyco's Board of Directors declared a quarterly dividend on the Company's common shares of $0.20 per share, which was paid on February 2, 2009 to shareholders of record on January 5, 2009. Subsequent to the Change of Domicile, on March 12, 2009 Tyco's shareholders approved an annual dividend of CHF 0.93 to be paid out of registered share capital in four quarterly installments. On March 12, 2009 and May 7, 2009 Tyco's Board of Directors declared the first and second installments of the quarterly dividend on the Company's common shares of $0.21 which were paid on May 27, 2009 and August 26, 2009, respectively, to shareholders of record on April 30, 3009 and July 31, 2009, respectively. On September 10, 2009, Tyco's Board of Directors declared the third installment of the quarterly dividend on the Company's common shares of CHF 0.23 per share (or $0.22 per share converted at the U.S. dollar/Swiss franc exchange rate as of October 30, 2009). This dividend is payable on November 24,

2009 to shareholders of record on October 30, 2009 and will be converted at the U.S. dollar/Swiss franc exchange rate in effect shortly before the payment date.

Dividend Policy

Pursuant to Swiss law, dividend payments made prior to January 1, 2011 are subject to Swiss withholding taxes unless made in the form of a return of capital from our registered share capital. As a result, we intend to first pay dividends in the form of a reduction of registered share capital, denominated in Swiss francs, until at least January 1, 2011. However, we expect to actually pay dividends in U.S. dollars based on exchange rates in effect shortly before the payment date. Fluctuations in the value of the U.S. dollar compared to the Swiss franc between the date the dividend is declared and paid will increase or decrease the U.S. dollar amount required to be paid. We manage the potential variability in cash flows associated with the dividend payments by entering into derivative financial instruments used as economic hedges of the underlying risk. After January 1, 2011, we expect to make dividend payments in the form of a reduction in contributed surplus, which also may be made free of Swiss withholding taxes. We expect to obtain shareholder approval of an annual dividend amount each year at our annual general meeting, and we expect to distribute the approved dividend amount in four quarterly installments, the timing of which will be determined by our Board of Directors. The timing, declaration and payment of future dividends to holders of our common shares will depend upon many factors, including our financial condition and results of operations, the capital requirements of our businesses, industry practice and any other relevant factors. Future dividends will be proposed by our Board of Directors and, as stated above, require shareholder approval. Dividends paid from contributed surplus also require shareholder approval, but may be denominated and paid in U.S. dollars.

Performance Graph

Set forth below is a graph comparing the cumulative total shareholder return on Tyco's common shares against the cumulative return on the S&P 500 Index, Dow Jones U.S. Industrials Index and the S&P 500 Industrials Index, assuming investment of $100 on September 30, 2004, including the reinvestment of dividends. The graph shows the cumulative total return as of the fiscal years ended September 30, 2005, September 29, 2006, September 28, 2007, September 26, 2008 and September 25, 2009. In July 2007, Tyco began using performance share units as a component of its annual equity incentive program. The benchmark against which Tyco's total shareholder return is measured is the S&P 500 Industrials Index. As a result, the S&P 500 Industrials Index will replace the Dow Jones U.S. Industrials Index in the performance graph below.



$200
$150
$100
$50
$0
2004
2005
2006
2007
2008
2009
Tyco International Ltd.
S&P 500 Index
S&P 500 Industrials Index
Dow Jones U.S. Industrials Index

Total Return To Shareholders
(Includes reinvestment of dividends)

Company/Index	Annual Return Percentage Years Ended 9/05	9/06	9/07	9/08	9/09
Tyco International Ltd.	(8.01)	1.59	2.61	(17.67)	(3.58)
S&P 500 Index	12.25	10.79	16.44	(18.85)	(11.56)
S&P 500 Industrials Index	13.03	8.34	20.96	(15.16)	(8.00)
Dow Jones U.S. Industrials Index	2.38	7.14	24.01	(32.60)	(20.46)

	9/04	9/05	9/06	9/07	9/08	9/09
Tyco International Ltd.	$100.00	$ 91.99	$ 93.46	$ 95.90	$ 78.96	$ 76.13
S&P 500 Industrials Index	100.00	112.25	124.36	144.81	117.51	103.92
S&P Industrials	100.00	113.03	122.46	148.13	125.68	115.62
Dow Jones U.S. Industrials Index	100.00	102.38	109.69	136.03	91.68	72.92

Equity Compensation Plan Information

The following table provides information as of September 25, 2009 with respect to Tyco's common shares issuable under its equity compensation plans:

	Equity Compensation Plan		
Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders:			
2004 Stock and Incentive Plan[(1)]	22,747,724	$43.99	26,477,465
LTIP Plan[(2)]	4,223,461	36.71	—
ESPP[(3)]	—	—	2,919,845
	26,971,185		29,397,310
Equity compensation plans not approved by security holders:			
LTIP II Plan[(4)]	4,943,610	$53.78	—
SAYE[(5)]	375,906	32.82	7,024,865
	5,319,516		7,024,865
Total	32,290,701		36,422,175

(1) The Tyco International Ltd. 2004 Stock and Incentive Plan provides for the award of stock options, restricted shares and other equity and equity-based awards to Board members, officers and non-officer employees. Amount shown under shares outstanding includes 200,358 deferred stock unit ("DSU") grants and dividend equivalents earned on each DSU account, 17,393,133 shares to be issued upon exercise of options, 3,736,710 restricted stock units and 1,417,523 performance share units representing target payout. There are currently no restricted share awards outstanding under this plan. Amount shown under shares available reflects the aggregate shares available under Tyco International Ltd. Long Term Incentive Plan ("LTIP"), LTIP II and the 2004 Stock and Incentive Plan. Shares available under LTIP and LTIP II in March 2004 were rolled into the 2004 Stock and Incentive Plan as of the inception of the Plan.

(2) The LTIP allows for the grant of stock options and other equity or equity-based grants to Board members, officers and non-officer employees. Amount shown includes 3,356,003 shares to be issued upon exercise of options, and 867,458 DSU grants and dividend equivalents earned on each DSU account. Of the 3.3 million shares, 83,208 are outstanding stock options assumed in connection with acquisitions at a weighted-average exercise price of $127.03. No additional options may be granted under those assumed plans. Effective as of inception of the 2004 Stock and Incentive Plan, no additional grants may be made under the LTIP or the LTIP II.

(3) This table includes 2,919,845 shares available for future issuance under the Tyco Employee Stock Purchase Plan ("ESPP"), which represents the number of remaining shares registered for issuance under this plan. All of the shares delivered to participants under the ESPP were purchased in the open market. The ESPP was suspended indefinitely during the fourth quarter of 2009.

(4) Under the terms of the 2004 Stock and Incentive Plan adopted in March 2004, no additional options, equity or equity-based grants will be made to Board members, officers and non-officer employees under the LTIP or the LTIP II. LTIP II allowed for the grant of stock options and other equity or equity-based grants to employees who are not officers of Tyco. Under this plan, non-officer employees or former employees of Tyco or a subsidiary could receive: (i) options to purchase Tyco

common shares; (ii) stock appreciation rights; (iii) awards payable in cash, common shares, other securities or other property, based on the achievement of performance goals; (iv) dividend equivalents, consisting of a right to receive payments equivalent to dividends declared on Tyco common shares; and (v) other stock-based awards as determined by the Compensation and Human Resources Committee ("Committee"). The exercise price of options and stock appreciation rights would generally be fair market value on the date of grant, but could be lower in certain circumstances. No individual could receive awards for more than 12,000,000 shares (or 3,000,000 shares on a post-reverse stock split basis) in any calendar year. Terms and conditions of awards were determined by the Committee. Awards could be deferred, and could be payable in any form the Committee determined, including cash, Tyco common shares, other securities or other property. The Committee may modify awards in recognition of unusual or nonrecurring events, including a change of control. The shares granted under the LTIP II will be issued at vesting under the 2004 Stock and Incentive Plan.

(5) The Tyco International Ltd. United Kingdom ("UK") Savings Related Share Option Plan ("SAYE") is a UK Inland Revenue approved plan for UK employees pursuant to which employees were granted options to purchase shares at the end of three years of service at a 15% discount off of the market price at time of grant. Employees made monthly contributions that were, at the election of the employee, used for the purchase price of shares or the contribution could have been returned to the employee. The total amount of shares that may have been purchased at the end of the three years of service was equal to the total of the monthly contributions, plus a tax-free bonus amount equal to a multiple of the aggregate amount of monthly contributions, divided by the option price. An option will generally be exercisable only during the period of six months following the three-year period. The plan was administered by the Company's International Benefits Oversight Committee, appointed by the Committee. The International Benefits Oversight Committee, among other things, determined when to grant options and set the option price. The SAYE Plan was approved on November 3, 1999 for a ten year period and has expired according to its terms on November 3, 2009. The International Benefits Oversight Committee has not approved any additional grants since the last annual grant on October 9, 2008 and it has not applied for approval of a replacement for the SAYE Plan at this time.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Approximate Dollar Value of Shares That May Yet Be Purchased Under Publicly Announced Plans or Programs
6/27/09–7/24/09	—	—	—	—
7/25/09–8/28/09	—	—	—	—
8/29/09–9/25/09	—	—	—	$900,000,000

During the quarter, the Company did not repurchase any common shares on the NYSE as part of the $1.0 billion share repurchase program approved by the Board of Directors in July 2008 ("2008 Share Repurchase Program"). Approximately $900 million remained outstanding under the 2008 Share Repurchase Program as of September 25, 2009.

Item 6. Selected Financial Data

The following table sets forth selected consolidated financial data of Tyco. This data is derived from Tyco's Consolidated Financial Statements for the five years ended September 25, 2009, September 26, 2008, September 28, 2007, September 29, 2006 and September 30, 2005, respectively. This selected financial data should be read in conjunction with Tyco's Consolidated Financial Statements and related Notes included elsewhere in this Annual Report as well as the section of this Annual Report titled Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

	2009[1]	2008[2]	2007[3]	2006[4]	2005[5]
		(in millions, except per share data)			
Consolidated Statements of Operations Data:					
Net revenue	$17,237	$20,199	$18,477	$17,066	$16,385
(Loss) income from continuing operations	(1,833)	1,095	(2,524)	817	573
Net (loss) income	(1,798)	1,553	(1,742)	3,590	3,094
Basic earnings per share:					
(Loss) income from continuing operations	(3.87)	2.26	(5.10)	1.63	1.14
Net (loss) income	(3.80)	3.21	(3.52)	7.14	6.15
Diluted earnings per share:					
(Loss) income from continuing operations	(3.87)	2.25	(5.10)	1.59	1.11
Net (loss) income	(3.80)	3.19	(3.52)	6.95	5.85
Cash dividends per share[6]	0.84	0.65	1.60	1.60	1.25
Consolidated Balance Sheet Data (End of Year)[7]:					
Total assets	$25,553	$28,804	$32,815	$63,011	$62,465
Long-term debt	4,029	3,709	4,080	8,856	10,077
Shareholders' equity	12,941	15,494	15,624	35,387	32,619

(1) Loss from continuing operations for the year ended September 25, 2009 includes goodwill and intangible asset impairment charges of $2.7 billion, $251 million of restructuring, asset impairment and divestiture charges, net, and $33 million of incremental stock option charges for share-based payment transactions. Loss from continuing operations also includes charges of $125 million related to unresolved legacy security litigation matters. Net loss also includes $35 million of income, net of income taxes, from discontinued operations.

(2) Income from continuing operations for the year ended September 26, 2008 includes a class action settlement credit, net of $10 million, a $10 million of goodwill and intangible asset impairment charges, $4 million of separation costs, restructuring, asset impairment and divestiture charges, net of $247 million, $42 million of incremental stock option charges for share-based payment transactions and a $258 million loss on extinguishment of debt related to consent solicitations and exchange offers and termination of a bridge loan facility. Net income also includes $458 million of income, net of income taxes, from discontinued operations.

(3) Loss from continuing operations for the year ended September 28, 2007 includes a class action settlement charge, net of $2.862 billion, $105 million of separation costs, a $59 million goodwill and intangible asset impairment charges related to the reorganization to a new management and segment reporting structure, restructuring, asset impairment and divestiture charges, net of $198 million, $120 million of incremental stock option charges for share-based payment transactions, a $259 million loss related to the early retirement of debt and $95 million of tax charges related to the Separation primarily for the write-off of deferred tax assets that will no longer be realizable. Net loss also includes $782 million of income, net of income taxes, from discontinued operations.

(4) Income from continuing operations for the year ended September 29, 2006 includes a charge of $100 million related to the Voluntary Replacement Program, which is included in cost of sales. Also included are $49 million of separation costs, restructuring, asset impairment and divestiture charges, net of $15 million, $84 million of incremental stock option charges for share-based payment transactions, $72 million of income related to a settlement with a former executive and $48 million of income resulting from a reduction in our estimated workers' compensation liabilities primarily due to favorable claims experience. Net income includes $2,787 million of income, net of income taxes, from discontinued operations as well as a $14 million loss, net of income taxes related to a cumulative effect adjustment recorded in conjunction with our accounting for conditional asset retirement obligations.

(5) Income from continuing operations for the year ended September 30, 2005 includes restructuring, asset impairment and divestiture charges, net of $41 million, a $70 million charge related to certain former executives' employment, a $50 million charge related to an SEC enforcement action, a loss of $405 million related to the retirement of debt as well as $109 million of income related to a court-ordered restitution award. Net income also includes $2,500 million of income, net of income taxes, from discontinued operations as well as a $21 million gain, net of income taxes, related to a cumulative effect adjustment recorded in conjunction with the change in measurement date for pension and postretirement benefit plans.

(6) See Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities for a further discussion of the Company's dividend policy and 2009 quarterly dividends. Cash dividends per share for the years ended 2007, 2006 and 2005 represent that of Tyco pre-Separation, which included Covidien and Tyco Electronics.

(7) The decrease in total assets, long-term debt and shareholders' equity in 2007 is primarily related to the spin-offs of Covidien and Tyco Electronics.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with the Selected Financial Data and our Consolidated Financial Statements and the related Notes included elsewhere in this Annual Report. This discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of many factors, including but not limited to those under the headings "Risk Factors" and "Forward-Looking Information."

Introduction

The Consolidated Financial Statements include the consolidated results of Tyco International Ltd., a company organized under the laws of Switzerland, and its subsidiaries (hereinafter collectively referred to as "we," the "Company" or "Tyco"). The financial statements have been prepared in United States dollars ("USD") and in accordance with accounting principles generally accepted in the United States ("GAAP").

The Company operates in the following business segments:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems for residential, commercial, industrial and governmental customers.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the oil, gas and other energy markets along with general process industries and the water and wastewater markets.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems for commercial, industrial and governmental customers.
- *Electrical and Metal Products* designs, manufactures and sells galvanized steel tubing, armored wire and cable and other metal products for non-residential construction, electrical, fire and safety and mechanical customers.
- *Safety Products* designs, manufactures and sells fire suppression, electronic, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

We also provide general corporate services to our segments and these costs are reported as Corporate and Other.

References to the segment data are to the Company's continuing operations. Certain prior period amounts have been reclassified to conform to the current period presentation. The Company has realigned certain business operations as of September 27, 2008, which resulted in certain prior period segment amounts being recast. See Note 20 to the Consolidated Financial Statements.

Overview and Outlook

Overall, fiscal year 2009 results were negatively affected by the economic downturn, which adversely impacted our businesses across nearly all geographies and industries. Revenue decreased by $3.0 billion, or 14.7%, compared to 2008, and goodwill and intangible asset impairment charges were largely responsible for an operating loss of $1.5 billion for the year, compared to operating income of $1.9 billion in 2008. Approximately one half of the 2009 revenue decline was due to the general strengthening of the U.S. dollar during 2009, as over half of our revenue is generated outside the U.S. The remaining revenue decline was due in large part to our Electrical and Metal Products business, which saw historically low volumes in 2009. The impact of the weakened global economy on product and systems installation revenue also significantly contributed to the year-over-year decline. On the other hand, service revenue continued to grow as a percentage of our overall revenue, from 35% in 2008 to 39% in 2009. Our service revenues are principally derived from our ADT Worldwide and Fire Protection Services businesses, and represent a predictable and consistent source of revenue. Recurring revenue in our ADT Worldwide business now represents approximately 55% of ADT's total revenue compared to approximately 50% in 2008. In the Fire Protection Services business, service revenue increased as a percentage of Fire Protection's total revenue from 48% in 2008 to 49% in 2009.

Operating income declined in 2009 compared to 2008 due in large part to non-cash goodwill and intangible asset impairment charges of approximately $2.7 billion during 2009. Operating income was also negatively affected by charges related to restructuring, asset impairment and divestiture activity of approximately $251 million and charges related to legacy legal matters of approximately $125 million. To a lesser degree, operating income was negatively impacted by reduced volumes due to the economic downturn. Operating income benefited from a number of key cost containment actions taken in 2009 and 2008, as well as restructuring actions taken in prior periods. We continue to be aggressive in identifying cost saving opportunities and restructuring activities that should benefit the Company when the economy improves. During 2010, we expect to incur an additional $100 million to $150 million of charges related to restructuring activity.

As of September 25, 2009, the Company's cash balance was $2.4 billion, as compared to $1.5 billion as of September 26, 2008. The increase from 2008 to 2009 was primarily due to cash flow from operating activities and proceeds received from the issuance of long-term debt. In 2010, we expect to continue to use our cash to fund internal growth opportunities, improve productivity across all of our businesses, make acquisitions that strategically fit within our ADT Worldwide, Fire Protection Services and Flow Control businesses and return capital to shareholders. In 2010, we expect to continue our portfolio refinement efforts by exiting areas that have not provided, and are not expected to provide, an adequate return on investment. Finally, in 2010, we will continue to focus on growing revenue in key emerging markets and, as noted above, taking advantage of restructuring opportunities that are expected to provide significant future cost savings.

Goodwill and Intangible Asset Impairments

Annually in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill and indefinite-lived intangible assets for impairment by comparing the fair value of each reporting unit or indefinite-lived intangible assets with its carrying amount.

During the second quarter of 2009, the Company concluded that its EMEA Security and EMEA Fire reporting units within the ADT Worldwide and Fire Protection Services segments, respectively, Electrical and Metal Products reporting unit within the Electrical and Metal Products segment and Access Control and Video Systems ("ACVS"), Life Safety and Sensormatic Retail Solutions ("SRS") reporting units within the Safety Products segment experienced triggering events such that the carrying values of these reporting units likely exceeded their fair values. As a result of the triggering events, the Company performed long-lived asset, goodwill and intangible asset impairment tests for these reporting units and certain of the Company's trade names and franchise rights. The results of the goodwill impairment tests indicated that the implied goodwill amount was less than the carrying amount of goodwill for each of the aforementioned reporting units. The Company recorded an aggregate non-cash impairment charge of $2.6 billion ($2.6 billion after-tax) during the second quarter of 2009. The non-cash impairment charge was recorded in goodwill and intangible asset impairments in the Company's Consolidated Statements of Operations for the quarter ended March 27, 2009.

Also, during the second quarter of 2009, the Company's estimates of future cash flows used in determining the fair value of its Safety Products segment Sensormatic tradename as well as certain

ADT Worldwide segment franchise rights were revised downward relative to the estimates used in the Company's tests during the fourth quarter of 2008. The results of the impairment test indicated that the Safety Products Sensormatic tradename and ADT Worldwide franchise rights estimated fair values were less than their respective carrying amounts. As a result, the Company recorded an aggregate non-cash impairment charge of $64 million ($40 million after-tax) during the second quarter of 2009. The non-cash impairment charge was recorded in goodwill and intangible asset impairments in the Company's Consolidated Statements of Operations for the quarter ended March 27, 2009.

Operating Results

Net revenue, operating (loss) income and net (loss) income for the years ended September 25, 2009, September 26, 2008 and September 28, 2007 were as follows ($ in millions):

	2009	2008	2007
Revenue from product sales	$10,482	$13,064	$11,816
Service revenue	6,755	7,135	6,661
Net revenue	$17,237	$20,199	$18,477
Operating (loss) income	$(1,487)	$ 1,941	$(1,732)
Interest income	44	110	104
Interest expense	(301)	(396)	(313)
Other expense, net	(7)	(224)	(255)
(Loss) income from continuing operations before income taxes and minority interest	(1,751)	1,431	(2,196)
Income tax expense	(78)	(335)	(324)
Minority interest	(4)	(1)	(4)
(Loss) income from continuing operations	(1,833)	1,095	(2,524)
Income from discontinued operations, net of income taxes	35	458	782
Net (loss) income	$(1,798)	$ 1,553	$(1,742)

Net revenue decreased $3.0 billion, or 14.7%, for 2009 as compared to 2008, in large part due to changes in foreign currency exchange rates, which negatively affected 2009 by $1.5 billion. The remaining decrease in revenue was driven primarily by lower volume of steel products in our Electrical and Metal Products segment and weakness in the commercial markets, including the retailer end market, which negatively impacted our ADT Worldwide and Safety Products segments. Revenues were positively affected by $110 million for acquisitions and divestitures, primarily in our ADT Worldwide segment.

Operating income decreased $3.4 billion to an operating loss of $1.5 billion for 2009. The operating loss included an aggregate goodwill impairment charge of $2.6 billion relating to reporting units in our Electrical and Metal Products, ADT Worldwide, Fire Protection Services and Safety Products segments and intangible asset impairment charges of $64 million relating to assets at our ADT Worldwide and Safety Products segments for 2009. Additionally, lower volumes primarily in our Electrical and Metal Products and Safety Products segments negatively impacted operating income. In addition, 2009 included legacy legal settlement charges of $125 million as well as restructuring, asset impairment and divestiture charges, net of $251 million. Operating income for 2008 included Separation related costs of $4 million, restructuring, asset impairment and divestiture charges, net of $247 million and a legacy settlement charge of $29 million, offset by a credit of $10 million for class action settlement recoveries. Changes in foreign currency exchange rates negatively affected operating income by $61 million for 2009.

Results by Geographic Area

Net revenue by geographic area for the years ended September 25, 2009, September 26, 2008 and September 28, 2007 was as follows ($ in millions):

	2009	2008	2007
Net revenue[1]:			
United States	$ 8,304	$ 9,465	$ 8,910
Other Americas	1,520	1,733	1,419
Europe, Middle East and Africa	4,706	5,749	5,338
Asia-Pacific	2,707	3,252	2,810
	$17,237	$20,199	$18,477

(1) Revenue is attributed to individual countries based on the reporting entity that records the transaction.

Segment Results

The segment discussions that follow describe the significant factors contributing to the changes in results for each of our segments included in continuing operations.

ADT Worldwide

Net revenue, goodwill and intangible asset impairments, operating income and operating margin for ADT Worldwide for the years ended September 25, 2009, September 26, 2008 and September 28, 2007 were as follows ($ in millions):

	2009	2008	2007
Revenue from product sales	$2,226	$2,668	$2,542
Service revenue	4,789	5,063	4,746
Net revenue	$7,015	$7,731	$7,288
Goodwill and intangible asset impairments	$ 635	$ 1	$ 52
Operating income	233	906	817
Operating margin	—[1]	11.7%	11.2%

(1) Certain operating margins have not been presented as management believes such calculations are not meaningful.

Net revenue by geographic area for ADT Worldwide for the years ended September 25, 2009, September 26, 2008, September 28, 2007 was as follows ($ in millions):

	2009	2008	2007
North America	$4,170	$4,218	$4,094
Europe, Middle East and Africa	1,834	2,355	2,214
Rest of World	1,011	1,158	980
	$7,015	$7,731	$7,288

Net revenue for ADT Worldwide decreased $716 million, or 9.3%, during 2009 as compared to 2008. This decrease was primarily driven by the unfavorable impact of changes in foreign currency exchange rates of $590 million. Revenue was positively affected by $152 million for the net impact of acquisitions and divestitures. Revenue from product sales decreased 16.6% and service revenue decreased 5.4%. Revenue from product sales includes sales and installation of electronic security and other systems. Service revenue is comprised of electronic security services and maintenance, including the monitoring of burglar alarms, fire alarms and other life safety systems as well as services related to retailer anti-theft systems. Approximately 55% of ADT's total net revenue is contractual and is considered recurring revenue. Recurring revenue declined 3.6% during 2009 primarily as a result of changes in foreign currency exchange rates which unfavorably impacted recurring revenue by 7.5% offset by growth in North America and Asia. Systems installation and service revenue declined 15.3% partially due to a result of changes in foreign currency exchange rates, which unfavorably impacted system installation and service revenue by 8.3%, and lower sales volume due to continued weakness in the commercial markets, including the retailer end market. Geographically, revenue in North America decreased $48 million, or 1.1%, resulting from reduced spending primarily in the commercial markets, including the retailer end market. Revenue in EMEA decreased $521 million, or 22.1%, largely as a result of foreign currency exchange rates, which had an unfavorable impact of $323 million. The remaining decrease in EMEA was primarily a result of a decline in systems installation and service revenue due to a slowdown in the commercial markets, including the retailer end market. Revenue declined $147 million, or 12.7%, in the Rest of World geographies, which was primarily due to the unfavorable impact of changes in foreign currency exchange rates of $219 million partially offset by growth in Asia and Latin America.

Attrition rates for customers in our ADT Worldwide business increased over the prior year to 13.4% on a trailing 12-month basis for 2009, as compared to 12.9% for 2008 and 12.3% in 2007. The increased attrition was primarily due to adverse market conditions in the United Kingdom, Continental Europe, South Africa, Asia and Australia.

Operating income in 2009 decreased $673 million as compared to 2008. Based on the deterioration in the commercial markets, including the retailer end market discussed above, the Company recorded a goodwill impairment charge of $613 million related to its ADT EMEA reporting unit and intangible asset impairment charges of $22 million related to certain franchise rights within North America during the second quarter of 2009. The decrease is also related to the unfavorable impact of changes in foreign currency exchange rates of $44 million. The decrease was further driven by the decline in sales volume as well as an increase in bad debt charges, both as a result of the weakness experienced in the commercial markets, including the retailer end market, and the current adverse global economic conditions. Additionally, advertising costs increased which adversely affected operating income. Operating income was negatively impacted by restructuring, asset impairment and divestiture charges of $87 million in 2009. Operating income in 2008 included restructuring charges of $94 million and expenses of $51 million primarily to convert customers from analog to digital signal transmission in North America. There were no charges related to converting customers to digital signal during 2009. The decline in operating income was partially offset by savings realized through cost containment and restructuring actions.

Net revenue for ADT Worldwide increased $443 million, or 6.1%, during 2008, with product revenue up 5.0% and service revenue up 6.7%, as compared to 2007. Approximately 50% of ADT's total net revenue is contractual and is considered recurring revenue. Overall, recurring revenue grew 7.2% during 2008 while systems installation and service revenue grew 4.9%. Geographically, North America grew 3%, resulting largely from growth in recurring revenue which was partially offset by weakness in the retailer end market. The North America net revenue increase also includes the impact of acquisitions, which contributed $53 million. The year-over-year net revenue increase in North America was partially offset by weakness in the retailer end market during the fourth quarter of 2008. Revenue in the EMEA region increased $141 million, or 6.4%, as a result of foreign currency exchange rates which had a favorable impact of $142 million. This increase was partially offset by a decline in systems installation and service revenue due to weakness in the retailer end market as well as commercial softness primarily in the United Kingdom. The 18.2% revenue growth in the Rest of World geographies was primarily driven by growth in both recurring revenue and contracting across all regions. The Rest of the World increase included the favorable impact of changes in foreign currency exchange rates of $30 million. Overall, the ADT Worldwide net revenue increase included the favorable impact of changes in foreign currency exchange rates of $204 million. The net impact of acquisitions, divestitures, and other activity positively affected revenue by $27 million.

Operating margin in ADT Worldwide increased to 11.7% in 2008 from 11.2% in 2007. North America is one of the most profitable geographic areas for ADT Worldwide with 2008 and 2007 operating margin of 15.8% and 16.9%, respectively. Margins in North America were negatively impacted by $57 million of restructuring and asset impairments in 2008 compared to $6 million in 2007. Restructuring charges in 2008 include $58 million relating to the reacquisition of certain franchise rights that were deemed to be unfavorable to the Company. There were no charges related to the reacquisition of franchise rights in 2007. In addition, North America incurred $48 million and $12 million to convert customers from analog to digital signal transmissions in 2008 and 2007, respectively. North America operating margins benefited from growth in recurring revenue partially offset by declines in the retailer end market. ADT EMEA had 2008 and 2007 operating margin of 5.0% and 2.5%, respectively. EMEA's operating income included $34 million of restructuring and impairments in 2008 compared with $67 million in 2007. EMEA margins benefited from reduced costs as a result of the restructuring program, which was partially offset by volume decreases as discussed above.

Operating income in 2008 increased $89 million, or 10.9%, as compared to 2007. Factors that positively impacted operating income included increased volume, particularly our higher margin recurring revenue, operational efficiencies, including those achieved from restructuring activities in Europe, lower depreciation and amortization expense and lower long-lived asset impairment charges. The decrease in depreciation and amortization expense occurred primarily in North America and resulted from changes to the depreciation method and estimated useful lives for pooled subscriber assets and changes to the estimated useful lives of dealer intangible assets. The reduction in depreciation and amortization expense was partially offset by increased net expenses of $51 million, which primarily related to converting customers from analog to digital signal transmissions in North America. Results for 2007 include goodwill impairment charges due to the reorganization of our management and segment reporting structure following the Separation.

Flow Control

Net revenue, operating income and operating margin for Flow Control for the years ended September 25, 2009, September 26, 2008 and September 28, 2007 were as follows ($ in millions):

	2009	2008	2007
Revenue from product sales	$3,580	$4,201	$3,618
Service revenue	270	217	148
Net revenue	$3,850	$4,418	$3,766
Operating income	$ 518	$ 618	$ 457
Operating margin	13.5%	14.0%	12.1%

Net revenue for Flow Control decreased $568 million, or 12.9%, in 2009 as compared to 2008. The decrease in net revenue was primarily driven by the unfavorable impact of changes in foreign currency exchange rates of $462 million. Revenue also decreased due to reduced volume in the water business and reduced project activity in the energy end market of the thermal controls business. The decrease in revenue was partially offset by an increase in the valves business primarily from the energy end market in EMEA. The net impact of acquisitions and divestitures unfavorably impacted net revenue by $3 million in 2009 and favorably impacted net revenue by $16 million in 2008.

Operating income decreased $100 million, or 16.2%, in 2009 as compared to 2008. The decrease in operating income was primarily due to the unfavorable impact of changes in foreign currency exchange rates of $73 million as well as decreased volume in the water businesses discussed above offset by margin improvements in the valves business. Margins were also negatively impacted by restructuring, asset impairment and divestiture charges of $29 million. Additionally, management estimates that $5 million of additional charges resulting from restructuring actions were incurred during 2009. Restructuring, asset impairment and divestiture charges were $8 million in 2008. Additionally, selling, general and administrative expenses in 2008 included an environmental remediation charge of $6 million related to the closure of a facility in North America. The decline in operating income was partially offset by savings realized through cost containment and restructuring actions.

Net revenue for Flow Control increased $652 million, or 17.3%, in 2008 as compared to 2007. The increase in net revenue was largely driven by volume growth from continued strength in the valves and thermal businesses, and to a lesser extent, the water business. The increase in the valves business was primarily driven by project growth in the oil and gas industry while the thermal business benefited primarily from strong project growth coupled with increased selling prices. While revenue within the water business increased year-over-year, project activity declined during the second half of 2008, primarily in Australia. Favorable changes in foreign currency exchange rates positively impacted revenue by $314 million. The net impact of acquisitions, divestitures and other activity positively affected revenue by $6 million.

Operating income increased $161 million, or 35.2%, in 2008 as compared to 2007 primarily from revenue growth, as well as volume efficiencies. Flow Control incurred restructuring, asset impairment and divestiture charges, net of $8 million, compared to $28 million in 2007. Additionally, selling, general and administrative expenses in 2008 included an environmental remediation charge of $6 million related to the closure of a facility in North America as compared to no charges in 2007.

Fire Protection Services

Net revenue, goodwill and intangible asset impairments, operating income and operating margin for Fire Protection Services for the years ended September 25, 2009 September 26, 2008 and September 28, 2007 were as follows ($ in millions):

	2009	2008	2007
Revenue from product sales	$1,751	$2,013	$1,982
Service revenue	1,677	1,826	1,744
Net revenue	$3,428	$3,839	$3,726
Goodwill and intangible asset impairments	$ 180	$ 9	$ —
Operating income	68	325	283
Operating margin	—(1)	8.5%	7.6%

(1) Certain operating margins have not been presented as management believes such calculations are not meaningful.

Net revenue for Fire Protection Services decreased $411 million, or 10.7%, during 2009 as compared to 2008. This decrease was primarily due to the impact of unfavorable changes in foreign currency exchange rates of $294 million. Additionally, revenue declined due to the continued weakness in the commercial market and current adverse global economic conditions. Revenue from product sales includes sales and installation of fire protection and other systems. Service revenue consists of inspection, maintenance, service and monitoring of fire detection and suppression systems. Geographically, revenue in our international fire businesses decreased by $294 million largely due to the impact of unfavorable changes in foreign currency exchange rates discussed above as well as the continued weakness in the European commercial markets. Additionally, revenue in our North America SimplexGrinnell business decreased by $116 million primarily due to a decline in systems installation and upgrade activity in the sprinkler business.

Operating income decreased $257 million during 2009 as compared to 2008. The decrease was primarily due to a $180 million goodwill impairment in EMEA recorded during 2009 compared to a $9 million goodwill impairment in Latin America recorded during 2008. The decrease was further driven by the decline in sales volume discussed above as well as an increase in bad debt charges, both as a result of the weakness experienced in the commercial markets and the current adverse global economic conditions. There were restructuring, asset impairment and divestiture charges of $45 million in 2009 as compared to $25 million in 2008. Additionally, operating income decreased due to the unfavorable impact of changes in foreign currency exchange rates of $9 million. The decline in operating income was partially offset by savings realized through cost containment and restructuring actions.

Net revenue for Fire Protection Services increased $113 million, or 3.0%, during 2008 as compared to 2007, driven by increases in both product sales and service revenues. This increase in product sales was aided by foreign currency exchange rates, which had a favorable impact of $74 million. The increase in service revenue related to growth in service work and sprinkler contracting in North America and Asia primarily as a result of an increase in demand from the education and healthcare industries in North America and commercial expansion in the Asia region. Additionally, changes in foreign currency exchange rates had a favorable impact of $60 million on service revenue. The increase was partially offset by reduced revenue in EMEA and Australia/New Zealand primarily due to a decline in contracting revenue as a result of a strategic initiative to be more selective in our pursuit of contracts. Additionally, the net revenue increase was partially offset due to the planned exit of low performing non-core activities in Latin America and Asia. Overall, the Fire Protection Services net revenue increase included the favorable impact of changes in foreign currency exchange rates of $134 million.

Operating income increased $42 million, or 14.8%, during 2008 as compared to 2007 resulting largely from increased volume and improved margins, primarily in North America, and to a lesser extent, Asia and EMEA. The increase in operating income during 2008 was partially offset by $25 million of restructuring, asset impairment and divestiture charges. Also, operating income was unfavorably impacted by $9 million due to a goodwill impairment in the Latin America reporting unit.

Electrical and Metal Products

Net revenue, goodwill and intangible asset impairments, operating income and operating margin for Electrical and Metal Products for the years ended September 25, 2009, September 26, 2008 and September 28, 2007 were as follows ($ in millions):

	2009	2008	2007
Revenue from product sales	$1,389	$2,266	$1,970
Service revenue	3	6	4
Net revenue	$1,392	$2,272	$1,974
Goodwill and intangible asset impairments	$ 935	$ —	$ —
Operating (loss) income	(940)	342	159
Operating margin	—(1)	15.1%	8.1%

(1) Certain operating margins have not been presented as management believes such calculations are not meaningful.

Net revenue for Electrical and Metal Products decreased $880 million, or 38.7%, in 2009 as compared to 2008. The decrease in revenue was primarily due to lower volume and selling prices of steel products largely resulting from a decline in the commercial market in North America. Lower volume and selling prices for armored cable products also contributed to the decline. Changes in foreign currency exchange rates had an unfavorable impact of $52 million. The net impact of acquisitions and divestitures negatively affected revenue by approximately $31 million.

Operating income decreased $1.3 billion in 2009 as compared to 2008. Based on the sales volume decrease as well as the significant decline in the price of steel, the Company recorded a goodwill impairment charge of $935 million during the second quarter of 2009. There was no goodwill impairment recorded during 2008. The decrease in operating income also related to volume declines as well as lower spreads for steel products. Spreads for steel products continued to decline as a direct result of higher raw material costs and lower selling prices. Lower restructuring and divestiture charges incurred in 2009 as compared to similar charges incurred in 2008 partially offset the decline in operating income discussed above. Results for 2009 included restructuring and divestiture charges of $21 million as compared to $43 million for 2008. Additionally, management estimates that $1 million of additional charges resulting from restructuring actions were incurred during 2009.

Net revenue for Electrical and Metal Products increased $298 million, or 15.1%, in 2008 as compared to 2007. The increase in net revenue was largely driven by selling price increases for steel tubular products and to a lesser extent armored cable products partially offset by decreased sales volume for both products. Changes in foreign currency exchange rates had a favorable impact of $44 million.

Operating income increased $183 million, or 115.1%, in 2008 as compared to 2007. The increase in operating income was primarily due to favorable spreads on both steel tubular and armored cable products. Income generated by higher selling prices for both steel tubular and armored cable products were partially offset by decreased sales volume for both products. Operational excellence initiatives resulted in reductions in production cost rates for both steel tubular and armored cable products. The increase in operating income during 2008 was partially offset by $43 million of restructuring, asset impairment and divestiture charges, as compared to $7 million in 2007.

Safety Products

Net revenue, goodwill and intangible asset impairments, operating income and operating margin for Safety Products for the years ended September 25, 2009, September 26, 2008 and September 28, 2007 were as follows ($ in millions):

	2009	2008	2007
Revenue from product sales	$1,536	$1,916	$1,704
Service revenue	16	18	15
Net revenue	$1,552	$1,934	$1,719
Goodwill and intangible asset impairments	$ 955	$ —	$ 7
Operating (loss) income	(789)	284	274
Operating margin	—(1)	14.7%	15.9%

(1) Certain operating margins have not been presented as management believes such calculations are not meaningful.

Net revenue for Safety Products decreased $382 million, or 19.8%, during 2009 as compared to 2008. The decrease is primarily related to reduced volume in our fire suppression business, life safety and electronic security businesses, which continued to be impacted by the soft economic conditions. The remaining decrease is related to the unfavorable impact of changes in foreign currency exchange rates of $122 million. The decrease in our fire suppression business was primarily due to reduced spending in the commercial construction market. The decrease in the life safety business was primarily due to reduced municipal spending. The electronic security business decrease was primarily due to the slow down in the retail sector, as retail capital projects and new store openings were canceled or delayed.

Operating income decreased $1.1 billion in 2009 as compared to 2008. The decline is primarily attributable to goodwill and intangible impairment charges of $955 million recorded during the quarter ended March 27, 2009 as a result of the continued slowdown in the commercial and retail markets. As discussed above, decreased sales volume within the fire suppression, life safety and electronic security businesses also negatively impacted operating income. Operating income was negatively impacted by restructuring, asset impairment and divestiture charges of $46 million during 2009. Additionally, management estimates that $9 million of additional charges resulting from restructuring actions were incurred during 2009. The same period in the prior year included $73 million of restructuring and asset impairment charges. Operating income also decreased by $18 million due to unfavorable changes in foreign currency exchange rates. Operating income was also negatively impacted by a charge of $8 million relating to the amount of depreciation and amortization expense that would have been recorded had a business that was previously classified as held for sale been continuously classified as held and used (see Note 2 to the Consolidated Financial Statements).

Net revenue for Safety Products increased $215 million, or 12.5%, during 2008 as compared to 2007 primarily from strong performance in the fire suppression, and to a lesser extent electronic security and life safety businesses. The increase in the fire suppression business was driven by continued growth in the energy and marine sectors, favorable product mix and increased selling prices to offset increasing raw material costs. The increase in the life safety business was primarily driven by growth in North America as a result of increased spending by fire departments and from increased selling prices. The increase in the electronic security business was partially due to higher volume and new product introductions primarily related to casinos and schools. Favorable changes in foreign currency exchange rates of $76 million also contributed to the increase in revenue.

Operating income increased $10 million, or 3.6% in 2008 as compared to 2007. The increase in operating income was primarily attributable to increased sales volume along with the impact of cost savings from operational excellence initiatives. The increase in operating income during 2008 was partially offset by $73 million of restructuring, asset impairment, and divestiture charges, net as compared to $29 million in 2007.

Corporate and Other

Corporate expense for 2009 was $43 million higher as compared to the prior year, primarily resulting from a charge of $125 million related to the settlement of legacy securities matters, which was partially offset by $16 million benefit related to a settlement reached with a former executive. Additionally, corporate expense in 2009 included $16 million of restructuring, asset impairment and divestiture charges. Corporate expense for 2008 included net charges of $28 million composed of a $29 million charge for a legacy legal settlement, $4 million of separation costs and $5 million for restructuring, asset impairment and divestiture charges, net, offset by a credit of $10 million for class action settlement recoveries. The remaining decrease in corporate expense is primarily related to cost reduction initiatives and the restructuring program.

Corporate expense for 2008 was $3.2 billion lower as compared to the prior year, primarily resulting from various charges in 2007, including the class action settlement charge of $2.862 billion, separation costs of $117 million and net restructuring and asset impairment charges of $40 million primarily related to the consolidation of certain headquarter functions. Corporate expense for 2008 included net charges of $28 million composed of a $29 million charge for a legacy legal settlement, $4 million of separation costs and $5 million for restructuring, asset impairment and divestiture charges, net, offset by a credit of $10 million for class action settlement recoveries. The remaining decrease in corporate expense is primarily related to cost reduction initiatives and the restructuring program.

Legal Settlements

In the first half of fiscal 2009, the Company settled a number of legal matters stemming from alleged violations of federal securities laws committed by former senior management, including several lawsuits from plaintiffs that had opted out of the June 2007 class action settlement, for an aggregate amount of approximately $90 million. Pursuant to the Separation and Distribution Agreement, the Company's share of this amount was approximately $24 million, with Covidien and Tyco Electronics responsible for approximately $38 million and $28 million, respectively.

During the second quarter of 2009, the Company concluded that its best estimate of probable loss for its unresolved legacy securities matters was $375 million. Due to the fact that any payments ultimately made in connection with these matters would be subject to the sharing provisions of the Separation and Distribution Agreement, the Company also recorded receivables from Covidien and Tyco Electronics in the amounts of $158 million and $116 million, respectively. As a result, the Company recorded a net charge of $101 million during the quarter ended March 27, 2009 in selling, general, and administrative expenses related to these unresolved matters.

In the second half of fiscal 2009, the Company agreed to settle with all of the remaining plaintiffs that had opted-out of the class action settlement as well as plaintiffs who had brought ERISA related claims for a total of $271 million. Pursuant to the Separation and Distribution Agreement, the Company's share of the settlement amount was approximately $73 million, with Covidien and Tyco Electronics responsible for approximately $114 million and $84 million, respectively. This settlement activity did not result in the Company recording a charge to its Consolidated Statements of Operations as the Company had established a reserve for its best estimate of the amount of loss during the second quarter of 2009 as discussed above. The Company continues to believe that the accrual remaining as of September 25, 2009 is its best estimate for the remaining unresolved claims. Although the Company has reserved its best estimate of probable loss, related to unresolved legacy securities claims, their ultimate resolution could differ from the estimate and could have a material adverse effect on the Company's financial position, results of operations or cash flows.

Interest Income and Expense

Interest income was $44 million in 2009, as compared to $110 million and $104 million in 2008 and 2007, respectively. The decrease in interest income in 2009, and the increase in interest income in 2008, is primarily related to $47 million of interest earned on funds held in escrow prior to settlement of the class action during 2008 and lower investment yields during 2009.

Interest expense was $301 million in 2009, as compared to $396 million in 2008 and $313 million in 2007. The decrease in interest expense in 2009 primarily relates to interest on the class action settlement liability of $47 million and cost related to our bridge loan of $48 million in 2008. The increase in interest expense in 2008 was a result of $47 million of interest on funds held in escrow related to the class action settlement liability, and increased costs related to our bridge loan and revolving credit facilities.

The weighted-average interest rate on total debt outstanding as of September 25, 2009, September 26, 2008 and September 28, 2007 was 6.6%, 6.2% and 6.3%, respectively.

In 2007, net interest amounts were proportionally allocated to Covidien and Tyco Electronics based on the debt amounts that we believe were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred, and is included in discontinued operations. Allocated net interest was calculated using our historical weighted-average interest rate on debt, including the impact of interest rate swap agreements. The portion of Tyco's interest income allocated to Covidien and Tyco Electronics was $35 million during 2007. The portion of Tyco's interest expense allocated to Covidien and Tyco Electronics was $242 million during 2007.

Other Expense, Net

Other expense, net was $7 million in 2009 compared to $224 million in 2008 and $255 million in 2007. Other expense, net in 2009 primarily relates to a $14 million charge recorded as a result of a decrease in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement, which was partially offset by income of $5 million relating to a gain on derivative contracts used to economically hedge the foreign currency risk related to the Swiss franc denominated dividends.

Other expense, net during 2008, includes $258 million on extinguishment of debt related to the consent solicitation and exchange offers and termination of the bridge loan facility offset by income of $6 million recorded in connection with the settlement of its 3.125% convertible senior debentures and related financial instruments. See Notes 12 and 14 to the Consolidated Financial Statements. We also recorded other-than-temporary impairments and realized losses on the sale of investments of $6 million related primarily to investments in corporate debt. See Note 9 to the Consolidated Financial Statements. Additionally, we recorded $40 million of income as a result of an increase in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement in connection with the adoption of the guidance pertaining to the accounting for uncertain income taxes. We also recorded $6 million of expense for other activity in accordance with the Tax Sharing Agreement during 2008.

During 2007, other expense, net consisted primarily of a $259 million loss on early extinguishment of debt incurred in connection with debt tender offers undertaken in connection with the Separation, for which no tax benefit is available. This charge consists primarily of premiums paid and the write-off of unamortized debt issuance costs and discounts. The total loss on early extinguishment of debt was

$647 million, with $259 million included in continuing operations and $388 million allocated to Covidien and Tyco Electronics and included in discontinued operations.

Income Taxes

Effective Income Tax Rate

The effective income tax rate for 2009 is not meaningful primarily as a result of the loss driven by the goodwill impairment charges of $2.6 billion, for which almost no tax benefit is available. Our effective income tax rate was 23.4% for 2008. Income taxes during 2008 were positively impacted by increased profitability in lower tax rate jurisdictions and release of deferred tax valuation allowances partially offset by enacted tax law changes that negatively impacted the non-U.S. deferred tax assets. The effective tax rate for 2007 is not meaningful primarily as a result of the class action settlement charge, net of $2.862 billion and the loss on early extinguishment of debt of $259 million for which no tax benefit is available. Additionally, taxes for 2007 were negatively impacted by tax costs related to the Separation and were favorably impacted by the release of a deferred tax valuation allowance related to non-U.S. tax rulings received during the period and reduced reserve requirements on certain legacy tax matters.

The valuation allowance for deferred tax assets of $791 million and $742 million as of September 25, 2009 and September 26, 2008, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The valuation allowance was calculated and recorded when we determined that it was more-likely-than-not that all or a portion of our deferred tax assets would not be realized. We believe that we will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheets.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these liabilities in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. Substantially all of these potential tax liabilities are recorded in other liabilities in the Consolidated Balance Sheets as payment is not expected within one year.

Other Income Tax Matters

In connection with the spin-offs of Covidien and Tyco Electronics from Tyco, Tyco entered into a Tax Sharing Agreement that governs the rights and obligations of each party with respect to certain pre-Separation income tax liabilities. More specifically, Tyco, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from adjustments made by tax authorities to Tyco's, Covidien's and Tyco Electronics' U.S. and certain non-U.S. income tax returns. All costs and expenses associated with the management of these shared tax liabilities are shared equally among the parties. Consistent with the sharing provisions of the Tax Sharing Agreement, Tyco had a net receivable from Covidien and Tyco Electronics of $98 million and $126 million as of September 25, 2009 and September 26, 2008, respectively. In addition, as of both September 25, 2009 and September 26, 2008, Tyco had a recorded liability of $554 million representing the fair value of Tyco's obligations under the Tax Sharing Agreement.

Tyco and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest have been assessed as uncertain income tax positions and recorded as appropriate.

For a detailed discussion of contingencies related to Tyco's income taxes, see Note 6 to the Consolidated Financial Statements.

Divestitures

We have continued to assess the strategic fit of our various businesses and we will pursue divestiture of businesses that do not align with our long-term strategy.

Held for Sale and Reflected as Continuing Operations

During the fourth quarter of 2009, we approved a plan to sell a business in our ADT Worldwide segment. This business has been classified as held for sale; however, its results of operations are presented in continuing operations as the criteria for discontinued operations have not been met. We have assessed and determined that the carrying value of this business is recoverable and will continue to assess recoverability based on current fair value, less cost to sell, until the business is sold. Fair value used for the impairment assessment was based on existing market conditions. We expect to complete the sale during fiscal 2010.

During the third quarter of 2008, we approved a plan to sell a business in the Safety Products segment. This business had been classified as held for sale in our historical Consolidated Balance Sheets. During the second quarter of 2009, due to a change in strategy by management, we decided not to sell the business. As a result, the business no longer satisfied the requirements to be classified as held for sale in our Consolidated Balance Sheet as of March 27, 2009. Accordingly, the Consolidated Balance Sheet as of September 26, 2008 was recast to reclassify the business from held for sale to held and used. We measured the business at the lower of its (i) carrying amount before it was classified as held for sale, adjusted for depreciation and amortization expense that would have been recognized had the business been continuously classified as held and used, or (ii) fair value at the date the decision not to sell was made. We recorded a charge of $8 million in the second quarter of 2009 relating to the amount of depreciation and amortization expense that would have been recorded had the asset been continuously classified as held and used.

Discontinued Operations

As previously reported in our periodic filings, in July 2008, we substantially completed the sale of our Infrastructure Services business, which met the criteria to be presented as discontinued operations. In order to complete the sale of Earth Tech Brasil Ltda. ("ET Brasil") and Earth Tech UK businesses and certain assets in China, we were required to obtain consents and approvals to transfer the legal ownership of the business and assets. On January 22, 2009, we received the necessary consents and approvals to transfer the legal ownership of our ET Brasil business to Carioca Christiani-Nielsen Engenharia S.A. and received cash proceeds of $13 million. During the fourth quarter of 2008, we sold our Earth Tech UK business and received net cash proceeds of $53 million. However, the gain was deferred until receipt of the necessary consents and approvals. On May 12, 2009, we received the necessary consents and approvals to transfer the legal ownership of our Earth Tech UK business to AECOM Technologies Corporation ("AECOM") and realized the deferred gain in our Consolidated Statements of Operations during the third quarter of 2009. Furthermore, on February 27, 2009, we received the necessary consents to transfer certain of the China assets and received cash proceeds of $18 million. On May 8, 2009, we received the necessary consents to transfer additional China assets and received cash proceeds of $6 million. On July 2, 2009 we received the necessary consents and approvals to transfer the remaining assets in China and received cash proceeds of $24 million. As a result of the fiscal 2009 dispositions, a net pre-tax gain of $33 million was recorded in income from discontinued operations, net of income taxes in our Consolidated Statements of Operations for the year ended September 25, 2009.

During 2008, we sold our Empresa de Transmissao de Energia do Oeste Ltda. ("ETEO") business, Ancon Building Products ("Ancon") business, Nippon Dry-Chemical Co., Ltd. ("NDC") business, and a European manufacturer of public address products and acoustic systems. As discussed above, we substantially completed the sale of our Infrastructure Services Business, during the fourth quarter of 2008. These businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented.

In May 2008, we sold 100% of the stock of ETEO, a Brazilian subsidiary of our Infrastructure Services business for $338 million of net cash proceeds and recorded a pre-tax gain of $232 million, including the effects of the economic hedge of the purchase price discussed below. The gain was recorded in income from discontinued operations, net of income taxes in our Consolidated Statements of Operations for the year ended September 26, 2008. ETEO was part of our Corporate and Other segment. During September 2007, we entered into an economic hedge of the Brazilian Real denominated contractual sale price of the ETEO business. Since the hedging transaction was directly linked to the proceeds from the sale of a business that was reflected in discontinued operations, we began including the impact of the hedge in discontinued operations during the first quarter of 2008. During the third quarter of 2008, we incurred a pre-tax loss of $36 million on this hedge. The impact of the hedge in 2007 was not material.

Additionally in fiscal year 2008, we settled a contract dispute arising under our former Infrastructure Services business. In connection with the settlement, we assessed our assets under the original contract and concluded the assets were no longer recoverable, resulting in a $51 million charge to discontinued operations.

During April 2008, we sold Ancon, a manufacturer of stainless steel products used in masonry construction. Ancon was part of our Corporate and Other segment. The sale was completed for $164 million in net cash proceeds and a pre-tax gain of $100 million was recorded which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in our Consolidated Statements of Operations for the year ended September 26, 2008. During the fourth quarter of 2008, we received an additional $6 million of proceeds related to the sale of Ancon.

During February 2008, we sold NDC, a company in the Japanese fire protection industry. NDC was part of our Fire Protection Services and Safety Products segments. The sale was completed for $50 million in net cash proceeds and a pre-tax gain of $7 million was recorded. The gain was recorded in income from discontinued operations, net of income taxes in our Consolidated Statements of Operations for the year ended September 26, 2008.

During January 2008, we sold a European manufacturer of public address products and acoustic systems, which was part of our Fire Protection Services segment and recorded an $8 million pre-tax loss on sale. The loss was recorded in income from discontinued operations, net of income taxes in our Consolidated Statements of Operations.

During the first quarter of 2007, Aquas Industriales de Jose, C.A. ("AIJ"), a joint venture that was majority owned by Infrastructure Services, was sold for $42 million in net cash proceeds and a pre-tax gain of $19 million was recorded. The gain was recorded in discontinued operations, net of income taxes in our Consolidated Statements of Operations. AIJ was part of our Corporate and Other segment.

During the third quarter of 2007, we completed the Separation and have presented our Healthcare and Electronics businesses as discontinued operations in all periods presented.

In each period prior to the Separation, net interest and loss on early extinguishment of debt, which is included in other expense, net in the Consolidated Statements of Operations, amounts were proportionally allocated to Covidien and Tyco Electronics based on the debt amounts that we believe were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred. Allocated net interest was calculated using our historical weighted-average interest rate on debt including the impact of interest rate swap agreements. These allocated amounts were included in discontinued operations. During 2007, allocated interest income, interest expense and other expense, net was $35 million, $242 million and $388 million, respectively. During 2007, we incurred pre-tax separation costs related primarily to professional services and employee-related costs of $154 million and $289 million, respectively, in discontinued operations.

Additionally, the year ended September 28, 2007 includes tax charges related to the Separation primarily for the write-off of deferred tax assets that are no longer realizable of $88 million in discontinued operations.

We have used available information to develop our best estimates for certain assets and liabilities related to the Separation. In limited instances, final determination of the balances will be made in subsequent periods. During the year ended September 28, 2007, $72 million was recorded through shareholders' equity, primarily related to a cash true-up adjustment of $57 million and $15 million of other items. During the year ended September 26, 2008, $70 million of other items were recorded through shareholders' equity. During the year ended September 25, 2009, $43 million was recorded through shareholders' equity, $9 million of which related to a pre-Separation income tax filing in a non-U.S. jurisdiction and $34 million of other items. The other items discussed above, which aggregate $119 million, reflect immaterial adjustments to shareholders' equity which were recorded to correct the distribution amount at the date of Separation. Adjustments in the future for the impact of filing final income tax returns in certain jurisdictions where those returns include a combination of our, Covidien and/or Tyco Electronics legal entities and for certain amended income tax returns for the periods prior to the Separation may be recorded to either shareholders' equity or the Consolidated Statements of Operations depending on the specific item giving rise to the adjustment.

Acquisitions

During the year ended September 25, 2009, cash paid for acquisitions totaled $50 million, which primarily related to the acquisition of Vue Technology, Inc., a provider of radio frequency identification ("RFID") technology, by our Safety Products segment.

During the year ended September 26, 2008, cash paid for acquisitions totaled $401 million, which primarily related to the acquisition of Winner Security Services LLC ("Winner"), Sensormatic Security Corp. ("SSC") and First Service Security ("FirstService").

During 2007, cash paid for acquisitions totaled $31 million, primarily within our ADT Worldwide, Safety Products and Flow Control segments.

These acquisitions were funded utilizing cash from operations. The results of operations of the acquired companies have been included in Tyco's consolidated results from the respective acquisition dates. These acquisitions did not have a material effect on the Company's financial position, results of operations or cash flows.

For a detailed discussion of acquisitions, see Note 4 to the Consolidated Financial Statements.

Critical Accounting Policies and Estimates

The preparation of Consolidated Financial Statements in conformity with GAAP requires management to use judgment in making estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses. The following accounting policies are based on, among other things, judgments and assumptions made by management that include inherent risks and uncertainties. Management's estimates are based on the relevant information available at the end of each period.

Depreciation and Amortization Methods for Security Monitoring-Related Assets—Tyco generally considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the month and year of acquisition.

Effective as of the beginning of the third quarter of 2007, Tyco changed the depreciation method and estimated useful life used to account for pooled subscriber system assets (primarily in North America) and related deferred revenue from the straight-line method with lives ranging from 10 to 14 years to an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 160% to 195% for residential subscriber pools and 145% to 265% for commercial subscriber pools and converts to a straight-line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company will continue to use a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

The change in the method and estimated useful life used to account for pooled subscriber system assets and related deferred revenue resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base. All pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems, will continue to be reviewed by the Company at each balance sheet date to assess the continued appropriateness of methods and estimated useful lives.

Effective as of the beginning of the third quarter of 2007, Tyco also changed the estimated useful life of dealer intangibles in geographical areas comprising approximately 90% of the net carrying value of dealer intangibles from 12 to 15 years. The Company continues to amortize dealer intangible assets on an accelerated basis. The change in the estimated useful life used to account for dealer intangibles resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base.

Attrition rates for customers in our ADT Worldwide business were 13.4%, 12.9% and 12.3% on a trailing 12-month basis for 2009, 2008 and 2007, respectively.

Revenue Recognition—Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The risk of this methodology is its dependence upon estimates of costs at completion, which are subject to the uncertainties inherent in long-term contracts. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. If estimates are inaccurate, there is risk that our revenue and profits for the period may be overstated or understated.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Loss Contingencies—Accruals are recorded for various contingencies including legal proceedings, self-insurance and other claims that arise in the normal course of business. The accruals are based on judgment, the probability of losses and, where applicable, the consideration of opinions of internal and/or external legal counsel and actuarially determined estimates. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Income Taxes—In determining income for financial statement purposes, we must make certain estimates and judgments. These estimates and judgments affect the calculation of certain tax liabilities and the determination of the recoverability of certain of the deferred tax assets, which arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In evaluating our ability to recover our deferred tax assets we consider all available positive and negative evidence including our past operating results, the existence of cumulative losses in the most recent years and our forecast of future taxable income. In estimating future taxable income, we develop assumptions including the amount of future pre-tax operating income, the reversal of temporary differences and the implementation of feasible and prudent tax planning strategies. These assumptions require significant judgment about the forecasts of future taxable income and are consistent with the plans and estimates we are using to manage the underlying businesses.

We currently have recorded significant valuation allowances that we intend to maintain until it is more-likely-than-not the deferred tax assets will be realized. Our income tax expense recorded in the future may be reduced to the extent of decreases in our valuation allowances. The realization of our remaining deferred tax assets is primarily dependent on future taxable income in the appropriate jurisdiction. Any reduction in future taxable income including but not limited to any future restructuring activities may require that we record an additional valuation allowance against our deferred tax assets. An increase in the valuation allowance could result in additional income tax expense in such period and could have a significant impact on our future earnings.

Changes in tax laws and rates could also affect recorded deferred tax assets and liabilities in the future. Management is not currently aware of any such changes that would have a material effect on the Company's financial condition, results of operations or cash flows.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. We recognize potential liabilities and record tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. We adjust these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from our current estimate of the tax liabilities. If our estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities would result in tax benefits being recognized in the period when we determine the liabilities are no longer necessary.

Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur. In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors which require judgment in applying them to the analysis of goodwill and indefinite-lived intangible assets for impairment. Since judgment is involved in performing fair value measurements used in goodwill and indefinite-lived intangible assets impairment analyses, there is risk that the carrying values of our goodwill or indefinite-lived intangible assets may be overstated.

We elected to make the first day of the fourth quarter the annual impairment assessment date for all goodwill and indefinite-lived intangible assets. In the first step of the goodwill impairment test, the Company compares the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company's future budgets discounted using the market participants' weighted-average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of reporting unit goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of a reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Long-Lived Assets—Assets held and used by the Company, including property, plant and equipment and amortizable intangible assets, are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairments to long-lived assets to be disposed of are recorded based upon the fair value less cost to sell of the applicable assets. The calculation of the fair value of long-lived assets is based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates, reflecting varying degrees of perceived risk. Since judgment is involved in determining the fair value and useful lives of long-lived assets, there is a risk that the carrying value of our long-lived assets may be overstated or understated.

Pension and Postretirement Benefits—Our pension expense and obligations are developed from actuarial valuations. Two critical assumptions in determining pension expense and obligations are the discount rate and expected long-term return on plan assets. We evaluate these assumptions at least annually. Other assumptions reflect demographic factors such as retirement, mortality and turnover and are evaluated periodically and updated to reflect our actual experience. Actual results may differ from actuarial assumptions. The discount rate represents the market rate for high-quality fixed income investments and is used to calculate the present value of the expected future cash flows for benefit obligations under our pension plans. A decrease in the discount rate increases the present value of pension benefit obligations. A 25 basis point decrease in the discount rate would increase our present value of pension obligations by approximately $77 million. We consider the current and expected asset allocations of our pension plans, as well as historical and expected long-term rates of return on those types of plan assets, in determining the expected long-term return on plan assets. A 50 basis point decrease in the expected long-term return on plan assets would increase our pension expense by approximately $7 million. For fiscal 2010, we expect that recent declines in interest rates will increase our pension expense, but is not expected to materially increase required contributions.

Liquidity and Capital Resources

On September 30, 2009, Tyco International Finance S.A. ("TIFSA"), issued $500 million aggregate principle amount of 4.125% notes due 2014 (the "2014 notes"), which are fully and unconditionally guaranteed by the Company. TIFSA received net proceeds of approximately $496 million after underwriting discounts and estimated offering expenses.

On January 9, 2009, TIFSA issued $750 million aggregate principle amount of 8.5% notes due on January 15, 2019, which are fully and unconditionally guaranteed by the Company (the "2019 notes"). Additionally, the holders of the 2019 notes have the right to require the Company to repurchase all or a portion of the 2019 Notes on July 15, 2014 at a purchase price equal to 100% of the principal amount of the notes tendered, plus accrued and unpaid interest. Otherwise, the 2019 notes mature on January 15, 2019. TIFSA received net proceeds of approximately $745 million after underwriting discounts and offering expenses.

The net proceeds of the aforementioned offerings may be used for general corporate purposes, which may include repayment of indebtedness, acquisitions, additions to working capital, repurchase of common shares, capital expenditures and investments in the Company's subsidiaries.

In January 2009, TIFSA made a payment of $215 million to extinguish all of its 6.125% notes due 2009. Additionally, in November 2008, TIFSA made a payment of $300 million to extinguish all of its 6.125% notes due 2008.

Additionally, in January 2009, we repaid the entire outstanding balance of $686 million on our revolving credit facilities. As of September 25, 2009, there were no amounts drawn under our revolving credit facilities. As of September 25, 2009, the aggregate available commitment under our senior revolving credit facilities was $1.69 billion, $200 million of which was dedicated to backstop all of our commercial paper outstanding as of such date. We continually monitor developments regarding the availability of funds under our revolving credit facilities. Although there is some risk that financial institutions will fail to perform their contractual obligations, particularly in times of credit market distress, we believe that the lenders under our revolving credit facilities are capable of meeting any borrowing requests we may make for the foreseeable future.

As discussed above, as of September 25, 2009, we had $200 million of commercial paper outstanding. We continue to experience increased availability within the commercial paper markets. Our multi-year revolving credit facilities serve as a backstop to our commercial paper program.

In addition to our available cash and operating cash flows, additional sources of potential liquidity include committed credit lines, our commercial paper program, public debt and equity markets as well as the ability to sell trade accounts receivable. We continue to balance our operating, investing and financing uses of cash through investment in our existing core businesses, strategic acquisitions and divestitures, dividends and share repurchases. We believe our cash position, amounts available under our credit facilities and cash provided by operating activities will be adequate to cover our operational and business needs.

As a result of recent declines in interest rates during 2009, pension costs may increase in fiscal 2010. We will continue to monitor market conditions and assess the impact, if any, on our financial position, results of operations or cash flows. Approximately 100% of our U.S. and more than 95% of our non-U.S. funded pension plans are invested in marketable investments, including publicly-traded equity and fixed income securities. Although we do not believe we will be required to make materially higher cash contributions in the next 12 months, if market conditions worsen, we may be required to make incremental cash contributions under local statutory law.

The sources of our cash flow from operating activities and the use of a portion of that cash in our operations for the years ended September 25, 2009, September 26, 2008 and September 28, 2007 were as follows ($ in millions):

	2009	2008	2007
Cash flows from operating activities:			
Operating (loss) income	$(1,487)	$ 1,941	$(1,732)
Goodwill and intangible asset impairments	2,705	10	59
Non-cash restructuring and asset impairment charges, net	23	36	11
Losses on divestitures	13	—	4
Depreciation and amortization[1]	1,133	1,154	1,148
Non-cash compensation expense	103	99	173
Deferred income taxes	(83)	(94)	(16)
Provision for losses on accounts receivable and inventory	156	135	94
(Gain) loss on the retirement of debt	(2)	258	259
Other, net	61	(124)	(231)
Class action settlement liability	—	(3,020)	2,992
Net change in working capital	142	(646)	(414)
Interest income	44	110	104
Interest expense	(301)	(396)	(313)
Income tax expense	(78)	(335)	(324)
Net cash provided by (used in) operating activities	$ 2,429	$ (872)	$ 1,814
Other cash flow items:			
Capital expenditures, net[2]	$ (696)	$ (706)	$ (643)
Decrease in sale of accounts receivable	10	14	7
Accounts purchased from ADT dealer program	(543)	(376)	(409)
Purchase accounting and holdback liabilities	(2)	(2)	(10)
Voluntary pension contributions	22	4	23

(1) Includes depreciation expense of $617 million, $626 million and $635 million in 2009, 2008 and 2007, respectively, and amortization of intangible assets of $516 million, $528 million and $513 million in 2009, 2008 and 2007, respectively.

(2) Includes net proceeds of $13 million, $28 million and $23 million received for the sale/disposition of property, plant and equipment in 2009, 2008 and 2007, respectively.

The net change in working capital increased operating cash flow by $142 million in 2009. The components of this change are set forth in detail in the Consolidated Statements of Cash Flows. The significant changes in working capital included a $367 million decrease in inventory, a $207 million decrease in accounts receivable, a $106 million decrease in contracts in progress, offset by a $352 million decrease in accounts payable and a $148 million decrease in income taxes, net.

During 2009, we completed the sale of all of our remaining Infrastructure Services businesses for net cash proceeds of $66 million.

We continue to fund capital expenditures to grow our business, improve the cost structure of our businesses, to invest in new processes and technology, and to maintain high quality production standards. The level of capital expenditures in 2010 is expected to exceed spending levels in 2009 and is also expected to exceed depreciation.

During 2009, 2008 and 2007 we paid out $154 million, $187 million and $70 million, respectively, in cash related to restructuring activities. See Note 3 to the Consolidated Financial Statements for further information regarding our restructuring activities.

Income taxes paid, net of refunds, related to continuing operations was $291 million, $501 million, and $649 million in 2009, 2008, and 2007, respectively.

During 2009, 2008 and 2007, Tyco paid $543 million, $376 million and $409 million of cash, respectively, to acquire approximately 512,000, 370,000 and 415,000 customer contracts for electronic security services through the ADT dealer program.

As previously discussed, effective June 29, 2007, we completed the Separation. In connection with the Separation, we paid $68 million and $349 million in Separation costs during 2008 and 2007 respectively. Of these amounts, $36 million and $256 million were included in cash flows from discontinued operating activities, respectively.

During the second quarter of 2008, Tyco released $2,960 million of funds placed in escrow during the third quarter of 2007 as well as $60 million of interest earned on those funds for the benefit of the class as stipulated in the Court's final order related to the class action settlement.

We will continue to divest businesses that do not align with our overall strategy. We expect to use the proceeds from these sales, as well as the cash generated by our operations, to continue to make investments in our businesses that are intended to grow revenue and improve productivity, including our restructuring actions. We expect to also use cash to selectively pursue acquisitions.

Pursuant to our share repurchase program, we may repurchase Tyco shares from time to time in open market purchases at prevailing market prices, in negotiated transactions off the market, or pursuant to an approved 10b5-1 trading plan in accordance with applicable regulations.

Management believes that cash generated by or available to us should be sufficient to fund our capital and liquidity needs for the foreseeable future, including quarterly dividend payments. We intend to continue to repurchase shares under our existing $1.0 billion share repurchase program approved by our Board of Directors on July 10, 2008 depending on credit market conditions, macroeconomic factors and expectations regarding future cash flows.

Capitalization

Shareholders' equity was $12.9 billion or $27.30 per share, as of September 25, 2009, compared to $15.5 billion or $32.76 per share, as of September 26, 2008. Shareholders' equity decreased primarily due to a net loss of $1.8 billion, which was primarily driven by goodwill and intangible asset impairments, dividends declared of $472 million, a $220 million current period change relating to the Company's retirement plans and unfavorable changes in foreign currency exchange rates of $203 million.

Total debt was $4.3 billion as of September 25, 2009 and September 26, 2008, respectively. Total debt as a percentage of capitalization (total debt and shareholders' equity) was 25% as of September 25, 2009 and 22% as of September 26, 2008, respectively.

Our cash balance increased to $2.4 billion as of September 25, 2009, as compared to $1.5 billion as of September 26, 2008. This increase in cash was primarily due to cash generated by the operating segments as well as proceeds from issuance of long-term debt.

Debt Tenders

In connection with the settlement of litigation arising from the Separation related to our public debt, on June 3, 2008 we, along with our finance subsidiary TIFSA, a wholly-owned subsidiary of the Company and successor company to Tyco International Group S.A. ("TIGSA"), a wholly-owned subsidiary of the Company organized under the laws of Luxembourg, consummated consent solicitations and exchange offers related to certain series of debt issued under our 1998 and 2003 indentures. In connection with the exchange offers, we issued $422 million principal amount of 7.0% notes due 2019 in exchange for an equal principal amount of 7.0% notes due 2028 and $707 million principal amount of 6.875% notes due 2021 in exchange for an equal principal amount of 6.875% notes due 2029. In connection with the consent solicitations, holders of our 6.0% notes due 2013, 6.125% notes due 2008, 6.125% notes due 2009, 6.75% notes due 2011, 6.375% notes due 2011, 7.0% notes due 2028 and 6.875% notes due 2029 collectively received consent payments totaling $250 million.

The terms of the consent and exchange offers were evaluated as a debt modification in accordance with the authoritative guidance for debtor's accounting for a modification or exchange of debt instruments, and it was determined that the 7.0% notes due 2028 and the 6.875% notes due 2029 were extinguished because the cash flows of the new bonds as compared to the original bonds were substantially modified. As a result, the new bonds and the 7.0% notes due 2028 and the 6.875% notes due 2029 that were not tendered for exchange were recorded at their fair value upon completion of the exchange offers. In determining fair value, we measured the bonds as if they were an initial issuance to the public. This was done by obtaining effective yield data derived from comparable pricing received from the issuance of bonds with similar ratings and covenants by large public companies.

During the year ended September 26, 2008, in connection with the consent solicitations and exchange offers, we recorded a $222 million charge to other expense, net as a loss on extinguishment of debt. This charge was comprised of the consent payments related to the extinguished bonds (notes due 2028 and 2029), premium on the exchanged bonds which represents the difference between the fair value and the book value of the extinguished bonds, and the write-off of the original unamortized debt issuance costs, as well as fees paid to third-parties associated with the bonds that were not deemed extinguished. The remaining portion of the consent payment and issuance costs will be amortized over the remaining life of the bonds.

During the year ended September 28, 2007, we recorded a $259 million charge to other expense, net for the loss on early extinguishment of debt related to the debt tender offers in connection with the Separation.

Bank and Revolving Credit Facilities

On June 24, 2008, Tyco and TIFSA entered into a $500 million senior unsecured revolving credit agreement with Citibank, N.A., as administrative agent for the lenders party thereto. This credit agreement has a three-year term. Borrowings under this agreement have a variable interest rate based on LIBOR or an alternate base rate. The margin over LIBOR can vary based on changes in our credit rating and facility utilization. Together with our $1.19 billion five-year senior revolving credit agreement, dated as of April 25, 2007, our total committed revolving credit line was $1.69 billion as of September 25, 2009. These revolving credit facilities may be used for working capital, capital expenditures and other corporate purposes. As of September 25, 2009, there were no amounts drawn under these facilities, although we had dedicated $200 million of availability to backstop outstanding commercial paper. As discussed above, we believe that all of the lenders under our revolving credit facility are capable of meeting any borrowing requests TIFSA may make.

TIFSA's bank credit agreements contain customary terms and conditions, and financial covenants that limit the ratio of our debt to earnings before interest, taxes, depreciation, and amortization and that limit our ability to incur subsidiary debt or grant liens on our property. Our indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions. None of these covenants are considered restrictive to our business.

The following tables detail our long-term and short-term debt ratings as of September 25, 2009 and September 26, 2008:

	Long-Term Debt Ratings	
	2009	2008
Moody's	Baa1	Baa1
Standard & Poor's	BBB+	BBB+
Fitch	BBB+	BBB+

	Short-Term Debt Ratings	
	2009	2008
Moody's	P-2	P-2
Standard & Poor's	A-2	A-2
Fitch	F2	F2

The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization. Each rating should be evaluated independently of any other rating.

Commitments and Contingencies

Contractual Obligations

Contractual obligations and commitments for principal debt, minimum lease payment obligations under non-cancelable operating leases and other obligations as of September 25, 2009 is as follows ($ in millions):

	2010	2011	2012	2013	2014	Thereafter	Total
Debt(1)	$227	$ 516	$ 850	$ —	$656	$1,913	$4,162
Interest payments(2)	273	255	211	184	164	801	1,888
Capital leases(3)	18	24	3	4	4	38	91
Operating leases	253	203	147	89	51	123	866
Purchase obligations(4)	90	5	3	—	—	—	98
Total contractual cash obligations(5)(6)	$861	$1,003	$1,214	$277	$875	$2,875	$7,105

(1) Excludes debt discount and swap activity.

(2) Interest payments consist of interest on our fixed interest rate debt and exclude the impact of our interest rate swaps.

(3) Excludes interest.

(4) Purchase obligations consist of commitments for purchases of good and services.

(5) Other long-term liabilities primarily consist of the following: pension and postretirement costs, income taxes, warranties and environmental liabilities and are excluded from this table. We are unable to estimate the timing of payment for these items due to the inherent uncertainties of obligations of this type. The minimum required contributions to our pension plans are expected to be approximately $80 million in 2010 and we expect to pay $7 million in 2010 related to postretirement benefit plans.

(6) As of September 25, 2009, we recorded gross unrecognized tax benefits of $284 million and gross interest and penalties of $50 million, both of which are classified as non-current liabilities in the Consolidated Balance Sheets as payment is not expected within one year. At this time, we are unable to make a reasonably reliable estimate of the timing for such payments in future years; therefore, such amounts have been excluded from the above contractual obligation table.

As discussed above, as of September 25, 2009, we had total commitments of $1.69 billion under our revolving credit facilities, $500 million of which matures on June 24, 2011 and $1.19 billion of which matures on April 25, 2012. As of September 25, 2009, there were no amounts drawn under our revolving credit facilities. As of September 25, 2009, the aggregate available commitment under our senior revolving credit facilities was $1.69 billion, $200 million of which was dedicated to backstop all of our commercial paper outstanding as of such date.

In May 2008, TIFSA commenced issuing commercial paper to U.S. institutional accredited investors and qualified institutional buyers. Borrowings under the commercial paper program are available for general corporate purposes. As of September 25, 2009, TIFSA had $200 million of commercial paper outstanding which bore interest at an average rate of 0.33%.

As of September 25, 2009, we classified the outstanding commercial paper balance of $200 million as short-term as we intend to repay such amount during the next twelve months. As of September 26, 2008, we classified $116 million of short-term commercial paper as long-term as settlement of the amount outstanding was not expected to require the use of working capital in the next twelve months as we had both the intent and the ability to refinance this debt on a long-term basis.

As of September 25, 2009, we had total outstanding letters of credit and bank guarantees of $659 million.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect our financial position, results of operations or cash flows.

In connection with the Separation, we entered into a liability sharing agreement regarding certain actions that were pending against Tyco prior to the Separation. Under the Separation and Distribution Agreement and Tax Sharing Agreement, we have assumed 27%, Covidien has assumed 42% and Tyco Electronics has assumed 31% of certain Tyco pre-Separation contingent and other corporate liabilities, which include certain outstanding legacy and tax contingencies and any actions with respect to the spin-offs or the distributions made or brought by any third party. Any amounts relating to these contingent and other corporate liabilities paid by Tyco after the spin-offs that are subject to the allocation provisions of the Separation and Distribution Agreement or Tax Sharing Agreement will be shared among Tyco, Covidien and Tyco Electronics pursuant to the same allocation ratio.

Legal Matters

Class Action and Legacy Securities Matters

For a discussion of contingencies related to Tyco's legacy securities litigation and various legal matters, see Item 3. Legal Proceedings—Class Action Settlement and Legacy Securities Matters. Adverse outcomes in certain actions to which we are a party could have a material adverse effect on our financial position, results of operations or cash flows.

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to environmental remediation matters at a number of sites. For a detailed discussion of contingencies related to Tyco's environmental matters, see Item 1. Business—Environmental Matters and Item 3. Legal Proceedings—Environmental Matters.

Asbestos Matters

Tyco and certain of its subsidiaries are named as defendants in bodily injury lawsuits based on alleged exposure to asbestos-containing materials. For a detailed discussion of Tyco's contingencies related to asbestos-related matters, see Note 15 to the Consolidated Financial Statements.

Income Taxes

Tyco and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the IRS, have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. Amounts related to these tax adjustments and other tax contingencies and related interest have been assessed as uncertain income tax positions and recorded as appropriate. For a detailed discussion of contingencies related to Tyco's income taxes, see Note 6 to the Consolidated Financial Statements.

Compliance Matters

Tyco has received and responded to various allegations and other information that improper activities were conducted by Tyco employees in recent years, in particular with respect to DOJ and SEC investigations that have resulted in our performing a Company-wide baseline review of our policies, controls and practices as they relate to the Foreign Corrupt Practices Act. For a detailed discussion of these contingencies and others related to Tyco's compliance efforts, see Item 3. Legal Proceedings—Compliance Matters.

Other Matters

The Company is a defendant in a number of other pending legal proceedings incidental to present and former operations, acquisitions and dispositions. The Company does not expect the outcome of these proceedings, either individually or in the aggregate, to have a material adverse effect on its financial position, results of operations or cash flows.

Backlog

As of September 25, 2009, we had a backlog of unfilled orders of $9.0 billion, compared to a backlog of $9.6 billion as of September 26, 2008. We expect that approximately 86% of our backlog as of September 25, 2009 will be filled during 2010. Backlog by segment as of September 25, 2009 and September 26, 2008 is as follows ($ in millions):

	2009	2008
ADT Worldwide	$5,908	$5,917
Flow Control	1,698	2,083
Fire Protection Services	1,169	1,314
Electrical and Metal Products	72	117
Safety Products	114	154
	$8,961	$9,585

Backlog decreased by $624 million, or 6.5%, from $9.6 billion as of September 26, 2008 to $9.0 billion as of September 25, 2009. Unfavorable changes in foreign currency exchange rates resulted in a decrease of $87 million. ADT Worldwide's backlog decreased by $9 million, or 0.2%, as of September 25, 2009. The decrease was primarily due to unfavorable exchange rates of $83 million partially offset by an increase in net bookings of $74 million. ADT Worldwide's total account base grew 2.9% during 2009 to 7.4 million accounts. The amount of recurring revenue-in-force as of September 25, 2009 and September 26, 2008 was $4.0 billion and $3.9 billion, respectively. The increase in recurring revenue-in-force was primarily the result of the increase in the account base discussed above partially offset by unfavorable changes in foreign currency exchange rates. Recurring revenue-in-force represents 12 months' fees for monitoring and maintenance services under contract in the security business. Flow Control's backlog decreased by $385 million primarily due to decreased bookings of $398 million offset by favorable exchange rates of $13 million. Fire Protection Services backlog decreased by $145 million primarily due to unfavorable exchange rates of $15 million and decreased bookings of $130 million.

Off-Balance Sheet Arrangements

Sale of Accounts Receivable

Certain of Tyco's international businesses utilize the sale of accounts receivable as short-term financing mechanisms. The aggregate amount outstanding under the Company's remaining international accounts receivable programs was $55 million, $65 million and $76 million as of September 25, 2009, September 26, 2008 and September 28, 2007, respectively.

Guarantees

Certain of our business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from 2009 through the completion of such transactions. The guarantees would typically be triggered in the event of nonperformance and performance under the guarantees, if required, would not have a material effect on our financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien and Tyco Electronics in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. At the time of the Separation, we recorded a liability necessary to recognize the fair value of such guarantees and indemnifications. In the absence of observable transactions for identical or similar guarantees, we determined the fair value of these guarantees and indemnifications utilizing expected present value measurement techniques. Significant assumptions utilized to determine fair value included determining a range of potential outcomes, assigning a probability weighting to each potential outcome and estimating the anticipated timing of resolution. The probability weighted outcomes were discounted using our incremental borrowing rate. The liability necessary to reflect the fair value of the guarantees and indemnifications under the Tax Sharing Agreement is $554 million, which is included in other liabilities on our Consolidated Balance Sheets as of September 25, 2009 and September 26, 2008. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. See Note 6 to the Consolidated Financial Statements for further discussion of the Tax Sharing Agreement.

In addition, we historically provided support in the form of financial and/or performance guarantees to various Covidien and Tyco Electronics operating entities. In connection with the Separation, we worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or Tyco Electronics. To the extent these guarantees were not assigned prior to the Separation date, we assumed primary liability on any remaining such support. The estimated fair value of these obligations is $4 million and $7 million, which are included in other liabilities on our Consolidated Balance Sheets as of September 25, 2009 and September 26, 2008, respectively, with an offset to shareholders' equity on the Separation date.

In disposing of assets or businesses, we often provide representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. We have no reason to believe that these uncertainties would have a material adverse effect on our financial position, results of operations or cash flows.

We have recorded liabilities for known indemnifications included as part of environmental liabilities. See Item 1. Business—Environmental Matters and Note 15 to the Consolidated Financial Statements for a discussion of these liabilities.

In the normal course of business, we are liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect our financial position, results of operations or cash flows.

As of September 25, 2009, we had total outstanding letters of credit and bank guarantees of $659 million.

We record estimated product warranty costs at the time of sale. For further information on estimated product warranty, see Notes 1 and 13 to the Consolidated Financial Statements.

In 2001, a division of Safety Products initiated a Voluntary Replacement Program ("VRP") associated with the acquisition of Central Sprinkler. The VRP relates to the replacement of certain O-ring seal sprinkler heads which were originally manufactured by Central Sprinkler prior to Tyco's acquisition. Under this program, the sprinkler heads are being replaced free of charge to property owners. On May 1, 2007, we, along with the Consumer Products Safety Commission announced an August 31, 2007 deadline for filing claims to participate in the VRP. We will fulfill all valid claims for replacement of qualifying sprinklers received up to August 31, 2007. Settlements during 2009, 2008 and 2007 include cash expenditures of $33 million, $49 million and $38 million, respectively, related to the VRP. The Company believes the remaining liability represents our best estimate of the cost required to complete the VRP as of September 25, 2009, which is not material.

Accounting Pronouncements

Recently Adopted Accounting Pronouncements—In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which established the FASB Standards Accounting Codification ("Codification") as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes all the existing non-SEC accounting and reporting standards upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for Tyco in the fourth quarter of 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying footnotes.

In May 2009, the FASB issued authoritative guidance for subsequent events. The guidance provides authoritative accounting literature related to evaluating subsequent events that was previously addressed only in the auditing literature. The guidance is similar to the current guidance with some exceptions that are not intended to result in significant change to current practice. The guidance defines subsequent events and also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the disclosure provisions of the guidance as of June 26, 2009. The adoption did not have an impact on the Company's financial position, results of operations or cash flows.

In April 2009, the FASB issued authoritative guidance for interim disclosures about fair value of financial instruments, which amended existing guidance. The guidance requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The Company adopted the disclosure provisions of the guidance as of June 26, 2009. See Note 14 to the Consolidated Financial Statements for additional information related to the adoption of the guidance. The adoption did not have an impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued authoritative guidance for disclosures about derivative instruments and hedging activities. The guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's results of operations. The Company adopted the disclosure provisions of the guidance as of December 27, 2008. See Note 14 to the Consolidated Financial Statements for additional information related to the adoption of the guidance. The adoption did not have an impact on the Company's financial position, results of operations or cash flows.

In February 2007, the FASB issued authoritative guidance for the fair value option for financial assets and financial liabilities. The guidance permits an entity, on a contract-by-contract basis, to make an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. The guidance became effective for the Company in the first quarter of 2009 at which time the Company did not elect the fair value option for eligible items.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. In February 2008, the FASB issued authoritative guidance which permits companies to partially defer the effective date of the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. During the first quarter of 2009 the Company elected to defer the adoption of the guidance for one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis which is effective for Tyco in the first quarter of fiscal 2010, on a prospective basis. The guidance became effective for Tyco in the first quarter of fiscal 2009 for financial assets and liabilities only. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows. See Note 14 to the Consolidated Financial Statements for additional information related to the adoption of the guidance.

In September 2006, the FASB issued authoritative guidance for employers' accounting for defined benefit pension and other postretirement plans. The guidance requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the Consolidated Balance Sheets and recognize as a component of accumulated other comprehensive (loss) income, net of income taxes, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. The Company adopted the recognition and disclosure provisions of the guidance as of September 28, 2007.

The guidance also requires companies to measure plan assets and benefit obligations as of their fiscal year end. The Company adopted the measurement date provisions of the guidance on September 27, 2008. As a result, Tyco measured its plan assets and benefit obligations on September 26, 2008 and adjusted its opening balances of accumulated (deficit) earnings and accumulated other comprehensive (loss) income for the change in net periodic benefit cost and fair value, respectively, from the previously used measurement date of August 31, 2008. The adoption of the measurement date provisions resulted in a net decrease to accumulated (deficit) earnings of $5 million, net of an income tax benefit of $2 million, and a net increase to accumulated other comprehensive (loss) income of $61 million, net of income taxes of $28 million for 2009. See Note 16 to the Consolidated Financial Statements for additional information related to the adoption of the guidance.

Recently Issued Accounting Pronouncements—In September 2009, the FASB issued authoritative guidance for the accounting for revenue arrangements with multiple deliverables. The guidance establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific evidence nor third-party evidence is available. The guidance requires arrangements under which multiple revenue generating activities to be performed be allocated at inception. The residual method under the existing accounting guidance has been eliminated. The guidance expands the disclosure requirements related to multiple-deliverable revenue arrangements. The guidance becomes effective for revenue arrangements entered into or materially modified beginning in fiscal 2011, with early adoption permitted. The guidance applies on a prospective basis unless the Company specifically elects to apply the guidance retrospectively. The Company is currently assessing what impact, if any, the guidance will have on its financial position, results of operations or cash flows, as well as the timing of its adoption of the guidance.

In June 2009, the FASB issued authoritative guidance which amended the existing guidance for the consolidation of variable interest entities, to address the elimination of the concept of a qualifying special purpose entity. The guidance also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, the guidance requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The guidance is effective for Tyco in the first quarter of fiscal 2011. The Company is currently assessing what impact, if any, that the guidance will have on its financial position, results of operations or cash flows.

In December 2008, the FASB issued authoritative guidance for employers' disclosures about postretirement benefit plan assets. The guidance requires additional disclosures about plan assets related to an employer's defined benefit pension or other post-retirement plans to enable investors to better understand how investment decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and the significant concentrations of risk within plan assets. The disclosure provisions of the guidance are effective for Tyco in the first quarter of fiscal 2010.

In June 2008, the FASB ratified authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities. The guidance addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method. The guidance requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. The guidance is effective for Tyco starting with the first quarter of fiscal 2010, and shall be applied retrospectively to all prior periods. The Company believes that the guidance will not have a material impact on its financial position, results of operations or cash flows.

In April 2008, the FASB issued authoritative guidance for determining the useful life of intangible assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The guidance is effective for Tyco in the first quarter of fiscal 2010. The Company has determined that the guidance will not have a material impact on its financial position, results of operations or cash flows.

In December 2007, the FASB revised the authoritative guidance for business combinations. The revised guidance retains the underlying concepts of the existing guidance in that business combinations are still accounted for at fair value. However, the accounting for certain other aspects of business combinations will be affected. Acquisition costs will generally be expensed as incurred. Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date. In-process research and development will be recorded at fair value as an indefinite-lived intangible at the acquisition date until it is completed or abandoned and its useful life can be determined. Changes in deferred tax asset valuation allowances and uncertain tax positions after the acquisition date will generally impact income tax expense. The revised guidance also expands required disclosures surrounding the nature and financial effects of business combinations. The revised guidance is effective, on a prospective basis, for Tyco in the first quarter of fiscal 2010.

In December 2007, the FASB issued authoritative guidance for noncontrolling interests in consolidated financial statements. The guidance requires the recognition of a noncontrolling interest (minority interest prior to the adoption of the guidance) as equity in the Consolidated Financial Statements. The amount of net income attributable to the noncontrolling interest should be included in consolidated net income on the face of the Consolidated Statements of Operations. The guidance also amends certain existing consolidation procedures in order to achieve consistency with the requirements of the revised authoritative guidance for business combinations discussed above. The guidance also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This guidance is effective for Tyco in the first quarter of fiscal 2010. The implementation of the guidance will not have a material impact on the Company's financial position, results of operations or cash flows.

Forward-Looking Information

Certain statements in this report are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. All forward-looking statements involve risks and uncertainties. All statements contained herein that are not clearly historical in nature are forward-looking, and the words "anticipate," "believe," "expect," "estimate," "project" and similar expressions are generally intended to identify forward-looking statements. Any forward-looking statement contained herein, in press releases, written statements or other documents filed with the Securities and Exchange Commission ("SEC"), or in Tyco's communications and discussions with investors and analysts in the normal course of business through meetings, web casts, phone calls and conference calls, regarding expectations with respect to sales, earnings, cash flows, operating efficiencies, product expansion, backlog, the consummation and benefits of acquisitions and divestitures, as well as financings and repurchases of debt or equity securities, are subject to known and unknown risks, uncertainties and contingencies. Many of these risks, uncertainties and contingencies are beyond our control, and may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. Factors that might affect such forward-looking statements include, among other things:

- overall economic and business conditions;
- the demand for Tyco's goods and services;
- competitive factors in the industries in which Tyco competes;
- changes in tax requirements (including tax rate changes, new tax laws and revised tax law interpretations);
- results and consequences of Tyco's internal investigation and governmental investigations concerning the Company's governance, management, internal controls and operations including its business operations outside the United States;
- the outcome of litigation and governmental proceedings;
- effect of income tax audit settlements;
- our ability to repay or refinance our outstanding indebtedness as it matures;
- our ability to operate within the limitations imposed by financing arrangements and to maintain our credit ratings;
- interest rate fluctuations and other changes in borrowing costs;
- other capital market conditions, including availability of funding sources and currency exchange rate fluctuations;
- availability of and fluctuations in the prices of key raw materials, including steel and copper;
- economic and political conditions in international markets, including governmental changes and restrictions on the ability to transfer capital across borders;
- the ability to achieve cost savings in connection with the Company's strategic restructuring and Six Sigma initiatives and our ability to execute our portfolio refinement and acquisition strategies;
- potential further impairment of our goodwill and/or our long-lived assets;
- the impact of fluctuations in the price of Tyco common shares;
- risks associated with the change in our jurisdiction of incorporation from Bermuda to Switzerland, including the possibility of reduced flexibility with respect to certain aspects of capital management, increased or different regulatory burdens, and the possibility that we may not realize anticipated tax benefits;
- changes in U.S. and non-U.S. governmental laws and regulations; and
- the possible effects on Tyco of future legislation in the United States that may limit or eliminate potential U.S. tax benefits resulting from Tyco's jurisdiction of incorporation or deny U.S. government contracts to Tyco based upon its jurisdiction of incorporation.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

In the normal course of conducting business, we are exposed to certain risks associated with potential changes in market conditions. These risks include fluctuations in foreign currency exchange rates, interest rates and commodity prices. Accordingly, we have established a comprehensive risk management process to monitor, evaluate and manage the principal exposures we believe we are subject to. We seek to manage these risks through the use of financial derivative instruments. Our portfolio of derivative financial instruments may, from time to time, include forward foreign currency exchange contracts, foreign currency options, interest rate swaps and forward commodity contracts. Derivative financial instruments related to interest rate sensitivity of debt obligations, intercompany cross border transactions and anticipated non-functional currency cash flows are used with the goal of mitigating a significant portion of these exposures when it is cost effective to do so.

We do not execute transactions or utilize derivative financial instruments for trading or speculative purposes. Further, to reduce the risk that a counterparty will be unable to honor its contractual obligations to us, we only enter into contracts with counterparties having at least an A-/A3 long-term debt rating. These counterparties are generally financial institutions and there is no significant concentration of exposure with any one party.

Foreign Currency Exposures

We hedge our exposure to fluctuations in foreign currency exchange rates through the use of forward foreign currency exchange contracts. During 2009, our largest exposures to foreign exchange rates existed primarily with the Swiss franc, British pound, Euro, Australian dollar and Canadian dollar against the U.S. dollar. The market risk related to the forward foreign currency exchange contracts (excluding the dividend hedge contract discussed below) is measured by estimating the potential impact of a 10% change in the value of the U.S. dollar relative to the local currency exchange rates. The rates used to perform this analysis were based on the market rates in effect on September 25, 2009. A 10% appreciation of the U.S. dollar relative to the local currency exchange rates would result in a $6 million net increase in the fair value of the contracts. Conversely, a 10% depreciation of the U.S. dollar relative to the local currency exchange rates would result in a $7 million net decrease in the fair value of the contracts. However, gains or losses on these derivative instruments are economically offset by the gains or losses on the underlying transactions.

Effective March 17, 2009, Tyco changed its jurisdiction of incorporation from Bermuda to Switzerland. Until January 1, 2011 Tyco intends to make dividend payments in the form of a reduction of capital denominated in Swiss francs. However, the Company expects to actually pay dividends in U.S. dollars, based on exchange rates in effect shortly before the payment date. Fluctuations in the value of the U.S. dollar compared to the Swiss franc between the date the dividend is declared and paid will increase or decrease the U.S. dollar amount required to be paid. The Company manages the potential variability in cash flows associated with the dividend payments by entering into derivative financial instruments used as economic hedges of the underlying risk. A 10% appreciation of the U.S. dollar relative to the Swiss franc would result in a $20 million net decrease in the fair value of the contracts. Conversely, a 10% depreciation of the U.S. dollar relative to the Swiss franc would result in a $24 million net increase in the fair value of the contracts. However, gains or losses on these derivative instruments are economically offset by the gains or losses on the underlying transactions.

Previously, we hedged our investment in certain foreign operations. In December 2006, due to required changes to the legal entity structure to facilitate the Separation, the Company determined that it would no longer consider certain intercompany foreign currency transactions to be long-term investments. As a result, the related foreign currency transaction gains and losses on such investments were recorded in the Consolidated Statements of Operations subsequent to this determination rather than in the currency translation component of accumulated other comprehensive (loss) income within shareholders' equity. Forward contracts that were previously designated as hedges of these net investments continued to be used to manage this exposure but were no longer designated as net investment hedges.

During fiscal 2009, we designated certain intercompany loans as permanent in nature. As of September 25, 2009, $3.0 billion of intercompany loans have been designated as permanent in nature and for the year ended September 25, 2009, we recorded the cumulative translation loss through accumulated other comprehensive (loss) income related to these loans, which had no material impact for fiscal 2009 and $141 million for fiscal 2008.

Interest Rate Exposures

Our long-term debt portfolio primarily consists of fixed-rate instruments. The Company manages its interest rate risk through the use of interest rate swap transactions with financial institutions acting as principal counterparties, which were designated as fair value hedges for accounting purposes. During 2009, the Company entered into the interest rate swap transactions with the objective of managing the exposure to interest rate risk by converting the interest rates on $1.4 billion of fixed-rate debt to variable rates. In these contracts, the Company agreed with financial institutions acting as principal counterparties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount. A 100 basis point increase in interest rates relative to interest rates as of September 25, 2009 would result in a $22 million net decrease in the fair value of the contracts. Conversely, a 100 basis point decrease in interest rates relative to interest rates as of September 25, 2009 would result in a $22 million net increase in the fair value of the contracts.

Commodity Exposures

We are exposed to volatility in the prices of raw materials used in some of our products and may, in limited circumstances, enter into hedging contracts to manage those exposures. These exposures are monitored as an integral part of our risk management program. During 2009, the Company did not hedge its exposure attributable to changes in commodity prices but may consider such strategies in the future.

Item 8. Financial Statements and Supplementary Data

The following consolidated financial statements and schedule specified by this Item, together with the report thereon of Deloitte & Touche LLP, are presented following Item 15 of this report:

Financial Statements:

Management's Responsibility for Financial Statements

Reports of Independent Registered Public Accounting Firm

Consolidated Statements of Operations for the years ended September 25, 2009, September 26, 2008 and September 28, 2007

Consolidated Balance Sheets as of September 25, 2009 and September 26, 2008

Consolidated Statements of Shareholders' Equity for the years ended September 25, 2009, September 26, 2008 and September 28, 2007

Consolidated Statements of Cash Flows for the years ended September 25, 2009, September 26, 2008 and September 28, 2007

Notes to Consolidated Financial Statements

Financial Statement Schedule:

Schedule II—Valuation and Qualifying Accounts

All other financial statements and schedules have been omitted since the information required to be submitted has been included in the Consolidated Financial Statements and related Notes or because they are either not applicable or not required under the rules of Regulation S-X.

Information on quarterly results of operations is set forth in Note 24 to the Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our management, including our Chief Executive Officer and our Chief Financial Officer, we conducted an evaluation of the effectiveness of our disclosure controls and procedures, as defined under Exchange Act Rule 13a-15(e). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, as of September 25, 2009, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in our Exchange Act reports is recorded, processed, summarized and reported as and when required.

We have made significant systems and process improvements in our tax accounting processes through fiscals 2008 and 2009 and in the fourth quarter of 2009, management conducted extensive assessments of the effectiveness of the tax accounting and control procedures. After reviewing the results of these assessments, management concluded that internal controls relating to accounting for income taxes are designed and operating effectively to prevent a material error from occurring or to assure that such an error would be detected and corrected in a timely manner.

There were no other changes in our internal controls over financial reporting that occurred during the quarter ended September 25, 2009 that have materially affected, or are reasonably likely to materially affect, these internal controls.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined under Exchange Act Rules 13a-15(f) and 15d-15(f). Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. Internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets, (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our internal control over financial reporting as of September 25, 2009. In making this assessment, management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control—*

Integrated Framework. Management's assessment included an evaluation of the design of the Company's internal control over financial reporting and testing of the operational effectiveness of its internal control over financial reporting. Management reviewed the results of its assessment with the Audit Committee of our Board of Directors. Based on our assessment and those criteria, management believes that the Company maintained effective internal controls over financial reporting as of September 25, 2009.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. During 2007, management's procedures and testing identified errors that, although not material to the Consolidated Financial Statements, led management to conclude that control deficiencies existed related to tax effecting consolidating entries, analysis and reconciliation of taxes receivable and taxes payable in non-U.S. jurisdictions, certain aspects of deferred taxes, and procedures with respect to classification of tax amounts in the Consolidated Balance Sheets. As a result of these deficiencies, it was reasonably possible that internal controls over financial reporting may not have prevented or detected errors from occurring that could have been material, either individually or in the aggregate. Management accordingly concluded that internal controls over financial reporting were not effective as a result of a material weakness related to certain aspects of accounting for income taxes as of September 28, 2007 and September 26, 2008. As of September 25, 2009, the Company has remediated the material weakness in income tax accounting as a result of corrective actions taken in fiscal 2008 and fiscal 2009.

During fiscal years 2008 and 2009, we have focused on our internal controls over accounting for income taxes, and have taken steps to strengthen controls in response to the identified material weakness. Significant internal control, information systems and process improvements have been implemented in our tax accounting processes to enhance effectiveness and sustainability including:

- Increased number of tax accounting resources;
- Enhanced policies and procedures relating to tax account reconciliation and analysis;
- Conducted extensive Company-wide training for all company personnel engaged in tax accounting activities;
- Improved the level and quality of cross-company communication and information flows regarding the tax accounting process and requirements;
- Improved process for tax effecting consolidating entries; and
- Enhanced monitoring of tax accounting submissions and tax account balances of our legal entities globally.

We made the above improvements through 2008 and 2009 and in the fourth quarter of 2009, management concluded that the improved controls had been operating for a sufficient period of time to allow the effectiveness of the remediation measures to be validated. We conducted extensive assessments of the effectiveness of the remediated tax accounting and control procedures. After reviewing the results of these assessments, management concluded that internal controls relating to accounting for income taxes are designed and operating effectively to prevent a material error from occurring or to assure that such an error would be detected and corrected in a timely manner.

Our internal control over financial reporting as of September 25, 2009, has been audited by Deloitte & Touche LLP, the independent registered public accounting firm that audited and reported on the Consolidated Financial Statements included in this Form 10-K, and their report is also included in this Form 10-K.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information concerning Directors and Executive Officers may be found under the captions "Proposal Number One—Election of Directors," "—Committees of the Board of Directors," and "—Executive Officers" in our definitive proxy statement for our 2010 Annual General Meeting of Shareholders (the "2010 Proxy Statement"), which will be filed with the Commission within 120 days after the close of our fiscal year. Such information is incorporated herein by reference. The information in the 2010 Proxy Statement set forth under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" is incorporated herein by reference. Information regarding shareholder communications with our Board of Directors may be found under the caption "Communications with the Board of Directors" in our 2010 Proxy Statement and is incorporated herein by reference.

Code of Ethics

We have adopted the Tyco Guide to Ethical Conduct, which applies to all employees, officers and directors of Tyco. Our Guide to Ethical Conduct meets the requirements of a "code of ethics" as defined by Item 406 of Regulation S-K and applies to our Chief Executive Officer, Chief Financial Officer and Chief Accounting Officer, as well as all other employees. Our Guide to Ethical Conduct also meets the requirements of a code of business conduct and ethics under the listing standards of the New York Stock Exchange, Inc. Our Guide to Ethical Conduct is posted on our website at *www.tyco.com* under the heading "Corporate Citizenship—Governance." We will also provide a copy of our Guide to Ethical Conduct to shareholders upon request. We disclose any amendments to our Guide to Ethical Conduct, as well as any waivers for executive officers or directors, on our website.

Item 11. Executive Compensation

Information concerning executive compensation may be found under the captions "Executive Officer Compensation," "Compensation of Non-Employee Directors," and "Governance of the Company" of our 2010 Proxy Statement. Such information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The information in our 2010 Proxy Statement set forth under the captions "Executive Officer Compensation" and "Security Ownership of Certain Beneficial Owners and Management" is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

The information in our 2010 Proxy Statement set forth under the captions "Governance of the Company" and "Committees of the Board" is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

The information in our 2010 Proxy Statement set forth under the captions "Proposal Number Five—Election of Auditors," "—Audit and Non-Audit Fees" and "—Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services of the Independent Auditors" is incorporated herein by reference.

PART IV

Item 15. Exhibits and Financial Statement Schedules

(a) (1) and (2) Financial Statements and Supplementary Data—See Item 8.

(3) Exhibit Index:

Exhibit Number	Description
2.1	Separation and Distribution Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 2.1 to Tyco International Ltd.'s current Report on Form 8-K filed on July 6, 2007).
3.1	Memorandum of Association of Tyco International Ltd. (Tyco International AG) (Tyco International SA), amended to reflect change in par value of registered shares (Filed herewith).
3.2	Organizational Regulations (Incorporated by reference to Exhibit 3.2 of Tyco International Ltd.'s Current Report on Form 8-K filed on March 17, 2009).
4.1	Form of Indenture, dated as of June 9, 1998, among Tyco International Group S.A., Tyco and Wilmington Trust Company as successor to The Bank of New York, as trustee (Incorporated by reference to Exhibit 4.1 to Post-effective Amendment No.1 to Tyco's and Tyco International Group S.A.'s Co-Registration Statement on Form S-3 (No. 333-50855) filed on June 9, 1998).
4.2	Supplemental Indenture No. 3, dated as of June 9, 1998 among Tyco International Group S.A., Tyco and Wilmington Trust Company as successor to The Bank of New York, as trustee relating to the co-obligor's 7.0% Notes due 2028 (Incorporated by reference to Exhibit 4.4 to Post-effective Amendment No. 1 to Tyco's and Tyco International Group S.A.'s Co-Registration Statement on Form S-3 (No. 333-50855) filed on June 9, 1998).
4.3	Supplemental Indenture No. 8, dated as of January 12, 1999 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee relating to the co-obligor's 6.875% Notes due 2029 (Incorporated by reference to Exhibit 4.7 to Tyco International Ltd.'s Post-Effective Amendment No. 2 to Registration Statement on Form S-3 (333-50855) filed on January 26, 1999).
4.4	Supplemental Indenture No. 16, dated as of February 21, 2001 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee relating to the co-obligor's 6.750% Notes due 2011 (Incorporated by reference to Exhibit 4.3 to Tyco International Group S.A.'s Post-Effective Amendment No. 1 to Form S-3 (333-44100) filed on February 28, 2001).
4.5	Supplemental Indenture No. 20, dated as of October 26, 2001 among Tyco International Group S.A., Tyco International Ltd. and the Bank of New York, as Trustee relating to the co-obligor's 6.375% Notes due 2011 (Incorporated by reference to Exhibit 4.4 to Tyco International Ltd.'s Post-Effective Amendment No. 1 to Form S-3 (333-68508) filed on November 2, 2001).
4.6	Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as Trustee (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).

Exhibit Number	Description
4.7	First Supplemental Indenture dated as of November 12, 2003, among Tyco International Group S.A., Tyco International Ltd. and The Bank of New York, as trustee relating to the co-obligor's 6.0% Notes due 2013 (Incorporated by reference to Exhibit 4.2 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended December 31, 2003 filed on February 17, 2004).
4.8	Supplemental Indenture 2008-1 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, as trustee, dated as of May 15, 2008 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.9	Supplemental Indenture 2008-1 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, as trustee, dated as of May 15, 2008 (Incorporated by reference to Exhibit 4.2 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.10	Supplemental Indenture 2008-2 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, as trustee, dated as of May 15, 2008 relating to the co-obligor's 6.875% Notes due 2021 (Incorporated by reference to Exhibit 4.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.11	Supplemental Indenture 2008-3 by and among Tyco International Ltd., Tyco International Finance S.A. and Wilmington Trust Company, as trustee, dated as of May 15, 2008 relating to the co-obligor's 7.0% Notes due 2019 (Incorporated by reference to Exhibit 4.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 5, 2008).
4.12	Indenture, dated as of January 9, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on January 9, 2009).
4.13	Supplemental Indenture, dated as of January 9, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 8.5% notes due 2019 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on January 9, 2009).
4.14	Second Supplemental Indenture, dated as of October 5, 2009, by and among Tyco International Finance S.A., as issuer, Tyco International Ltd., as guarantor, and Deutsche Bank Trust Company Americas, as trustee relating to the issuer's 4.125% notes due 2014 (Incorporated by reference to Exhibit 4.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 5, 2009).
10.1	The Tyco International Ltd. Long Term Incentive Plan (formerly known as the ADT 1993 Long-Term Incentive Plan) (as amended May 12, 1999) (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Form S-8 (No. 333-80391) filed on June 10, 1999).
10.2	1994 Restricted Stock Ownership Plan for Key Employees (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Registration Statement on Form S-8 (No. 333-93261) filed on December 21, 1999).
10.3	Tyco International (US) Inc. Supplemental Executive Retirement Plan, amended and restated as of October 1, 2000, dated December 30, 2000 (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).

Exhibit Number	Description
10.4	Second Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated February 14, 2002 (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).
10.5	Third Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated July 30, 2002 (Incorporated by reference to Exhibit 10.5 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).
10.6	Amendments to the Tyco International Ltd. Supplemental Executive Retirement Plan, dated December 24, 2003 (Incorporated by reference to Exhibit 10.6 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)(2)
10.7	December 2003 Amendment to Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated December 24, 2003 (Incorporated by reference to Exhibit 10.7 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.8	Amendment No. 2004-1 to the Tyco International (US) Inc. Supplemental Executive Retirement Plan, dated April 30, 2004 (Incorporated by reference to Exhibit 10.8 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 30, 2004 filed on December 14, 2004).(1)
10.9	The Amended and Restated Tyco International Ltd. Deferred Compensation Plan for Directors (Effective January 1, 2005) (Incorporated by reference to Exhibit 10.9 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 30, 2005 filed December 9, 2005).(1)
10.10	The Tyco International Ltd. Long Term Incentive Plan II (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Registration Statement on Form S-8 (No. 333-75037) filed March 25, 1999).(1)
10.11	Change in Control Severance Plan for Certain U.S. Officers and Executives dated January 1, 2005, as amended (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2009 filed on April 30, 2009).(1)
10.12	Edward D. Breen Employment Contract dated July 25, 2002, as amended (Incorporated by reference to Exhibit 99.1 to Tyco International Ltd.'s Current Report on Form 8-K filed December 19, 2008).(1)
10.13	Employment Offer Letter dated February 14, 2005 between Tyco International Ltd. and Christopher J. Coughlin (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on February 15, 2005).(1)
10.14	Tyco Supplemental Savings and Retirement Plan, amended and restated effective January 1, 2005 (Incorporated by reference to Exhibit 10.27 to Tyco International Ltd.'s Annual Report on Form 10-K for the year ended September 30, 2005 filed on December 9, 2005).(1)
10.15	Tyco International Ltd. 2004 Stock and Incentive Plan amended and restated effective September 10, 2008 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd. Current Report on Form 8-K filed on September 16, 2008).(1)

Exhibit Number	Description
10.16	Form of terms and conditions for Option Awards, Restricted Stock Awards, Restricted Unit Awards, Performance Share Awards under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.18 to Tyco International Ltd's Annual Report on Form 10-K for the year ended September 26, 2008).[1]
10.17	Form of terms and conditions for Restricted Stock Awards for Directors under the 2004 Stock and Incentive Plan (Filed herewith).[1]
10.18	Terms and conditions for Option Awards and Performance Share Awards granted to Christopher Coughlin under the 2004 Stock and Incentive Plan (Incorporated by reference to Exhibit 10.7 to Tyco International Ltd.'s Current Report on Form 8-K filed on October 5, 2009).[1]
10.19	Tyco International (US) Inc. Severance Plan for U.S. Officers and Executives Plan, as amended (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Quarterly Report on Form 10-Q for the quarterly period ended March 27, 2009 filed on April 30, 2009).[1]
10.20	Founders' Grant Option Award (Incorporated by reference to Exhibit 10.6 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).[1]
10.21	Founders' Grant Restricted Unit Award (Incorporated by reference to Exhibit 10.7 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).[1]
10.22	Founders' Grant Performance Share Unit Award (Incorporated by reference to Exhibit 10.8 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).[1]
10.23	Credit Agreement, dated as of April 25, 2007, among Tyco International Finance S.A., Tyco International Ltd., the Lenders party thereto, and Citibank, N.A. as Administrative Agent (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on April 27, 2007).
10.24	Amendment No. 2 to 364-Day Senior Bridge Loan Agreement, dated as of November 27, 2007, and Amendment No. 1 to Credit Agreement dated as of April 25, 2007, among Tyco International Ltd., a Bermuda company, Tyco International Finance S.A., a Luxembourg company, the Lenders party thereto and Citibank, N.A., as Administrative Agent (Incorporated by reference to Exhibit 10.27 to Tyco International Ltd.'s Annual Report on Form 10-K for the fiscal year ended September 28, 2007 filed on November 27, 2007).
10.25	Three-Year Senior Unsecured Credit Agreement, dated June 24, 2008 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 26, 2008).
10.26	Amendment No. 2, dated June 24, 2008, to Five-Year Senior Credit Agreement, dated April 25, 2007 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on June 26, 2008).
10.27	Tax Sharing Agreement by and among Tyco International Ltd., Covidien Ltd., and Tyco Electronics Ltd., dated June 29, 2007 (Incorporated by reference to Exhibit 10.1 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.28	Guarantor Assumption Agreement by and among Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.2 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.29	Guarantor Assumption Agreement by and among Tyco International Ltd. and Tyco Electronics Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.3 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).

Exhibit Number	Description
10.30	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.4 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
10.31	Guarantor Assumption Agreement by and among Tyco International Ltd. and Covidien Ltd., dated as of June 29, 2007 (Incorporated by reference to Exhibit 10.5 to Tyco International Ltd.'s Current Report on Form 8-K filed on July 6, 2007).
21.1	Subsidiaries of Tyco International Ltd. (Filed herewith).
23.1	Consent of Deloitte & Touche LLP (Filed herewith).
24.1	Power of Attorney with respect to Tyco International Ltd. signatories (filed herewith).
31.1	Certification by the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
31.2	Certification by the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
32.1	Certification by the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (Filed herewith).
101	Financial statements from the Annual Report on Form 10-K of Tyco International Ltd. for the fiscal year ended September 25, 2009 formatted in XBRL: (i) the Consolidated Statements of Operations, (ii) the Consolidated Balance Sheets, (iii) the Consolidated Statements of Cash Flows, (iv) the Consolidated Statements of Shareholders' Equity, and (v) the Notes to Consolidated Financial Statements tagged as blocks of text.

(1) Management contract or compensatory plan.

(2) In July 1997, a wholly-owned subsidiary of what was formerly called ADT Limited ("ADT") merged with Tyco International Ltd., a Massachusetts Corporation at the time ("Former Tyco"). Upon consummation of the merger, ADT (the continuing public company) changed its name to Tyco International Ltd. ("Tyco"). Former Tyco became a wholly-owned subsidiary of Tyco and changed its name to Tyco International (US) Inc.

(b) See Item 15(a)(3) above.

(c) See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TYCO INTERNATIONAL LTD.

By: /s/ CHRISTOPHER J. COUGHLIN

Christopher J. Coughlin
Executive Vice President
and Chief Financial Officer
(Principal Financial Officer)

Date: November 16, 2009

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant on November 16, 2009 in the capacities indicated below.

Name	Title
/s/ EDWARD D. BREEN Edward D. Breen	Chairman, Chief Executive Officer and Director (Principal Executive Officer)
/s/ CHRISTOPHER J. COUGHLIN Christopher J. Coughlin	Executive Vice President and Chief Financial Officer (Principal Financial Officer)
/s/ CAROL ANTHONY DAVIDSON Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer (Principal Accounting Officer)
* Timothy M. Donahue	Director
* Brian Duperreault	Director
* Bruce S. Gordon	Director
* Rajiv L. Gupta	Director

Name	Title
* John A. Krol	Director
* Dr. Brendan R. O'Neill	Director
* William S. Stavropoulos	Director
* Sandra S. Wijnberg	Director
* Jerome B. York	Director
* R. David Yost	Director

* Judith A. Reinsdorf, by signing her name hereto, does sign this document on behalf of the above noted individuals, pursuant to powers of attorney duly executed by such individuals, which have been filed as Exhibit 24.1 to this Report.

By: /s/ JUDITH A. REINSDORF
Judith A. Reinsdorf
Attorney-in-fact

TYCO INTERNATIONAL LTD.
Index to Consolidated Financial Statements

	Page
Management's Responsibility for Financial Statements	80
Reports of Independent Registered Public Accounting Firm	81
Consolidated Statements of Operations	83
Consolidated Balance Sheets	84
Consolidated Statements of Shareholders' Equity	85
Consolidated Statements of Cash Flows	87
Notes to Consolidated Financial Statements	88
Schedule II—Valuation and Qualifying Accounts	174

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

Discussion of Management's Responsibility

We are responsible for the preparation, integrity and fair presentation of the Consolidated Financial Statements and related information appearing in this report. We take these responsibilities very seriously and are committed to being recognized as a leader in governance, controls, clarity and transparency of financial statements. We are committed to making honesty, integrity and transparency the hallmarks of how we run Tyco. We believe that to succeed in today's environment requires more than just compliance with laws and regulations—it requires a culture based upon the highest levels of integrity and ethical values. Expected behavior starts with our Board of Directors and our senior team leading by example and includes every one of Tyco's global employees, as well as our customers, suppliers and business partners. One of our most crucial objectives is continuing to maintain and build on the public, employee and shareholder confidence that has been restored in Tyco. We believe this is being accomplished; first, by issuing financial information and related disclosures that are accurate, complete and transparent so investors are well informed; second, by supporting a leadership culture based on an ethic of uncompromising integrity and accountability; and third, by recruiting, training and retaining high-performance individuals who have the highest ethical standards. We take full responsibility for meeting this objective. We maintain appropriate accounting standards and disclosure controls and devote our full commitment and the necessary resources to these items.

Dedication to Governance, Controls and Financial Reporting

Throughout 2009, we continued to maintain and enhance internal controls over financial reporting, disclosures and corporate governance practices. We believe that a strong control environment is a dynamic process. Therefore, we intend to continue to devote the necessary resources to maintain and improve our internal controls and corporate governance.

Our Audit Committee meets regularly and separately with management, Deloitte & Touche LLP, our independent auditors, and our internal auditors to discuss financial reports, controls and auditing.

We, our Board and our Audit Committee are all committed to excellence in governance, financial reporting and controls.

/s/ EDWARD D. BREEN	/s/ CHRISTOPHER J. COUGHLIN
Edward D. Breen *Chairman and Chief Executive Officer*	Christopher J. Coughlin *Executive Vice President and Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.:

We have audited the accompanying consolidated balance sheets of Tyco International Ltd. and subsidiaries (the "Company") as of September 25, 2009 and September 26, 2008, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended September 25, 2009. Our audits also included the financial statement schedule listed in the Index at Item 15. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Tyco International Ltd. and subsidiaries as of September 25, 2009 and September 26, 2008, and the results of their operations and their cash flows for each of the three fiscal years in the period ended September 25, 2009, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements: i) effective September 29, 2007 the Company adopted new accounting guidance on the accounting for uncertain income tax positions, ii) the Company changed the depreciation method and estimated useful life used to account for pooled subscriber system assets and related deferred revenue from the straight-line method with lives ranging from 10 to 14 years to an accelerated method with lives up to 15 years effective as of the beginning of the third quarter of fiscal 2007, and iii) the Company adopted the new accounting guidance for the recognition and related disclosure provisions for defined benefit pension and other postretirement plans effective September 29, 2007 and the related guidance on the measurement date effective September 27, 2008.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 25, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 16, 2009 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

New York, New York
November 16, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
Tyco International Ltd.:

We have audited the internal control over financial reporting of Tyco International Ltd. and subsidiaries (the "Company") as of September 25, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 25, 2009, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the fiscal year ended September 25, 2009 of the Company and our report dated November 16, 2009 expressed an unqualified opinion on those financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of new accounting guidance for defined benefit pension and other postretirement plans.

/s/ DELOITTE & TOUCHE LLP

New York, New York
November 16, 2009

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF OPERATIONS
Years Ended September 25, 2009, September 26, 2008 and September 28, 2007
(in millions, except per share data)

	2009	2008	2007
Revenue from product sales	$10,482	$13,064	$11,816
Service revenue	6,755	7,135	6,661
Net revenue	17,237	20,199	18,477
Cost of product sales	7,584	9,200	8,495
Cost of services	3,559	3,923	3,722
Selling, general and administrative expenses	4,657	4,906	4,776
Class action settlement, net	—	(10)	2,862
Separation costs	—	4	105
Goodwill and intangible asset impairments (See Note 10)	2,705	10	59
Restructuring, asset impairment and divestiture charges, net (See Notes 2 and 3)	219	225	190
Operating (loss) income	(1,487)	1,941	(1,732)
Interest income	44	110	104
Interest expense	(301)	(396)	(313)
Other expense, net	(7)	(224)	(255)
(Loss) income from continuing operations before income taxes and minority interest	(1,751)	1,431	(2,196)
Income tax expense	(78)	(335)	(324)
Minority interest	(4)	(1)	(4)
(Loss) income from continuing operations	(1,833)	1,095	(2,524)
Income from discontinued operations, net of income taxes	35	458	782
Net (loss) income	$(1,798)	$ 1,553	$(1,742)
Basic earnings per share:			
(Loss) income from continuing operations	$ (3.87)	$ 2.26	$ (5.10)
Income from discontinued operations	0.07	0.95	1.58
Net (loss) income	$ (3.80)	$ 3.21	$ (3.52)
Diluted earnings per share:			
(Loss) income from continuing operations	$ (3.87)	$ 2.25	$ (5.10)
Income from discontinued operations	0.07	0.94	1.58
Net (loss) income	$ (3.80)	$ 3.19	$ (3.52)
Weighted-average number of shares outstanding:			
Basic	473	484	495
Diluted	473	488	495

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED BALANCE SHEETS
As of September 25, 2009 and September 26, 2008
(in millions, except share data)

	2009	2008
Assets		
Current Assets:		
Cash and cash equivalents	$ 2,354	$ 1,519
Accounts receivable, less allowance for doubtful accounts of $173 and $173, respectively	2,629	2,986
Inventories	1,443	1,877
Prepaid expenses and other current assets	972	1,238
Deferred income taxes	413	541
Assets held for sale	156	268
Total current assets	7,967	8,429
Property, plant and equipment, net	3,497	3,493
Goodwill	8,791	11,619
Intangible assets, net	2,647	2,681
Other assets	2,651	2,582
Total Assets	$25,553	$28,804
Liabilities and Shareholders' Equity		
Current Liabilities:		
Loans payable and current maturities of long-term debt	$ 245	$ 555
Accounts payable	1,244	1,608
Accrued and other current liabilities	2,476	2,717
Deferred revenue	590	594
Liabilities held for sale	161	211
Total current liabilities	4,716	5,685
Long-term debt	4,029	3,709
Deferred revenue	1,134	1,187
Other liabilities	2,720	2,715
Total Liabilities	12,599	13,296
Commitments and contingencies (See Note 15)		
Minority interest	13	14
Shareholders' Equity (See Note 17)		
Preference shares, Nil as of September 25, 2009 and $4 par value, 31,250,000 shares authorized, none outstanding as of September 26, 2008	—	—
Common shares, CHF 7.60 par value, 814,801,671 shares authorized; 479,346,720 shares outstanding as of September 25, 2009; $0.80 par value, 1,000,000,000 shares authorized; 477,667,844 shares issued, net of 21,952,786 shares owned by subsidiaries as of September 26, 2008	3,122	382
Common shares held in treasury, 5,182,984 and 4,882,081 shares, as of September 25, 2009 and September 26, 2008, respectively	(214)	(192)
Capital in excess:		
Share premium	—	9,236
Contributed surplus	10,940	4,711
Accumulated (deficit) earnings	(820)	1,125
Accumulated other comprehensive (loss) income	(87)	232
Total Shareholders' Equity	12,941	15,494
Total Liabilities and Shareholders' Equity	$25,553	$28,804

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended September 25, 2009, September 26, 2008 and September 28, 2007
(in millions)

	Number of Common Shares	Common Shares $0.80 Par Value	Treasury Shares	Share Premium	Contributed Surplus	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of September 29, 2006	498	$ 398	$ —	$ 8,787	$14,493	$10,692	$ 1,017	$ 35,387
Comprehensive income:								
Net loss						(1,742)		(1,742)
Currency translation							883	883
Unrealized gain on marketable securities and derivative instruments, net of income taxes							3	3
Minimum pension liability, net of income taxes							249	249
Total comprehensive loss								$ (607)
Dividends declared						(668)		(668)
Share options exercised, including tax expense of $23	5	4		402	23			429
Repurchase of common shares by subsidiary	(7)	(5)			(722)			(727)
Compensation expense					295			295
Exchange of convertible debt					1			1
Distribution of Covidien and Tyco Electronics					(8,651)	(8,248)	(1,476)	(18,375)
Cumulative effect of adopting a new accounting principle (see Note 16)							(111)	(111)
Balance as of September 28, 2007	496	397	—	9,189	5,439	34	565	15,624
Comprehensive income:								
Net income						1,553		1,553
Currency translation							(307)	(307)
Unrealized loss on marketable securities and derivative instruments, net of income taxes							(5)	(5)
Retirement plans, net of income taxes							(21)	(21)
Total comprehensive income								$ 1,220
Dividends declared						(313)		(313)
Share options exercised, including tax benefit of $2	2	2		47	2			51
Repurchase of common shares by subsidiary	(20)	(17)			(837)			(854)
Repurchase of common shares held in treasury	(5)		(192)					(192)
Compensation expense					97			97
Exchange of convertible debt					10			10
Cumulative effect of adopting a new accounting principle (see Note 6)						(79)		(79)
Other (see Note 2)						(70)		(70)
Balance as of September 26, 2008	473	382	(192)	9,236	4,711	1,125	232	15,494

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY (Continued)
Years Ended September 25, 2009, September 26, 2008 and September 28, 2007
(in millions)

	Number of Common Shares	Common Shares at Par Value (See Note 17)	Common Shares $0.80 Par Value	Treasury Shares	Share Premium	Contributed Surplus	Accumulated Earnings (Deficit)	Accumulated Other Comprehensive Income (Loss)	Total
Balance as of September 26, 2008	473		382	(192)	9,236	4,711	1,125	232	15,494
Comprehensive income:									
Net loss							(1,798)		(1,798)
Currency translation								(203)	(203)
Unrealized gain on marketable securities and derivative instruments, net of income taxes of $5 million								9	9
Retirement plans, net of income tax benefit of $107 million (see Note 19)								(220)	(220)
Total comprehensive loss									$ (2,212)
Change of Domicile (see Note 17):									
Reclassification of shares owned by subsidiaries and cancellation of common shares held in treasury		1		(54)		53			—
Reverse share split and issuance of fully paid up shares		3,498	(382)		(3,116)				—
Reallocation of share premium to contributed surplus					(6,120)	6,120			—
Dividends declared (see Note 17)		(377)					(95)		(472)
Shares issued from treasury for vesting of share-based equity awards and other related tax effects	1			32		(38)			(6)
Repurchase of common shares by subsidiary						(3)			(3)
Compensation expense						103			103
Cumulative effect of adopting a new accounting principle, net of income tax benefit of $2 million and income taxes of $28 million, respectively, (see Note 16)							(5)	61	56
Other						(6)	(47)	34	(19)
Balance as of September 25, 2009	474	$3,122	$ —	$ (214)	$ —	$10,940	$ (820)	$ (87)	$ 12,941

See Notes to Consolidated Financial Statements.

TYCO INTERNATIONAL LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Years Ended September 25, 2009, September 26, 2008 and September 28, 2007
($ in millions)

	2009	2008	2007
Cash Flows From Operating Activities:			
Net (loss) income	$(1,798)	$ 1,553	$(1,742)
Income from discontinued operations, net of income taxes	(35)	(458)	(782)
(Loss) Income from continuing operations	(1,833)	1,095	(2,524)
Adjustments to reconcile net cash provided by operating activities:			
Depreciation and amortization	1,133	1,154	1,148
Non-cash compensation expense	103	99	173
Deferred income taxes	(83)	(94)	(16)
Provision for losses on accounts receivable and inventory	156	135	94
(Gain) loss on the retirement of debt	(2)	258	259
Goodwill and intangible asset impairments	2,705	10	59
Non-cash restructuring and asset impairment charges, net	23	36	11
Losses on divestitures	13	—	4
(Gains) losses on investments, net	(9)	13	(10)
Debt and refinancing cost amortization	25	59	7
Other non-cash items	56	29	31
Changes in assets and liabilities, net of the effects of acquisitions and divestitures:			
Accounts receivable, net	207	(176)	(136)
Contracts in progress	106	(26)	(44)
Inventories	367	(138)	(163)
Other current assets	11	11	154
Accounts payable	(352)	(16)	65
Accrued and other liabilities	(52)	(152)	(68)
Income taxes, net	(148)	(95)	(250)
Class action settlement liability	—	(3,020)	2,992
Other	3	(54)	28
Net cash provided by (used in) operating activities	2,429	(872)	1,814
Net cash (used in) provided by discontinued operating activities	(8)	(18)	2,498
Cash Flows From Investing Activities:			
Capital expenditures	(709)	(734)	(666)
Proceeds from disposal of assets	13	28	23
Accounts purchased from ADT dealer program	(543)	(376)	(409)
Acquisition of businesses, net of cash acquired	(48)	(347)	(31)
Divestiture of businesses, net of cash retained	2	1	8
Class action settlement escrow	—	2,960	(2,960)
Liquidation of rabbi trust investments	—	—	271
Decrease in investments	17	32	4
(Increase) decrease in restricted cash	—	(17)	5
Other	(1)	(1)	15
Net cash (used in) provided by investing activities	(1,269)	1,546	(3,740)
Net cash provided by (used in) discontinued investing activities	66	911	(810)
Cash Flows From Financing Activities:			
Proceeds from issuance of short-term debt	26	16	1,517
Repayment of short-term debt	(552)	(377)	(1,151)
Proceeds from issuance of long-term debt	3,424	3,864	308
Repayment of long-term debt, including debt tenders	(2,890)	(4,050)	(6,602)
Proceeds from exercise of share options	1	49	406
Dividends paid	(388)	(292)	(791)
Repurchase of common shares by subsidiary	(3)	(854)	(727)
Repurchase of common shares held in treasury	—	(192)	—
Transfer from discontinued operations	58	897	8,585
Other	9	(72)	12
Net cash (used in) provided by financing activities	(315)	(1,011)	1,557
Net cash used in discontinued financing activities	(58)	(893)	(950)
Effect of currency translation on cash	(10)	(38)	70
Effect of currency translation on cash related to discontinued operations	—	—	33
Net increase (decrease) in cash and cash equivalents	835	(375)	472
Less: net increase in cash related to discontinued operations	—	—	(771)
Cash and cash equivalents at beginning of year	1,519	1,894	2,193
Cash and cash equivalents at end of year	$ 2,354	$ 1,519	$ 1,894
Supplementary Cash Flow Information:			
Interest paid	$ 294	$ 313	$ 317
Income taxes paid, net of refunds	$ 291	$ 501	$ 649
Supplementary Non-Cash Financing Activities:			
Conversion of debt to common shares	$ —	$ 10	$ 3

See Notes to Consolidated Financial Statements.

1. Basis of Presentation and Summary of Significant Accounting Policies

Basis of Presentation—The Consolidated Financial Statements include the consolidated accounts of Tyco International Ltd., a corporation organized under the laws of Switzerland, and its subsidiaries (Tyco and all its subsidiaries, hereinafter collectively referred to as the "Company" or "Tyco"). Effective March 17, 2009, following shareholder and Board of Director approval on March 12, 2009, the Company ceased to exist as a Bermuda corporation and continued its existence as a Swiss corporation under articles 620 et seq. of the Swiss Code of Obligations (the "Change of Domicile"). The rights of holders of the Company's common shares are now governed by Swiss law, the Company's Swiss articles of association and its Swiss organizational regulations. The financial statements have been prepared in United States dollars ("USD") and in accordance with generally accepted accounting principles in the United States ("GAAP"). Certain information described under article 663-663h of the Swiss Code of Obligations has been presented in the Company's Swiss statutory financial statements for the period ended September 25, 2009. Unless otherwise indicated, references in the Consolidated Financial Statements to 2009, 2008 and 2007 are to Tyco's fiscal year ended September 25, 2009, September 26, 2008 and September 28, 2007, respectively.

Effective June 29, 2007, Tyco completed the spin-offs of Covidien and Tyco Electronics, formerly the Healthcare and Electronics businesses, respectively, into separate, publicly traded companies (the "Separation") in the form of a distribution to Tyco shareholders. The distribution was made on June 29, 2007, to Tyco shareholders of record on June 18, 2007. Each Tyco shareholder received 0.25 of a common share of each of Covidien and Tyco Electronics for each Tyco common share held on the record date. Tyco shareholders received cash in lieu of fractional shares for amounts of less than one Covidien or Tyco Electronics common share. The distribution was structured to be tax-free to Tyco shareholders except to the extent of cash received in lieu of fractional shares. While the Company is a party to a Separation and Distribution, Tax Sharing and certain other agreements, it has determined that there is no significant continuing involvement between it and Covidien or Tyco Electronics. Therefore, the Company has classified Covidien and Tyco Electronics as discontinued operations for all periods prior to the Separation.

Additionally, on the distribution date, the Company, as approved by its Board of Directors, effected a reverse stock split of Tyco's common shares, at a split ratio of 1-for-4. Shareholder approval for the reverse stock split was obtained at the March 8, 2007 Special General Meeting of Shareholders. Share and per share data for all periods presented have been adjusted to reflect the reverse stock split.

During 2008 and 2007, the Company incurred pre-tax costs related to the Separation of $275 million and $1,083 million, respectively. The costs include loss on early extinguishment of debt, debt refinancing, tax restructuring, professional services and employee-related costs. Of these amounts, $4 million and $105 million are included in separation costs for 2008 and 2007, respectively. Additionally, $258 million and $259 million in 2008 and 2007, respectively, is related to loss on early extinguishment of debt and is included in other expense, net. Separation costs included in interest expense, net during 2008 were $47 million related to the write-off of unamortized credit facility fees. Also during 2009 and 2008, $14 million of expense and $34 million of income, respectively, relating to the Tax Sharing Agreement is included in other expense, net. During 2007, $719 million is included in discontinued operations. Additionally, 2007 includes tax charges related to the Separation primarily for the write-off of deferred tax assets that will no longer be realizable of $183 million, of which $95 million is included in income taxes within continuing operations and $88 million is included in discontinued operations.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Principles of Consolidation—Tyco is a holding company which conducts its business through its operating subsidiaries. The Company consolidates companies in which it owns or controls more than fifty percent of the voting shares or has the ability to control through similar rights. Also, the Company consolidates variable interest entities in which the Company bears a majority of the risk of the entities' expected losses or stands to gain from a majority of the entities' expected returns. All intercompany transactions have been eliminated. The results of companies acquired or disposed of during the year are included in the Consolidated Financial Statements from the effective date of acquisition or up to the date of disposal. References to the segment data are to the Company's continuing operations.

Use of Estimates—The preparation of the Consolidated Financial Statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities and reported amounts of revenues and expenses. Significant estimates in these Consolidated Financial Statements include restructuring charges, allowances for doubtful accounts receivable, estimates of future cash flows associated with asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, fair values of financial instruments, estimated contract revenue and related costs, legal liabilities, income taxes and tax valuation allowances, and pension and postretirement employee benefit expenses. Actual results could differ materially from these estimates.

Revenue Recognition—The Company recognizes revenue principally on four types of transactions—sales of products, sales of security systems, billings for monitoring and maintenance services and contract sales.

Revenue from the sales of products is recognized at the time title and risks and rewards of ownership pass. This is generally when the products reach the free-on-board shipping point, the sales price is fixed and determinable and collection is reasonably assured.

Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are accounted for as reductions in determining sales in the same period the related sales are recorded. These provisions are based on terms of arrangements with direct, indirect and other market participants. Rebates are estimated based on sales terms, historical experience and trend analysis.

Sales of security monitoring systems may have multiple elements, including equipment, installation, monitoring services and maintenance agreements. The Company assesses its revenue arrangements to determine the appropriate units of accounting. When ownership of the system is transferred to the customer, each deliverable provided under the arrangement is considered a separate unit of accounting. Revenues associated with sale of equipment and related installations are recognized once delivery, installation and customer acceptance is completed, while the revenue for monitoring and maintenance services are recognized as services are rendered. Amounts assigned to each unit of accounting are based on an allocation of total arrangement consideration using each deliverable's relative fair value. Revenue recognized for equipment and installation is limited to the lesser of their allocated amounts under the relative fair value method or the non-contingent up-front consideration received at the time of installation, since collection of future amounts under the arrangement with the customer is contingent upon the delivery of monitoring and maintenance services.

For transactions in which the Company retains ownership of the subscriber system asset fees for monitoring and maintenance services are recognized on a straight-line basis over the contract term.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Non-refundable fees received in connection with the initiation of a monitoring contract, along with associated direct and incremental selling costs, are deferred and amortized over the estimated life of the customer relationship.

While the Company does not expect situations where fair value cannot be objectively determined for sales of security systems and services, if such cases were to arise, the Company's policy is to recognize revenue for all elements over the contract life.

Revenue from the sale of services is recognized as services are rendered. Customer billings for services not yet rendered are deferred and recognized as revenue as the services are rendered and the associated deferred revenue is included in current liabilities or long-term liabilities, as appropriate.

Contract sales for the installation of fire protection systems, large security intruder systems and other construction-related projects are recorded primarily under the percentage-of-completion method. Profits recognized on contracts in process are based upon estimated contract revenue and related total cost of the project at completion. The extent of progress toward completion is generally measured based on the ratio of actual cost incurred to total estimated cost at completion. Revisions to cost estimates as contracts progress have the effect of increasing or decreasing profits each period. Provisions for anticipated losses are made in the period in which they become determinable. Estimated warranty costs are included in total estimated contract costs and are accrued over the construction period of the respective contracts under percentage-of-completion accounting.

At September 25, 2009 and September 26, 2008, accounts receivable and other long-term receivables included retainage provisions of $65 million and $70 million, respectively, of which $46 million and $51 million are unbilled, respectively. These retainage provisions consist primarily of fire protection contracts and become due upon contract completion and acceptance. As of September 25, 2009 the retainage provision included $64 million that is expected to be collected during fiscal 2010.

Research and Development—Research and development expenditures are expensed when incurred and are included in cost of product sales, which amounted to $118 million, $127 million and $120 million for 2009, 2008 and 2007, respectively. Research and development expenses include salaries, direct costs incurred and building and overhead expenses.

Advertising—Advertising costs are expensed when incurred and are included in selling, general and administrative expenses, which amounted to $131 million, $142 million and $132 million for 2009, 2008 and 2007, respectively.

Translation of Foreign Currency—For the Company's non-U.S. subsidiaries that account in a functional currency other than U.S. dollars, assets and liabilities are translated into U.S. dollars using year-end exchange rates. Revenue and expenses are translated at the average exchange rates in effect during the year. Foreign currency translation gains and losses are included as a component of accumulated other comprehensive (loss) income within shareholders' equity.

Gains and losses resulting from foreign currency transactions, including the impact of foreign currency derivatives related to operating activities and dividends declared in Swiss francs, are reflected in selling, general and administrative expenses and other expense, net, respectively.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Cash and Cash Equivalents—All highly liquid investments with maturities of three months or less from the time of purchase are considered to be cash equivalents.

Allowance for Doubtful Accounts—The allowance for doubtful accounts receivable reflects the best estimate of probable losses inherent in Tyco's receivable portfolio determined on the basis of historical experience, specific allowances for known troubled accounts and other currently available evidence.

Inventories—Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

Property, Plant and Equipment, Net—Property, Plant and Equipment, net is recorded at cost less accumulated depreciation. Depreciation expense for 2009, 2008 and 2007 was $617 million, $626 million and $635 million, respectively. Maintenance and repair expenditures are charged to expense when incurred. Except for pooled subscriber systems, depreciation is calculated using the straight-line method over the estimated useful lives of the related assets as follows:

Buildings and related improvements . .	5 to 50 years
Leasehold improvements	Lesser of remaining term of the lease or economic useful life
Subscriber systems	Accelerated method up to 15 years
Other machinery, equipment and furniture and fixtures	2 to 20 years

See below for discussion of depreciation method and estimated useful lives related to subscriber systems.

Subscriber System Assets and Related Deferred Revenue Accounts—The Company generally considers assets related to the acquisition of new customers in its electronic security business in three asset categories: internally generated residential subscriber systems, internally generated commercial subscriber systems (collectively referred to as subscriber system assets) and customer accounts acquired through the ADT dealer program (referred to as dealer intangibles). Subscriber system assets include installed property, plant and equipment for which Tyco retains ownership and deferred costs directly related to the customer acquisition and system installation. Subscriber system assets represent capitalized equipment (e.g. security control panels, touchpad, motion detectors, window sensors, and other equipment) and installation costs associated with electronic security monitoring arrangements under which the Company retains ownership of the security system assets in a customer's residence or place of business. Installation costs represent costs incurred to prepare the asset for its intended use. The Company pays property taxes on the subscriber system assets and upon customer termination, may retrieve such assets. These assets embody a probable future economic benefit as they generate future monitoring revenue for the Company.

Costs related to the subscriber system equipment and installation are categorized as property, plant and equipment rather than deferred costs. Deferred costs associated with subscriber system assets represent direct and incremental selling expenses (i.e. commissions) related to acquiring the customer. Commissions related to up-front consideration paid by customers in connection with the establishment of the monitoring arrangement are determined based on a percentage of the up-front fees and do not exceed deferred revenue. Such deferred costs are recorded as non-current assets and are included in the Other Assets line item within the Consolidated Balance Sheets.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Subscriber system assets and any deferred revenue resulting from the customer acquisition are accounted for over the expected life of the subscriber. In certain geographical areas where the Company has a large number of customers that behave in a similar manner over time, the Company accounts for subscriber system assets and related deferred revenue using pools, with separate pools for the components of subscriber system assets and any related deferred revenue based on the same month and year of acquisition.

Effective as of the beginning of the third quarter of 2007, Tyco changed the depreciation method and estimated useful life used to account for pooled subscriber system assets (primarily in North America) and related deferred revenue from the straight-line method with lives ranging from 10 to 14 years to an accelerated method with lives up to 15 years. The accelerated method utilizes declining balance rates based on geographical area ranging from 160% to 195% for residential subscriber pools and 145% to 265% for commercial subscriber pools and converts to a straight line methodology when the resulting depreciation charge is greater than that from the accelerated method. The Company will continue to use a straight-line method with a 14-year life for non-pooled subscriber system assets (primarily in Europe and Asia) and related deferred revenue, with remaining balances written off upon customer termination.

The change in the method and estimated useful life used to account for pooled subscriber system assets and related deferred revenue resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base. The change in method used to account for pooled subscriber system assets and related deferred revenue accounts represents a change in accounting estimate effected by a change in accounting principle and was accounted for prospectively. The change in method was based on information obtained by continued observation of the expected benefits inherent in the pooled subscriber system assets by customer category and was preferable, as it resulted in depreciation and amortization that are more reflective of the pattern of expected benefits derived from these assets. All pertinent factors, including actual customer attrition data specific to customer categories and geographical areas, demand, competition, and the estimated technological life of the installed systems, are reviewed by the Company at each balance sheet date to assess the continued appropriateness of methods and estimated useful lives.

The effects of the change described above decreased net revenue by $21 million, decreased depreciation expense by $37 million, and decreased loss from continuing operations and net loss by $10 million each and increased basic and diluted earnings per share by $0.02 for 2007.

Long-Lived Asset Impairments—Tyco reviews long-lived assets, including property, plant and equipment and amortizable intangible assets, for impairment whenever events or changes in business circumstances indicate that the carrying amount of the asset may not be fully recoverable. Tyco performs undiscounted operating cash flow analyses to determine if impairment exists. For purposes of recognition and measurement of an impairment for assets held for use, Tyco groups assets and liabilities at the lowest level for which cash flows are separately identified. If an impairment is determined to exist, any related impairment loss is calculated based on fair value. Impairment losses on

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

assets to be disposed of, if any, are based on the estimated proceeds to be received, less costs of disposal.

Goodwill and Indefinite-Lived Intangible Asset Impairments—Goodwill and indefinite-lived intangible assets are assessed for impairment annually and more frequently if triggering events occur (see Note 10). In performing these assessments, management relies on various factors, including operating results, business plans, economic projections, anticipated future cash flows, comparable transactions and other market data. There are inherent uncertainties related to these factors which require judgment in applying them to the analysis of goodwill and indefinite-lived intangible assets for impairment. The Company performed its annual impairment tests for goodwill and indefinite-lived intangible assets on the first day of the fourth quarter of 2009.

When testing for goodwill impairment, the Company first compares the fair value of a reporting unit with its carrying amount. Fair value for the goodwill impairment test is determined utilizing a discounted cash flow analysis based on the Company's future budgets discounted using market participants' weighted-average cost of capital and market indicators of terminal year cash flows. Other valuation methods are used to corroborate the discounted cash flow method. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired and further tests are performed to measure the amount of impairment loss. In the second step of the goodwill impairment test, the Company compares the implied fair value of the reporting unit's goodwill with the carrying amount of the reporting unit's goodwill. If the carrying amount of the reporting unit's goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess of the carrying amount of goodwill over its implied fair value. The implied fair value of goodwill is determined in the same manner that the amount of goodwill recognized in a business combination is determined. The Company allocates the fair value of a reporting unit to all of the assets and liabilities of that unit, including intangible assets, as if the reporting unit had been acquired in a business combination. Any excess of the fair value of a reporting unit over the amounts assigned to its assets and liabilities represents the implied fair value of goodwill.

Indefinite lived intangible assets consisting primarily of trade names and franchise rights are tested for impairment using either a relief from royalty method or excess earnings method.

Dealer and Other Amortizable Intangible Assets, Net—Intangible assets primarily include contracts and related customer relationships and intellectual property. Certain contracts and related customer relationships result from purchasing residential security monitoring contracts from an external network of independent dealers who operate under the ADT dealer program. Acquired contracts and related customer relationships are recorded at their contractually determined purchase price.

During the first six months (twelve months in certain circumstances) after the purchase of the customer contract, any cancellation of monitoring service, including those that result from customer payment delinquencies, results in a chargeback by the Company to the dealer for the full amount of the contract purchase price. The Company records the amount charged back to the dealer as a reduction of the previously recorded intangible asset.

Intangible assets arising from the ADT dealer program described above are amortized in pools determined by the same month and year of contract acquisition on an accelerated basis over the period and pattern of economic benefit that is expected to be obtained from the customer relationship.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Effective as of the beginning of the third quarter of 2007, Tyco changed the estimated useful life of dealer intangibles in geographical areas comprising approximately 90% of the net carrying value of dealer intangibles from 12 to 15 years. The Company continues to amortize dealer intangible assets on an accelerated basis. The change in the estimated useful life used to account for dealer intangibles resulted from our ongoing analysis of all pertinent factors, including actual customer attrition data, demand, competition, and the estimated technological life of the installed systems. The pertinent factors have been influenced by management's ongoing customer retention programs, as well as tactical and strategic initiatives to improve service delivery, customer satisfaction, and the credit worthiness of the subscriber customer base. The change in estimated useful life of dealer intangibles has been accounted for prospectively. The effect of the change in estimated useful life for dealer intangibles decreased loss from continuing operations and net loss by $6 million each and increased basic and diluted earnings per share by $0.01 for 2007.

Other contracts and related customer relationships, as well as intellectual property consisting primarily of patents, trademarks, copyrights and unpatented technology, are amortized on a straight-line basis over 4 to 40 years. The Company evaluates the amortization methods and remaining useful lives of intangible assets on a periodic basis to determine whether events and circumstances warrant a revision to the amortization method or remaining useful lives.

Investments—The Company invests in debt and equity securities. Long-term investments in marketable equity securities that represent less than twenty percent ownership are marked to market at the end of each accounting period. Unrealized gains and losses are credited or charged to accumulated other comprehensive (loss) income within shareholders' equity for available for sale securities unless an unrealized loss is deemed to be other than temporary, in which case such loss is charged to earnings. Management determines the proper classification of investments in debt obligations with fixed maturities and equity securities for which there is a readily determinable market value at the time of purchase and reevaluates such classifications as of each balance sheet date. Realized gains and losses on sales of investments are included in the Consolidated Statements of Operations.

Other equity investments for which the Company does not have the ability to exercise significant influence and for which there is not a readily determinable market value are accounted for under the cost method of accounting. Each reporting period, the Company evaluates the carrying value of its investments accounted for under the cost method of accounting, such that they are recorded at the lower of cost or estimated net realizable value. For equity investments in which the Company exerts significant influence over operating and financial policies but do not control, the equity method of accounting is used. The Company's share of net income or losses of equity investments is included in the Consolidated Statements of Operations and was not material in any period presented.

Product Warranty—The Company records estimated product warranty costs at the time of sale. Products are warranted against defects in material and workmanship when properly used for their intended purpose, installed correctly, and appropriately maintained. Generally, product warranties are implicit in the sale; however, the customer may purchase an extended warranty. However, in most instances the warranty is either negotiated in the contract or sold as a separate component. Warranty period terms range from 90 days up to 15 years. The warranty liability is determined based on historical information such as past experience, product failure rates or number of units repaired, estimated cost of material and labor, and in certain instances estimated property damage.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Environmental Costs—Tyco is subject to laws and regulations relating to protecting the environment. Tyco provides for expenses associated with environmental remediation obligations when such amounts are probable and can be reasonably estimated.

Income Taxes—Deferred tax liabilities and assets are recognized for the expected future tax consequences of events that have been reflected in the Consolidated Financial Statements. Deferred tax liabilities and assets are determined based on the differences between the book and tax bases of particular assets and liabilities and operating loss carryforwards, using tax rates in effect for the years in which the differences are expected to reverse. A valuation allowance is provided to offset deferred tax assets if, based upon the available evidence, including consideration of tax planning strategies, it is more-likely-than-not that some or all of the deferred tax assets will not be realized.

Insurable Liabilities—The Company records liabilities for its workers' compensation, product, general and auto liabilities. The determination of these liabilities and related expenses is dependent on claims experience. For most of these liabilities, claims incurred but not yet reported are estimated by utilizing actuarial valuations based upon historical claims experience. Certain insurable liabilities are discounted using a risk-free rate of return when the pattern and timing of the future obligation is reliably determinable. The impact of the discount on the Consolidated Balance Sheets as of September 25, 2009 and September 26, 2008 was to reduce the obligation by $20 million and $30 million, respectively. The Company maintains captive insurance companies to manage certain of its insurable liabilities. Additionally, the Company records receivables from third party insurers when recovery has been determined to be probable.

Financial Instruments—The Company may use interest rate swaps, currency swaps, forward and option contracts and commodity swaps to manage risks generally associated with interest rate risk, foreign exchange risk and commodity prices. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly effective at offsetting the changes in the fair value of the underlying hedged item at inception of the hedge and are expected to remain highly effective over the life of the hedge contract.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value. Derivatives used to economically hedge foreign currency denominated balance sheet items related to operating activities are reported in selling, general and administrative expenses along with offsetting transaction gains and losses on the items being hedged. Derivatives used to economically hedge dividends declared in Swiss francs are reported in the Company's Consolidated Statements of Operations as part of other expense, net along with offsetting transaction gains and losses on the items being hedged. Derivatives used to manage the exposure to changes in interest rates are reported in interest expense along with offsetting transaction gains and losses on the items being hedged. Gains and losses on net investment hedges are included in the cumulative translation adjustment component of accumulated other comprehensive (loss) income to the extent they are effective. Gains and losses on derivatives designated as cash flow hedges are recorded in accumulated other comprehensive (loss) income and reclassified to earnings in a manner that matches the timing of the earnings impact of the hedged transactions. The Company did not have any net investment or cash flow hedges during 2009. The ineffective portion of all hedges, if any, is recognized currently in earnings as noted above. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings.

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

Reclassifications—Certain prior period amounts have been reclassified to conform with the current period presentation. During the quarter ended March 27, 2009, the Company reclassified a business previously classified as held for sale as the business no longer met the held for sale criteria. During the fourth quarter of 2009, the Company approved a plan to sell a business in its ADT Worldwide segment. This business has been classified as held for sale; however, its results of operations are presented in continuing operations as the criteria for discontinued operations have not been met. See Note 2. Additionally, the Company has realigned certain business operations as of September 27, 2008 resulting in certain prior period amounts being recast within Note 20.

Recently Adopted Accounting Pronouncements—In June 2009, the Financial Accounting Standards Board ("FASB") issued authoritative guidance which established the FASB Standards Accounting Codification ("Codification") as the source of authoritative GAAP recognized by the FASB to be applied to nongovernmental entities, and rules and interpretive releases of the SEC as authoritative GAAP for SEC registrants. The Codification supersedes all the existing non-SEC accounting and reporting standards upon its effective date and, subsequently, the FASB will not issue new standards in the form of Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts. The guidance is not intended to change or alter existing GAAP. The guidance became effective for Tyco in the fourth quarter of 2009. The guidance did not have an impact on the Company's financial position, results of operations or cash flows. All references to previous numbering of FASB Statements, FASB Staff Positions or Emerging Issues Task Force Abstracts have been removed from the financial statements and accompanying footnotes.

In May 2009, the FASB issued authoritative guidance for subsequent events. The guidance provides authoritative accounting literature related to evaluating subsequent events that was previously addressed only in the auditing literature. The guidance is similar to the current guidance with some exceptions that are not intended to result in significant change to current practice. The guidance defines subsequent events and also requires the disclosure of the date through which an entity has evaluated subsequent events and the basis for that date. The Company adopted the disclosure provisions of the guidance as of June 26, 2009. The adoption did not have an impact on the Company's financial position, results of operations or cash flows.

In April 2009, the FASB issued authoritative guidance for interim disclosures about fair value of financial instruments, which amended existing guidance. The guidance requires disclosures about fair value of financial instruments in interim financial statements as well as in annual financial statements. The Company adopted the disclosure provisions of the guidance as of June 26, 2009. See Note 14 for additional information related to the adoption of the guidance. The adoption did not have an impact on the Company's financial position, results of operations or cash flows.

In March 2008, the FASB issued authoritative guidance for disclosures about derivative instruments and hedging activities. The guidance is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's results of operations. The Company adopted the disclosure provisions of the guidance as of December 27, 2008. See Note 14 for additional information related to the adoption of the guidance. The adoption did not have an impact on the Company's financial position, results of operations or cash flows.

In February 2007, the FASB issued authoritative guidance for the fair value option for financial assets and financial liabilities. The guidance permits an entity, on a contract-by-contract basis, to make

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

an irrevocable election to account for certain types of financial instruments and warranty and insurance contracts at fair value, rather than historical cost, with changes in the fair value, whether realized or unrealized, recognized in earnings. The guidance became effective for the Company in the first quarter of 2009 at which time the Company did not elect the fair value option for eligible items.

In September 2006, the FASB issued authoritative guidance for fair value measurements, which enhances existing guidance for measuring assets and liabilities at fair value. The guidance defines fair value, establishes a framework for measuring fair value and expands disclosure about fair value measurements. In February 2008, the FASB issued authoritative guidance which permits companies to partially defer the effective date of the guidance for one year for nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. During the first quarter of 2009 the Company elected to defer the adoption of the guidance for one year for non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis which is effective for Tyco in first quarter of fiscal 2010, on a prospective basis. The guidance became effective for Tyco in the first quarter of fiscal 2009 for financial assets and liabilities only. The adoption did not have a material impact on the Company's financial position, results of operations or cash flows. See Note 14 for additional information related to the adoption of the guidance.

In September 2006, the FASB issued authoritative guidance for employers' accounting for defined benefit pension and other postretirement plans. The guidance requires that employers recognize the funded status of defined benefit pension and other postretirement benefit plans as a net asset or liability on the Consolidated Balance Sheets and recognize as a component of accumulated other comprehensive (loss) income, net of income taxes, the gains or losses and prior service costs or credits that arise during the period but are not recognized as a component of net periodic benefit cost. The Company adopted the recognition and disclosure provisions of the guidance as of September 28, 2007.

The guidance also requires companies to measure plan assets and benefit obligations as of their fiscal year end. The Company adopted the measurement date provisions of the guidance on September 27, 2008. As a result, Tyco measured its plan assets and benefit obligations on September 26, 2008 and adjusted its opening balances of accumulated (deficit) earnings and accumulated other comprehensive (loss) income for the change in net periodic benefit cost and fair value, respectively, from the previously used measurement date of August 31, 2008. The adoption of the measurement date provisions resulted in a net decrease to accumulated (deficit) earnings of $5 million, net of an income tax benefit of $2 million, and a net increase to accumulated other comprehensive (loss) income of $61 million, net of income taxes of $28 million for 2009. See Note 16 for additional information related to the adoption of the guidance.

Recently Issued Accounting Pronouncements—In September 2009, the FASB issued authoritative guidance for the accounting for revenue arrangements with multiple deliverables. The guidance establishes a selling price hierarchy for determining the selling price of a deliverable. The selling price used for each deliverable will be based on vendor-specific objective evidence if available, third-party evidence if vendor-specific objective evidence is not available, or estimated selling price if neither vendor-specific evidence nor third-party evidence is available. The guidance requires arrangements under which multiple revenue generating activities to be performed be allocated at inception. The residual method under the existing accounting guidance has been eliminated. The guidance expands the disclosure requirements related to multiple-deliverable revenue arrangements. The guidance becomes effective for revenue arrangements entered into or materially modified beginning in fiscal 2011, with

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

early adoption permitted. The guidance applies on a prospective basis unless the Company specifically elects to apply the guidance retrospectively. The Company is currently assessing what impact, if any, the guidance will have on its financial position, results of operations or cash flows, as well as the timing of its adoption of the guidance.

In June 2009, the FASB issued authoritative guidance which amended the existing guidance for the consolidation of variable interest entities, to address the elimination of the concept of a qualifying special purpose entity. The guidance also replaces the quantitative-based risks and rewards calculation for determining which enterprise has a controlling financial interest in a variable interest entity with an approach focused on identifying which enterprise has the power to direct the activities of a variable interest entity, and the obligation to absorb losses of the entity or the right to receive benefits from the entity. Additionally, the guidance requires any enterprise that holds a variable interest in a variable interest entity to provide enhanced disclosures that will provide users of financial statements with more transparent information about an enterprise's involvement in a variable interest entity. The guidance is effective for Tyco in the first quarter of fiscal 2011. The Company is currently assessing what impact, if any, that the guidance will have on its financial position, results of operations or cash flows.

In December 2008, the FASB issued authoritative guidance for employers' disclosures about postretirement benefit plan assets. The guidance requires additional disclosures about plan assets related to an employer's defined benefit pension or other post-retirement plans to enable investors to better understand how investment decisions are made, the major categories of plan assets, the inputs and valuation techniques used to measure the fair value of plan assets, the effect of fair value measurements using significant unobservable inputs (Level 3) on changes in plan assets for the period, and the significant concentrations of risk within plan assets. The disclosure provisions of the guidance are effective for Tyco in the first quarter of fiscal 2010.

In June 2008, the FASB ratified authoritative guidance for determining whether instruments granted in share-based payment transactions are participating securities. The guidance addresses whether instruments granted in share-based payment awards are participating securities prior to vesting and, therefore, must be included in the earnings allocation in calculating earnings per share under the two-class method. The guidance requires that unvested share-based payment awards that contain non-forfeitable rights to dividends or dividend-equivalents be treated as participating securities in calculating earnings per share. The guidance is effective for Tyco starting with the first quarter of fiscal 2010, and shall be applied retrospectively to all prior periods. The Company believes that the guidance will not have a material impact on its financial position, results of operations or cash flows.

In April 2008, the FASB issued authoritative guidance for determining the useful life of intangible assets. The guidance amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. The guidance is effective for Tyco in the first quarter of fiscal 2010. The Company has determined that the guidance will not have a material impact on its financial position, results of operations or cash flows.

In December 2007, the FASB revised the authoritative guidance for business combinations. The revised guidance retains the underlying concepts of the existing guidance in that business combinations are still accounted for at fair value. However, the accounting for certain other aspects of business combinations will be affected. Acquisition costs will generally be expensed as incurred. Restructuring costs associated with a business combination will generally be expensed subsequent to the acquisition date. In-process research and development will be recorded at fair value as an indefinite-lived

1. Basis of Presentation and Summary of Significant Accounting Policies (Continued)

intangible at the acquisition date until it is completed or abandoned and its useful life can be determined. Changes in deferred tax asset valuation allowances and uncertain tax positions after the acquisition date will generally impact income tax expense. The revised guidance also expands required disclosures surrounding the nature and financial effects of business combinations. The revised guidance is effective, on a prospective basis, for Tyco in the first quarter of fiscal 2010.

In December 2007, the FASB issued authoritative guidance for noncontrolling interests in consolidated financial statements. The guidance requires the recognition of a noncontrolling interest (minority interest prior to the adoption of the guidance) as equity in the Consolidated Financial Statements. The amount of net income attributable to the noncontrolling interest should be included in consolidated net income on the face of the Consolidated Statements of Operations. The guidance also amends certain existing consolidation procedures in order to achieve consistency with the requirements of the revised authoritative guidance for business combinations discussed above. The guidance also includes expanded disclosure requirements regarding the interests of the parent and its noncontrolling interest. This guidance is effective for Tyco in the first quarter of fiscal 2010. The implementation of the guidance will not have a material impact on the Company's financial position, results of operations or cash flows.

2. Divestitures

The Company continued to assess the strategic fit of its various businesses and will pursue divestiture of businesses that do not align with its long-term strategy.

Held for Sale and Reflected as Continuing Operations

During the fourth quarter of 2009, the Company approved a plan to sell a business in its ADT Worldwide segment. This business has been classified as held for sale; however, its results of operations are presented in continuing operations as the criteria for discontinued operations have not been met. The Company has assessed and determined that the carrying value of this business is recoverable and will continue to assess recoverability based on current fair value, less cost to sell, until the business is sold. Fair value used for the impairment assessment was based on existing market conditions. The Company expects to complete the sale during fiscal 2010.

During the third quarter of 2008, the Company approved a plan to sell a business in its Safety Products segment. This business had been classified as held for sale in the Company's historical Consolidated Balance Sheets. During the second quarter of 2009, due to a change in strategy by management, the Company decided not to sell the business. As a result, the business no longer satisfied the requirements to be classified as held for sale in the Company's Consolidated Balance Sheet as of March 27, 2009. Accordingly, the Consolidated Balance Sheet as of September 26, 2008 was recast to reclassify the business from held for sale to held and used. The Company measured the business at the lower of its (i) carrying amount before it was classified as held for sale, adjusted for depreciation and amortization expense that would have been recognized had the business been continuously classified as held and used, or (ii) fair value at the date the decision not to sell was made. The Company recorded a charge of $8 million in the second quarter of 2009 relating to the amount of depreciation and amortization expense that would have been recorded had the asset been continuously classified as held and used.

2. Divestitures (Continued)

Discontinued Operations

As previously reported in Tyco's periodic filings, in July 2008, the Company substantially completed the sale of its Infrastructure Services business, which met the criteria to be presented as discontinued operations. In order to complete the sale of Earth Tech Brasil Ltda. ("ET Brasil") and Earth Tech UK businesses and certain assets in China, the Company was required to obtain consents and approvals to transfer the legal ownership of the business and assets. On January 22, 2009, the Company received the necessary consents and approvals to transfer the legal ownership of its ET Brasil business to Carioca Christiani-Nielsen Engenharia S.A. and received cash proceeds of $13 million. During the fourth quarter of 2008, the Company sold its Earth Tech UK business and received net cash proceeds of $53 million. However, the gain was deferred until receipt of the necessary consents and approvals. On May 12, 2009, the Company received the necessary consents and approvals to transfer the legal ownership of its Earth Tech UK business to AECOM Technologies Corporation ("AECOM") and realized the deferred gain in the Company's Consolidated Statements of Operations during the third quarter of 2009. Furthermore, on February 27, 2009, the Company received the necessary consents to transfer certain of the China assets and received cash proceeds of $18 million. On May 8, 2009, the Company received the necessary consents to transfer additional China assets and received cash proceeds of $6 million. On July 2, 2009, the Company received the necessary consents and approvals to transfer the remaining assets in China and received cash proceeds of $24 million. As a result of the fiscal 2009 dispositions, a net pre-tax gain of $33 million was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations for the year ended September 25, 2009.

During 2008, the Company sold its Empresa de Transmissao de Energia do Oeste Ltda. ("ETEO") business, Ancon Building Products ("Ancon") business, Nippon Dry-Chemical Co., Ltd. ("NDC") business, and a European manufacturer of public address products and acoustic systems. As discussed above, the Company substantially completed the sale of its Infrastructure Services Business, during the fourth quarter of 2008. These businesses met the held for sale and discontinued operations criteria and have been included in discontinued operations in all periods presented.

In May 2008, the Company sold 100% of the stock of ETEO, a Brazilian subsidiary of the Company's Infrastructure Services business for $338 million of net cash proceeds and recorded a pre-tax gain of $232 million, including the effects of the economic hedge of the purchase price discussed below. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations for the year ended September 26, 2008. ETEO was part of the Company's Corporate and Other segment. During September 2007, Tyco entered into an economic hedge of the Brazilian Real denominated contractual sale price of the ETEO business. Since the hedging transaction was directly linked to the proceeds from the sale of a business that was reflected in discontinued operations, Tyco began including the impact of the hedge in discontinued operations during the first quarter of 2008. During the third quarter of 2008, Tyco incurred a pre-tax loss of $36 million on this hedge. The impact of the hedge in 2007 was not material.

Additionally in fiscal year 2008, the Company settled a contract dispute arising under its former Infrastructure Services business. In connection with the settlement, the Company assessed its assets under the original contract and concluded the assets were no longer recoverable, resulting in a $51 million charge to discontinued operations.

2. Divestitures (Continued)

During April 2008, the Company sold Ancon, a manufacturer of stainless steel products used in masonry construction. Ancon was part of the Company's Corporate and Other segment. The sale was completed for $164 million in net cash proceeds and a pre-tax gain of $100 million was recorded which was largely exempt from tax. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations for the year ended September 26, 2008. During the fourth quarter of 2008, the Company received an additional $6 million of proceeds related to the sale of Ancon.

During February 2008, the Company sold NDC, a company in the Japanese fire protection industry. NDC was part of the Company's Fire Protection Services and Safety Products segments. The sale was completed for $50 million in net cash proceeds and a pre-tax gain of $7 million was recorded. The gain was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations for the year ended September 26, 2008.

During January 2008, the Company sold a European manufacturer of public address products and acoustic systems, which was part of the Company's Fire Protection Services Segment and recorded an $8 million pre-tax loss on sale. The loss was recorded in income from discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations.

During the first quarter of 2007, Aquas Industriales de Jose, C.A. ("AIJ"), a joint venture that was majority owned by Infrastructure Services, was sold for $42 million in net cash proceeds and a pre-tax gain of $19 million was recorded. The gain was recorded in discontinued operations, net of income taxes in the Company's Consolidated Statements of Operations. AIJ was part of the Company's Corporate and Other segment.

During the third quarter of 2007, Tyco completed the Separation and has presented its Healthcare and Electronics businesses as discontinued operations in all periods presented.

In each period prior to the Separation, net interest and loss on early extinguishment of debt, which is included in other expense, net in the Consolidated Statements of Operations, amounts were proportionally allocated to Covidien and Tyco Electronics based on the debt amounts that Tyco believes were utilized by Covidien and Tyco Electronics historically inclusive of amounts directly incurred. Allocated net interest was calculated using our historical weighted-average interest rate on debt including the impact of interest rate swap agreements. These allocated amounts were included in discontinued operations. During 2007, allocated interest income, interest expense and other expense, net was $35 million, $242 million and $388 million, respectively. During 2007, the Company incurred pre-tax separation costs related primarily to professional services and employee-related costs of $154 million and $289 million, respectively, in discontinued operations.

Additionally, the year ended September 28, 2007 includes tax charges related to the Separation primarily for the write-off of deferred tax assets that are no longer realizable of $88 million in discontinued operations.

The Company has used available information to develop its best estimates for certain assets and liabilities related to the Separation. In limited instances, final determination of the balances will be made in subsequent periods. During the year ended September 28, 2007, $72 million was recorded through shareholders' equity, primarily related to a cash true-up adjustment of $57 million and $15 million of other items. During the year ended September 26, 2008, $70 million of other items were recorded through shareholders' equity. During the year ended September 25, 2009, $43 million was

2. Divestitures (Continued)

recorded through shareholders' equity, $9 million of which related to a pre-Separation income tax filing in a non-U.S. jurisdiction and $34 million of other items. The other items discussed above, which aggregate $119 million, reflect immaterial adjustments to shareholders' equity which were recorded to correct the distribution amount at the date of Separation. Adjustments in the future for the impact of filing final income tax returns in certain jurisdictions where those returns include a combination of Tyco, Covidien and/or Tyco Electronics legal entities and for certain amended income tax returns for the periods prior to the Separation may be recorded to either shareholders' equity or the Consolidated Statements of Operations depending on the specific item giving rise to the adjustment.

Net revenue, income from operations, gain (loss) on sale, separation costs and income tax expense for discontinued operations for 2009, 2008 and 2007 are as follows ($ in millions):

	2009	2008	2007
Net revenue	$ 3	$1,221	$19,271
Pre-tax income from discontinued operations	$ 4	$ 51	$ 2,816
Pre-tax gain (loss) on sale of discontinued operations	33	484	(549)
Separation costs	—	—	(719)
Income tax expense	(2)	(77)	(766)
Income from discontinued operations, net of income taxes	$35	$ 458	$ 782

Consolidated Balance Sheet information for pending divestitures as of September 25, 2009 and September 26, 2008 is as follows ($ in millions):

	2009	2008
Accounts receivable, net	$ 33	$ 59
Inventories	2	13
Prepaid expenses and other current assets	22	19
Property, plant and equipment, net	28	28
Goodwill and other intangibles, net	9	11
Other assets	62	138
Total assets	$156	$268
Current maturities of long-term debt	$ —	$ 4
Accounts payable	22	30
Accrued and other current liabilities	67	110
Other liabilities	72	67
Total liabilities	$161	$211
Minority interest	$ —	$ 1

Losses on divestitures

During 2009, 2008 and 2007, the Company recorded $15 million, $1 million and $4 million, respectively, of divestiture charges in continuing operations in connection with the write-down to fair value, less cost to sell, of certain businesses, which did not get classified as discontinued operations. The fair value used for the impairment assessments was primarily based on the terms and conditions included or expected to be included in the sales agreements.

3. Restructuring and Asset Impairment Charges, Net

During the first quarter of 2007, the Company launched a restructuring program (the "2007 Program") across all of the Company's segments, including the corporate organization, to streamline some of the businesses and reduce its operational footprint. Upon initiation of the 2007 Program, the Company expected to incur aggregate charges related to the program of approximately $350 million to $400 million primarily through the end of calendar 2008. As of December 26, 2008, the Company had substantially completed this program.

During fiscal 2009, the Company identified additional opportunities for cost savings through restructuring activities and workforce reductions in fiscal 2009 and 2010. The Company incurred restructuring and restructuring related charges of approximately $236 million in fiscal 2009. The Company expects to incur restructuring and restructuring related charges of approximately $100 million to $150 million in fiscal 2010.

Restructuring and asset impairment charges, net, during the years ended September 25, 2009, September 26, 2008 and September 28, 2007 are as follows ($ in millions):

	2009	2008	2007
ADT Worldwide	$ 80	$ 93	$ 76
Flow Control	25	8	25
Fire Protection Services	46	25	24
Electrical and Metal Products	22	43	7
Safety Products	53	73	22
Corporate and Other	10	4	40
	236	246	194
Charges in cost of sales and selling, general and administrative expenses	(32)	(22)	(7)
Restructuring and asset impairment charges, net	$204	$224	$187

During the years ended September 25, 2009, September 26, 2008 and September 28, 2007, restructuring and asset impairment charges, net were included in the Company's Consolidated Statements of Operations as follows ($ in millions):

	2009	2008	2007
Cost of sales	$ 27	$ 20	$ 7
Selling, general and administrative expenses	5	2	—
Restructuring, asset impairment and divestiture charges, net	204	224	187
	$236	$246	$194

2009 Net Restructuring

Net restructuring and asset impairment charges during the year ended September 25, 2009 were $236 million, which include $32 million of accelerated depreciation of assets directly related to the underlying restructuring actions. The remaining charge of $204 million consists of $10 million of asset impairments, $174 million of employee severance and benefits and $38 million of facility exit and other charges, offset by $18 million of restructuring reversals resulting from the Company completing restructuring activities announced in prior years for amounts less than originally estimated.

3. Restructuring and Asset Impairment Charges, Net (Continued)

Activity in the Company's 2009 restructuring reserves related to actions initiated in 2009 is summarized as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit & Other Charges	Total
Balance as of September 26, 2008	$ —	$ —	$ —
Charges	165	24	189
Reversals	(5)	—	(5)
Utilization	(49)	(14)	(63)
Reclass/transfers	(1)	—	(1)
Currency translation	9	1	10
Balance as of September 25, 2009	$119	$ 11	$130

Activity in the Company's 2009 restructuring reserves related to the 2007 Program is summarized as follows ($ in millions):

	Employee Severance and Benefits	Facility Exit & Other Charges	Total
Balance as of September 26, 2008	$125	$ 26	$151
Charges	7	9	16
Reversals	(10)	(2)	(12)
Utilization	(71)	(14)	(85)
Reclass/transfers	—	(4)	(4)
Currency translation	(7)	—	(7)
Balance as of September 25, 2009	$ 44	$ 15	$ 59

During 2009, the Company paid $88 million related to actions under the 2007 Program and $64 million related to actions initiated in 2009. In addition, the Company paid $2 million related to 2006 and prior restructuring actions. As of September 25, 2009, $130 million has been accrued related to actions initiated in 2009.

2008 Net Restructurings

Net restructuring and asset impairment charges during the year ended September 26, 2008 were $246 million, which include $22 million of accelerated depreciation of assets expected to become obsolete as a result of the restructuring. The remaining charge of $224 million consists of $139 million of employee severance and benefits, $40 million of facility exit charges, $58 million related to the reacquisition of certain unfavorable franchise rights, and $19 million of asset impairments, offset by $32 million of restructuring reversals resulting from the Company completing restructuring activities announced in prior years for amounts less than originally estimated.

The Company paid $30 million related to actions initiated in 2008 under the 2007 Program and paid $58 million related to franchise acquisitions. As of September 26, 2008, $97 million had been accrued.

3. Restructuring and Asset Impairment Charges, Net (Continued)

2007 Net Restructurings

Net restructuring and asset impairment charges during 2007 were $194 million, which include $7 million accelerated depreciation of assets directly related to the underlying restructuring actions. The remaining charge of $187 million consists of $173 million of employee severance and benefits, $16 million of facility exit charges and other cash charges and $2 million of asset impairments, offset by $4 million of restructuring reversals resulting from the Company completing restructuring activities announced in prior years for amounts less than originally estimated.

During 2008, the Company paid $95 million related to actions under the 2007 Program and had $54 million accrued as of September 26, 2008.

2006 and Prior Restructurings

The Company continues to maintain restructuring reserves related to certain actions initiated prior to 2006. The total amount of these reserves are $15 million and $16 million as of September 25, 2009 and September 26, 2008, respectively. These balances primarily include facility exit costs for long-term non-cancelable lease obligations within the ADT Worldwide and Fire Protection Services segments, with expiration dates which range from 2009 to 2022.

Restructuring Reserves

Restructuring reserves from September 26, 2008 to September 25, 2009 by the year in which the restructuring action was initiated are as follows ($ in millions):

	Year of Restructuring Action					
		2007 Program				
	2009	2008	2007	Subtotal	Prior	Total
Balance as of September 26, 2008	$ —	$ 97	$ 54	$151	$16	$ 167
Charges	189	11	5	16	2	207
Reversals	(5)	(10)	(2)	(12)	—	(17)
Utilization	(63)	(58)	(27)	(85)	(2)	(150)
Reclass/transfers	(1)	8	(12)	(4)	—	(5)
Currency translation	10	(2)	(5)	(7)	(1)	2
Balance as of September 25, 2009	$130	$ 46	$ 13	$ 59	$15	$ 204

Restructuring reserves for businesses that have met the held for sale criteria are included in liabilities held for sale on the Consolidated Balance Sheets and excluded from the rollforward tables above. See Note 2.

3. Restructuring and Asset Impairment Charges, Net (Continued)

Restructuring reserves by segment as of September 25, 2009 and September 26, 2008 are as follows ($ in millions):

	2009	2008
ADT Worldwide	$ 69	$ 48
Flow Control	15	7
Fire Protection Services	53	27
Electrical and Metal Products	16	14
Safety Products	47	66
Corporate and Other	4	5
	$204	$167

As of September 25, 2009 and September 26, 2008, restructuring reserves were included in the Company's Consolidated Balance Sheets as follows ($ in millions):

	2009	2008
Accrued and other current liabilities	$159	$146
Other liabilities	45	21
	$204	$167

4. Acquisitions

Acquisitions

During the year ended September 25, 2009, cash paid for acquisitions totaled $50 million, which primarily related to the acquisition of Vue Technology, Inc., a provider of radio frequency identification (RFID) technology, by the Company's Safety Products segment.

During the year ended September 26, 2008, the Company acquired Winner Security Services LLC ("Winner"), Sensormatic Security Corp. ("SSC"), FirstService Security ("FirstService"), as well as various other acquisitions within its ADT Worldwide and Safety Products segments.

On June 5, 2008, the Company's ADT Worldwide segment acquired substantially all of the assets of Winner for $90 million. The franchise was originally granted by Sensormatic Electronics Corporation ("Sensormatic") and granted Winner rights to sell, install and service certain Sensormatic products and entitled Winner to commissions on Sensormatic products sold, installed or shipped into its franchise territories. Sensormatic products are sold through the Company's ADT Worldwide and Safety Products segments.

On July 9, 2008, the Company's ADT Worldwide segment acquired substantially all of the assets of SSC, including franchise rights, and agreed to settle a related legal matter for total consideration of approximately $86 million. SSC was a franchisee of Sensormatic in the states of Virginia and Maryland and in the District of Columbia. It was the last remaining major Sensormatic franchise. Under the original franchise agreement, SSC was granted rights to sell, install and service certain Sensormatic products and was entitled to commissions on Sensormatic products sold, installed or shipped into its franchise territories. Sensormatic and SSC also settled the previously reported litigation between the

4. Acquisitions (Continued)

parties related to the SSC franchise for $6 million in connection with the transaction. The value ascribed to the settlement of the legal matter was determined based on the consideration paid in excess of the fair value of the franchise and franchise rights acquired.

These transactions were accounted for as business combinations. However, the Company and Winner and SSC had a preexisting relationship. As a result, the Company was required to assess and account for the business combination separately due to the preexisting relationship between the Company and Winner and SSC. After assessing the specific facts and circumstances related to these transactions, the Company recorded charges of $38 million and $20 million for Winner and SSC, respectively, during 2008 for the reacquisition of franchise rights that were deemed to be unfavorable to the Company when compared to pricing for current market transactions for similar arrangements. The Company utilized an income method valuation approach in measuring the value of the preexisting relationship. Since these charges related to a change in the manner in which the Company conducts business in these territories, they were reflected as restructuring charges. The remaining purchase price for Winner was $52 million, which consisted of a $46 million indefinite-lived intangible asset, $1 million of customer lists which are amortizable over a 10-year period and $5 million of goodwill. The remaining purchase price for SSC was $60 million, which consisted of a $52 million indefinite-lived intangible asset, $4 million of customer lists which are amortizable over a 10-year period and $4 million of goodwill. See Note 10. Goodwill associated with the Winner and SSC transactions was deductible for tax purposes.

On June 30, 2008, the Company's ADT Worldwide segment acquired FirstService, a division of FirstService Corporation, for approximately $187 million. FirstService is a commercial security systems integrator and provides a full range of integrated security system services, including design, engineering, installation, servicing and monitoring of access control, closed-circuit television and intrusion systems. The purchase price allocation for FirstService resulted in $38 million of net working capital and other assets, $5 million of property, plant and equipment, net, $52 million of intangible assets and $92 million of goodwill. Goodwill associated with the FirstService transaction was not deductible for tax purposes.

During 2008, cash paid for other acquisitions primarily within the Company's ADT Worldwide and Safety Products segments, totaled $38 million.

During 2007, cash paid for acquisitions totaled $31 million, primarily within the Company's ADT Worldwide, Safety Products and Flow Control segments.

These acquisitions were funded utilizing cash from operations. The results of operations of the acquired companies have been included in Tyco's consolidated results from the respective acquisition dates. These acquisitions did not have a material effect on the Company's financial position, results of operations or cash flows.

ADT Dealer Program

During 2009, 2008 and 2007, Tyco paid $543 million, $376 million and $409 million of cash, respectively, to acquire approximately 512,000, 370,000 and 415,000 customer contracts for electronic security services through the ADT dealer program.

5. Other Expense, Net

Other expense, net was $7 million in 2009 compared to $224 million in 2008 and $255 million in 2007. Other expense, net in 2009 primarily relates to a $14 million charge recorded as a result of a decrease in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement, which was partially offset by income of $5 million relating to a gain on derivative contracts used to economically hedge the foreign currency risk related to the Swiss franc denominated dividends.

Other expense, net during 2008, includes $258 million on extinguishment of debt related to the consent solicitation and exchange offers and termination of the bridge loan facility offset by income of $6 million recorded in connection with the settlement of its 3.125% convertible senior debentures and related financial instruments. See Notes 12 and 14. The Company also recorded other-than-temporary impairments and realized losses on the sale of investments of $6 million related primarily to investments in corporate debt. See Note 9. Additionally, the Company recorded $40 million of income as a result of an increase in the receivables due from Covidien and Tyco Electronics under the Tax Sharing Agreement in connection with the adoption of the guidance pertaining to the accounting for uncertain income taxes. The Company also recorded $6 million of expense for other activity in accordance with the Tax Sharing Agreement during 2008.

During 2007, other expense, net consisted primarily of a $259 million loss on early extinguishment of debt incurred in connection with debt tender offers undertaken in connection with the Separation, for which no tax benefit is available. This charge consists primarily of premiums paid and the write-off of unamortized debt issuance costs and discounts. The total loss on early extinguishment of debt was $647 million, with $259 million included in continuing operations and $388 million allocated to Covidien and Tyco Electronics and included in discontinued operations.

6. Income Taxes

Significant components of the income tax provision for 2009, 2008 and 2007 are as follows ($ in millions):

	2009	2008	2007
Current:			
United States:			
Federal	$(60)	$ 139	$100
State	8	4	36
Non-U.S.	155	320	163
Current income tax provision	103	463	299
Deferred:			
United States:			
Federal	22	96	94
State	(11)	(5)	3
Non-U.S.	(36)	(219)	(72)
Deferred income tax provision	(25)	(128)	25
	$ 78	$ 335	$324

6. Income Taxes (Continued)

Non-U.S. income (loss) from continuing operations before income taxes was $138 million, $1,010 million and $(2,587) million for 2009, 2008 and 2007, respectively.

The reconciliation between U.S. federal income taxes at the statutory rate and the Company's provision for income taxes on continuing operations for the years ended September 25, 2009, September 26, 2008, and September 28, 2007 is as follows ($ in millions):.

	2009	2008	2007
Notional U.S. federal income tax (benefit) expense at the statutory rate	$(613)	$ 501	$ (769)
Adjustments to reconcile to the income tax provision:			
U.S. state income tax provision, net	18	34	23
Non-U.S. net earnings[(1)]	(279)	(240)	(58)
Nondeductible charges	885	46	1,176
Valuation allowance	9	(70)	(129)
Non-deductible loss on retirement of debt	—	—	91
Other	58	64	(10)
Provision for income taxes	$ 78	$ 335	$ 324

(1) Excludes nondeductible charges and other items which are broken out separately in the table.

Included in the nondeductible charges for 2009 is the loss driven by the goodwill impairment charges of $2.6 billion, for which almost no tax benefit is available.

Included in income taxes for 2008 is a benefit from increased profitability in operations in lower tax rate jurisdictions partially offset by enacted tax law changes that negatively impacted non-U.S. deferred tax assets. The valuation allowance benefit includes a tax impact of $70 million associated with business restructurings, which increased the Company's profitability in certain jurisdictions.

Included in the nondeductible charges for 2007 is the class action settlement, net of $2.862 billion. Additionally, the nondeductible charges include $105 million associated with Separation costs which were not fully deductible as well as a write-off of deferred tax assets in entities that were liquidated as part of the Separation. The loss on retirement of debt includes charges related to the early extinguishment of debt of $259 million for which no tax benefit is available. The valuation allowance benefit includes a tax impact of $72 million associated with identification of tax planning to ensure realization of certain deferred tax assets as well as a net benefit of $51 million associated with changes in valuation allowances driven primarily by increased profitability in certain jurisdictions.

6. Income Taxes (Continued)

Deferred income taxes result from temporary differences between the amount of assets and liabilities recognized for financial reporting and tax purposes. The components of the net deferred income tax asset as of September 25, 2009 and September 26, 2008 are as follows ($ in millions):

	2009	2008
Deferred tax assets:		
Accrued liabilities and reserves	$ 264	$ 364
Tax loss and credit carryforwards	1,767	1,567
Postretirement benefits	300	253
Deferred revenue	250	248
Other	439	403
	3,020	2,835
Deferred tax liabilities:		
Property, plant and equipment	(507)	(547)
Intangibles assets	(346)	(349)
Other	(170)	(148)
	(1,023)	(1,044)
Net deferred tax asset before valuation allowance	1,997	1,791
Valuation allowance	(791)	(742)
Net deferred tax asset	$ 1,206	$ 1,049

As of September 25, 2009, the Company had $4,869 million of net operating loss carryforwards in certain non-U.S. jurisdictions. Of these, $3,385 million have no expiration, and the remaining $1,484 million will expire in future years through 2028. In the U.S., there were approximately $1,883 million of federal and $1,536 million of state net operating loss carryforwards as of September 25, 2009, which will expire in future years through 2028.

The valuation allowance for deferred tax assets of $791 million and $742 million as of September 25, 2009 and September 26, 2008, respectively, relates principally to the uncertainty of the utilization of certain deferred tax assets, primarily tax loss and credit carryforwards in various jurisdictions. The valuation allowance was calculated and recorded when the Company determined that it was more-likely-than-not that all or a portion of our deferred tax assets would not be realized. The Company believes that it will generate sufficient future taxable income to realize the tax benefits related to the remaining net deferred tax assets on our Consolidated Balance Sheets.

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities.

Tyco adopted the recognition, measurement and disclosure guidance for the accounting of uncertain income tax positions on September 29, 2007. As a result of this adoption, Tyco increased its reserve for uncertain tax positions by $55 million and reduced its deferred tax assets by $24 million with a corresponding $79 million cumulative effect of adoption adjustment to shareholders' equity. As of the adoption date, Tyco had unrecognized tax benefits of $370 million, of which $241 million, if recognized would affect the effective tax rate. As of September 25, 2009 and September 26, 2008, Tyco had unrecognized tax benefits of $284 million and $369 million, respectively, of which $224 million and $248 million, if recognized, would affect the effective tax rate. Tyco recognizes interest and penalties

6. Income Taxes (Continued)

accrued related to unrecognized tax benefits in income tax expense. Tyco had accrued interest and penalties related to the unrecognized tax benefits of $50 million and $49 million as of September 25, 2009 and September 26, 2008, respectively. Tyco recognized $1 million and $9 million of income tax expense for interest and penalties accrued related to unrecognized tax benefits as of September 25, 2009 and September 26, 2008, respectively.

A reconciliation of the beginning and ending amount of unrecognized tax benefit is as follows ($ in millions):

Balance as of September 26, 2008	$369
Additions based on tax positions related to the current year	10
Additions based on tax positions related to prior years	6
Reductions based on tax positions related to prior years	(90)
Reduction related to settlements	(4)
Reductions related to lapse of the applicable statute of limitations	(6)
Foreign currency translation adjustments	(1)
Balance as of September 25, 2009	$284

Many of Tyco's uncertain tax positions relate to tax years that remain subject to audit by the taxing authorities in the U.S. federal, state and local or foreign jurisdictions. Open tax years in significant jurisdictions are as follows:

Jurisdiction	Years Open To Audit
United States	1997-2008
Australia	2004-2008
France	1999-2008
Germany	1998-2008
United Kingdom	2000-2008
Canada	2000-2008

Based on the current status of its income tax audits, the Company does not anticipate a significant change to its unrecognized tax benefits in the next twelve months.

Tax Sharing Agreement

In connection with the spin-offs of Covidien and Tyco Electronics from Tyco, Tyco entered into a Tax Sharing Agreement that generally governs Covidien's, Tyco Electronics' and Tyco's respective rights, responsibilities, and obligations after the Separation with respect to taxes, including ordinary course of business taxes and taxes, if any, incurred as a result of any failure of the distribution of all of the shares of Covidien or Tyco Electronics to qualify as a tax-free distribution for U.S. federal income tax purposes within the meaning of Section 355 of the Code or certain internal transactions undertaken in anticipation of the spin-offs to qualify for tax-favored treatment under the Code.

Under the Tax Sharing Agreement, the Company shares responsibility for certain of Tyco's, Covidien's and Tyco Electronics' income tax liabilities, which result in cash payments, based on a sharing formula for periods prior to and including June 29, 2007. More specifically, Tyco, Covidien and Tyco Electronics share 27%, 42% and 31%, respectively, of shared income tax liabilities that arise from

6. Income Taxes (Continued)

adjustments made by tax authorities to Tyco's, Covidien's and Tyco Electronics' U.S. and certain non-U.S. income tax returns. All costs and expenses associated with the management of these shared tax liabilities are shared equally among the parties. As of September 25, 2009 and September 26, 2008, Tyco has recorded a net receivable from Covidien and Tyco Electronics of $98 million and $126 million, respectively, of which $95 million and $113 million, respectively, are included in other noncurrent assets and $3 million and $13 million, respectively, are included in prepaid expenses and other current assets as the Company's estimate of their Tax Sharing obligations. Other liabilities include $554 million as of both September 25, 2009 and September 26, 2008 for the fair value of Tyco's obligations under the Tax Sharing Agreement. Tyco assesses the shared tax liabilities and related guaranteed liabilities at each reporting period. The receivable and liability were initially recognized with an offset to shareholders' equity in 2007. In the first quarter of 2008, in connection with the adoption of the guidance pertaining to the accounting for uncertain income tax positions and the related increase in uncertain tax positions for shared tax liabilities under the Tax Sharing Agreement, Tyco increased its receivable from Covidien and Tyco Electronics under the Tax Sharing Agreement with a corresponding increase to other income, net by $40 million ($0.08 for both basic and diluted earnings per share). In addition, $14 million of expense for other activity was recorded in accordance with the Tax Sharing Agreement during 2009.

Tyco will provide payment to Covidien and Tyco Electronics under the Tax Sharing Agreement as the shared income tax liabilities are settled. Settlement is expected to occur as the audit process by local taxing authorities is completed for the impacted years and cash payments are made. Given the nature of the shared liabilities, the maximum amount of potential future payments is not determinable. Such cash payments, when they occur, will reduce the guarantor liability as such payments represent an equivalent reduction of risk. The Company also assesses the sufficiency of the Tax Sharing Agreement guarantee liability on a quarterly basis and will increase the liability when it is probable that cash payments expected to be made under the Tax Sharing Agreement exceed the recorded balance.

During the fourth quarter of 2009, the Company, as Audit Management Party under the Tax Sharing Agreement, reached a settlement agreement with the IRS on certain deductions taken by Tyco, Covidien and Tyco Electronics on pre-separation tax returns filed for the periods 2001 to 2004. The settlement did not have a material effect to the Company's results of operations, financial position or cash flows. Additionally, the Company considered the potential impact of the settlement as part of its quarterly assessment of the guarantee liability and concluded that no adjustment to liability was needed.

In the event the Separation is determined to be taxable and such determination was the result of actions taken after the Separation by Tyco, Covidien or Tyco Electronics, the party responsible for such failure would be responsible for all taxes imposed on each company as a result thereof. If such determination is not the result of actions taken by any of the three companies after the Separation, then Tyco, Covidien and Tyco Electronics would be responsible for 27%, 42% and 31%, respectively, of any taxes imposed on any of the companies as a result of such determination. Such tax amounts could be significant. The Company is responsible for all of its own taxes that are not shared pursuant to the Tax Sharing Agreement's sharing formula. In addition, Covidien and Tyco Electronics are responsible for their tax liabilities that are not subject to the Tax Sharing Agreement's sharing formula.

If any party to the Tax Sharing Agreement were to default in its obligation to another party to pay its share of the distribution taxes that arise as a result of no party's fault, each non-defaulting party would be required to pay, equally with any other non-defaulting party, the amounts in default. In addition, if another party to the Tax Sharing Agreement that is responsible for all or a portion of an

6. Income Taxes (Continued)

income tax liability were to default in its payment of such liability to a taxing authority, the Company could be legally liable under applicable tax law for such liabilities and required to make additional tax payments. Accordingly, under certain circumstances, the Company may be obligated to pay amounts in excess of its agreed-upon share of Tyco's, Covidien's and Tyco Electronics' tax liabilities. See Note 13 for further discussion of guarantees and indemnifications extended between Tyco, Covidien and Tyco Electronics.

Other Income Tax Matters

The Company and its subsidiaries' income tax returns periodically are examined by various tax authorities. In connection with these examinations, tax authorities, including the Internal Revenue Service ("IRS"), have raised issues and proposed tax adjustments. The Company is reviewing and contesting certain of the proposed tax adjustments. The Company has continuing dialog with the IRS related to these proposed adjustments with the objective of resolving some or all of these matters. Management has assessed the issues related to these adjustments and has recorded unrecognized tax benefits pursuant to the guidance for accounting for uncertain income tax positions. The ultimate resolution of these matters is uncertain and could result in a material impact to the Company's financial position, results of operations, cash flows or the effective tax rate in future reporting periods.

In 2004, in connection with the IRS audit of the 1997 through 2000 years, the Company submitted to the IRS proposed adjustments to certain prior period U.S. federal income tax returns resulting in a reduction in the taxable income previously filed. During 2006, the IRS accepted substantially all of the proposed adjustments. Subsequently, the Company developed proposed amendments to U.S. federal income tax returns for additional periods through 2006. On the basis of previously accepted amendments, the Company has determined that these adjustments will more-likely-than-not be accepted and, accordingly, has recorded such adjustments in the Consolidated Financial Statements. Such adjustments did not have a material impact on the Company's financial condition, results of operations or cash flows. While the final adjustments cannot be determined until the IRS review is completed, the Company believes that any resulting adjustments will not have a material impact on its financial condition, results of operations or cash flows.

The IRS proposed civil fraud penalties against a prior subsidiary that was distributed to Tyco Electronics in connection with the Separation. The penalties allegedly arise from actions of former executives taken in connection with intercompany transfers of stock of Simplex Technologies in 1998 and 1999. Based on statutory guidelines, the Company estimates the proposed penalties could range between $30 million and $50 million. The Company, as Audit Management Party as specified in the Tax Sharing Agreement, intends to vigorously oppose the assertion of any such penalties against Tyco Electronics, in part, because beginning in 2003 the Company discovered, investigated and reported the conduct at issue to the IRS and fully cooperated in the criminal prosecution of the Company's former Chief Tax Officer on a charge of willful filing of a false tax return. This is a pre-Separation shared tax matter under the Tax Sharing Agreement.

Except for earnings that are currently distributed, no additional material provision has been made for U.S. or non-U.S. income taxes on the undistributed earnings of subsidiaries or for unrecognized deferred tax liabilities for temporary differences related to investments in subsidiaries, since the earnings are expected to be permanently reinvested, the investments are essentially permanent in duration, or the Company has concluded that no additional tax liability will arise as a result of the distribution of such earnings. A liability could arise if amounts are distributed by such subsidiaries or if

6. Income Taxes (Continued)

such subsidiaries are ultimately disposed. It is not practicable to estimate the additional income taxes related to permanently reinvested earnings or the basis differences related to investments in subsidiaries.

The calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across our global operations. The Company records tax liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional taxes will be due. These tax liabilities are reflected net of related tax loss carryforwards. The Company adjusts these reserves in light of changing facts and circumstances; however, due to the complexity of some of these uncertainties, the ultimate resolution may result in a payment that is materially different from the Company's current estimate of the tax liabilities. If the Company's estimate of tax liabilities proves to be less than the ultimate assessment, an additional charge to expense would result. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities may result in income tax benefits being recognized in the period when we determine the liabilities are no longer necessary. Substantially all of these potential tax liabilities are recorded in other liabilities in the Consolidated Balance Sheets as payment is not expected within one year.

7. Earnings Per Share

As discussed in Note 1, in 2007 the Company effected a reverse stock split of Tyco's common shares, at a split ratio of 1-for-4. The reconciliations between basic and diluted earnings per share for 2009, 2008 and 2007 are as follows ($ in millions, except per share data):

	2009			2008			2007		
	Loss	Shares	Per Share Amount	Income	Shares	Per Share Amount	Loss	Shares	Per Share Amount
Basic earnings per share:									
(Loss) income from continuing operations	$(1,833)	473	$(3.87)	$1,095	484	$2.26	$(2,524)	495	$(5.10)
Share options, restricted share awards and deferred stock units	—	—		—	3		—	—	
Exchange of convertible debt	—	—		1	1		—	—	
Diluted earnings per share:									
(Loss) income from continuing operations, giving effect to dilutive adjustments	$(1,833)	473	$(3.87)	$1,096	488	$2.25	$(2,524)	495	$(5.10)

7. Earnings Per Share (Continued)

The computation of diluted earnings per share for 2009 excludes the effect of the potential exercise of options to purchase approximately 27 million shares and excludes restricted share awards and deferred stock units of approximately 5 million shares because the effect would be anti-dilutive.

The computation of diluted earnings per share for 2008 and 2007 excludes the effect of the potential exercise of options to purchase approximately 19 million and 29 million shares, respectively, and excludes restricted share awards and deferred stock units of approximately 4 million and 5 million, respectively, because the effect would be anti-dilutive. Additionally, the computation of diluted earnings per common share for 2007 excludes the impact of convertible debt of approximately 6 million shares because the effect would be anti-dilutive.

8. Sale of Accounts Receivable

Certain of Tyco's international businesses utilize the sale of accounts receivable as short-term financing mechanisms. The aggregate amount outstanding under the Company's remaining international accounts receivable programs was $55 million, $65 million and $76 million as of September 25, 2009, September 26, 2008 and September 28, 2007, respectively.

9. Investments

As of September 25, 2009 and September 26, 2008, the Company had available-for-sale investments with a fair value of $340 million and $303 million, and a cost basis of $334 million and $317 million, respectively.

The cost and fair market value of the Company's investments by type of security and classification in the Company's Consolidated Balance Sheets are as follows ($ in millions):

As of September 25, 2009:

						Consolidated Balance Sheet Classification	
Type of Security	Cost Basis	Gross Unrealized Gain	Gross Unrealized Loss	Other-Than-Temporary Impairment	Fair Value	Prepaid expenses and Other Current Assets	Other Assets
Corporate debt securities	$103	$ 4	$ (1)	$ —	$106	$ 36	$ 70
U.S. Government debt securities	228	3	—	—	231	13	218
Other debt securities	3	—	—	—	3	—	3
	$334	$ 7	$ (1)	$ —	$340	$ 49	$291

9. Investments (Continued)

As of September 26, 2008:

Type of Security	Cost Basis	Gross Unrealized Gain	Gross Unrealized Loss	Other-Than-Temporary Impairment	Fair Value	Consolidated Balance Sheet Classification: Prepaid expenses and Other Current Assets	Consolidated Balance Sheet Classification: Other Assets
Corporate debt securities	$166	$—	$(11)	$(5)	$150	$41	$109
U.S. Government debt securities	142	2	—	—	144	26	118
Other debt securities	9	—	—	—	9	—	9
	$317	$ 2	$(11)	$(5)	$303	$67	$236

Investments with continuous unrealized losses for less than 12 months and 12 months or greater and their related fair values are as follows ($ in millions):

As of September 25, 2009:

Type of Security	Fair Value	Less Than 12 Months Unrealized Losses	Fair Value	12 Months or Greater Unrealized Losses	Total Fair Value	Total Unrealized Losses
Corporate debt securities	$ 2	$—	$ 4	$(1)	$ 6	$(1)

As of September 26, 2008:

Type of Security	Fair Value	Less Than 12 Months Unrealized Losses	Fair Value	12 Months or Greater Unrealized Losses	Total Fair Value	Total Unrealized Losses
Corporate debt securities	$63	$(4)	$62	$(7)	$125	$(11)

The Company recorded an other-than-temporary impairment of $5 million for the year ended September 26, 2008. The other-than-temporary impairment related to investments in corporate debt of Lehman Brothers Holding, Inc ("Lehman"), which filed a petition under Chapter 11 of the U.S. Bankruptcy Code on September 15, 2008. The Company did not record any other-than-temporary impairments in the years ended September 25, 2009 and September 28, 2007.

The maturities of the Company's investments in debt securities as of September 25, 2009 are as follows ($ in millions):

	Cost Basis	Fair Value
Due in one year or less	$ 47	$ 49
Due after one year through five years	287	291

10. Goodwill and Intangible Assets

As previously reported, the Company began to experience a decline in revenue during the first quarter of 2009 in its ADT Worldwide, Fire Protection Services and Safety Products segments as a

10. Goodwill and Intangible Assets (Continued)

result of a slowdown in the commercial markets including the retailer end market as well as a decline in sales volume at its Electrical and Metal Products segment. Although the Company considered and concluded that these factors did not constitute triggering events during the first quarter of 2009, the continued existence of these conditions during the second quarter of 2009, along with downward revisions to forecasted results, restructuring actions and weaker industry outlooks, caused the Company to conclude that sufficient indicators of impairment existed for certain reporting units. Reporting units within ADT Worldwide, Fire Protection Services and Safety Products segments continued to be negatively impacted as a result of a slowdown in the commercial markets including the retailer end market. Additionally, the Company's Electrical and Metal Products reporting unit continued to be negatively impacted by a decline in sales volume due to the downturn in the non-residential construction market. During the second quarter of 2009, the Company determined that these underlying events and circumstances constituted triggering events for six reporting units where such events would more-likely-than-not reduce the fair value below their respective carrying amounts. Specifically, the Company concluded that its Europe, Middle East and Africa ("EMEA") Security and EMEA Fire reporting units within the ADT Worldwide and Fire Protection Services segments, respectively, Electrical and Metal Products reporting unit within the Electrical and Metal Products segment and Access Control and Video Systems ("ACVS"), Life Safety and Sensormatic Retail Solutions ("SRS") reporting units within the Safety Products segment experienced triggering events. As a result of the triggering events, the Company assessed the recoverability of the reporting unit's long-lived assets and concluded that the carrying amounts were recoverable as of March 27, 2009. Subsequently, the Company performed the first step of the goodwill impairment test for the reporting units.

To perform the first step of the goodwill impairment test for the six reporting units with triggering events, the Company compared the carrying amounts of these reporting units to their estimated fair values. The Company utilized a discounted cash flow analysis for determining the fair value of each of the reporting units where triggering events had occurred. Based on the factors described above, actual and anticipated reductions in demand for the reporting unit's products and services as well as increased risk due to current economic uncertainty, the estimates of future cash flows used in the second quarter of 2009 discounted cash flow analyses were revised downward from the Company's most recent test conducted during the fourth quarter of 2008. The range of the weighted-average cost of capital utilized was increased to reflect increased risk due to current economic volatility and uncertainties related to demand for the Company's products and services. The weighted-average cost of capital were as follows:

	Second Quarter of 2009	Fourth Quarter of 2008
Weighted-Average Cost of Capital	10.9% to 12.8%	10.0% to 11.7%

The results of the first step of the goodwill impairment test indicated there was a potential impairment of goodwill in each of the six reporting units identified with triggering events, as the carrying amounts of the reporting units exceeded their respective fair values. As a result, the Company performed the second step of the goodwill impairment test for these reporting units. The implied fair values of goodwill were determined by allocating the fair values of each reporting unit to all of the assets and liabilities of the applicable reporting unit including any unrecognized intangible assets as if the reporting unit had been acquired in a business combination. The results of the second step of the goodwill impairment test indicated that the implied goodwill amount was less than the carrying amount

10. Goodwill and Intangible Assets (Continued)

of goodwill for each of the aforementioned reporting units. During fiscal 2009, the Company recorded an aggregate non-cash impairment charge of $2.6 billion ($2.6 billion after-tax). The non-cash impairment charge was recorded in goodwill and intangible asset impairments in the Company's Consolidated Statements of Operations during fiscal 2009. Specifically, the Company recorded the following non-cash goodwill impairment charges to goodwill at the following reporting units ($ in millions):

Reporting Unit	Pre-tax Charge	After-tax Charge
EMEA Fire	$ 180	$ 179
EMEA Security	613	610
Electrical and Metal Products	935	915
ACVS	327	321
Life Safety	240	236
SRS	346	340
Total	$2,641	$2,601

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests goodwill for impairment by comparing the fair value of each reporting unit with its carrying amount. See Note 1. Fair value for each reporting unit is determined utilizing a discounted cash flow analysis based on the Company's forecasted cash flows and revenue and operating income growth rates, discounted using an estimated weighted-average cost of capital of market participants. A market approach is utilized to corroborate the discounted cash flow analysis performed at each reporting unit. If the carrying amount of a reporting unit exceeds its fair value, goodwill is considered potentially impaired. In determining fair value, management relies on and considers a number of factors, including operating results, business plans, economic projections, cash flow forecasts, market data and the Company's overall market capitalization. Fair value determinations are sensitive to changes in the factors described above as well as to inherent uncertainties in applying them to the analysis of goodwill recoverability.

As described above, the Company considers market capitalization as one of a number of factors in its evaluation of recoverability of goodwill. The Company considered and evaluated its market capitalization as well as the other factors described above and concluded that its remaining goodwill balance of $8.8 billion as of September 25, 2009 is recoverable. As part of the Company's ongoing monitoring efforts, the Company will continue to consider the uncertainty of the current global economic environment and volatility in the stock market as well as in the Company's own stock price in assessing goodwill recoverability. Given the current economic environment and the uncertainties regarding the potential impact on the Company's business, there can be no assurance that the Company's estimates and assumptions regarding forecasted cash flow and revenue and operating income growth rates of certain reporting units as well as the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of the annual goodwill impairment test, will prove to be accurate predictions of the future. If the Company's assumptions are not achieved, it is possible that an impairment charge may need to be recorded. However, it is not possible at this time to determine if an impairment charge would result or if such a charge would be material. The Company has certain reporting units within the Company's ADT Worldwide and Safety Products

10. Goodwill and Intangible Assets (Continued)

segments with less than a ten percent excess of fair value over carrying value. The goodwill balance for these reporting units was approximately $855 million as of September 25, 2009.

During the annual goodwill impairment testing for the fiscal year ended September 26, 2008, the carrying amount of goodwill in the Latin America Fire Protection business, part of the Fire Protection Services segment, exceeded the implied fair value of goodwill. As a result, the Company recognized a goodwill impairment of $9 million in the fourth quarter of 2008.

In connection with the Separation, during the third quarter of 2007 Tyco reorganized into a new management and segment reporting structure. As part of these organizational changes, the Company assessed new reporting units and conducted valuations to determine the assignment of goodwill to the new reporting units based on their estimated relative fair values. Following the relative fair value goodwill allocation, the Company then tested goodwill for impairment. As a result, the Company recognized a goodwill impairment related to the Australia and New Zealand Security Services business, part of the ADT Worldwide segment, of $46 million in the third quarter of 2007. The changes in the carrying amount of goodwill by segment for 2009 and 2008 were as follows ($ in millions):

	ADT Worldwide	Flow Control	Fire Protection Services	Electrical and Metal Products	Safety Products	Total
Balance as of September 28, 2007	$5,025	$1,975	$1,495	$1,054	$2,071	$11,620
Purchase accounting adjustments	1	—	—	(3)	(22)	(24)
Acquisitions	115	11	—	—	14	140
Divestitures	—	—	(17)	—	(2)	(19)
Impairment	—	—	(9)	—	—	(9)
Currency translation	(60)	7	(2)	(27)	(7)	(89)
Balance as of September 26, 2008	5,081	1,993	1,467	1,024	2,054	11,619
Purchase accounting adjustments	3	—	(1)	—	(7)	(5)
Acquisitions	—	1	—	—	33	34
Divestitures	—	(2)	—	(6)	—	(8)
Impairment	(613)	—	(180)	(935)	(913)	(2,641)
Goodwill transfer due to segment realignment	(58)	2	56	(7)	7	—
Currency translation	(111)	(1)	(8)	(76)	(12)	(208)
Balance as of September 25, 2009	$4,302	$1,993	$1,334	$ —	$1,162	$ 8,791

Goodwill for reporting units that have met the held for sale criteria is included in assets held for sale on the Consolidated Balance Sheets and excluded from the table above. See Note 2.

10. Goodwill and Intangible Assets (Continued)

Intangible Assets

As previously reported, the Company began to experience a decline in revenue during the first quarter of 2009 at its ADT Worldwide and Safety Products segments due to a slowdown in the commercial markets including the retailer end market. Although the Company considered and concluded these factors did not constitute triggering events during the first quarter of 2009, the continued existence of these conditions during the second quarter of 2009, along with downward revisions to forecasted results, restructuring actions and weaker industry outlooks, caused the Company to conclude that sufficient indicators of impairment existed for certain indefinite-lived intangible assets. This deterioration of the business environment related to the retailer business of the Company's ADT Worldwide and Safety Products segments resulted in a further lowering of management's projections of revenues from the retailer end market during the second quarter of 2009.

Based on these factors and uncertainties, estimates of future cash flows used in determining the fair value of the Company's Safety Products Sensormatic tradename as well as its ADT Worldwide franchise rights relating to Winner and SSC during the second quarter of 2009 were revised downward relative to the estimates used in the Company's most recent test during the fourth quarter of 2008. The range of the discount rates utilized was increased to reflect increased risk due to current economic volatility and uncertainties related to demand for the Company's products and services. The discount rates were as follows:

	Second Quarter of 2009	Fourth Quarter of 2008
Discount Rate	12.0% to 12.3%	10.4%

The results of the impairment test conducted during the second quarter of 2009 indicated that the Safety Products Sensormatic tradename and ADT Worldwide Winner and SSC franchise rights estimated fair values were less than their respective carrying amounts. As such, the Company recorded an aggregate non-cash impairment charge of $64 million ($40 million after-tax) during the second quarter of 2009. The non-cash impairment charge was recorded in goodwill and intangible asset impairments in the Company's Consolidated Statements of Operations for fiscal 2009. Specifically, the Company recorded the following non-cash intangible asset impairment charges to reduce the carrying amount of the following indefinite-lived intangible assets ($ in millions):

Intangible Asset	Pre-tax Charge	After-tax Charge
Sensormatic tradename	$42	$26
Winner franchise rights	14	9
SSC franchise rights	8	5
Total	$64	$40

Annually, in the fiscal fourth quarter, and more frequently if triggering events occur, the Company tests indefinite-lived intangible assets for impairment. The Company believes that its intangible assets balance as of September 25, 2009 is recoverable.

Indefinite-lived intangible assets consisting primarily of trade names and franchise rights are tested for impairment using either a relief from royalty method or excess earnings method. The impairment

10. Goodwill and Intangible Assets (Continued)

test for indefinite-lived intangible assets involves a comparison of the estimated fair value of the intangible asset with its carrying amount. If the carrying amount of the intangible asset exceeds its fair value, an impairment loss is recognized in an amount equal to that excess. Fair value determinations require considerable judgment and are sensitive to change. Significant judgments inherent in this analysis include the selection of appropriate discount rates and terminal year growth rate assumptions and estimates of the amount and timing of future cash flows attributable to the underlying intangible assets. Discount rate assumptions are based on an assessment of the risk inherent in the projected future cash flows generated by the intangible asset. Also subject to judgment are assumptions about royalty rates, which are based on the estimated rates at which similar trademarks are being licensed in the marketplace.

Given the current economic environment and the uncertainties regarding the potential impact on the Company's business, there can be no assurance that the Company's estimates and assumptions regarding forecasted cash flow and revenue and operating income growth rates as well as the duration of the ongoing economic downturn, or the period or strength of recovery, made for purposes of the annual indefinite-lived intangible asset impairment test will prove to be accurate predictions of the future. If the Company's assumptions are not achieved, it is possible that an impairment charge may need to be recorded. However, it is not possible at this time to determine if an impairment charge would result or if such charge would be material.

Intangible assets, net were $2,647 million and $2,681 million at September 25, 2009 and September 26, 2008, respectively. The following table sets forth the gross carrying amount and accumulated amortization of the Company's intangible assets as of September 25, 2009 and September 26, 2008 ($ in millions):

	September 25, 2009			September 26, 2008		
	Gross Carrying Amount	Accumulated Amortization	Weighted-Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Weighted-Average Amortization Period
Amortizable:						
Contracts and related customer relationships	$6,529	$4,275	14 years	$6,088	$3,922	14 years
Intellectual property	552	462	20 years	553	405	16 years
Other	17	13	10 years	17	13	15 years
Total	$7,098	$4,750	14 years	$6,658	$4,340	15 years
Non-Amortizable:						
Intellectual property	$ 212			$ 253		
Other	87			110		
Total	$ 299			$ 363		

Intangible asset amortization expense for 2009, 2008 and 2007 was $516 million, $528 million and $513 million, respectively. The estimated aggregate amortization expense on intangible assets currently owned by the Company is expected to be approximately $450 million for 2010, $350 million for 2011, $300 million for 2012, $300 million for 2013 and $200 million for 2014.

10. Goodwill and Intangible Assets (Continued)

See Note 1 for discussion regarding changes in the estimated lives of dealer intangibles.

11. Related Party Transactions

The Company has amounts due related to loans and advances issued to employees in prior years under the Company's Key Employee Loan Program, relocation programs and other advances made to executives. Loans were provided to employees under the Company's Key Employee Loan Program, which is now discontinued, except for outstanding loans for the payment of taxes upon the vesting of shares granted under our Restricted Share Ownership Plans. During the fourth quarter of 2002, the Board of Directors and new senior management adopted a policy under which no new loans are allowed to be granted to any officers of the Company and existing loans are not allowed to be extended or modified. There have been no loans made to any of our current executives. The outstanding loans are not collateralized and bear interest, payable annually, at a rate based on the six-month LIBOR, calculated annually as the average of the rates in effect on the first day of each of the preceding 12 months. Loans are generally repayable in ten years; however, earlier payments are required under certain circumstances, such as when an employee is terminated. In addition, the Company made mortgage loans to certain employees under employee relocation programs. These loans are generally payable in 15 years and are collateralized by the underlying property. During 2009 and 2008, the maximum amount outstanding under these programs was $22 million and $24 million, respectively. Loans receivable under these programs, as well as other unsecured advances outstanding, were $22 million and $24 million as of September 25, 2009 and September 26, 2008, respectively. The total outstanding loans receivable includes loans to L. Dennis Kozlowski, the Company's former Chairman and Chief Executive Officer (until June 2002). The amount outstanding under these loans, plus accrued interest, was $27 million and $27 million as of September 25, 2009 and September 26, 2008, respectively, and the rate of interest charged on such loans was 1.9% and 3.0% for 2009 and 2008, respectively. Interest income on these interest bearing loans totaled nil, $1 million and $1 million in 2009, 2008 and 2007, respectively. Certain of the above loans totaling $1 million and $4 million as of September 25, 2009 and September 26, 2008, respectively, are non-interest bearing.

During 2009, 2008 and 2007, the Company engaged in commercial transactions in the normal course of business with companies where the Company's Directors were employed and served as officers. Purchases from these companies during each year aggregated less than 1 percent of consolidated net revenue.

The Company filed civil complaints against Messrs. Kozlowski and Swartz for breach of fiduciary duty and other wrongful conduct relating to alleged abuses of our Key Employee Loan Program and relocation program, unauthorized bonuses, unauthorized payments, self-dealing transactions and other improper conduct.

In June 2002, the Company filed a civil complaint against Frank E. Walsh, Jr., a former director, for breach of fiduciary duty, inducing breaches of fiduciary duty and related wrongful conduct involving a $20 million payment by Tyco, $10 million of which was paid to Mr. Walsh with the balance paid to a charity of which Mr. Walsh is trustee. The payment was purportedly made for Mr. Walsh's assistance in arranging our acquisition of The CIT Group, Inc. On December 17, 2002, Mr. Walsh pleaded guilty to a felony violation of New York law in the Supreme Court of the State of New York, (New York County) and settled a civil action for violation of federal securities laws brought by the SEC in United

11. Related Party Transactions (Continued)

States District Court for the Southern District of New York. Both the felony charge and the civil action were brought against Mr. Walsh based on such payment. The felony charge accused Mr. Walsh of intentionally concealing information concerning the payment from Tyco's directors and shareholders while engaged in the sale of Tyco securities in the State of New York. The SEC action alleged that Mr. Walsh knew that the registration statement covering the sale of Tyco securities as part of the CIT Group acquisition contained a material misrepresentation concerning fees payable in connection with the acquisition. Pursuant to the plea and settlement, Mr. Walsh paid $20 million in restitution to Tyco on December 17, 2002. Our claims against Mr. Walsh are still pending.

12. Debt

Debt as of September 25, 2009 and September 26, 2008 is as follows ($ in millions):

	2009	2008
Commercial paper[1]	$ 200	$ 116
364-day senior bridge loan facility due 2008	—	—
6.125% public notes due 2008[2]	—	300
6.125% public notes due 2009[2]	—	215
6.75% public notes due 2011	516	516
6.375% public notes due 2011	849	849
Revolving senior credit facility due 2011	—	—
Revolving senior credit facility due 2012	—	286
6.0% public notes due 2013	655	655
8.5% public notes due 2019	750	—
7.0% public notes due 2019	434	435
6.875% public notes due 2021	716	717
7.0% public notes due 2028	14	16
6.875% public notes due 2029	21	23
Other[1][2]	119	136
Total debt	4,274	4,264
Less current portion	245	555
Long-term debt	$4,029	$3,709

(1) Commercial paper, plus $45 million of the amount shown as other, comprise the current portion of long-term debt as of September 25, 2009.

(2) These instruments, plus $40 million of the amount shown as other, comprise the current portion of long-term debt as of September 26, 2008.

The carrying amount of Tyco's debt subject to the fair value disclosure requirements as of September 25, 2009 was $4,155 million. The Company has determined the fair value of such debt to be $4,578 million as of September 25, 2009. The Company utilizes various valuation methodologies to determine the fair value of its debt which is primarily dependent on the type of market in which the Company's debt is traded. When available, the Company uses quoted market prices to determine the fair value of its debt which is traded in active markets. As of September 25, 2009, the fair value of the

12. Debt (Continued)

Company's debt which is actively traded was $4,338 million. When quoted market prices are not readily available or representative of fair value, the Company utilizes market information of comparable debt with similar terms, such as maturities, interest rates and credit risk to determine the fair value of its debt which is traded in markets that are not active. As of September 25, 2009, the fair value of the Company's debt which is not actively traded was $40 million. Additionally, the Company believes the carrying amount of its commercial paper of $200 million approximates fair value based on the short-term nature of such debt.

Commercial Paper

In May 2008, Tyco International Finance S.A. ("TIFSA") commenced issuing commercial paper to U.S. institutional accredited investors and qualified institutional buyers. Borrowings under the commercial paper program are available for general corporate purposes. As of September 25, 2009 and September 26, 2008, TIFSA had $200 million and $116 million, respectively, of commercial paper outstanding, which bore interest at an average rate of 0.33% and 2.95%, respectively.

As of September 25, 2009, the Company classified its outstanding commercial paper balance of $200 million as short-term as the Company intends to repay such amount during the next twelve months. As of September 26, 2008, the Company classified $116 million of short-term commercial paper as long-term as settlement of the amount outstanding was not expected to require the use of working capital in the next twelve months as the Company had both the intent and the ability to refinance this debt on a long-term basis.

Debt Offerings

On January 9, 2009, TIFSA issued $750 million aggregate principal amount of 8.5% notes due on January 15, 2019, which are fully and unconditionally guaranteed by the Company (the "2019 notes"). TIFSA received net proceeds of approximately $745 million after underwriting discounts and offering expenses. The 2019 notes are unsecured and rank equally with TIFSA's other unsecured and unsubordinated debt. TIFSA may redeem any of the 2019 notes at any time by paying the greater of the principal amount of the notes or a "make-whole" amount, plus accrued and unpaid interest. The holders of the 2019 notes have the right to require TIFSA to repurchase all or a portion of the notes at a purchase price equal to 101% of the principal amount of the notes repurchased, plus accrued and unpaid interest upon the occurrence of a change of control triggering event, which requires both a change of control and a rating event as defined by the Indenture governing the notes. Additionally, the holders of the 2019 notes have the right to require the Company to repurchase all or a portion of the 2019 notes on July 15, 2014 at a purchase price equal to 100% of the principal amount of the notes tendered, plus accrued and unpaid interest. Otherwise, the notes mature on January 15, 2019. The Company incurred approximately $5 million of debt issuance costs in connection with the transaction, which included underwriter discounts, as well as legal, accounting and rating agency fees. The debt issuance costs will be amortized from the date of issuance to the earliest redemption date, which is July 15, 2014. Interest is payable semiannually on January 15th and July 15th. The interest rate payable on the 2019 notes is subject to escalations, as defined by the Indenture, if either Moody's or S&P downgrades the Company's debt rating below investment grade. The 2019 notes will not be subject to the preceding adjustments if at any time the Company's debt rating increases one level above its current rating to A3 and A- for Moody's and S&P, respectively.

12. Debt (Continued)

On January 15, 2009, TIFSA made a payment of $215 million to extinguish all of its 6.125% notes due 2009 which matured on the same date. Additionally, in November 2008, TIFSA made a payment of $300 million to extinguish all of its 6.125% notes due 2008.

See Note 26 for information regarding $500 million of 4.125% notes issued subsequent to September 25, 2009.

Debt Tenders

In connection with the settlement of litigation arising from the Separation related to the Company's public debt, on June 3, 2008 the Company, along with its finance subsidiary TIFSA, a wholly-owned subsidiary of the Company and successor company to Tyco International Group S.A. ("TIGSA"), a wholly-owned subsidiary of the Company organized under the laws of Luxembourg, consummated consent solicitations and exchange offers related to certain series of debt issued under the Company's 1998 and 2003 indentures. In connection with the exchange offers, Tyco issued $422 million principal amount of 7.0% notes due 2019 in exchange for an equal principal amount of 7.0% notes due 2028 and $707 million principal amount of 6.875% notes due 2021 in exchange for an equal principal amount of 6.875% notes due 2029. In connection with the consent solicitations, holders of the Company's 6.0% notes due 2013, 6.125% notes due 2008, 6.125% notes due 2009, 6.75% notes due 2011, 6.375% notes due 2011, 7.0% notes due 2028 and 6.875% notes due 2029 collectively received consent payments totaling $250 million.

The terms of the consent and exchange offers were evaluated as a debt modification in accordance with the authoritative guidance for debtor's accounting for a modification or exchange of debt instruments, and it was determined that the 7.0% notes due 2028 and the 6.875% notes due 2029 were extinguished because the cash flows of the new bonds as compared to the original bonds were substantially modified. As a result, the new bonds and the 7.0% notes due 2028 and the 6.875% notes due 2029 that were not tendered for exchange were recorded at their fair value upon completion of the exchange offers. In determining fair value, the Company measured the bonds as if they were an initial issuance to the public. This was done by obtaining effective yield data derived from comparable pricing received from the issuance of bonds with similar ratings and covenants by large public companies.

During the year ended September 26, 2008, in connection with the consent solicitations and exchange offers, the Company recorded a $222 million charge to other expense, net as a loss on extinguishment of debt. This charge was comprised of the consent payments related to the extinguished bonds (notes due 2028 and 2029), premium on the exchanged bonds which represents the difference between the fair value and the book value of the extinguished bonds, and the write-off of the original unamortized debt issuance costs, as well as fees paid to third-parties associated with the bonds that were not deemed extinguished. The remaining portion of the consent payment and issuance costs will be amortized over the remaining life of the bonds.

During the year ended September 28, 2007, the Company recorded a $259 million charge to other expense, net for the loss on early extinguishment of debt related to the debt tender offers in connection with the Separation.

12. Debt (Continued)

Bank and Revolving Credit Facilities

On June 24, 2008, Tyco and TIFSA entered into a $500 million senior unsecured revolving credit agreement with Citibank, N.A., as administrative agent for the lenders party thereto. This credit agreement has a three-year term. Borrowings under this agreement have a variable interest rate based on LIBOR or an alternate base rate. The margin over LIBOR can vary based on changes in the Company's credit rating and facility utilization. Together with the Company's $1.19 billion five-year senior revolving credit agreement, dated as of April 25, 2007, the Company's total committed revolving credit line was $1.69 billion as of September 25, 2009. These revolving credit facilities may be used for working capital, capital expenditures and other corporate purposes. As of September 25, 2009, there were no amounts drawn under these facilities, although the Company had dedicated $200 million of availability to backstop outstanding commercial paper.

On April 25, 2007, Tyco, certain of its subsidiaries and a syndicate of banks entered into a 364-day unsecured bridge loan facility. On October 1, 2007, the commitments with respect to the unused portion of the Company's unsecured bridge loan facility expired, but were subsequently renewed before being terminated in connection with the overall facility's termination in June 2008. The unsecured bridge loan facility provided the Company with sufficient liquidity to repay the Company's outstanding public debt with borrowings of up to $4.0 billion. The facility could only be used to repay, settle or otherwise extinguish such public debt, which was the subject of ongoing litigation between the Company and the trustee for such public debt. In June 2008, the Company settled this litigation and terminated this facility. In connection with the facility termination, the Company recorded a $36 million charge to other expense, net to write-off unamortized debt issuance costs.

TIFSA's bank credit agreements contain customary terms and conditions, and financial covenants that limit the ratio of the Company's debt to its earnings before interest, taxes, depreciation, and amortization and that limit its ability to incur subsidiary debt or grant liens on its property. The Company's indentures contain customary covenants including limits on negative pledges, subsidiary debt and sale/leaseback transactions. None of these covenants are considered restrictive to the Company's business.

Convertible Debentures

As of September 28, 2007, TIFSA had $21 million outstanding of its 3.125% convertible senior debentures due 2023 with a 2015 put option ("the 3.125% convertible senior debentures"). On August 25, 2008, the Company delivered to holders a notice of redemption of its $19 million remaining principal amount of the 3.125% convertible senior debentures. These debentures were originally convertible into Tyco shares. As a result of the Separation transactions undertaken by the Company in 2007, these debentures became convertible into common shares of Tyco International Ltd., Covidien Ltd. and Tyco Electronics Ltd. The 3.125% convertible debentures were converted into 11.496 common shares of each of the three separate companies, per $1,000 principal amount. During the fourth quarter of fiscal year 2008, the Company issued 217,589 shares of Tyco common stock and obtained shares of Covidien Ltd. and Tyco Electronics in connection with the redemption of the 3.125% convertible senior debentures. Additionally in the fourth quarter of fiscal 2008, the Company recorded a gain of $6 million upon exercise of the conversion option by holders. See Note 14. The last redemption date was September 25, 2008. Any notes outstanding after that date were redeemed with

12. Debt (Continued)

available cash. As of September 26, 2008, no amounts remain outstanding under the 3.125% convertible senior debentures.

Other Debt Information

The aggregate amounts of principal debt, including capital leases, maturing during the next five years and thereafter are as follows ($ in millions): $245 in 2010, $540 in 2011, $853 in 2012, $4 in 2013, $660 in 2014 and $1,951 thereafter.

The weighted-average interest rate on total debt was 6.6% and 6.2% as of September 25, 2009 and September 26, 2008, respectively, excluding the impact of interest rate swaps. The weighted-average interest rate on short-term debt was 0.3% and 6.1% as of September 25, 2009 and September 26, 2008, respectively. The impact of the Company's interest rate swap agreements on reported interest expense was a net decrease of $6 million for 2009, and not material for 2008 and 2007.

13. Guarantees

Certain of the Company's business segments have guaranteed the performance of third-parties and provided financial guarantees for uncompleted work and financial commitments. The terms of these guarantees vary with end dates ranging from 2009 through the completion of such transactions. The guarantees would typically be triggered in the event of nonperformance and performance under the guarantees, if required, would not have a material effect on the Company's financial position, results of operations or cash flows.

There are certain guarantees or indemnifications extended among Tyco, Covidien and Tyco Electronics in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. At the time of the Separation, Tyco recorded a liability necessary to recognize the fair value of such guarantees and indemnifications. In the absence of observable transactions for identical or similar guarantees, the Company determined the fair value of these guarantees and indemnifications utilizing expected present value measurement techniques. Significant assumptions utilized to determine fair value included determining a range of potential outcomes, assigning a probability weighting to each potential outcome and estimating the anticipated timing of resolution. The probability weighted outcomes were discounted using the Company's incremental borrowing rate. The liability necessary to reflect the fair value of the guarantees and indemnifications under the Tax Sharing Agreement is $554 million, which is included in other liabilities on the Company's Consolidated Balance Sheets as of September 25, 2009 and September 26, 2008. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. See Note 6 for further discussion of the Tax Sharing Agreement.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien and Tyco Electronics operating entities. In connection with the Separation, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or Tyco Electronics. To the extent these guarantees were not assigned prior to the Separation date, Tyco assumed primary liability on any remaining such support. The estimated fair value of these obligations is $4 million and $7 million, which are included in other liabilities on the Company's Consolidated Balance Sheets as of September 25, 2009 and September 26, 2008, respectively, with an offset to shareholders' equity on the Separation date.

13. Guarantees (Continued)

In disposing of assets or businesses, the Company often provides representations, warranties and/or indemnities to cover various risks including, for example, unknown damage to the assets, environmental risks involved in the sale of real estate, liability to investigate and remediate environmental contamination at waste disposal sites and manufacturing facilities, and unidentified tax liabilities and legal fees related to periods prior to disposition. The Company has no reason to believe that these uncertainties would have a material adverse effect on the Company's financial position, results of operations or cash flows.

The Company has recorded liabilities for known indemnifications included as part of environmental liabilities. See Note 15 for a discussion of these liabilities.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

At September 25, 2009, the Company had total outstanding letters of credit and bank guarantees of $659 million.

The Company records estimated product warranty costs at the time of sale. For further information on estimated product warranty, see Note 1.

The changes in the carrying amount of the Company's warranty accrual for 2009 were as follows ($ in millions):

Balance as of September 26, 2008	$103
Warranties issued during the year	35
Changes in estimates	4
Settlements	(61)
Currency translation	—
Balance as of September 25, 2009	$ 81

In 2001, a division of Safety Products initiated a Voluntary Replacement Program ("VRP") associated with the acquisition of Central Sprinkler. The VRP relates to the replacement of certain O-ring seal sprinkler heads which were originally manufactured by Central Sprinkler prior to Tyco's acquisition. Under this program, the sprinkler heads are being replaced free of charge to property owners. On May 1, 2007, the Consumer Products Safety Commission and the Company announced an August 31, 2007 deadline for filing claims to participate in the VRP. The Company will fulfill all valid claims for replacement of qualifying sprinklers received up to August 31, 2007. Settlements during 2009, 2008 and 2007 include cash expenditures of $33 million, $49 million and $38 million, respectively, related to the VRP. The Company believes the remaining liability represents its best estimate of the cost required to complete the VRP as of September 25, 2009, which is not material.

14. Financial Instruments

Derivative Instruments

The Company's financial instruments consist primarily of cash and cash equivalents, accounts receivable, investments, accounts payable, debt and derivative financial instruments. The fair value of cash and cash equivalents, accounts receivable and accounts payable approximated book value as of

14. Financial Instruments (Continued)

September 25, 2009. See below for the fair value of derivative financial instruments. See below and Note 9 for Investments and Note 12 for Debt.

In the normal course of business, Tyco is exposed to market risk arising from changes in currency exchange rates, interest rates and commodity prices. The Company uses derivative financial instruments to manage exposures to foreign currency and interest rate risks. The Company's objective for utilizing derivative financial instruments is to manage these risks using the most effective methods to eliminate or reduce the impacts of these exposures. The Company does not utilize derivative financial instruments to hedge its exposure attributable to changes in commodity prices but may consider such strategies in the future.

The Company manages foreign currency exchange rate risk through the use of derivative financial instruments comprised principally of forward contracts on foreign currency which are not designated as hedging instruments for accounting purposes. The objective of those derivatives instruments is to minimize the income statement impact and potential variability in cash flows associated with intercompany loans and accounts receivable, accounts payable and forecasted transactions that are denominated in certain foreign currencies. Effective March 17, 2009, Tyco changed its jurisdiction of incorporation from Bermuda to Switzerland. Until January 1, 2011 Tyco intends to make dividend payments in the form of a reduction of capital, denominated in Swiss francs. However, the Company expects to actually pay dividends in U.S. dollars, based on exchange rates in effect shortly before the payment date. Fluctuations in the value of the U.S. dollar compared to the Swiss franc between the date the dividend is declared and paid will increase or decrease the U.S. dollar amount required to be paid. The Company manages the potential variability in cash flows associated with the dividend payments by entering into derivative financial instruments used as economic hedges of the underlying risk.

The Company manages interest rate risk through the use of interest rate swap transactions with financial institutions acting as principal counterparties, which are designated as fair value hedges for accounting purposes. During 2009, the Company entered into interest rate swap transactions with the objective of managing the exposure to interest rate risk by converting the interest rates on $1.4 billion of fixed-rate debt to variable rates. In these contracts, the Company agrees with financial institutions acting as principal counterparties to exchange, at specified intervals, the difference between fixed and floating interest amounts calculated on an agreed-upon notional principal amount.

For derivative instruments that are designated and qualify as fair value hedges, the Company documented the relationships between the hedging instruments and hedged items and linked derivatives designated as fair value hedges to specific debt issuances. For transactions designated as hedges, the Company also assessed and documented at the hedge's inception whether the derivatives used in hedging transactions were effective in offsetting changes in fair values associated with the hedged items. The Company will continue to assess hedge effectiveness on an on-going basis. The fair value hedges did not result in any hedge ineffectiveness for the year ended September 25, 2009.

The Company terminated certain interest rate swaps in the first quarter of 2007 that were outstanding at that time. Since the interest rate swaps were designated as hedging instruments of outstanding debt, the related loss was to be amortized over the remaining life of the related debt instruments. During the year ended September 26, 2008, in connection with the debt tender offer, $9 million of unamortized loss on interest rate swaps was accelerated and recorded as a loss on retirement of debt and included in other expense, net. See Note 12.

14. Financial Instruments (Continued)

The Company does not use derivative financial instruments for trading or speculative purposes.

All derivative financial instruments are reported on the Consolidated Balance Sheets at fair value with changes in the fair value of the derivative financial instruments recognized currently in earnings.

The following table summarizes the fair value of derivative instruments and their location in the Consolidated Balance Sheets as of September 25, 2009 ($ in millions).

Fair Values of Derivative Instruments

Derivatives not designated as hedging instruments:	Consolidated Balance Sheet Location	Fair Value DR/(CR)	Consolidated Balance Sheet Location	Fair Value DR/(CR)
Derivative foreign exchange contracts in an asset position[1]	Other Current Assets	$31	Other Current Liabilities	$ 1
Derivative foreign exchange contracts in a liability position[1]	Other Current Assets	(1)	Other Current Liabilities	(6)
Net Asset (Liability)		30		(5)
Derivatives designated as hedging instruments:				
Derivative interest rate swap contracts	Other Assets	3		(—)
Total Asset (Liability)		$33		$ (5)

(1) The Company nets derivative assets and liabilities when aggregating derivative contracts for presentation in the Consolidated Financial Statements if certain criteria are met. The table above presents such contracts on a gross basis.

The following tables summarize the amount of gain (loss) recognized in earnings on derivative instruments and their location in the Consolidated Statements of Operations for the year ended September 25, 2009 ($ in millions).

The Effect of Derivative Instruments on the Consolidated Statements of Operations

Derivatives not designated as hedging instruments:	Location of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) Recognized in Earnings on Derivatives For the Year Ended September 25, 2009
Foreign Exchange Contracts[1]	Selling, general and administrative expenses	$(14)
Foreign Exchange Contracts[2]	Other expense, net	44

(1) Includes economic hedges related to operating activities.

(2) Includes economic hedges related to dividends declared in Swiss francs.

14. Financial Instruments (Continued)

As of September 25, 2009, the total gross notional amount of the Company's foreign exchange contracts was approximately $525 million.

Derivatives designated as hedging instruments:	Location of Gain (Loss) Recognized in Earnings on Derivatives	Amount of Gain (Loss) Recognized in Earnings on Derivatives For the Year Ended September 25, 2009
Interest Rate Swap Contracts[(1)]	Interest expense	$3

(1) The gain or loss on the derivative as well as the offsetting loss or gain on the hedged item attributable to the hedged risk are recognized in current earnings. The Company includes the gain or loss on the hedged item in the same line item, interest expense, as the offsetting loss or gain on the related interest rate swaps. For the year ended September 25, 2009, the Company recognized a $3 million loss on the underlying debt issuances.

As of September 25, 2009, the total gross notional amount of the Company's interest rate swap contracts was $1.4 billion.

Counterparty Credit Risk

The use of derivative financial instruments exposes the Company to counterparty credit risk. If the counterparty fails to perform, the Company is exposed to losses if the derivative is in an asset position. When the fair value of a derivative instrument is an asset, the counterparty has to pay the Company to settle the contract. This exposes the Company to credit risk. However, when the fair value of a derivative instrument is a liability, the Company has to pay the counterparty to settle the contract and therefore there is no counterparty credit risk. Tyco has established policies and procedures to limit the potential for counterparty credit risk, including establishing limits for credit exposure and continually assessing the creditworthiness of counterparties. As a matter of practice, the Company deals with major banks worldwide having long-term Standard & Poor's and Moody's credit ratings of A-/A3 or higher. To further reduce the risk of loss, the Company generally enters into International Swaps and Derivatives Association master agreements with substantially all of its counterparties. Master netting agreements provide protection in bankruptcy in certain circumstances and, in some cases, enable receivables and payables with the same counterparty to be offset on the Consolidated Balance Sheets, providing for a more meaningful balance sheet presentation of credit exposure. The Company's derivative contracts do not contain any credit risk related contingent features and do not require collateral or other security to be furnished by the Company or the counterparties.

The Company's exposure to credit risk associated with its derivative instruments is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. As of September 25, 2009, the Company was exposed to industry concentration with financial institutions as well as risk of loss if an individual counterparty or issuer failed to perform its obligations under contractual terms. The maximum amount of loss that the Company would incur, without giving consideration to the effects of legally enforceable master netting agreements, is approximately $32 million.

Fair Value of Financial Instruments

Effective September 27, 2008 the Company adopted the authoritative guidance for fair value measurements for all financial assets and liabilities as well as non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The guidance

14. Financial Instruments (Continued)

provides a single definition of fair value, establishes a comprehensive framework for measuring fair value and expands the related disclosure requirements.

Specifically, the guidance requires fair value to be determined based on the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants at the measurement date. Fair value is a market-based measurement based on assumptions that "market participants" would use to price the asset or liability. Accordingly, the framework considers markets or observable inputs as the preferred source of value followed by assumptions based on hypothetical transactions, in the absence of market inputs. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity. In addition, the fair value of assets and liabilities should include consideration of non-performance risk including the Company's own credit risk.

Additionally, the guidance establishes a three-level hierarchy that ranks the quality and reliability of information used in developing fair value estimates. The hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. In cases where two or more levels of inputs are used to determine fair value, a financial instrument's level is determined based on the lowest level input that is considered significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are summarized as follows:

- Level 1—inputs are based upon quoted prices (unadjusted) in active markets for identical assets or liabilities which are accessible as of the measurement date.
- Level 2—inputs are based upon quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and model-derived valuations for the asset or liability that are derived principally from or corroborated by market data for which the primary inputs are observable, including forward interest rates, yield curves, credit risk and exchange rates.
- Level 3—inputs for the valuations are unobservable and are based on management's estimates of assumptions that market participants would use in pricing the asset or liability. The fair values are therefore determined using model-based techniques such as option pricing models and discounted cash flow models.

Investments

Investments primarily include cash equivalents, U.S. government obligations and corporate debt securities.

When available, the Company uses quoted market prices to determine the fair value of investment securities. Such investments are included in Level 1. When quoted market prices are not readily available, pricing determinations are made based on the results of valuation models using observable market data such as recently reported trades, bid and offer information and benchmark securities. These investments are included in Level 2 and consist primarily of U.S. government debt securities and corporate debt securities.

14. Financial Instruments (Continued)

Derivative Financial Instruments

As described above, under the caption "Derivative Instruments" derivative assets and liabilities consist principally of forward foreign currency exchange contracts and interest rate swaps. The fair values for these derivative financial instruments are derived from pricing models that take into account the contractual terms and features of each instrument, forward foreign currency rates for the Company's foreign exchange contracts and yield curves for the Company's interest rate swaps existing at the end of the period. Valuations are adjusted to reflect creditworthiness of the counterparty for assets and the creditworthiness of the Company for liabilities. Such adjustments are based on observable market evidence and are categorized as Level 2 exposures.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of September 25, 2009 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the valuation.

($ in millions)	Level 1	Level 2	Fair Value at September 25, 2009
Assets			
Available-for-sale securities	$ 60	$ 280	$ 340
Derivative foreign exchange contracts in an asset position[(1)]	—	30	30
Derivative interest rate swap contracts	—	3	3
Total	$ 60	$ 313	$ 373
Liabilities			
Derivative foreign exchange contracts in a liability position[(1)]	$ —	$ (5)	$ (5)

(1) The Company nets derivative assets and liabilities when aggregating derivative contracts for presentation in the Consolidated Financial Statements if certain criteria are met. These amounts include fair value adjustments related to the Company's own credit risk and counterparty credit risk.

Other

During fiscal 2009 and 2008, the Company designated certain intercompany loans as permanent in nature. As of September 25, 2009, $3.0 billion of intercompany loans have been designated as permanent in nature and for the year ended September 25, 2009, the Company recorded the cumulative translation loss through accumulated other comprehensive (loss) income related to these loans, which had no material impact for fiscal 2009 and $141 million for fiscal 2008.

During the fourth quarter of fiscal year 2008, the Company issued 217,589 shares of Tyco common stock and obtained shares of Covidien and Tyco Electronics in connection with the redemption of the Company's 3.125% convertible senior debentures. Given the requirement to convert the Company's 3.125% convertible senior debentures into shares of Tyco, Covidien and Tyco Electronics, the Company had previously recognized an asset for the fair value of the Covidien and Tyco Electronics shares and a liability for the related conversion option. The Company recorded income of $6 million to other expense, net related to the settlement of the previously recognized asset and liability during the year

14. Financial Instruments (Continued)

ended September 26, 2008. As of September 25, 2009 and September 26, 2008, no convertible debentures remained outstanding.

In December 2006, due to required changes to the legal entity structure to facilitate the Separation, the Company determined that it would no longer consider certain intercompany foreign currency transactions to be long-term investments. As a result, the related foreign currency transaction gains and losses on such investments were recorded in the Consolidated Statements of Operations subsequent to this determination rather than to the currency translation component of accumulated other comprehensive (loss) income within shareholders' equity. Forward contracts that were previously designated as hedges of these net investments, continued to be used to manage this exposure but were no longer designated as net investment hedges. The remaining forward and option contracts were marked to market with changes in the derivatives' fair value recognized in the Consolidated Statements of Operations.

Previously, the Company hedged its net investment in certain foreign operations. Changes in the fair value of forward contracts qualifying as net investment hedges are reported in the cumulative translation adjustment component of accumulated other comprehensive (loss) income to the extent the hedges are effective. The cumulative translation adjustment component of accumulated other comprehensive (loss) income includes a net loss of $299 million and $91 million during 2007 and 2006, respectively, for hedges of the foreign currency exposure of the Company's net investment in certain foreign operations. In connection with the Separation and the debt tender, the Company de-designated its 6.125% Euro denominated public notes due 2007 on March 29, 2007, its 5.5% Euro denominated public notes due 2008 and its 6.5% British pound denominated public notes due 2031 on May 21, 2007, that had previously been considered as hedges of net investments in certain foreign operations. As of September 28, 2007, the Company did not hedge its net investments in foreign operations, and all of its outstanding borrowings were denominated in U.S. dollars.

15. Commitments and Contingencies

The Company has facility, vehicle and equipment leases that expire at various dates through the year 2027. Rental expense under these leases was $392 million, $415 million and $406 million for 2009, 2008 and 2007, respectively. The Company also has facility and equipment commitments under capital leases.

Following is a schedule of minimum lease payments for non-cancelable leases as of September 25, 2009 ($ in millions):

	Operating Leases	Capital Leases
2010	$ 253	$ 22
2011	203	28
2012	147	7
2013	89	8
2014	51	7
Thereafter	123	50
	$ 866	122
Less: amount representing interest		31
Total minimum lease payments		$ 91

15. Commitments and Contingencies (Continued)

The Company also has purchase obligations related to commitments to purchase certain goods and services. As of September 25, 2009, such obligations were as follows: $90 million in 2010 and $5 million in 2011 and $3 million thereafter.

In the normal course of business, the Company is liable for contract completion and product performance. In the opinion of management, such obligations will not significantly affect the Company's financial position, results of operations or cash flows.

In connection with the Separation, the Company entered into a liability sharing agreement regarding certain legal actions that were pending against Tyco prior to the Separation. Under the Separation and Distribution Agreement, the Company, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally relate to legacy matters that are not specific to the business operations of any of the companies. The Separation and Distribution Agreement also provides that the Company will be responsible for 27%, Covidien 42% and Tyco Electronics 31% of payments to resolve these matters, with costs and expenses associated with the management of these contingencies being shared equally among the parties. In addition, under the agreement, the Company will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations. Additionally, at the time of the Separation, the Company, Covidien and Tyco Electronics agreed to allocate responsibility for certain legacy tax claims pursuant to the same formula under the Tax Sharing Agreement. See Note 6.

Class Action Settlement and Legacy Securities Matters

As previously reported, Tyco, and some members of the Company's former senior corporate management were named as defendants in a number of lawsuits alleging violations of the disclosure provisions of the federal securities laws. In June 2007, the Company settled 32 purported securities class action lawsuits arising from actions alleged to have been taken by prior management for $2.975 billion. Of this amount, the Company contributed $803 million, representing its share under the Separation and Distribution Agreement, to a $2.975 billion escrow account established in connection with the settlement.

As a result, Tyco incurred a charge to expense, for which no tax benefit is available, and a current liability of $2.975 billion in the third quarter of 2007. Tyco borrowed under its unsecured bridge and credit facilities to fund the liability and placed the proceeds in escrow for the benefit of the class. In connection with the Separation, Covidien and Tyco Electronics assumed their portion of the related borrowing. The Company has also recovered certain of these costs from insurers. As a result, the Company recorded $113 million of recoveries in connection with the class action settlement in its Consolidated Statements of Operations for 2007. Based on the Separation and Distribution Agreement, the Company recorded payables to Covidien and Tyco Electronics for their portion of the 2007 recoveries with an offset to shareholders' equity. The Company recovered an additional $38 million of costs from insurers during 2008. The Company recorded payables to Covidien and Tyco Electronics for their respective shares of the 2008 recoveries resulting in a net $10 million credit recorded to class action settlement, net in the Consolidated Statements of Operations.

Since all legal contingencies that could have affected the settlement were exhausted on February 21, 2008, the administration and distribution of the settlement funds in escrow has been

15. Commitments and Contingencies (Continued)

managed by the counsel of the certified class and Tyco is not subject to any further liability related to the class action settlement. As a result, Tyco has extinguished the class action liability and no longer has claim to the escrow account. The escrow accounts earned interest that was payable to the class. As a result, interest was also accrued on the class action settlement liability. On February 21, 2008, the class action liability and escrow account balances including interest were each $3.02 billion.

Based on the Separation and Distribution Agreement, Tyco had a receivable from Covidien and Tyco Electronics for their portion of the liability of $1,257 million and $927 million, respectively as of September 28, 2007 and corresponding payables to Covidien and Tyco Electronics for their interest in the escrow accounts. Receivables and payables that pertain to the class action settlement and related escrow accounts with the same counterparty were presented net in the Consolidated Balance Sheets. Tyco's portion of the liability was $808 million as of September 28, 2007. These amounts were extinguished during the second quarter of 2008.

The June 2007 class action settlement did not purport to resolve all legacy securities cases, and several remain outstanding, the most significant of which is *Stumpf v. Tyco International Ltd.*, which is a class action lawsuit in which the plaintiffs allege that Tyco, among others, violated the disclosure provisions of the federal securities laws. The matter arises from Tyco's July 2000 initial public offering of common stock of TyCom Inc., and alleges that the TyCom registration statement and prospectus relating to the sale of common stock were inaccurate, misleading and failed to disclose facts necessary to make the registration statement and prospectus not misleading. The complaint further alleges the defendants violated securities laws by making materially false and misleading statements and omissions concerning, among other things, executive compensation, TyCom's business prospects and Tyco's and TyCom's finances. The matter is currently in the pre-trial stages of litigation. As discussed below the Company reserved its best estimate of probable loss related to this matter in the second quarter of 2009.

In addition to the *Stumpf* matter, Tyco is a party to several lawsuits based on alleged violations of federal securities laws, fraud and negligence committed by former management. These matters consist of *Jasin v. Tyco International Ltd., et al.*, an action brought by a pro se plaintiff, *Hall v. Kozlowski, et al*, an action brought by a pro se plaintiff relating to the plaintiff's employment, 401(k), pension plans and ownership of Tyco common stock, and several affirmative actions brought by Tyco against Messrs. Kozlowski, Swartz and Walsh, former executives and a director of Tyco. In connection with our affirmative actions, Messrs. Kozlowski and Swartz have made counterclaims seeking amounts allegedly due in connection with the former executives' compensation and retention arrangements and under ERISA, and Mr. Walsh has made claims alleging that Tyco is required to indemnify him for his defense costs arising from his role as a Tyco director. Tyco intends to vigorously defend each of these actions and does not believe that the ultimate outcome of any of these matters will have a material adverse affect on its financial position, results of operations or cash flows.

The Company settled a number of legacy securities lawsuits in 2008. In connection with these settlements, the Company made total payments of $109.25 million. Pursuant to the Separation and Distribution Agreement, the Company's share of these settlement amounts was approximately $30 million, with Covidien and Tyco Electronics responsible for approximately $45 million and $34 million, respectively. The Company recorded the settlement and related receivables from each of Covidien and Tyco Electronics for their respective shares of the settlement amount resulting in a net

15. Commitments and Contingencies (Continued)

charge to selling, general and administrative expenses for its share of the settlement of approximately $30 million.

Through the second quarter of fiscal 2009, the Company settled additional legacy legal matters, including several of the lawsuits filed by plaintiffs that had opted out of the June 2007 class action settlement for an aggregate amount of approximately $90 million. Pursuant to the Separation and Distribution Agreement, the Company's share of these settlement amounts was approximately $24 million, with Covidien and Tyco Electronics responsible for approximately $38 million and $28 million, respectively. The Company recorded the total settlement amount of $90 million as a liability within the Company's Consolidated Balance Sheet as of March 27, 2009, and recorded receivables due from Covidien and Tyco Electronics for their respective portions of the liability in other current assets in the Company's Consolidated Balance Sheet as of March 27, 2009. As a result, the Company recorded $24 million in charges to its Consolidated Statements of Operations during 2009.

During the second quarter of 2009, the Company concluded that its best estimate of probable loss for the legacy securities matters outstanding at the time was $375 million in the aggregate, which the Company recorded as a liability in accrued and other current liabilities in the Consolidated Balance Sheet as of March 27, 2009. Due to the sharing provisions in the Separation and Distribution Agreement, the Company also recorded receivables from Covidien and Tyco Electronics in the amounts of $158 million and $116 million, respectively, which were recorded in other current assets in the Company's Consolidated Balance Sheet as of March 27, 2009. As a result, the Company recorded a net charge of $101 million related to legacy securities matters during the quarter ended March 27, 2009 in selling, general, and administrative expenses in the Consolidated Statements of Operations.

In the second half of fiscal 2009, the Company agreed to settle with all of the remaining plaintiffs that had opted-out of the class action settlement as well as plaintiffs who had brought ERISA related claims for a total of $271 million. Pursuant to the Separation and Distribution Agreement, the Company's share of the settlement amount was approximately $73 million, with Covidien and Tyco Electronics responsible for approximately $114 million and $84 million, respectively. This settlement activity did not result in the Company recording a charge to its Consolidated Statements of Operations as the Company had established a reserve for its best estimate of the amount of loss during the second quarter of 2009 as discussed above. The Company continues to believe that the accrual remaining as of September 25, 2009 is its best estimate for the remaining unresolved claims. Although the Company has reserved its best estimate of probable loss, related to unresolved legacy securities claims, their ultimate resolution could differ from the estimate and could have a material adverse effect on the Company's financial position, results of operations or cash flows.

Under the terms of the Separation and Distribution Agreement, each of Tyco, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any legacy securities matters (excluding the counter-claims brought by former executives and a director described above).

Environmental Matters

Tyco is involved in various stages of investigation and cleanup related to known environmental remediation matters at a number of sites. The ultimate cost of site cleanup is difficult to predict given the uncertainties regarding the extent of the required cleanup, the interpretation of applicable laws and regulations and alternative cleanup methods. As of September 25, 2009, Tyco concluded that it was probable that it would incur remedial costs in the range of approximately $31 million to $85 million. As

15. Commitments and Contingencies (Continued)

of September 25, 2009, Tyco concluded that the best estimate within this range is approximately $40 million, of which $12 million is included in accrued and other current liabilities and $28 million is included in other liabilities in Tyco's Consolidated Balance Sheet. In view of the Company's financial position and reserves for environmental matters, the Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Tyco has recorded asset retirement obligations ("AROs") for the estimated future costs associated with legal obligations to retire certain assets. As of September 25, 2009 and September 26, 2008, the Company's AROs were $11 million and $13 million, respectively. The Company believes that any potential payment of such estimated amounts will not have a material adverse effect on its financial position, results of operations or cash flows.

Asbestos Matters

The Company and certain of its subsidiaries are named as defendants in bodily injury lawsuits based on alleged exposure to asbestos-containing materials. These cases typically involve product liability claims based primarily on allegations of manufacture, sale or distribution of industrial products that either contained asbestos or were attached to or used with asbestos-containing components manufactured by third-parties. Each case typically names between dozens to hundreds of corporate defendants. While the Company has observed an increase in the number of these lawsuits over the past several years, including lawsuits by plaintiffs with mesothelioma-related claims, a large percentage of these suits have not presented viable legal claims and, as a result, have been dismissed by the courts. The Company's strategy has been, and continues to be, to mount a vigorous defense aimed at having unsubstantiated suits dismissed, and, where appropriate, settling suits before trial. Although a large percentage of litigated suits have been dismissed, the Company cannot predict the extent to which it will be successful in resolving lawsuits in the future. Of the lawsuits that have proceeded to trial since 2005, the Company has won or settled all but one case, with that one case returning an adverse jury verdict for approximately $7.7 million, which included both compensatory and punitive damages. The Company has appealed the verdict and believes that it will ultimately be overturned. As of September 25, 2009, there were 4,200 lawsuits pending against the Company and its subsidiaries. Each lawsuit typically includes several claims, and the Company has determined that it had 5,509, 6,569 and 6,461 claims outstanding as of September 25, 2009, September 26, 2008 and September 28, 2007, respectively. These amounts reflect adjustments for claims that are not actively being prosecuted, identify incorrect defendants or are duplicative of other actions.

Annually, in the fiscal fourth quarter, the Company performs an analysis to update its estimated asbestos-related assets and liabilities. The Company's estimate of the liability and corresponding insurance recovery for pending and future claims and defense costs is based on claim experience over the past five years and covers claims expected to be filed, including related defense costs, over the next seven years on an undiscounted basis. Due to a high degree of uncertainty regarding the pattern and length of time over which claims will be made and other factors, the Company has concluded that estimating the liability beyond the seven year period will not provide a reasonable estimate, and accordingly has not recorded a liability for asbestos-related costs beyond 2016. The Company's estimate of asbestos-related insurance recoveries represents estimated amounts due to the Company for previously paid and settled claims and the probable reimbursements relating to its estimated liability for

15. Commitments and Contingencies (Continued)

pending and future claims. In determining the amount of insurance recoverable, the Company considers available insurance, allocation methodologies, solvency and creditworthiness of the insurers.

As of September 25, 2009, the Company's estimated net liability of $49 million was recorded within the Company's Consolidated Balance Sheet as a liability for pending and future claims and related defense costs of $240 million, and separately as an asset for insurance recoveries of $191 million. Similarly, as of September 26, 2008, the Company's estimated net liability of $21 million was recorded within the Company's Consolidated Balance Sheet as a liability for pending and future claims and related defense costs of $194 million, and separately as an asset for insurance recoveries of $173 million. The increase in liability from 2008 to 2009 was due to a number of factors, but was primarily driven by the increase in mesothelioma-related claims noted above, as well as an increase in the average cost of resolution over the past five years. The estimated insurance asset increased due to the availability of certain insurance policies that cover a portion of the increased liability.

The amounts recorded by the Company for asbestos-related liabilities and insurance-related assets are based on currently available information as well as estimates and assumptions. Key variables and assumptions include the number and type of new claims that are filed each year, the average cost of resolution of claims, the resolution of coverage issues with insurance carriers, and the solvency risk with respect to the Company's insurance carriers. Furthermore, predictions with respect to these variables are subject to greater uncertainty in the later portion of the projection period. Other factors that may affect the Company's liability and cash payments for asbestos-related matters include uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, reforms of state or federal tort legislation and the applicability of insurance policies among subsidiaries. The Company believes that its asbestos-related reserves at September 25, 2009, are appropriate, however actual liabilities or insurance recoveries could be significantly higher or lower than those recorded if assumptions used in the Company's calculations vary significantly from actual results.

Compliance Matters

As previously reported in the Company's periodic filings, the Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. For example, two subsidiaries in the Company's Flow Control business in Italy have been charged, along with numerous other parties, in connection with the Milan public prosecutor's investigation into allegedly improper payments made to certain Italian entities, and the Company has reported to German authorities potentially improper conduct involving agents retained by the Company's EMEA water business. The Company has reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that it has taken in response to these allegations and its internal investigations. The Company also informed the DOJ and the SEC that it retained outside counsel to perform a Company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), and that it would continue to investigate and make periodic progress reports to these agencies. The Company has and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper payments identified by the Company in the course of our ongoing compliance activities. The baseline review revealed that some business practices may not comply with Tyco and FCPA requirements. At this time, the Company cannot predict the outcome of these matters and other allegations reported to regulatory and law enforcement authorities

15. Commitments and Contingencies (Continued)

and therefore cannot estimate the range of potential loss or extent of risk, if any, that may result from an adverse resolution of these matters. However, it is possible that the Company may be required to pay material fines, consent to injunctions on future conduct, or suffer other criminal or civil penalties or adverse impacts, each of which could have a material adverse effect on the Company's financial position, results of operations or cash flows.

Covidien and Tyco Electronics agreed, in connection with the Separation, to cooperate with the Company in its responses regarding these matters. Any judgment required to be paid or settlement or other cost incurred by the Company in connection with the FCPA investigations would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of the Company to Covidien or Tyco Electronics, respectively, and provides that the Company will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among the Company, Covidien and Tyco Electronics.

The German Federal Cartel Office ("FCO") charged in early 2007 that certain German subsidiaries in the Company's Flow Control business had engaged in anti-competitive practices, in particular with regard to its hydrant, valve, street box and fittings business. The Company investigated this matter and determined that the conduct may have violated German anti-trust law. The Company is cooperating with the FCO in its investigation of this violation, which is ongoing. The Company cannot estimate the range of potential loss that may result from this violation. It is possible that the Company may be subject to civil or criminal proceedings and may be required to pay judgments, suffer penalties or incur settlements in amounts that may have a material adverse effect on its financial position, results of operations or cash flows.

ERISA Partial Withdrawal Liability Assessment and Demand

On June 8, 2007, SimplexGrinnell received a notice alleging that it had partially withdrawn from the National Automatic Sprinkler Industry Pension Fund (the "Fund"). Under Title IV of ERISA, if the Fund can prove that an employer completely or partially withdraws from a multi-employer pension plan such as the Fund, the employer is liable for withdrawal liability equal to its proportionate share of the plan's unfunded vested benefits. The alleged withdrawal results from a 1994 labor dispute between Grinnell Fire Protection Systems, SimplexGrinnell's predecessor, and Road Sprinkler Fitters Local Union No. 669.

ERISA requires that payment of withdrawal liability be made in full or in quarterly installments commencing upon receipt of a liability assessment from the plan. A plan's assessment of withdrawal liability generally may be challenged only in arbitration, and ERISA requires that quarterly payments must continue to be made during the pendency of the arbitration. If the employer prevails in arbitration (and any subsequent court appeals), its quarterly withdrawal liability payments are refunded with interest. The Fund's total withdrawal liability assessment against SimplexGrinnell is approximately $25 million. The quarterly withdrawal liability payments are $1.1 million, $11 million of which had been paid to date. While the ultimate outcome is uncertain, SimplexGrinnell believes that it has strong arguments that no withdrawal liability is owed to the Fund, and it plans to vigorously defend against the Fund's withdrawal liability assessment. The matter is currently in arbitration. The Company has made no provision for this contingency and believes that its quarterly payments are recoverable.

15. Commitments and Contingencies (Continued)

Other Matters

As previously reported, in 2002, the SEC's Division of Enforcement conducted an investigation related to past accounting practices for dealer connect fees that ADT had charged to its authorized dealers upon purchasing customer accounts. The investigation related to accounting practices employed by the Company's former management, which were discontinued in 2003. Although the Company settled with the SEC in 2006, a number of former dealers and related parties have filed lawsuits against the Company, including a class action lawsuit filed in the District Court of Arapahoe County, Colorado, alleging breach of contract and other claims related to ADT's decision to terminate certain authorized dealers in 2002 and 2003. While it is not possible at this time to predict the final outcome of these lawsuits, the Company does not believe these claims will have a material adverse effect on the Company's financial position, results of operations or cash flows.

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, the Company believes that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on the Company's financial condition, results of operations or cash flows beyond amounts recorded for such matters.

16. Retirement Plans

The Company sponsors a number of pension plans. The Company measures its pension plans as of its fiscal year end. The following disclosures exclude the impact of plans which are immaterial individually and in the aggregate.

Defined Benefit Pension Plans—The Company has a number of noncontributory and contributory defined benefit retirement plans covering certain of its U.S. and non-U.S. employees, designed in accordance with conditions and practices in the countries concerned. Net periodic pension benefit cost is based on periodic actuarial valuations which use the projected unit credit method of calculation and is charged to the Consolidated Statements of Operations on a systematic basis over the expected average remaining service lives of current participants. Contribution amounts are determined based on local regulations and the advice of professionally qualified actuaries in the countries concerned. The benefits under the defined benefit plans are based on various factors, such as years of service and compensation.

In connection with the Separation, the Company legally separated certain pension plans that included participants of Tyco Healthcare, Tyco Electronics and other subsidiaries. As a result, the Company remeasured the assets and projected benefit obligation of the separated pension plans. The impact of the remeasurement on continuing operations was immaterial. Also, during 2007, the Company completed the merger of certain pension plans in the United Kingdom, which resulted in an increase to the minimum pension liability with a corresponding decrease to accumulated other comprehensive (loss) income of $10 million, net of income taxes.

16. Retirement Plans (Continued)

The net periodic benefit cost for all U.S. and non-U.S. defined benefit pension plans for 2009, 2008 and 2007 is as follows ($ in millions):

	U.S. Plans			Non-U.S. Plans		
	2009	2008	2007	2009	2008	2007
Service cost	$ 9	$ 8	$ 9	$ 28	$ 45	$ 46
Interest cost	49	47	47	69	82	73
Expected return on plan assets	(49)	(58)	(56)	(61)	(82)	(74)
Amortization of initial net asset	—	—	—	—	(1)	(1)
Amortization of prior service cost (credit)	1	1	1	(2)	(3)	(3)
Amortization of net actuarial loss	9	5	12	15	19	30
Plan settlements, curtailments and special termination benefits	—	—	—	(1)	(2)	2
Net periodic benefit cost	$ 19	$ 3	$ 13	$ 48	$ 58	$ 73
Weighted-average assumptions used to determine net periodic pension cost during the year:						
Discount rate	7.6%	6.3%	6.0%	6.5%	5.6%	4.9%
Expected return on plan assets	8.0%	8.0%	8.0%	7.0%	7.1%	7.0%
Rate of compensation increase	4.0%	4.0%	4.0%	4.5%	4.4%	4.1%

The estimated net loss and prior service cost for U.S. pension benefit plans that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost over the next fiscal year are expected to be $26 million and $1 million, respectively.

The estimated net loss and prior service credit for non-U.S. pension benefit plans that will be amortized from accumulated other comprehensive (loss) income into net periodic benefit cost over the next fiscal year are expected to be $29 million and $3 million, respectively.

16. Retirement Plans (Continued)

The change in benefit obligations, plan assets and the amounts recognized on the Consolidated Balance Sheets for all U.S. and non-U.S. defined benefit plans as of September 25, 2009 and September 26, 2008 is as follows ($ in millions):

	U.S. Plans		Non-U.S. Plans	
	2009	2008	2009	2008
Change in benefit obligations:				
Benefit obligations as of beginning of year	$ 721	$779	$1,414	$1,495
Service cost	10	8	31	45
Interest cost	53	47	75	82
Employee contributions	—	—	6	6
Actuarial loss (gain)	129	(68)	11	(37)
Acquisitions/divestitures	—	—	—	3
Benefits and administrative expenses paid	(50)	(45)	(61)	(64)
Plan settlements, curtailments and special termination benefits	—	—	(7)	(8)
Currency translation	—	—	(129)	(108)
Benefit obligations as of end of year	$ 863	$721	$1,340	$1,414
Change in plan assets:				
Fair value of plan assets as of beginning of year	$ 670	$762	$1,082	$1,177
Actual return on plan assets	(13)	(51)	(14)	(6)
Employer contributions	24	4	60	67
Employee contributions	—	—	6	6
Acquisitions/divestitures	—	—	—	2
Plan settlements, curtailments and special termination benefits	—	—	(8)	(8)
Benefits and administrative expenses paid	(50)	(45)	(61)	(64)
Currency translation	—	—	(115)	(92)
Fair value of plan assets as of end of year	$ 631	$670	$ 950	$1,082
Funded status	$(232)	$(51)	$ (390)	$ (332)
Contributions after the measurement date	—	3	—	3
Net amount recognized	$(232)	$(48)	$ (390)	$ (329)

The Company adopted the measurement date provisions of the authoritative guidance for the employers' accounting for defined benefit pension and other postretirement plans on September 27, 2008. As a result, Tyco measured its plan assets and benefit obligations on September 26, 2008 and adjusted its opening balances of accumulated (deficit) earnings and accumulated other comprehensive (loss) income for the change in net periodic benefit cost and fair value, respectively, from the previously used measurement date of August 31, 2008. The adoption of the measurement date provisions resulted in a net decrease to accumulated earnings of $5 million, net of an income tax benefit of $2 million, and a net increase to accumulated other comprehensive (loss) income of

16. Retirement Plans (Continued)

$61 million, net of income taxes of $28 million. See Note 1 for additional information related to the adoption of the guidance.

	U.S. Plans		Non-U.S. Plans	
	2009	2008	2009	2008
Amounts recognized in the Consolidated Balance Sheets consist of:				
Non-current assets	$ —	$ 6	$ 6	$ 3
Current liabilities	(3)	(4)	(11)	(11)
Non-current liabilities	(229)	(50)	(385)	(321)
Net amount recognized	$(232)	$ (48)	$(390)	$(329)
Amounts recognized in accumulated other comprehensive (loss) income (before income taxes) consist of:				
Transition asset	$ —	$ —	$ 4	$ 5
Prior service (cost) credit	(7)	(8)	25	32
Net actuarial loss	(363)	(178)	(418)	(379)
Total loss recognized	$(370)	$(186)	$(389)	$(342)
Weighted-average assumptions used to determine pension benefit obligations at year end:				
Discount rate	5.5%	7.0%	5.6%	5.9%
Rate of compensation increase	4.0%	4.0%	4.2%	4.7%

The accumulated benefit obligation for all U.S. plans as of September 25, 2009 and September 26, 2008 was $862 million and $720 million, respectively. The accumulated benefit obligation for all non-U.S. plans as of September 25, 2009 and September 26, 2008 was $1,287 million and $1,356 million, respectively.

The accumulated benefit obligation and fair value of plan assets for U.S. pension plans with accumulated benefit obligations in excess of plan assets were $862 million and $631 million, respectively, as of September 25, 2009 and $470 million and $415 million, respectively, as of September 26, 2008.

The accumulated benefit obligation and fair value of plan assets for non-U.S. pension plans with accumulated benefit obligations in excess of plan assets were $1,264 million and $919 million, respectively, as of September 25, 2009 and $1,333 million and $1,054 million, respectively, as of September 26, 2008.

The aggregate benefit obligation and fair value of plan assets for U.S. pension plans with benefit obligations in excess of plan assets were $864 million and $631 million, respectively, as of September 25, 2009 and $472 million and $415 million, respectively, as of September 26, 2008.

The aggregate benefit obligation and fair value of plan assets for non-U.S. pension plans with benefit obligations in excess of plan assets were $1,323 million and $927 million, respectively, as of September 25, 2009 and $1,395 million and $1,061 million, respectively, as of September 26, 2008.

16. Retirement Plans (Continued)

In determining the expected return on plan assets, the Company considers the relative weighting of plan assets by class and individual asset class performance expectations as provided by its external advisors.

The Company's investment strategy for its pension plans is to manage the plans on a going-concern basis. Current investment policy is to maximize the return on assets, subject to a prudent level of portfolio risk, for the purpose of enhancing the security of benefits for participants. For U.S. pension plans, this policy targets a 60% allocation to equity securities and a 40% allocation to debt securities. Various asset allocation strategies are in place for non-U.S. pension plans, with a weighted-average target allocation of 52% to equity securities, 44% to debt securities and 4% to other asset classes, including real estate and cash equivalents.

Pension plans have the following weighted-average asset allocations:

	U.S. Plans		Non-U.S. Plans	
	2009	2008	2009	2008
Asset Category:				
Equity securities	61%	57%	54%	48%
Debt securities	36%	42%	42%	46%
Real estate	—	—	2%	3%
Cash and cash equivalents	3%	1%	2%	3%
Total	100%	100%	100%	100%

Although the Company does not buy or sell any of its own securities as a direct investment for its pension funds, due to external investment management in certain commingled funds, the plans may indirectly hold Tyco securities. The aggregate amount of the securities would not be considered material relative to the total fund assets.

During 2009, the Company contributed $61 million to its U.S. and non-U.S. pension plans, which represented the Company's minimum required contributions to its pension plans for fiscal year 2009. Additionally, the Company made voluntary contributions of $22 million during 2009 to its U.S. pension plans.

The Company's funding policy is to make contributions in accordance with the laws and customs of the various countries in which it operates as well as to make discretionary voluntary contributions from time-to-time. The Company anticipates that it will contribute at least the minimum required to its pension plans in 2010 of $4 million for the U.S. plans and $76 million for non-U.S. plans.

16. Retirement Plans (Continued)

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

	U.S. Plans	Non-U.S. Plans
2010	$ 44	$ 47
2011	45	50
2012	46	56
2013	48	61
2014	49	65
2015-2019	269	388

The Company also participates in a number of multi-employer defined benefit plans on behalf of certain employees. Pension expense related to multi-employer plans was $1 million, $1 million and $3 million in 2009, 2008 and 2007, respectively.

Executive Retirement Arrangements—Messrs. Kozlowski and Swartz participated in individual Executive Retirement Arrangements maintained by Tyco (the "ERA"). Under the ERA, Messrs. Kozlowski and Swartz would have fixed lifetime benefits commencing at their normal retirement age of 65. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 25, 2009 were $81 million and $42 million, respectively. The Company's accrued benefit obligations for Messrs. Kozlowski and Swartz as of September 26, 2008 were $76 million and $39 million, respectively. Retirement benefits are available at earlier ages and alternative forms of benefits can be elected. Any such variations would be actuarially equivalent to the fixed lifetime benefit starting at age 65. Amounts owed to Messrs. Kozlowski and Swartz under the ERA are the subject of litigation brought by the Company against Messrs. Kozlowski and Swartz.

Defined Contribution Retirement Plans—The Company maintains several defined contribution retirement plans, which include 401(k) matching programs, as well as qualified and nonqualified profit sharing and share bonus retirement plans. Expense for the defined contribution plans is computed as a percentage of participants' compensation and was $79 million, $84 million and $78 million for 2009, 2008 and 2007, respectively. The Company also maintains an unfunded Supplemental Executive Retirement Plan ("SERP"). This plan is nonqualified and restores the employer match that certain employees lose due to IRS limits on eligible compensation under the defined contribution plans. Gain related to the SERP was $1 million in 2009 and 2008, respectively, while an expense of $3 million in 2007 was incurred.

Deferred Compensation Plans—The Company has nonqualified deferred compensation plans, which permit eligible employees to defer a portion of their compensation. A record keeping account is set up for each participant and the participant chooses from a variety of measurement funds for the deemed investment of their accounts. The measurement funds correspond to a number of funds in the Company's 401(k) plans and the account balance fluctuates with the investment returns on those funds. Deferred compensation gain was $5 million and $1 million and an expense of $13 million in 2009, 2008 and 2007, respectively. Total deferred compensation liabilities were $97 million and $91 million as of September 25, 2009 and September 26, 2008, respectively.

Rabbi Trusts—Historically, the Company held assets within rabbi trusts, the assets of which could be used to pay non-qualified plan benefits. Trust assets were primarily composed of corporate-owned

16. Retirement Plans (Continued)

life insurance policies. During fiscal year 2007, the Company, as permitted under the trust agreement, sold substantially all of its assets held in the trusts and received $271 million of proceeds. The remaining trust assets were not material as of September 25, 2009 and September 26, 2008. The trust assets, which are consolidated, are subject to the claims of the Company's creditors in the event of the Company's insolvency. Plan participants are general creditors of the Company with respect to these benefits.

Postretirement Benefit Plans—The Company generally does not provide postretirement benefits other than pensions for its employees. However, certain acquired operations provide these benefits to employees who were eligible at the date of acquisition, and a small number of U.S. and Canadian operations provide ongoing eligibility for such benefits.

Net periodic postretirement benefit cost for 2009, 2008 and 2007 is as follows ($ in millions):

	2009	2008	2007
Service cost	$—	$—	$—
Interest cost	4	4	4
Amortization of prior service credit	(1)	—	(1)
Amortization of net actuarial gain	(1)	(1)	(2)
Net periodic postretirement benefit cost	$ 2	$ 3	$ 1
Weighted-average assumptions used to determine net periodic postretirement benefit cost during the period:			
Discount rate	7.4%	6.1%	5.7%

The components of the accrued postretirement benefit obligations, substantially all of which are unfunded as of September 25, 2009 and September 26, 2008, are as follows ($ in millions):

	2009	2008
Change in benefit obligations:		
Benefit obligations as of beginning of year	$ 63	$ 69
Service cost	—	—
Interest cost	4	4
Actuarial loss (gain)	6	(3)
Acquisitions and mergers	4	—
Benefits paid	(7)	(7)
Benefit obligations as of end of year	$ 70	$ 63
Change in plan assets:		
Fair value of plan assets as of beginning of year	$ —	$ —
Employer contributions	7	7
Benefits paid	(7)	(7)
Fair value of plan assets as of end of year	$ —	$ —
Funded status	$(70)	$(63)
Contributions after the measurement date	—	1
Net amount recognized	$(70)	$(62)

16. Retirement Plans (Continued)

	2009	2008
Amounts recognized in the Consolidated Balance Sheets consist of:		
Current liabilities	$ (7)	$ (6)
Non-current liabilities	(63)	(56)
Net amount recognized	$(70)	$(62)
Amounts recognized in accumulated other comprehensive (loss) income (before income taxes) consist of:		
Prior service credit	$ 2	$ 3
Net actuarial gain	5	11
Total income recognized	$ 7	$ 14
Weighted-average assumptions used to determine postretirement benefit obligations at year end:		
Discount rate	5.2%	6.6%

The Company expects to make contributions to its postretirement benefit plans of $7 million in 2010.

Benefit payments, including those amounts to be paid out of corporate assets and reflecting future expected service as appropriate, are expected to be paid as follows ($ in millions):

2010	$ 7
2011	7
2012	6
2013	6
2014	6
2015-2019	28

For measurement purposes, a 8.0% and 9.4% composite annual rate of increase in the per capita cost of covered health care benefits was assumed as of September 25, 2009 and September 26, 2008, respectively. As of September 25, 2009 and September 26, 2008, the composite annual rate of increase in health care benefit costs was assumed to decrease gradually to 4.6% and 5.0% by the years 2027 and 2015, respectively, and remain at that level thereafter. A one-percentage-point change in assumed healthcare cost trend rates would have the following effects ($ in millions):

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total of service and interest cost	$—	$—
Effect on postretirement benefit obligation	4	(3)

17. Shareholders' Equity

As discussed in Note 1, effective March 17, 2009, the Company changed its jurisdiction of incorporation from Bermuda to the Canton of Schaffhausen, Switzerland. In connection with the Change of Domicile, the par value of the Company's common shares increased from $0.80 per share to 8.53 Swiss francs (CHF) per share (or $7.21 based on the exchange rate in effect on March 17, 2009).

17. Shareholders' Equity (Continued)

The Change of Domicile was approved at a special general meeting of shareholders held on March 12, 2009. The following steps occurred in connection with the Change of Domicile, which did not result in a change to Total Shareholders' Equity:

(1) approximately 21 million shares held directly or indirectly in treasury were cancelled;

(2) the par value of common shares was increased from $0.80 to CHF 8.53 through an approximate 1-for-9 reverse share split, followed by the issuance of approximately eight fully paid up shares so that the same number of shares were outstanding before and after the Change of Domicile, which reduced share premium and increased common shares; and

(3) the remaining amount of share premium was eliminated with a corresponding increase to contributed surplus.

Preference Shares—In connection with the Change of Domicile, all authorized preference shares were cancelled. At September 26, 2008 Tyco had authorized 31,250,000 preference shares, par value of $4 per share, none of which were issued and outstanding.

Common Shares—As of September 25, 2009 the Company's share capital amounted to CHF 3,867,911,465.07 or 479,295,101 registered common shares with a par value of CHF 8.07 per share. Until March 12, 2011, the Board of Directors may increase the Company's share capital by a maximum amount of CHF 1,933,955,728.50 by issuing a maximum of 239,647,550 shares. In addition, until March 12, 2011, (i) the share capital of the Company may be increased by an amount not exceeding CHF 386,791,145.70 through the issue of a maximum of 47,929,510 shares through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments including convertible debt instruments and (ii) the share capital of the Company may be increased by an amount not exceeding CHF 386,791,145.70 through the issue of a maximum of 47,929,510 shares to employees and other persons providing services to the Company. Although the Company states its par value in Swiss francs it continues to use the U.S. dollar as its reporting currency for preparing its Consolidated Financial Statements.

Shares Owned by Subsidiaries and Common Shares Held in Treasury—Prior to the Change of Domicile, approximately 21 million shares held by the Company directly or indirectly in treasury were cancelled. As of September 25, 2009 there were approximately 5 million shares held in treasury. As of September 26, 2008 there were approximately 22 million shares held by a subsidiary and 5 million shares held directly in treasury.

Share Premium and Contributed Surplus—As of September 26, 2008, Tyco International Ltd. was incorporated under the laws of Bermuda. In accordance with the Bermuda Companies Act 1981, when Tyco issued shares for cash at a premium to their par value, the resulting premium was an increase to a share premium account, a non-distributable reserve. Contributed surplus, subject to certain conditions, is a distributable reserve. As discussed above, effective March 17, 2009, the Company ceased to exist as a Bermuda corporation and continued its existence as a Swiss corporation. The Company undertook a number of steps in connection with the Change of Domicile described above, that reduced its share premium to zero as of March 17, 2009 and increased common shares to approximately $3.5 billion. Any share premium remaining after this recapitalization was allocated to contributed surplus, which eliminated the remaining share premium balance.

17. Shareholders' Equity (Continued)

Dividends—Pursuant to Swiss law, dividend payments made prior to January 1, 2011 are subject to Swiss withholding taxes unless made in the form of a return of capital from the Company's registered share capital. As a result, the Company intends to first pay dividends in the form of a reduction of registered share capital until at least January 1, 2011. After January 1, 2011, the Company expects to make dividend payments in the form of a reduction in contributed surplus, which also may be made free of Swiss withholding taxes.

On March 12, 2009 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which was paid on May 27, 2009 to shareholders of record on April 30, 2009. On May 7, 2009 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which was paid on August 26, 2009 to shareholders of record on July 31, 2009. On September 10, 2009 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which will be paid on November 24, 2009 to shareholders of record on October 30, 2009. These quarterly dividends represent the first, second and third installments of an annual dividend of CHF 0.93 per share approved by the shareholders on March 12, 2009. While certain administrative steps need to occur to effectuate the dividend payment, approval by the shareholders establishes the dividend under Swiss law. As a result, the Company recorded an accrued dividend of CHF 440 million as of March 12, 2009 which approximated $377 million based on the exchange rate in effect on that date. The dividend was approved at the special shareholders meeting on March 12, 2009 and is made in the form of a return of capital. This amount was recorded as a reduction of common shares, which reduced the Company's par value of CHF 8.53 to CHF 7.60. However, the Company expects to actually pay dividends in U.S. dollars, based on exchange rates in effect shortly before the payment date. Prior to the Change of Domicile, on December 4, 2008, the Company's Board of Directors declared a quarterly dividend on the Company's common shares of $0.20 per share, which was paid on February 2, 2009 to shareholders of record on January 5, 2009. This amount was recorded as a reduction of accumulated (deficit) earnings. On December 6, 2007, March 13, 2008 and May 8, 2008 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of $0.15 per share, which were paid on February 1, 2008, May 1, 2008 and August 1, 2008, respectively, to shareholders of record on January 3, 2008, April 1, 2008 and July 1, 2008, respectively. On September 9, 2008 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of $0.20 per share, which was paid on November 3, 2008 to shareholders of record on October 1, 2008.

Share Repurchase Programs—The Company's Board of Directors approved the $1.0 billion 2008 Share Repurchase Program, $1.0 billion 2007 Share Repurchase Program, $2.0 billion 2006 Share Repurchase Program, and the $1.5 billion 2005 Share Repurchase Program in July 2008, September 2007, May 2006, and September 2005, respectively. The following table represents the

17. Shareholders' Equity (Continued)

number of shares and dollar amount of repurchases made under each of the Company's repurchase programs by fiscal year and the remaining amount available for repurchase as of September 25, 2009:

	2008 Share Repurchase Program		2007 Share Repurchase Program		2006 Share Repurchase Program		2005 Share Repurchase Program	
	Shares (in millions)	Amount ($ in billions)	Shares (in millions)	Amount ($ in billions)	Shares (in millions)	Amount ($ in billions)	Shares (in millions)	Amount ($ in billions)
Approved Repurchase Amount		$ 1.0		$ 1.0		$ 2.0		$ 1.5
Repurchases								
Fiscal 2008	2.5	0.1	23.1	0.9	—	—	—	—
Fiscal 2007	N/A	N/A	1.3	0.1	5.0	0.7	—	—
Fiscal 2006	N/A	N/A	N/A	N/A	13.0	1.3	11.0	1.2
Fiscal 2005	N/A	N/A	N/A	N/A	N/A	N/A	3.0	0.3
Remaining Amount Available		$ 0.9		$ —		$ —		$ —

18. Share Plans

In connection with the Separation in 2007, share options were modified through the issuance of Covidien and Tyco Electronics share options. As a result of the one for four share split, share option exercise prices for the Tyco awards were adjusted. Generally, employee share options converted into share options of the employer with the exception of corporate employees whose awards converted into share options of all three companies. The revisions made to the share options as a result of the Separation constituted a modification which required a comparison of fair values of the share options immediately before the Separation and the fair values immediately after the Separation. In certain instances, the fair value immediately after the Separation was higher. As a result, the modification resulted in incremental compensation cost of $15 million. Of this amount, $0.3 million, $1 million and $13 million ($11 million in discontinued operations) were recorded in 2009, 2008 and 2007, respectively. The 2009 and 2008 amounts are included in selling, general and administrative expenses while the 2007 amount is included in separation costs on the Company's Consolidated Statements of Operations. The remaining balance will be recorded in continuing operations over the remaining vesting period of the share options. Except for the changes described, the principal terms of the share options remain unchanged from the original grant.

Also in connection with the Separation, Tyco employee restricted share awards and restricted stock units (collectively, "restricted share awards") were modified through the issuance of Covidien and Tyco Electronics restricted shares or the conversion to shares of the employer. Restricted shares and restricted share units held by employees in the company in which they were not employed were subject to accelerated vesting provisions and vested 50% on the first day of trading after the Separation and 50% six months thereafter. This accelerated vesting resulted in $14 million of accelerated compensation expense for Tyco's continuing operations. Tyco recorded $12 million as selling, general and administrative expenses in the fourth quarter of 2007 and recorded the remaining expense in the first quarter of 2008. Equity awards under the UK Save-As-You-Earn Plan (the "SAYE Plan") were not modified in connection with the Separation and resulted in additional compensation expense of

18. Share Plans (Continued)

$14 million. Of this amount, $2 million, $7 million ($1 million in discontinued operations) and $5 million ($2 million in discontinued operations) were recorded in 2009, 2008 and 2007, respectively.

Except for the changes described, the principal terms and conditions of restricted shares, restricted units and deferred stock units of the employees remain unchanged from the original grant.

Also in connection with the Separation, the Company amended the terms of performance based awards granted on November 22, 2005 to provide for vesting of the remaining awards without regard to the original performance measures. The original performance awards, which were previously adjusted to reflect the attainment of performance metrics through fiscal year 2006, were converted to time based restricted stock units of the employer, with the exception of corporate employees whose outstanding awards were converted to time based restricted stock units of the three separate companies.

Effective October 1, 2005, the Company utilized the modified prospective transition method to account for its shared based payment awards. Under this transition method the compensation cost recognized beginning October 1, 2005 includes compensation cost for (i) all share-based payments granted prior to, but not yet vested as of October 1, 2005, based on the estimated grant-date fair value and (ii) all share-based payments granted subsequent to September 30, 2005 based on the estimated grant-date fair value. Compensation cost is generally recognized ratably over the requisite service period or period to retirement eligibility, if shorter.

Total share-based compensation cost recognized during 2009 was $99 million, all of which is included in selling, general and administrative expenses. Total share-based compensation cost recognized during 2008 was $104 million, which includes $97 million in selling, general and administrative expenses, $3 million in separation costs and $4 million in discontinued operations. Total share-based compensation cost recognized during 2007 was $297 million, which includes $155 million in selling, general and administrative expenses, $13 million in restructuring and asset impairment charges, net, $6 million in separation costs and $123 million in discontinued operations. The Company has recognized a related tax benefit associated with its share-based compensation arrangements during 2009, 2008 and 2007 of $25 million, $28 million ($1 million in discontinued operations) and $78 million ($31 million in discontinued operations), respectively.

During 2004, the Tyco International Ltd. 2004 Stock and Incentive Plan (the "2004 Plan") effectively replaced the Tyco International Ltd. Long Term Incentive Plan, as amended as of May 12, 1999 (the "LTIP I Plan") and the Tyco International Ltd. Long Term Incentive Plan II (the "LTIP II Plan") for all awards effective on and after March 25, 2004. The 2004 Plan provides for the award of stock options, stock appreciation rights, annual performance bonuses, long term performance awards, restricted units, restricted shares, deferred stock units, promissory stock and other stock-based awards (collectively, "Awards").

The 2004 Plan provides for a maximum of 40 million common shares to be issued as Awards, subject to adjustment as provided under the terms of the 2004 Plan. In addition, any common shares that have been approved by the Company's shareholders for issuance under the LTIP Plans but which have not been awarded thereunder as of January 1, 2004, reduced by the number of common shares related to Awards made under the LTIP Plans between January 1, 2004 and March 25, 2004, the date the 2004 Plan was approved by shareholders, (or which have been awarded but will not be issued, owing to expiration, forfeiture, cancellation, return to the Company or settlement in cash in lieu of common shares on or after January 1, 2004) and which are no longer available for any reason

18. Share Plans (Continued)

(including the termination of the LTIP Plans) will also be available for issuance under the 2004 Plan. When common shares are issued pursuant to a grant of Awards, the total number of common shares remaining available for grant will be decreased by a margin of at least 1.8 per common share issued. As of September 25, 2009, there were approximately 26 million shares available for future grant under the 2004 Plan (including shares available under both the LTIP I and LTIP II Plans that are now assumable under the 2004 Plan). As of September 25, 2009, 13 million shares had been granted under the 2004 Plan.

The 1994 Plan provided for the issuance of restricted stock grants to officers and non-officer employees. The 1994 Plan expired in November 2004; thus no additional grants of restricted stock have been made under this plan since November 2004 and no shares are available for future grant. As of September 25, 2009, 4 million shares remained outstanding which were granted under the 1994 Plan prior to the November 2004 expiration.

The LTIP I Plan reserved common shares for issuance to Tyco's directors, executives and managers as share options. This plan was administered by the Compensation and Human Resources Committee of the Board of Directors of the Company, which consisted exclusively of independent directors of the Company. During 2009, there were approximately 0.1 million shares originally reserved for issuance under this plan, which became available for future grant under the 2004 Plan.

The LTIP II Plan was a broad-based option plan for non-officer employees. The terms and conditions of this plan were similar to the LTIP I Plan. During 2009, there were approximately 1.5 million shares originally reserved for issuance under this plan, which became available for future grant under the 2004 Plan.

Share Options—Options are granted to purchase common shares at prices which are equal to or greater than the market price of the common shares on the date the option is granted. Conditions of vesting are determined at the time of grant under the 2004 Plan. Options are generally exercisable in equal annual installments over a period of three or four years and will generally expire 10 years after the date of grant. Historically, the Company's practice has been to settle stock option exercises through either newly issued shares or from shares held in treasury, which were repurchased by the Company. Since our reincorporation in Switzerland, we intend to settle stock option exercises from shares held in treasury, which were repurchased by the Company.

The grant-date fair value of each option grant is estimated using the Black-Scholes option pricing model. The fair value is then amortized on a straight-line basis over the requisite service period of the awards, which is generally the vesting period. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected volatility was calculated based on the historical volatility of the Company's stock and implied volatility derived from exchange traded options. Post-Separation, expected volatility was calculated based on an analysis of historic and implied volatility measures for a set of peer companies. The average expected life was based on the contractual term of the option and expected employee exercise and post-vesting employment termination behavior. The risk-free interest rate is based on U.S. Treasury zero-coupon issues with a remaining term equal to the expected life assumed at the date of grant. The compensation expense recognized is net of estimated forfeitures. Forfeitures are estimated based on voluntary termination behavior, as well as an

18. Share Plans (Continued)

analysis of actual share option forfeitures. The weighted-average assumptions used in the Black-Scholes option pricing model for 2009, 2008 and 2007 are as follows:

	2009	2008	2007
Expected stock price volatility	32%	27%	30%
Risk free interest rate	2.67%	2.93%	4.52%
Expected annual dividend per share	$0.80	$0.62	$0.58
Expected life of options (years)	5.2	4.5	4.7

The weighted-average grant-date fair values of options granted during 2009, 2008 and 2007 was $7.09, $11.06 and $15.35, respectively. The total intrinsic value of options exercised during 2009, 2008 and 2007 was $0.5 million, $16 million and $163 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2009, 2008 and 2007 was not significant.

A summary of option activity as of September 25, 2009 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 26, 2008	23,304,454	$49.77		
Granted	5,492,070	28.81		
Exercised	(82,431)	22.67		
Expired	(2,532,365)	53.80		
Forfeited	(488,982)	37.32		
Outstanding as of September 25, 2009	25,692,746	45.22	5.6	$75
Vested and unvested expected to vest as of September 25, 2009	24,936,862	45.61	5.5	72
Exercisable as of September 25, 2009	17,757,367	49.26	4.2	48

As of September 25, 2009, there was $51 million of total unrecognized compensation cost related to non-vested options granted. The cost is expected to be recognized over a weighted-average period of 2.2 fiscal years.

Employee Stock Purchase Plans—Substantially all full-time employees of the Company's U.S. subsidiaries and employees of certain qualified non-U.S. subsidiaries were eligible to participate in an employee share purchase plan ("ESPP"). Eligible employees authorized payroll deductions to be made for the purchase of shares. The Company matched a portion of the employee contribution by contributing an additional 15% of the employee's payroll deduction. All shares purchased under the plan were purchased on the open market by a designated broker. The ESSP was suspended indefinitely during the quarter ended September 25, 2009.

Under the SAYE Plan, eligible employees in the United Kingdom were granted options to purchase shares at the end of three years of service at 85% of the market price at the time of grant. Options under the SAYE Plan are generally exercisable after a period of three years and expire six months after the date of vesting. The SAYE Plan provided for a maximum of 10 million common shares to be issued; as of September 25, 2009, there were 7 million shares available for future issuance. All of the shares purchased under the SAYE Plan were purchased on the open market. The SAYE Plan

18. Share Plans (Continued)

was approved on November 3, 1999 for a ten year period and has expired according to its terms on November 3, 2009. The International Benefits Oversight Committee has not approved any additional grants since the last annual grant on October 9, 2008 and it has not applied for approval of a replacement for the SAYE Plan at this time.

A summary of option activity under the SAYE Plan as of September 25, 2009 and changes during the year then ended is presented below:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value ($ in millions)
Outstanding as of September 26, 2008	612,319	$27.65		
Granted	126,186	34.41		
Exercised	(251,619)	21.50		
Expired	(75,820)	31.87		
Forfeited	(35,160)	31.70		
Outstanding as of September 25, 2009	375,906	32.82	1.5	$1
Vested and unvested expected to vest as of September 25, 2009	342,194	32.53	1.4	1
Exercisable as of September 25, 2009	85,405	21.46	—	1

The grant-date-fair value of each option grant is estimated using the Black-Scholes option pricing model. Assumptions for expected volatility, the average expected life, the risk-free rate, as well as the expected annual dividend per share were made using the same methodology as previously described under *Share Options*.

The weighted-average grant-date fair values of options granted under the SAYE Plan during 2009 and 2008 was $3.47 and $14.18, respectively. There were no options granted under the SAYE Plan during 2007. The total intrinsic value of options exercised during 2009, 2008 and 2007 was $1 million, $3 million and $5 million, respectively. The related excess cash tax benefit classified as a financing cash inflow for 2009, 2008 and 2007 was not significant.

As of September 25, 2009, there was $1 million in total unrecognized compensation cost related to non-vested options granted under the SAYE Plan. The cost is expected to be recognized over a period of 1.1 fiscal years.

Restricted Share Awards—Restricted share awards are granted subject to certain restrictions. Conditions of vesting are determined at the time of grant under the 2004 Plan. All restrictions on the award will lapse upon normal retirement, death or disability of the employee.

The fair market value of units with certain specified performance criteria are expensed over the period of vesting. For grants that vest through passage of time, the fair market value of the award at the time of the grant is amortized to expense over the period of vesting. The fair value of restricted share awards is determined based on the market value of the Company's shares on the grant date. Restricted share awards generally vest over a period of three or four years, as determined by the Compensation Committee, and with respect to performance awards upon attainment of various levels of performance that equal or exceed targeted levels. The compensation expense recognized for restricted share awards is net of estimated forfeitures.

18. Share Plans (Continued)

Recipients of restricted shares have the right to vote such shares and receive dividends, whereas recipients of restricted stock units have no voting rights and receive dividend equivalents. Recipients of performance shares have no voting rights and do not receive dividend equivalents.

A summary of the status of the Company's restricted share awards including performance shares as of September 25, 2009 and changes during the year then ended is presented in the tables below:

Non-vested Restricted Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 26, 2008	3,502,246	$49.06
Granted	2,105,903	28.56
Vested	(1,574,864)	48.20
Forfeited	(296,575)	41.69
Non-vested as of September 25, 2009	3,736,710	38.75

The weighted-average grant-date fair value of restricted share awards granted during 2009, 2008 and 2007 was $28.56, $40.27 and $49.49, respectively. The total fair value of restricted share awards vested during 2009, 2008 and 2007 was $74 million, $41 million and $58 million, respectively.

Non-vested Performance Share Awards	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 26, 2008	483,050	$61.78
Granted	998,500	27.84
Forfeited	(64,027)	43.16
Non-vested as of September 25, 2009	1,417,523	38.71

The weighted-average grant-date fair value of performance share awards granted during 2009, 2008 and 2007 was $27.84, $46.11 and $59.49, respectively. The total fair value of performance shares vested during 2007 was $1 million. There were no performance shares which vested during 2009 and 2008.

As of September 25, 2009, there was $96 million of total unrecognized compensation cost related to both non-vested restricted share awards and performance shares. That cost is expected to be recognized over a weighted-average period of 2.1 fiscal years.

Deferred Stock Units—Deferred Stock Units ("DSUs") are notional units that are tied to the value of Tyco common shares with distribution deferred until termination of employment. Distribution, when made, will be in the form of actual shares. Similar to restricted share grants that vest through the passage of time, the fair value of DSUs is determined based on the market value of the Company's shares on the grant date and is amortized to expense over the vesting period. Recipients of DSUs do not have the right to vote such shares and do not have the right to receive cash dividends. However, they have the right to receive dividend equivalents. Conditions of vesting are determined at the time of grant. Under the 2004 Plan, the majority of Tyco's DSU grants vest in equal annual installments over three years. The Company has granted 1 million DSUs, the majority of which were outstanding as of September 25, 2009.

18. Share Plans (Continued)

A summary of the status of the Company's DSUs as of September 25, 2009 and changes during the year then ended is presented in the table below:

Non-vested Deferred Stock Units	Shares	Weighted-Average Grant-Date Fair Value
Non-vested as of September 26, 2008	—	$ —
Granted	35,210	34.09
Dividend reinvestment	34,213	25.35
Vested	(69,423)	29.78
Non-vested as of September 25, 2009	—	—

The weighted-average grant-date fair value of DSUs granted during 2009, 2008 and 2007 was $34.09, $44.96 and $42.29, respectively. The total fair value of DSUs vested during 2009, 2008 and 2007 was $2 million, $2 million and $8 million, respectively. As of September 25, 2009, all DSUs are vested.

19. Accumulated Other Comprehensive (Loss) Income

The components of accumulated other comprehensive (loss) income are as follows ($ in millions):

	Currency Translation[(1)]	Unrealized (Loss) Gain on Securities	Unrealized (Loss) Gain on Derivative Instruments	Minimum Pension Liability	Retirement Plans	Accumulated Other Comprehensive Income (Loss)
Balance as of September 29, 2006	$ 1,805	$(2)	$(1)	$(785)	$ —	$ 1,017
Cumulative effect of adopting a new accounting principle (see Note 16)	—	—	—	215	(396)	(181)
Pre-tax current period change	883	3	1	368	—	1,255
Income tax expense	—	(1)	—	(119)	70	(50)
Distribution of Covidien and Tyco Electronics	(1,797)	—	—	321	—	(1,476)
Balance as of September 28, 2007	891	—	—	—	(326)	565
Pre-tax current period change	(307)	(9)	—	—	(32)	(348)
Income tax expense	—	4	—	—	11	15
Balance as of September 26, 2008	584	(5)	—	—	(347)	232
Cumulative effect of adopting a new accounting principle (see Note 16)	—	—	—	—	89	89
Pre-tax current period change	(203)	14	—	—	(327)	(516)
Income tax expense	—	(5)	—	—	79	74
Other[(2)]	34	—	—	—	—	34
Balance as of September 25, 2009	$ 415	$ 4	$—	$ —	$(506)	$ (87)

(1) During the years ended September 25, 2009, September 26, 2008 and September 28, 2007, $21 million, $58 million and $6 million, respectively, were transferred from currency translation adjustments as a result of the sale of foreign entities. These amounts are included in income from discontinued operations.

(2) Adjustment to accumulated (deficit) earnings recorded to correct the distribution amount to Covidien and Tyco Electronics at the date of the Separation. See Note 2.

20. Consolidated Segment and Geographic Data

Segment information is consistent with how management reviews the businesses, makes investing and resource allocation decisions and assesses operating performance. In connection with the Separation, the Company realigned its management and segment reporting structure effective March 31, 2007. The segment data presented reflects this new segment structure. The Company operates and reports financial and operating information in the following five segments:

- *ADT Worldwide* designs, sells, installs, services and monitors electronic security systems for residential, commercial, industrial and governmental customers.
- *Flow Control* designs, manufactures, sells and services valves, pipes, fittings, valve automation and heat tracing products for the oil, gas and other energy markets along with general process industries and the water and wastewater markets.
- *Fire Protection Services* designs, sells, installs and services fire detection and fire suppression systems for commercial, industrial and governmental customers.
- *Electrical and Metal Products* designs, manufactures and sells galvanized steel tubing, armored wire and cable and other metal products for non-residential construction, electrical, fire and safety and mechanical customers.
- *Safety Products* designs, manufactures and sells fire suppression, electronic, security and life safety products, including fire suppression products, breathing apparatus, intrusion security, access control and video management systems. In addition, Safety Products manufactures products installed and serviced by ADT Worldwide and Fire Protection Services.

Tyco also provides general corporate services to its segments and these costs are reported as Corporate and Other.

The Company, from time to time, will realign businesses and management responsibility within its operating segments that possess similar characteristics such as product and service offerings. These realignments are designed to more fully leverage existing capabilities and enhance development for future products and services. Effective September 27, 2008, certain businesses were transferred from the Company's ADT Worldwide segment to the Company's Fire Protection Services segment, from the Company's Fire Protection Services segment to the Company's Flow Control segment and from the Company's Electrical and Metal Products segment to the Company's Safety Products segment. The realignment of these businesses results in segment data being presented in line with management's view of segment operating results. The revenue and operating income for 2008 and 2007 has been recast to reflect the realignment of the Company's ADT Worldwide businesses to the Company's Fire Protection Services segment. All the other business realignments were not recast because the changes were

20. Consolidated Segment and Geographic Data (Continued)

immaterial. Selected information in the new segment structure is presented in the following tables for 2009, 2008 and 2007 ($ in millions):

	2009	2008	2007
Net revenue[1]:			
ADT Worldwide	$ 7,015	$ 7,731	$ 7,288
Flow Control	3,850	4,418	3,766
Fire Protection Services	3,428	3,839	3,726
Electrical and Metal Products	1,392	2,272	1,974
Safety Products	1,552	1,934	1,719
Corporate and Other	—	5	4
	$17,237	$20,199	$18,477

(1) Revenue by operating segment excludes intercompany transactions.

	2009[1]	2008	2007
Operating (loss) income:			
ADT Worldwide	$233	$906	$817
Flow Control	518	618	457
Fire Protection Services	68	325	283
Electrical and Metal Products	(940)	342	159
Safety Products	(789)	284	274
Corporate and Other[2]	(577)	(534)	(3,722)
	$(1,487)	$1,941	$(1,732)

(1) Operating loss in 2009 includes goodwill and intangible asset impairment charges of $2.705 billion.
(2) Corporate and Other in 2007 includes a net charge of $2.862 billion related to the class action settlement.

Total assets by segment as of September 25, 2009, September 26, 2008 and September 28, 2007 are as follows ($ in millions):

	2009	2008	2007
Total assets:			
ADT Worldwide	$11,070	$12,223	$12,029
Flow Control	4,489	4,669	4,421
Fire Protection Services	2,628	2,835	2,893
Electrical and Metal Products	629	1,937	1,957
Safety Products	2,288	3,423	3,457
Corporate and Other	4,293	3,449	6,783
Assets held for sale	156	268	1,275
	$25,553	$28,804	$32,815

20. Consolidated Segment and Geographic Data (Continued)

Depreciation and amortization and capital expenditures, net by segment for the years ended September 25, 2009, September 26, 2008 and September 28, 2007 are as follows ($ in millions):

	2009	2008	2007
Depreciation and amortization:			
ADT Worldwide	$ 878	$ 909	$ 924
Flow Control	69	65	62
Fire Protection Services	34	31	31
Electrical and Metal Products	30	37	27
Safety Products	110	102	94
Corporate and Other	12	10	10
	$1,133	$1,154	$1,148

	2009	2008	2007
Capital expenditures:			
ADT Worldwide	$421	$494	$459
Flow Control	107	130	90
Fire Protection Services	25	28	26
Electrical and Metal Products	46	35	29
Safety Products	78	41	51
Corporate and Other	32	6	11
	$709	$734	$666

Net revenue by geographic area for the years ended September 25, 2009, September 26, 2008 and September 28, 2007 is as follows ($ in millions):

	2009	2008	2007
Net revenue[(1)]:			
United States	$ 8,304	$ 9,465	$ 8,910
Other Americas	1,520	1,733	1,419
Europe, Middle East and Africa	4,706	5,749	5,338
Asia—Pacific	2,707	3,252	2,810
	$17,237	$20,199	$18,477

(1) Revenue is attributed to individual countries based on the reporting entity that records the transaction.

20. Consolidated Segment and Geographic Data (Continued)

Long-lived assets by geographic area as of September 25, 2009, September 26, 2008 and September 28, 2007 are as follows ($ in millions):

	2009	2008	2007
Long-lived assets[1]:			
United States	$2,701	$2,722	$2,681
Other Americas	402	364	339
Europe, Middle East and Africa	539	566	577
Asia—Pacific	605	582	526
Corporate and Other	14	14	117
	$4,261	$4,248	$4,240

(1) Long-lived assets are comprised primarily of property, plant and equipment and exclude goodwill, other intangible assets, deferred taxes and other shared assets.

21. Supplementary Consolidated Balance Sheets Information

Selected supplementary Consolidated Balance Sheets information as of September 25, 2009 and September 26, 2008 is as follows ($ in millions):

	2009	2008
Deferred tax asset—non-current	$1,113	$1,101
Other non-current assets	1,538	1,481
Other assets	$2,651	$2,582
Accrued payroll and payroll related costs	$ 555	$ 627
Deferred income tax liability—current	46	51
Income taxes payable—current	87	241
Other	1,788	1,798
Accrued and other current liabilities	$2,476	$2,717
Long-term pension and postretirement liabilities	$ 825	$ 559
Deferred income tax liability—non-current	273	542
Income taxes payable—non-current	221	249
Other	1,401	1,365
Other liabilities	$2,720	$2,715

22. Inventory

Inventories consisted of the following ($ in millions):

	September 25, 2009	September 26, 2008
Purchased materials and manufactured parts	$ 514	$ 681
Work in process	207	272
Finished goods	722	924
Inventories	$1,443	$1,877

Inventories are recorded at the lower of cost (primarily first-in, first-out) or market value.

23. Property, Plant and Equipment

Property, plant and equipment consisted of the following ($ in millions):

	September 25, 2009	September 26, 2008
Land	$ 156	$ 151
Buildings	788	754
Subscriber systems	5,309	5,102
Machinery and equipment	2,398	2,303
Property under capital leases[1]	62	70
Construction in progress	164	132
Accumulated depreciation[2]	(5,380)	(5,019)
Property, plant and equipment, net	$ 3,497	$ 3,493

(1) Property under capital leases consists primarily of buildings.

(2) Accumulated amortization of capital lease assets was $28 million and $23 million as of September 25, 2009 and September 26, 2008, respectively.

24. Summarized Quarterly Financial Data (Unaudited)

Summarized quarterly financial data for the years ended September 25, 2009 and September 26, 2008 is as follows ($ in millions, except per share data):

	2009			
	1st Qtr.[1]	2nd Qtr.[2]	3rd Qtr.[3]	4th Qtr.[4]
Net revenue	$4,426	$ 4,150	$4,240	$4,421
Gross profit	1,557	1,435	1,495	1,607
Income (loss) from continuing operations	272	(2,555)	243	207
Income (loss) from discontinued operations, net of income taxes	5	(12)	44	(2)
Net income (loss)	277	(2,567)	287	205
Basic earnings per share:				
Income (loss) from continuing operations	$ 0.57	$ (5.40)	$ 0.51	$ 0.44
Income (loss) from discontinued operations, net of income taxes	0.02	(0.02)	0.10	(0.01)
Net income (loss)	0.59	(5.42)	0.61	0.43
Diluted earnings per share:				
Income (loss) from continuing operations	0.57	(5.40)	0.51	0.44
Income (loss) from discontinued operations, net of income taxes	0.01	(0.02)	0.09	(0.01)
Net income (loss)	0.58	(5.42)	0.60	0.43

(1) Income from continuing operations includes restructuring, asset impairment and divestiture charges, net of $8 million and legacy legal charges of $8 million.

(2) Loss from continuing operations includes goodwill impairments of $2.6 billion, restructuring, asset impairment and divestiture charges, net of $102 million, legacy legal charges of $101 million and intangible asset impairments of $64 million.

(3) Income from continuing operations includes restructuring and asset impairment charges, net of $37 million.

(4) Income from continuing operations includes restructuring, asset impairment and divestiture charges, net of $104 million.

24. Summarized Quarterly Financial Data (Unaudited) (Continued)

	2008			
	1st Qtr.(1)	2nd Qtr.(2)	3rd Qtr.(3)	4th Qtr.(4)
Net revenue	$4,837	$4,863	$5,215	$5,284
Gross profit	1,680	1,678	1,851	1,867
Income from continuing operations	360	272	199	264
Income from discontinued operations, net of income taxes	3	8	277	170
Net income	363	280	476	434
Basic earnings per share:				
Income from continuing operations	$ 0.73	$ 0.56	$ 0.41	$ 0.56
Income from discontinued operations, net of income taxes	0.01	0.02	0.58	0.35
Net income	0.74	0.58	0.99	0.91
Diluted earnings per share:				
Income from continuing operations	0.72	0.56	0.41	0.55
Income from discontinued operations, net of income taxes	0.01	0.01	0.57	0.36
Net income	0.73	0.57	0.98	0.91

(1) Net revenue excludes $425 million of revenue related to discontinued operations. Income from continuing operations includes restructuring, asset impairment and divestiture charges net, of $14 million, and separation costs of $9 million.

(2) Net revenue excludes $418 million of revenue related to discontinued operations. Income from continuing operations includes restructuring, asset impairment and divestiture charges, net of $42 million, and a legacy legal settlement charge of $20 million slightly offset by a $5 million credit to separation costs.

(3) Net revenue excludes $264 million of revenue related to discontinued operations. Income from continuing operations includes a class action settlement charge, net of $53 million and a legacy legal settlement charge of $9 million, offset by a credit of $7 million for class action settlement recoveries.

(4) Net revenue excludes $114 million of revenue related to discontinued operations. Income from continuing operations includes restructuring, asset impairment and divestiture charges, net of $139 million, goodwill impairment charges of $9 million, an environmental remediation charge of $6 million related to the closure of a facility in North America, offset by a credit of $3 million for class action settlement recoveries.

25. Tyco International Finance S.A.

TIFSA, a wholly-owned subsidiary of the Company, has public debt securities outstanding (see Note 12) which are fully and unconditionally guaranteed by Tyco. TIFSA, which was formed in December 2006, is a holding company established in connection with the Separation as the successor company to TIGSA. During the third quarter of 2007, TIGSA's assets and liabilities were contributed to TIFSA, Covidien and Tyco Electronics. TIGSA was put into liquidation on June 1, 2007. TIFSA directly and indirectly owns substantially all of the operating subsidiaries of the Company, performs treasury operations and has assumed the indebtedness of TIGSA. The following tables present condensed consolidating financial information for Tyco, TIFSA and all other subsidiaries. Condensed financial information for Tyco and TIFSA on a stand-alone basis is presented using the equity method of accounting for subsidiaries.

During the second quarter of 2008, the Company completed a tax-free restructuring involving the transfer of certain investments from Tyco to TIFSA. Since the transactions were entirely among wholly-

25. Tyco International Finance S.A. (Continued)

owned subsidiaries of Tyco, there was no impact on the Company's consolidated financial position, results of operations or cash flows. The transactions did, however, result in an increase to TIFSA's investment in subsidiaries of $1.9 billion. Since these transactions were among entities under common control, their effects have been reflected as of the beginning of the earliest period presented.

CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 25, 2009
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$17,237	$ —	$17,237
Cost of product sales	—	—	7,584	—	7,584
Cost of services	—	—	3,559	—	3,559
Selling, general and administrative expenses	152	5	4,500	—	4,657
Goodwill and intangible asset impairments	—	—	2,705	—	2,705
Restructuring, asset impairment and divestiture charges, net	4	—	215	—	219
Operating loss	(156)	(5)	(1,326)	—	(1,487)
Interest income	—	—	44	—	44
Interest expense	—	(288)	(13)	—	(301)
Other (expense) income, net	(13)	2	4	—	(7)
Equity in net loss of subsidiaries	(239)	(1,425)	—	1,664	—
Intercompany interest and fees	(1,425)	129	1,296	—	—
(Loss) income from continuing operations before income taxes and minority interest	(1,833)	(1,587)	5	1,664	(1,751)
Income tax benefit (expense)	—	63	(141)	—	(78)
Minority interest	—	—	(4)	—	(4)
Loss from continuing operations	(1,833)	(1,524)	(140)	1,664	(1,833)
Income from discontinued operations, net of income taxes	35	32	35	(67)	35
Net loss	$(1,798)	$(1,492)	$ (105)	$1,597	$(1,798)

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 26, 2008
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$20,199	$ —	$20,199
Cost of product sales	—	—	9,200	—	9,200
Cost of services	—	—	3,923	—	3,923
Selling, general and administrative expenses	58	5	4,843	—	4,906
Class action settlement, net	(10)	—	—	—	(10)
Separation (credits) costs	(19)	—	23	—	4
Goodwill and intangible asset impairments	—	—	10	—	10
Restructuring, asset impairment and divestiture charges, net	—	—	225	—	225
Operating (loss) income	(29)	(5)	1,975	—	1,941
Interest income	47	1	62	—	110
Interest expense	(47)	(336)	(13)	—	(396)
Other income (expense), net	39	(252)	(11)	—	(224)
Equity in net income of subsidiaries	2,552	1,523	—	(4,075)	—
Intercompany interest and fees	(1,467)	143	1,324	—	—
Income from continuing operations before income taxes and minority interest	1,095	1,074	3,337	(4,075)	1,431
Income tax benefit (expense)	—	159	(494)	—	(335)
Minority interest	—	—	(1)	—	(1)
Income from continuing operations	1,095	1,233	2,842	(4,075)	1,095
Income from discontinued operations, net of income taxes	458	465	462	(927)	458
Net income	$ 1,553	$1,698	$ 3,304	$(5,002)	$ 1,553

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF OPERATIONS
For the Year Ended September 28, 2007
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Net revenue	$ —	$ —	$18,477	$ —	$18,477
Cost of product sales	—	—	8,495	—	8,495
Cost of services	—	—	3,722	—	3,722
Selling, general and administrative expenses	84	(46)	4,738	—	4,776
Class action settlement, net	2,862	—	—	—	2,862
Separation costs	99	1	5	—	105
Goodwill and intangible asset impairments	—	—	59	—	59
Restructuring, asset impairment and divestiture charges, net	—	—	190	—	190
Operating (loss) income	(3,045)	45	1,268	—	(1,732)
Interest income	42	9	53	—	104
Interest expense	(41)	(257)	(15)	—	(313)
Other expense, net	—	(253)	(2)	—	(255)
Equity in net income of subsidiaries	1,745	450	—	(2,195)	—
Intercompany interest and fees	(1,225)	414	811	—	—
(Loss) income from continuing operations before income taxes and minority interest	(2,524)	408	2,115	(2,195)	(2,196)
Income tax benefit (expense)	—	11	(335)	—	(324)
Minority interest	—	—	(4)	—	(4)
(Loss) income from continuing operations	(2,524)	419	1,776	(2,195)	(2,524)
Income from discontinued operations, net of income taxes	782	1,001	1,442	(2,443)	782
Net (loss) income	$(1,742)	$ 1,420	$ 3,218	$(4,638)	$(1,742)

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING BALANCE SHEET
As of September 25, 2009
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ —	$ —	$ 2,354	$ —	$ 2,354
Accounts receivable, net	—	—	2,629	—	2,629
Inventories	—	—	1,443	—	1,443
Intercompany receivables	1,069	29	14,646	(15,744)	—
Prepaid expenses and other current assets	114	—	858	—	972
Deferred income taxes	—	—	413	—	413
Assets held for sale	—	—	156	—	156
Total current assets	1,183	29	22,499	(15,744)	7,967
Property, plant and equipment, net	—	—	3,497	—	3,497
Goodwill	—	—	8,791	—	8,791
Intangible assets, net	—	—	2,647	—	2,647
Investment in subsidiaries	43,490	16,084	—	(59,574)	—
Intercompany loans receivable	—	9,765	18,695	(28,460)	—
Other assets	96	303	2,252	—	2,651
Total Assets	$44,769	$26,181	$58,381	$(103,778)	$25,553
Liabilities and Shareholders' Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ 200	$ 45	$ —	$ 245
Accounts payable	—	—	1,244	—	1,244
Accrued and other current liabilities	338	54	2,084	—	2,476
Deferred revenue	—	—	590	—	590
Intercompany payables	9,476	5,177	1,091	(15,744)	—
Liabilities held for sale	5	5	161	(10)	161
Total current liabilities	9,819	5,436	5,215	(15,754)	4,716
Long-term debt	—	3,951	78	—	4,029
Intercompany loans payable	21,450	80	6,930	(28,460)	—
Deferred revenue	—	—	1,134	—	1,134
Other liabilities	559	—	2,161	—	2,720
Total Liabilities	31,828	9,467	15,518	(44,214)	12,599
Minority interest	—	—	13	—	13
Shareholders' Equity:					
Preference shares	—	—	2,500	(2,500)	—
Common shares	3,122	—	—	—	3,122
Common shares held in treasury	—	—	(214)	—	(214)
Other shareholders' equity	9,819	16,714	40,564	(57,064)	10,033
Total Shareholders' Equity	12,941	16,714	42,850	(59,564)	12,941
Total Liabilities and Shareholders' Equity	$44,769	$26,181	$58,381	$(103,778)	$25,553

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING BALANCE SHEET
As of September 26, 2008
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Assets					
Current Assets:					
Cash and cash equivalents	$ 1	$ 1	$ 1,517	$ —	$ 1,519
Accounts receivable, net	—	—	2,986	—	2,986
Inventories	—	—	1,877	—	1,877
Intercompany receivables	1,097	76	15,069	(16,242)	—
Prepaid expenses and other current assets	9	—	1,229	—	1,238
Deferred income taxes	—	—	541	—	541
Assets held for sale	57	14	268	(71)	268
Total current assets	1,164	91	23,487	(16,313)	8,429
Property, plant and equipment, net	—	—	3,493	—	3,493
Goodwill	—	—	11,619	—	11,619
Intangible assets, net	—	—	2,681	—	2,681
Investment in subsidiaries	45,580	21,774	—	(67,354)	—
Intercompany loans receivable	—	9,799	18,999	(28,798)	—
Other assets	114	83	2,385	—	2,582
Total Assets	$46,858	$31,747	$62,664	$(112,465)	$28,804
Liabilities and Shareholders' Equity					
Current Liabilities:					
Loans payable and current maturities of long-term debt	$ —	$ 515	$ 40	$ —	$ 555
Accounts payable	2	—	1,606	—	1,608
Accrued and other current liabilities	103	76	2,538	—	2,717
Deferred revenue	—	—	594	—	594
Intercompany payables	8,126	6,990	1,126	(16,242)	—
Liabilities held for sale	—	—	211	—	211
Total current liabilities	8,231	7,581	6,115	(16,242)	5,685
Long-term debt	—	3,605	104	—	3,709
Intercompany loans payable	22,573	384	5,841	(28,798)	—
Deferred revenue	—	—	1,187	—	1,187
Other liabilities	560	—	2,155	—	2,715
Total Liabilities	31,364	11,570	15,402	(45,040)	13,296
Minority interest	—	—	14	—	14
Shareholders' Equity:					
Preference shares	—	—	2,500	(2,500)	—
Common shares	400	—	(18)	—	382
Common shares held in treasury	(192)	—	—	—	(192)
Other shareholders' equity	15,286	20,177	44,766	(64,925)	15,304
Total Shareholders' Equity	15,494	20,177	47,248	(67,425)	15,494
Total Liabilities and Shareholders' Equity	$46,858	$31,747	$62,664	$(112,465)	$28,804

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 25, 2009
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (160)	$(1,890)	$ 4,479	$ —	$ 2,429
Net cash used in discontinued operating activities	—	—	(8)	—	(8)
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(709)	—	(709)
Proceeds from disposal of assets	—	—	13	—	13
Accounts purchased from ADT dealer program	—	—	(543)	—	(543)
Acquisition of businesses, net of cash acquired	—	—	(48)	—	(48)
Divestiture of businesses, net of cash retained	—	—	2	—	2
Decrease in investments	—	—	17	—	17
Decrease in investment in subsidiaries	1,654	1,352	—	(3,006)	—
Net decrease in intercompany loans	—	2,188	—	(2,188)	—
Other	—	—	(1)	—	(1)
Net cash provided by (used in) investing activities	1,654	3,540	(1,269)	(5,194)	(1,269)
Net cash provided by discontinued investing activities	—	—	66	—	66
Cash Flows From Financing Activities:					
Net borrowings (repayments) of debt	—	27	(19)	—	8
Proceeds from exercise of share options	—	—	1	—	1
Dividends paid	(388)	—	—	—	(388)
Repurchase of common shares by subsidiary	—	—	(3)	—	(3)
Decrease in equity from parent	—	(1,673)	(1,333)	3,006	—
Net intercompany loan repayments	(1,123)	—	(1,065)	2,188	—
Transfer from discontinued operations	—	—	58	—	58
Other	16	(5)	(2)	—	9
Net cash used in financing activities	(1,495)	(1,651)	(2,363)	5,194	(315)
Net cash used in discontinued financing activities	—	—	(58)	—	(58)
Effect of currency translation on cash	—	—	(10)	—	(10)
Net (decrease) increase in cash and cash equivalents	(1)	(1)	837	—	835
Cash and cash equivalents at beginning of year	1	1	1,517	—	1,519
Cash and cash equivalents at end of year	$ —	$ —	$ 2,354	$ —	$ 2,354

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 26, 2008
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$(4,034)	$(1,814)	$ 4,976	$ —	$ (872)
Net cash used in discontinued operating activities	—	—	(18)	—	(18)
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(734)	—	(734)
Proceeds from disposal of assets	—	—	28	—	28
Accounts purchased from ADT dealer program	—	—	(376)	—	(376)
Acquisition of businesses, net of cash acquired	—	—	(347)	—	(347)
Divestiture of businesses, net of cash retained	—	—	1	—	1
Class action settlement escrow	2,960	—	—	—	2,960
Intercompany dividend from subsidiary	—	62	—	(62)	—
Decrease in investments	—	—	32	—	32
Decrease in investment in subsidiaries	—	2,450	—	(2,450)	—
Net increase in intercompany loans	—	(75)	—	75	—
Increase in restricted cash	—	—	(17)	—	(17)
Other	—	—	(1)	—	(1)
Net cash provided by (used in) investing activities	2,960	2,437	(1,414)	(2,437)	1,546
Net cash provided by discontinued investing activities	—	—	911	—	911
Cash Flows From Financing Activities:					
Net repayments of debt	—	(546)	(1)	—	(547)
Proceeds from exercise of share options	47	—	2	—	49
Dividends paid	(292)	—	—	—	(292)
Intercompany dividend to parent	—	—	(62)	62	—
Repurchase of common shares by subsidiary	—	—	(854)	—	(854)
Repurchase of common shares held in treasury	(192)	—	—	—	(192)
Decrease in equity from parent	—	—	(2,450)	2,450	—
Net intercompany loan borrowings (repayments)	1,496	—	(1,421)	(75)	—
Transfer from discontinued operations	—	—	897	—	897
Other	—	(76)	4	—	(72)
Net cash provided by (used in) financing activities	1,059	(622)	(3,885)	2,437	(1,011)
Net cash used in discontinued financing activities	—	—	(893)	—	(893)
Effect of currency translation on cash	—	—	(38)	—	(38)
Net (decrease) increase in cash and cash equivalents	(15)	1	(361)	—	(375)
Cash and cash equivalents at beginning of year	16	—	1,878	—	1,894
Cash and cash equivalents at end of year	$ 1	$ 1	$ 1,517	$ —	$ 1,519

25. Tyco International Finance S.A. (Continued)

CONSOLIDATING STATEMENT OF CASH FLOWS
For the Year Ended September 28, 2007
($ in millions)

	Tyco International Ltd.	Tyco International Finance S.A.	Other Subsidiaries	Consolidating Adjustments	Total
Cash Flows From Operating Activities:					
Net cash (used in) provided by operating activities	$ (930)	$ 6,560	$(3,816)	$ —	$ 1,814
Net cash provided by discontinued operating activities	—	78	2,420	—	2,498
Cash Flows From Investing Activities:					
Capital expenditures	—	—	(666)	—	(666)
Proceeds from disposal of assets	—	—	23	—	23
Accounts purchased from ADT dealer program	—	—	(409)	—	(409)
Acquisition of businesses, net of cash acquired	—	—	(31)	—	(31)
Divestiture of businesses, net of cash retained	—	—	8	—	8
Class action settlement escrow	(2,960)	—	—	—	(2,960)
Liquidation of rabbi trust investments	—	—	271	—	271
Decrease in investments	—	—	4	—	4
Decrease (increase) in investment in subsidiaries	2,971	(4,507)	132	1,404	—
Net increase in intercompany loans	—	(2,135)	—	2,135	—
Decrease in restricted cash	—	—	5	—	5
Other	—	—	15	—	15
Net cash provided by (used in) investing activities	11	(6,642)	(648)	3,539	(3,740)
Net cash used in discontinued investing activities	—	(78)	(810)	78	(810)
Cash Flows From Financing Activities:					
Net repayments of debt	—	(5,924)	(4)	—	(5,928)
Proceeds from exercise of share options	369	—	37	—	406
Dividends paid	(791)	—	—	—	(791)
Repurchase of common shares by subsidiary	—	—	(727)	—	(727)
(Decrease) increase in equity from parent	—	(2,977)	4,381	(1,404)	—
Net intercompany loan borrowings	1,355	—	780	(2,135)	—
Transfer from discontinued operations	—	7,825	760	—	8,585
Other	—	—	12	—	12
Net cash provided by (used in) financing activities	933	(1,076)	5,239	(3,539)	1,557
Net cash used in discontinued financing activities	—	—	(872)	(78)	(950)
Effect of currency translation on cash	—	—	70	—	70
Effect of currency translation on cash related to discontinued operations	—	—	33	—	33
Net increase (decrease) in cash and cash equivalents	14	(1,158)	1,616	—	472
Less: net increase in cash related to discontinued operations	—	—	(771)	—	(771)
Cash and cash equivalents at beginning of year	2	1,158	1,033	—	2,193
Cash and cash equivalents at end of year	$ 16	$ —	$ 1,878	$ —	$ 1,894

26. Subsequent Events

The Company has evaluated subsequent events through the time it filed its annual report on Form 10-K on November 16, 2009.

On October 1, 2009, the Company granted Tyco employees 4.1 million share options with a weighted-average grant-date fair value of $9.17 per share at the date of grant. Additionally, the Company granted 1.3 million and 0.8 million restricted stock units and performance share units with a fair value of $33.75 and $40.19 per share on the date of grant, respectively.

On September 30, 2009, TIFSA issued $500 million aggregate principle amount of 4.125% notes due 2014, which are fully and unconditionally guaranteed by the Company. TIFSA received net proceeds of approximately $496 million after underwriting discounts and estimated offering expenses. The net proceeds may be used for general corporate purposes which may include repayment of indebtedness, acquisitions, additions to working capital, repurchase of common shares, capital expenditures and investments in the Company's subsidiaries. Also on September 30, 2009, TIFSA entered into interest rate swap contracts to hedge $500 million notional amount of the 6.0% public notes due 2013.

TYCO INTERNATIONAL LTD.
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
($ in millions)

Description	Balance at Beginning of Year	Additions Charged to Income	Divestitures and Other	Deductions	Balance at End of Year
Accounts Receivable:					
Year Ended September 28, 2007 . . .	$198	$ 51	$20	$ (87)	$182
Year Ended September 26, 2008 . . .	182	87	12	(108)	173
Year Ended September 25, 2009 . . .	173	111	5	(116)	173

(This page has been left blank intentionally.)

TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Financial Statements for the Year Ended September 25, 2009 and Report of the Statutory Auditor

REPORT OF THE STATUTORY AUDITOR

To the General Meeting of
TYCO INTERNATIONAL LTD., SCHAFFHAUSEN

Report on the financial statements

As statutory auditor, we have audited the accompanying financial statements of Tyco International Ltd., which comprise the balance sheet, statement of operations and notes for the period ended September 25, 2009.

Board of Directors' Responsibility

The Board of Directors is responsible for the preparation of the financial statements in accordance with requirements of Swiss law and the Company's articles of incorporation. This responsibility includes designing, implementing and maintaining an internal control system relevant to the preparation of the financial statements that are free from material misstatement, whether due to fraud or error. The Board of Directors is further responsible for selecting and applying appropriate accounting policies and making accounting estimates that are reasonable in the circumstances.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Swiss law and Swiss Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers the internal control system relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on effectiveness of the entity's internal control system. An audit also includes evaluating the appropriateness of the accounting policies used and the reasonableness of accounting estimates made, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements for the period ended September 25, 2009 comply with Swiss law and the Company's articles of incorporation.

Report on other legal and regulatory requirements

We confirm that we meet the legal requirements on licensing according to the Auditor Oversight Act (AOA) and independence (article 728 of the Swiss Code of Obligations (CO) and article 11 AOA) and that there are no circumstances incompatible with our independence.

In accordance with article 728a paragraph 1 item 3 CO and Swiss Auditing Standard 890, we confirm that an internal control system exists, which has been designed for the preparation of financial statements according to the instructions of the Board of Directors.

We recommend that the financial statements submitted to you be approved.

Deloitte AG

Bernd Pietrus
Licensed audit expert
Auditor in charge

Roberto Del Villano
Licensed audit expert

November 16, 2009

Enclosures
– Financial statements (balance sheets, statement of operations and notes)

TYCO INTERNATIONAL LTD.

BALANCE SHEETS AS OF SEPTEMBER 25, 2009 AND MARCH 12, 2009 (OPENING BALANCE SHEET)

	NOTES	SWISS FRANCS Sep 25, 2009	SWISS FRANCS Mar 12, 2009
ASSETS			
CURRENT ASSETS			
Cash		128,653	68,404
Accounts receivable from third parties		114,688,737	12,549,216
Accounts receivable from affiliated companies		1,097,202,423	1,246,845,955
Prepaid expenses		3,378,253	2,365,300
Total current assets		1,215,398,066	1,261,828,875
NON-CURRENT ASSETS			
Non-current accounts receivable from third parties		98,115,577	134,763,000
Fixed assets		—	85,743
Investment in subsidiaries	5	43,723,016,184	45,498,108,461
Total non-current assets		43,821,131,761	45,632,957,204
TOTAL ASSETS		45,036,529,827	46,894,786,079
LIABILITIES AND SHAREHOLDERS' EQUITY			
CURRENT LIABILITIES			
Accounts payable		—	949,220
Accrued interest to affiliated companies		—	365,787,960
Accrued and other current liabilities		126,978,124	8,418,206
Total current liabilities		126,978,124	375,155,386
NON-CURRENT LIABILITIES			
Non-current accounts payable to affiliated companies		9,730,582,260	9,885,326,494
Loans from affiliated companies		22,027,188,829	26,573,905,985
Unrealized foreign currency translation gain	2c	4,417,139,910	—
Other non-current liabilities		573,620,577	653,401,618
Total non-current liabilities		36,748,531,576	37,112,634,097
SHAREHOLDERS' EQUITY			
Common shares		3,867,911,465	4,088,387,212
Contributed surplus		36,064,811,699	36,028,517,705
General reserve		817,677,442	817,677,442
Reserve for treasury shares		251,786,525	288,080,519
Accumulated losses		(31,815,666,282)	(31,815,666,282)
Net loss for the period		(1,025,500,722)	—
Total shareholders' equity	6	8,161,020,127	9,406,996,596
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		45,036,529,827	46,894,786,079

See notes to the financial statements

TYCO INTERNATIONAL LTD.

STATEMENT OF OPERATIONS FOR THE PERIOD FROM MARCH 12, 2009 TO SEPTEMBER 25, 2009

	NOTES	SWISS FRANCS Mar 12, 2009 to Sep 25, 2009
INCOME		
Dividend income		1,775,092,277
Other income		11,766,689
Foreign currency exchange gain		5,799,518
Total income		1,792,658,484
EXPENSES	7	
Administration expenses		(55,574,838)
Professional fees		(5,638,427)
Interest expense from affiliated companies		(814,996,364)
Impairment in investment in subsidiaries		(1,775,092,277)
Legacy litigation		(134,269,191)
Other expenses		(32,588,109)
Total expenses		(2,818,159,206)
LOSS BEFORE TAXES		(1,025,500,722)
TAXES		—
NET LOSS FOR THE YEAR		(1,025,500,722)

See notes to the financial statements

TYCO INTERNATIONAL LTD.

NOTES TO THE FINANCIAL STATEMENTS FOR THE PERIOD ENDED SEPTEMBER 25, 2009

1. BASIS OF PRESENTATION

Tyco International Ltd. (Tyco or the Company) is the holding company of Tyco Group with a listing on the New York Stock Exchange (NYSE). Tyco International Ltd.'s principal activity is the holding of subsidiaries. On March 12, 2009, during Tyco's annual general meeting, the Company's shareholders approved a proposal to move the Company's jurisdiction of incorporation from Bermuda to Switzerland (Schaffhausen). Accordingly, the balance sheet at March 12, 2009, has been presented as the comparative to the accompanying balance sheet at September 25, 2009, and the accompanying statement of operations reflects results of operations for the period of March 12, 2009, to September 25, 2009. The financial year of the Company ends on the last Friday of September. The Company's shareholders approved the continuation and Tyco became a Swiss company effective March 17, 2009. The accompanying financial statements comply with Swiss Law. The financial statements present the financial position of the holding company on a standalone basis. Additionally, note 12 includes certain supplemental information described under articles 663-663h Swiss Code of Obligations for the consolidated financial statements of the Company. The notes are presented in Swiss Francs, with the exception of Notes 9, 12 and 13 which are presented in U.S. Dollar amounts.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Cash and cash equivalents

Cash and cash equivalents are considered to be all cash on hand, deposits and highly liquid investments with an original maturity of three months or less at time of purchase.

b) Investments in subsidiaries

Investments in subsidiaries are equity interests, which are held on a long-term basis for the purpose of the holding company's business activities. They are carried at a value no higher than their cost less adjustments for impairment. Investments are reviewed quarterly for impairment based on the portfolio method.

c) Translation of foreign currencies—translation of the U.S. Dollar ($) functional currency into Swiss Francs (CHF)

Assets, other than investments in subsidiaries, and liabilities are translated at year end exchange rate. Investment in subsidiaries and shareholders' equity are translated at historical rates. Income and expenses are translated using the average exchange rate of the period, except for dividend income, translated using exchange rate at transaction date. Unrealized exchange losses are recorded in the statement of operations and unrealized exchange gains are deferred until realized.

d) Financial instruments

The Company may use interest rate swaps, currency swaps and forward and option contracts to manage risks generally associated with foreign exchange rate and interest rate risk. Derivatives used for hedging purposes are designated and effective as a hedge of the identified risk exposure at the inception of the contract. Accordingly, changes in fair value of the derivative contract are highly effective at offsetting the changes in the fair value of the underlying hedged item at inception of the hedge and are expected to remain highly effective over the life of the hedge contract.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

All derivative financial instruments are reported on the balance sheets at fair value. Derivatives used to economically hedge foreign currency denominated balance sheet items are reported in foreign currency exchange results along with offsetting transaction gains and losses on the items being hedged. Instruments that do not qualify for hedge accounting are marked to market with changes recognized in current earnings.

e) Other liabilities

Other liabilities primarily represent the fair values of the guarantees and indemnifications under a Tax Sharing Agreement. See Note 3 below.

3. GUARANTEES

Tyco International Ltd. fully and unconditionally guarantees public debt facilities of approximately CHF 4.3 billion as of September 25, 2009, issued by Tyco International Finance S.A. (TIFSA), a subsidiary of the Company. Additionally, Tyco International Ltd. is a co-obligor under TIFSA's indentures dated as of June 9, 1998 and November 12, 2003.

There are certain guarantees or indemnifications extended among Tyco, Covidien Plc. (Covidien) and Tyco Electronics Ltd. (Tyco Electronics) in accordance with the terms of the Separation and Distribution Agreement and the Tax Sharing Agreement. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement. At the time of the separation, Tyco recorded a liability necessary to recognize the fair value of such guarantees and indemnifications. In the absence of observable transactions for identical or similar guarantees, the Company determined the fair value of these guarantees and indemnifications utilizing expected present value measurement techniques. Significant assumptions utilized to determine fair value included determining a range of potential outcomes, assigning a probability weighting to each potential outcome and estimating the anticipated timing of resolution. The probability weighted outcomes were discounted using the Company's incremental borrowing rate. The liability necessary to reflect the fair value of the guarantees and indemnifications under the Tax Sharing Agreement is CHF 568,902,574, which is included in other non-current liabilities on the balance sheet at September 25, 2009. The guarantees primarily relate to certain contingent tax liabilities included in the Tax Sharing Agreement.

In addition, Tyco historically provided support in the form of financial and/or performance guarantees to various Covidien and Tyco Electronics operating entities. In connection with the separation, the Company worked with the guarantee counterparties to cancel or assign these guarantees to Covidien or Tyco Electronics. To the extent these guarantees were not assigned prior to the separation date, Tyco assumed primary liability on any remaining such support. The estimated fair value of these obligations is CHF 4,177,942, which is included in other non-current liabilities on the balance sheet at September 25, 2009, and were recorded with an offset to shareholders' equity on the separation date.

At September 25, 2009, the Company had one outstanding letter of credit in the amount of CHF 1.43 million (USD 1.4 million).

4. COMMITMENTS AND CONTINGENCIES

In connection with the separation, the Company entered into a liability sharing agreement regarding certain legal actions that were pending against Tyco prior to the separation. Under the Separation and Distribution Agreement, the Company, Covidien and Tyco Electronics are jointly and severally liable for the full amount of any judgments resulting from the actions subject to the agreement, which generally relate to legacy matters that are not specific to the business operations of any of the companies. The Separation and Distribution Agreement also provides that the Company will be responsible for 27%, Covidien 42% and Tyco Electronics 31% of payments to resolve these matters, with costs and expenses associated with the management of these contingencies being shared equally among the parties. In addition, under the agreement, the Company will manage and control all the legal matters related to assumed contingent liabilities as described in the Separation and Distribution Agreement, including the defense or settlement thereof, subject to certain limitations.

The Company has received and responded to various allegations and other information that certain improper payments were made by the Company's subsidiaries and agents in recent years. For example, two subsidiaries in the Company's Flow Control business in Italy have been charged, along with numerous other parties, in connection with the Milan public prosecutor's investigation into allegedly improper payments made to certain Italian entities, and the Company has reported to German authorities potentially improper conduct involving agents retained by the Company's EMEA water business. The Company has reported to the U.S. Department of Justice ("DOJ") and the SEC the investigative steps and remedial measures that it has taken in response to these allegations and its internal investigations. The Company also informed the DOJ and the SEC that it retained outside counsel to perform a Company-wide baseline review of its policies, controls and practices with respect to compliance with the Foreign Corrupt Practices Act ("FCPA"), and that it would continue to investigate and make periodic progress reports to these agencies. The Company has and will continue to communicate with the DOJ and SEC to provide updates on the baseline review and follow-up investigations, including, as appropriate, briefings concerning additional instances of potential improper payments identified by the Company in the course of our ongoing compliance activities. The baseline review revealed that some business practices may not comply with Tyco and FCPA requirements. At this time, the Company cannot predict the outcome of these matters and other allegations reported to regulatory and law enforcement authorities and therefore cannot estimate the range of potential loss or extent of risk, if any that may result from an adverse resolution of these matters.

4. COMMITMENTS AND CONTINGENCIES (Continued)

However, it is possible that the Company may be required to pay material fines, consent to injunctions on future conduct, or suffer other criminal or civil penalties or adverse impacts, each of which could have a material adverse effect on the Company's financial position, results of operations or cash flows.

Covidien and Tyco Electronics agreed, in connection with the separation, to cooperate with the Company in its responses regarding these matters. Any judgment required to be paid or settlement or other cost incurred by the Company in connection with the FCPA investigations would be subject to the liability sharing provisions of the Separation and Distribution Agreement, which assigned liabilities primarily related to the former Healthcare and Electronics businesses of the Company to Covidien or Tyco Electronics, respectively, and provides that the Company will retain liabilities primarily related to its continuing operations. Any liabilities not primarily related to a particular segment will be shared equally among the Company, Covidien and Tyco Electronics.

In addition to the foregoing, the Company is subject to claims and suits, including from time to time, contractual disputes and product and general liability claims, incidental to present and former operations, acquisitions and dispositions. With respect to many of these claims, the Company either self-insures or maintains insurance through third-parties, with varying deductibles. While the ultimate outcome of these matters cannot be predicted with certainty, we believe that the resolution of any such proceedings, whether the underlying claims are covered by insurance or not, will not have a material adverse effect on our financial condition, results of operations or cash flows beyond amounts recorded for such matters.

5. SIGNIFICANT INVESTMENTS WITH DIRECT OWNERSHIP BY TYCO INTERNATIONAL LTD.

Company	Country	Ownership %	Currency	Share Capital	Purpose
Tyco Kappa Limited	Bermuda	100	USD	12,000	holding company
Tyco Capital Holdings Ltd.	Bermuda	79	USD	12,000	holding company
Obsidian HCM Med Holdings Ireland	Ireland	55	EURO	125,000,000	holding company
Tyco International Finance S.A.	Luxembourg	100	USD	445,000	holding company

In addition, the Company directly holds $2.5 billion preferred shares of Tyco Omega Limited, Bermuda. Tyco Omega Limited is a holding company which has $4.5 billion preferred shares outstanding and $5.28 million common shares outstanding which are ultimately directly or indirectly owned by Tyco International Ltd.

6. SHAREHOLDERS' EQUITY

(CHF)	Share capital	General reserve	Reserve for treasury shares	Contributed surplus	Accumulated loss	Net loss	Total
Opening balance at March 12, 2009	4,088,387,212	817,677,442	288,080,519	36,028,517,705	(31,815,666,282)	—	9,406,996,596
Capital Reduction	(220,475,747)						(220,475,747)
Net loss for the year						(1,025,500,722)	(1,025,500,722)
Net movement in shares due to sales and purchases			(36,293,994)	36,293,994			—
Closing balance as of September 25, 2009	**3,867,911,465**	**817,677,442**	**251,786,525**	**36,064,811,699**	**(31,815,666,282)**	**(1,025,500,722)**	**8,161,020,127**

As discussed in Note 1, effective March 17, 2009, the Company changed its jurisdiction of incorporation from Bermuda to the Canton of Schaffhausen, Switzerland. In connection with the change of domicile, the par value of the Company's common shares increased from $0.80 per share to CHF 8.53 per share through an approximate 1-for-9 reverse share split, followed by the issuance of approximately eight fully paid up shares so that the same number of shares were outstanding before and after the change of domicile, which reduced share premium and increased common shares.

The Company expects to obtain shareholder approval of an annual dividend amount each year at the annual general meeting, and expects to distribute the approved dividend amount in four quarterly instalments, the timing of which will be determined by the Board of Directors.

Pursuant to Swiss law, dividend payments made prior to January 1, 2011 are subject to Swiss withholding taxes unless made in the form of a return of capital from the Company's registered share capital. As a result, the Company intends to first pay dividends in the form of a reduction of registered share capital until at least January 1, 2011. After January 1, 2011, the Company expects to make dividend payments in the form of a reduction in contributed surplus, which also may be made free of Swiss withholding taxes, subject to the adoption of implementing regulations and amendments to Swiss tax law.

6. SHAREHOLDERS' EQUITY (Continued)

On March 12, 2009 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which was paid on May 27, 2009 to shareholders of record on April 30, 2009. On May 7, 2009 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which was paid on August 26, 2009 to shareholders of record on July 31, 2009. On September 10, 2009 the Company's Board of Directors declared a quarterly dividend on the Company's common shares of CHF 0.23 per share, which will be paid on November 24, 2009 to shareholders of record on October 30, 2009. In February 2010 the Company, as previously communicated, expects to pay a quarterly dividend of CHF 0.24 per share in connection with the capital reduction approved in March 2009. These quarterly dividends represent the first, second, third and fourth installments of an annual dividend of CHF 0.93 per share approved by the shareholders on March 12, 2009. The Company expects to actually pay dividends in U.S. Dollars, based on exchange rates in effect shortly before the payment date. Fluctuations in the value of the U.S. Dollar compared to the Swiss Franc between the date the dividend is declared and paid will increase or decrease the U.S. Dollar amount required to be paid. The Company manages the potential variability in cash flows associated with the dividend payments by entering into derivative financial instruments used as economic hedges of the underlying risk.

As of September 25, 2009 the Company's share capital amounted to CHF 3,867,911,465.07 or 479,295,101 registered common shares with a par value of CHF 8.07 per share. Until March 12, 2011, the Board of Directors may increase the Company's share capital by a maximum amount of CHF 1,933,955,728.50 by issuing a maximum of 239,647,550 shares. In addition, until March 12, 2011, (i) the share capital of the Company may be increased by an amount not exceeding CHF 386,791,145.70 through the issue of a maximum of 47,929,510 shares through the exercise of conversion and/or option or warrant rights granted in connection with bonds, notes or similar instruments including convertible debt instruments and (ii) the share capital of the Company may be increased by an amount not exceeding CHF 386,791,145.70 through the issue of a maximum of 47,929,510 shares to employees and other persons providing services to the Company.

As of September 25, 2009, 5,182,984 common shares were owned by a subsidiary and held in treasury.

	Number of shares	Average cost (CHF)
Balance as of March 12, 2009	5,979,935	288,080,519
Purchases	12,827	260,834
Sales	(821,176)	(37,069,550)
Cancellations	11,398	514,722
Balance as of September 25, 2009	5,182,984	251,786,525

7. EXPENSES

Total personnel expenses and amortization expense related to tangible property amounted to CHF 180,620 and CHF 79,328, respectively, for the period from March 12, 2009, to September 25, 2009.

8. RISK ASSESSMENT AND MANAGEMENT

Enterprise Risk Management is performed by corporate management on a regular basis. Organizational and process measures have been designed to identify and mitigate risks at an early stage. The Board of Director's Nominating and Governance Committee oversees the Company's risk management process, and, as part of the process, members of the Board of Directors perform site visits of Company operations. The Lead Director of the Board of Directors and corporate management determine the appropriate operation site and timing of the enterprise risk assessment. Organizationally, the responsibility for risk assessment and management for business operations is allocated to the business segments, with specialized corporate functions such as financial reporting and accounting, treasury, and environmental, health and safety providing support to the business segments.

9. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2009

a) Basis of presentation

The following information sets forth the compensation for the year ended September 25, 2009, of the members of Board of Directors (the Board) of the Company and Group Executives for all of the functions that they have performed for the Company. Compensation is presented for the year ended September 25, 2009, rather than for the period since Tyco became a Swiss company because the full financial year presentation is more meaningful. Compensation of the Board is paid by Tyco International Ltd. Compensation of the Group Executives is paid by Tyco International Ltd., and the group entities where they are employed. Compensation is paid as a combination of both U.S. Dollars and Swiss Francs though the following tables express all remuneration details in U.S. Dollars ($). Further details of executive compensation can be found in the Executive Compensation section of the Company's 2009 proxy statement for the 2010 annual general meeting.

b) Remuneration of the Non-Employee Directors

Fiscal year 2009 compensation for non-employee Directors consisted of an annual retainer of $80,000 and deferred stock units ("DSUs") with a value at grant of approximately $120,000. The lead Director and the Chair of the Audit Committee received an additional annual fee of $20,000 and the Chairs of the Compensation Committee and the Nominating and Governance Committee each received an additional annual fee of $15,000, in recognition of the responsibilities required in these roles. In addition, any member of a special committee of the Board receives meeting fees in an amount up to $1,500 per day for each special committee meeting that he or she attends. No such fees were paid in fiscal 2009. A Director who is also an employee receives no additional remuneration for services as a Director.

9. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2009 (Continued)

As a result of U.S. federal tax law changes, the equity component of Director's annual remuneration has changed for fiscal 2010. For fiscal 2010, Directors were granted restricted stock units ("RSUs") with one-year vesting terms in lieu of DSUs. For all Directors other than Mr. Yost, these RSUs were granted on the first day of fiscal 2010 as the equity component of their fiscal 2010 compensation. Mr. Yost was granted RSUs when he joined the Board on March 12, 2009. The table below reflects compensation for fiscal year 2009. In addition, Mr. McDonald, a former director was paid $17,741 representing a portion of his pro-rated director fee paid in fiscal 2009, due to the fact that it was inadvertantly omitted from compensation paid to him in fiscal 2007.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Mr. Timothy Donahue	$ 80,000	$120,031	$ 185	$200,216
Mr. Brian Duperreault	$ 80,000	$120,031	$10,000	$210,031
Mr. Bruce S. Gordon (L)(NC)	$115,000	$120,031	—	$235,031
Mr. Rajiv L. Gupta (CC)	$ 95,000	$120,031	$ 5,000	$220,031
Mr. John A. Krol	$ 80,000	$120,031	$10,000	$210,031
Dr. Brendan R. O'Neill	$ 80,000	$120,031	—	$200,031
Dr. William S. Stavropoulos	$ 80,000	$120,031	—	$200,031
Ms. Sandra S. Wijnberg	$ 80,000	$120,031	$10,276	$210,307
Mr. Jerome B. York (AC)	$100,000	$120,031	$ 317	$220,348
Mr. R. David Yost	$ 43,516	$ 66,087	—	$109,603
Former Directors:				
Adm. Dennis C. Blair	$ 27,692	$120,031	$ 2,000	$149,723

(L) = Lead Director
(AC) = Audit Committee Chair
(CC) = Compensation Committee Chair
(NC) = Nominating and Governance Committee Chair

(1) Consists of meeting fees, as described above. R. David Yost was paid a prorated fee for his services for the period from March 12, 2009, when he joined the Board, through the end of the fiscal year. Admiral Blair was paid a prorated fee for his services as a Director for the period December 27, 2008 to January 30, 2009.

(2) As noted above, Directors receive an annual equity grant worth approximately $120,000. Director Yost received an annual grant worth approximately $120,000 of RSUs of the company when he joined the Board in March 2009. This column reflects the expense recognized in the Company's audited consolidated financial statements for the year ended September 25, 2009 for DSUs granted to each Director in 2009. Each DSU and all prior DSUs are fully vested when they are granted, meaning that they are not subject to forfeiture (except in the case of dismissal for cause), but do not carry voting rights until they are actually issued. However, the shares are not actually issued to the Director until the earlier of (a) retirement from the Board, (b) 2017 (as required under recent U.S. tax law changes), or (c) change-in-control of the Company.

9. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2009 (Continued)

(3) All other compensation includes the aggregate value of all matching charitable contributions made by the Company on behalf of the Director during the fiscal year. The Company matches the contributions of Directors made to qualifying charities up to a maximum of $10,000 per calendar year. In addition, all other compensation includes the value of the discount on home security systems installed by the Company in Directors' homes and discounts on security monitoring services. These discounts did not exceed $317 for any Director in fiscal 2009.

(4) Admiral Blair retired from the Board on January 30, 2009.

c) EXECUTIVE COMPENSATION TABLES

The following table sets forth information regarding the compensation of the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen. These individuals consist of Edward D. Breen, the Chairman and Chief Executive Officer; Christopher J. Coughlin, the Executive Vice President and Chief Financial Officer; Judith A. Reinsdorf, the Executive Vice President and General Counsel; Carol Anthony Davidson, the Senior Vice President and Controller, and Arun Nayar, the Senior Vice President and Treasurer. Salary and bonus include amounts that may be deferred at the named executive officer's election.

Summary Compensation Table

Name and Principal Position (a)	Year (b)	Salary ($) (c)	Bonus ($) (d)	Stock/Unit Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(3) (h)	All Other Compensation ($)(4) (i)	Total ($) (j)
Current Officers									
Edward D. Breen Chairman and Chief Executive Officer	2009	$1,625,000	—	$6,233,256	$4,042,720	$1,869,000	$4,542,000	$1,127,677	$19,439,653
Christopher J. Coughlin Executive Vice President and Chief Financial Officer	2009	$ 800,000	—	$2,685,983	$1,773,286	$ 736,000	—	$ 309,188	$ 6,304,457
Judith A. Reinsdorf Executive Vice President and General Counsel	2009	$ 525,000	—	$1,445,268	$ 630,065	$ 386,000	—	$ 221,349	$ 3,207,682
Carol Anthony Davidson Senior Vice President, Controller	2009	$ 445,000	—	$ 829,828	$ 539,100	$ 307,000	—	$ 188,650	$ 2,309,578
Arun Nayar Senior Vice President and Treasurer	2009	$ 410,000	—	$ 770,418	$ 105,683	$ 283,000	—	$ 274,495	$ 1,843,596

9. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2009 (Continued)

(1) **Stock/Unit Awards and Option Awards:** The amounts in columns (e) and (f) reflect accounting expense recognized in fiscal 2009 for all outstanding equity-based compensation in the form of stock options, restricted shares, RSUs, and performance based share units. The amounts reported in columns (d) and (e) for the Company's executive board were recognized in accordance with Statement of Financial Accounting Standard Number 123 as Revised ("FAS 123R"), which generally requires recognition of the fair value of equity-based compensation over the applicable vesting period for the award.

(2) **Non-Equity Incentive Plan Compensation:** The amounts reported in column (g) for each named executive officer reflect annual cash incentive compensation for fiscal 2009 (which was based on Company and individual performance in fiscal 2009 and paid in the first quarter of fiscal 2010).

(3) **Change in Pension Value and Non-Qualified Deferred Compensation Earnings:** The amounts reported in column (h) for Mr. Breen reflect the aggregate increase in the actuarial present value of his accumulated benefits under all pension plans during fiscal 2009, determined using interest rate and mortality rate assumptions consistent with those used in the Company's financial statements.

(4) **All Other Compensation:** The amounts reported in column (i) for each named executive officer represent cash perquisites, insurance premiums paid by the Company for the benefit of the officer (and, in some cases, the officer's spouse), costs related to personal use of Company aircraft, tax gross-up payments, Company contributions to 401(k) plans and non-qualified plans of the Company and its subsidiaries providing similar benefits, and other miscellaneous benefits.

9. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2009 (Continued)

d) Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of common stock beneficially owned as of October 31, 2009 by each current Director, the Company's executive board, as determined by the Board of Directors and reflected in the Commercial Register for the Canton of Schaffhausen.

Beneficial Owner	Title	Number of Common Shares Beneficially Owned(1)	Percentage of Class
Officers and Directors			
Edward D. Breen	Chairman and Chief Executive Officer	3,963,559(2)(3)(4)(5)	0.8%
Christopher J. Coughlin	Executive Vice President and Chief Financial Officer	483,310(3)(4)(6)	0.1%
Carol Anthony Davidson	Senior Vice President, Controller and Chief Accounting Officer	187,259(3)(4)	
Timothy M. Donahue	Director	5,321(2)	*
Brian Duperreault	Director	16,975(2)	*
Bruce S. Gordon	Lead Director	24,553(2)(4)	*
Rajiv L. Gupta	Director	14,648(2)	*
John A. Krol	Director	27,525(2)(4)	*
Arun Nayar	Senior Vice President and Treasurer	20,819(4)	
Brendan R. O'Neill	Director	24,053(2)(4)	*
Judith A. Reinsdorf	Executive Vice President and General Counsel	103,529(4)	
William S. Stavropoulos	Director	8,607(2)	*
Sandra S. Wijnberg	Director	24,053(2)(4)	*
Jerome B. York	Director	32,803(2)(4)	*
R. David Yost	Director	5,000	*
Michael E. Daniels	Director Nominee	0	

* Less than 0.1%

(1) The number shown reflects the number of common shares owned beneficially as of October 31, 2009, based on information furnished by the persons named, public filings and Tyco's records. A person is deemed to be a beneficial owner of common shares if he or she, either alone or with others, has the power to vote or to dispose of those common shares. Except as otherwise indicated below and subject to applicable community property laws, each owner has sole voting and sole investment authority with respect to the shares listed. To the extent indicated in the notes below, common shares beneficially owned by a person include common shares of which the person has the right to acquire beneficial ownership within 60 days after October 31, 2009. All current Directors and executive officers, as a group, were beneficial owners of approximately 1.3% of the outstanding common shares as of October 31, 2009. There were 474,614,083 Tyco common shares outstanding on such date (excluding shares held directly or indirectly in treasury).

(2) Includes vested DSUs as follows: Mr. Breen, 929,054; Mr. Donahue, 5,321; Mr. Duperreault, 16,504; Mr. Gordon, 19,079; Mr. Gupta, 13,648; Mr. Krol, 19,079; Dr. O'Neill, 19,079; Dr. Stavropoulos, 7,857; Ms. Wijnberg, 19,079; and Mr. York, 19,079. Distribution of the DSUs will occur upon (i) the termination of the individual from the Company or the Company's Board (other than for cause) or (ii) a change in control of the Company. Upon such termination or change in control, as the case may be, the Company will issue the

9. REMUNERATION OF THE BOARD OF DIRECTORS AND THE GROUP EXECUTIVES FOR 2009 (Continued)

number of Tyco common shares equal to the aggregate number of vested DSUs credited to the individual, including DSUs received through the accrual of dividend equivalents.

(3) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the vesting of restricted stock units that are currently scheduled to vest before December 30, 2009, as follows: Mr. Breen, 45,465; Mr. Coughlin, 20,847; and Mr. Davidson, 5,765.

(4) Includes the maximum number of shares for which these individuals can acquire beneficial ownership upon the exercise of stock options that are currently vested or will vest before December 30, 2009 as follows: Mr. Breen, 2,835,479; Mr. Coughlin, 370,553; Mr. Davidson, 165,819; Mr. Gordon, 4,974; Mr. Krol, 5,996; Mr. Nayar, 13,850; Dr. O'Neill, 4,974; Ms. Reinsdorf, 70,453; Ms. Wijnberg, 4.974; and Mr. York, 4,974.

(5) Includes 83,748 shares held in the Edward D. Breen 2008-1 Trust

(6) Includes 36,000 options held in the Christopher J. Coughlin 2008 Equity Trust

10. SIGNIFICANT SHAREHOLDERS

The following table sets forth the information indicated for persons or groups known to the Company to be beneficial owners of more than 5% of the outstanding common shares.

Name and Address of Beneficial Owner	Number of Common Shares Beneficially Owned(1)	Percentage of Common Stock Outstanding on October 31, 2009
Capital World Investors 333 South Hope Street Los Angeles, CA 90071	31,075,250	6.5%

(1) The amount shown for the number of common shares over which Capital World Investors exercised investment discretion was provided pursuant to the Schedule 13G dated February 12, 2009 that it filed with the SEC, indicating beneficial ownership as of December 31, 2008.

11. OTHER

Certain opening balances have been reclassified to conform to the financial year end's presentation.

12. SUPPLEMENTAL DISCLOSURES TO THE CONSOLIDATED FINANCIAL STATEMENTS

The following disclosures of Tyco International Ltd. are supplemental disclosures to the consolidated financial statements which are required pursuant to Article 663-663h of the Swiss Code of Obligations.

a) Personnel Cost for Consolidated Tyco International

Personnel expense reflected in selling, general and administrative expenses in the Company's Consolidated Statement of Operations was approximately $3 billion for 2009 and 2008. The Company considers personnel expense to be salaries and wages, salary related expenses and stock-based compensation expense. The Company also reflects certain personnel expenses attributable to manufacturing its products and providing services within cost of product sales and services. At this time, it is not practicable for the Company to capture the amount of personnel expense reflected in cost of product sales and services. However, the Company will begin to report the portion of personnel expense reflected in cost of product sales and services on a prospective basis.

b) Fire Insurance Value of Property, Plant and Equipment

The Company's fire insurance value of its property, plant and equipment was approximately $5 billion at September 25, 2009 and September 26, 2008.

c) Summary of Risk Assessment Performed by Management

See Note 8 of the accompanying Swiss standalone statutory financial statements for the risk assessment performed by management.

d) Remuneration of the Board of Directors and Executive Board

See Note 9 of the accompanying Swiss standalone statutory financial statements for remuneration of the Board of Directors and Executive Board.

13. SUBSEQUENT EVENTS

On October 1, 2009, the Company granted Tyco employees 4.1 million share options with a weighted-average grant-date fair value of $9.17 per share at the date of grant. Additionally, the Company granted 1.3 million and 0.8 million restricted stock units and performance share units with a fair value of $33.75 and $40.19 per share on the date of grant, respectively.

On September 30, 2009, TIFSA issued $500 million aggregate principle amount of 4.125% notes due 2014, which are fully and unconditionally guaranteed by the Company. TIFSA received net proceeds of approximately $496 million after underwriting discounts and estimated offering expenses. The net proceeds may be used for general corporate purposes which may include repayment of indebtedness, acquisitions, additions to working capital, repurchase of common shares, capital expenditures and investments in the Company's subsidiaries. Also, on September 30, 2009, TIFSA entered into interest rate swap contracts to hedge $500 million notional amount of the 6.0% public notes due 2013.

BOARD OF DIRECTORS

EDWARD D. BREEN
Chairman and Chief Executive Officer
Tyco International Ltd.

TIMOTHY M. DONAHUE
Former Executive Chairman
Sprint Nextel Corporation

BRIAN DUPERREAULT
President, Chief Executive Officer and Director
Marsh & McLennan Companies, Inc.

BRUCE S. GORDON
Former President and Chief Executive Officer
NAACP

RAJIV L. GUPTA
Former Chairman and Chief Executive Officer
Rohm and Haas Company

JOHN A. KROL
Former Chairman and Chief Executive Officer
E.I. du Pont de Nemours & Company

BRENDAN R. O'NEILL, Ph.D.
Former Chief Executive Officer and Director
Imperial Chemical Industries PLC

WILLIAM S. STAVROPOULOS, Ph.D.
Former Chairman, President
and Chief Executive Officer
Dow Chemical Company

SANDRA S. WIJNBERG
Chief Administrative Officer
Aquiline Holdings LLC

JEROME B. YORK
Chief Executive Officer
Harwinton Capital, LLC

R. DAVID YOST
Chief Executive Officer and Director
AmerisourceBergen

SENIOR MANAGEMENT TEAM

EDWARD D. BREEN*
Chairman and Chief Executive Officer

CHRISTOPHER J. COUGHLIN*
Executive Vice President and Chief Financial Officer

JUDITH A. REINSDORF*
Executive Vice President and General Counsel

EDWARD C. ARDITTE
Senior Vice President, Strategy
and Investor Relations

CAROL ANTHONY ("JOHN") DAVIDSON*
Senior Vice President, Controller
and Chief Accounting Officer

PATRICK DECKER
President, Flow Control

JOHN E. EVARD, JR.
Senior Vice President and Chief Tax Officer

NAREN K. GURSAHANEY
President, ADT Worldwide

ARUN NAYAR*
Senior Vice President and Treasurer, Tyco
and Chief Financial Officer, ADT Worldwide

GEORGE R. OLIVER
President, Safety Products

LAURIE SIEGEL
Senior Vice President, Human Resources

JAMES F. SPICER
President, SimplexGrinnell

SHELLEY STEWART, JR.
Senior Vice President, Operational Excellence
and Chief Procurement Officer

*Officer of Tyco International Ltd.

CORPORATE DATA

REGISTERED & PRINCIPAL EXECUTIVE OFFICE
Tyco International Ltd.
Freier Platz 10
CH-8200 Schaffhausen
Switzerland
+41-52-633-02-44

INDEPENDENT AUDITORS
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414

SHAREHOLDER SERVICES
Registered shareholders (shares held in your own name) with questions, such as change of address, lost certificates or dividend checks, should contact Tyco's transfer agent at:

BNY Mellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310

800-685-4509
201-680-6578

shrrelations@bnymellon.com

Other shareholder inquiries may be directed to Tyco Shareholder Services at the company's registered office address.

STOCK EXCHANGE
The company's common shares are traded on the New York Stock Exchange under the ticker symbol TYC.

TYCO ON THE INTERNET
The 2009 Tyco Annual Report is available online through www.tyco.com. Tyco's Web site also contains the latest company news and information.

TRADEMARKS
All trademarks herein are trademarks of Tyco International Ltd. or its subsidiaries.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

This report may contain certain "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to risks, uncertainty and changes in circumstances that may cause actual results, performance or achievements to differ materially from anticipated results, performance or achievements. All statements contained herein that are not clearly historical in nature are forward-looking and the words "anticipate," "believe," "expect," "estimate," "plan," and similar expressions are generally intended to identify forward-looking statements. The forward-looking statements in this report include statements addressing future financial condition and operating results. Economic, business, competitive and/or regulatory factors affecting Tyco's businesses are examples of factors, among others, that could cause actual results to differ materially from those described in the forward-looking statements. Tyco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise. More detailed information about these and other factors is set forth in Tyco's Annual Report on Form 10-K for the fiscal year ended Sept. 25, 2009 and other filings with the U.S. Securities and Exchange Commission (SEC).

FORM 10-K AND SEC AND NYSE CERTIFICATIONS

A copy of the Form 10-K filed by the company with the SEC for fiscal 2009, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, is included herein. Additional copies of the Form 10-K may be obtained by shareholders without charge upon written request to Tyco International, Freier Platz 10, CH-8200 Schaffhausen, Switzerland. The Form 10-K is also available on the company's Web site at www.tyco.com.

The company has filed with the New York Stock Exchange (NYSE) the Certification of its Chief Executive Officer confirming that the company has complied with the NYSE corporate governance listing standards.

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GAAP RECONCILIATIONS

2007 INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS

(IN US$ MILLIONS, EXCEPT PER SHARE DATA)	OPERATING INCOME	INTEREST EXPENSE, NET	OTHER EXPENSE, NET	INCOME TAXES	MINORITY INTEREST	INCOME FROM CONTINUING OPERATIONS	DILUTED EPS FROM CONTINUING OPERATIONS
As Reported (GAAP)	**$ (1,732)**	**$ (209)**	**$ (255)**	**$ (324)**	**$ (4)**	**$ (2,524)**	**$ (5.10)**
Restructuring and asset impairment charges, net	199			(66)		133	0.26
Restructuring charges in cost of sales and SG&A	7			(1)		6	0.01
Losses on divestitures	4			(1)		3	—
Goodwill impairment	46					46	0.09
Tax items				(63)		(63)	(0.12)
Class-action settlement, net*	2,871					2,871	5.81
Separation and related costs**	118		259	92		469	0.93
Voluntary replacement program	10			(3)		7	0.01
TOTAL BEFORE SPECIAL ITEMS	**$ 1,523**	**$ (209)**	**$ 4**	**$ (366)**	**$ (4)**	**$ 948**	**$ 1.89**

* Includes $9 million of costs included in selling, general and administrative expenses (SG&A).

** Includes $13 million of charges related to the accelerated vesting of restricted shares in connection with the separation. These charges are included in SG&A.

2008 INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS

(IN US$ MILLIONS, EXCEPT PER SHARE DATA)	OPERATING INCOME	INTEREST EXPENSE, NET	OTHER EXPENSE, NET	INCOME TAXES	MINORITY INTEREST	INCOME FROM CONTINUING OPERATIONS	DILUTED EPS FROM CONTINUING OPERATIONS
As Reported (GAAP)	**$ 1,941**	**$ (286)**	**$ (224)**	**$ (335)**	**$ (1)**	**$ 1,095**	**$ 2.25**
Restructuring and asset impairment charges, net	225			(65)		160	0.33
Restructuring charges in cost of sales and SG&A	28			(9)		19	0.04
Losses on divestitures	1					1	—
Goodwill impairment	9					9	0.02
Tax items				21		21	0.04
Class-action settlement, net	(10)					(10)	(0.02)
Legacy legal items	29					29	0.06
Reserve adjustment	(9)			3		(6)	(0.02)
Separation costs	5	47	225	(102)		175	0.36
TOTAL BEFORE SPECIAL ITEMS	**$ 2,219**	**$ (239)**	**$ 1**	**$ (487)**	**$ (1)**	**$ 1,493**	**$ 3.06**

2009 INCOME FROM CONTINUING OPERATIONS BEFORE SPECIAL ITEMS

(IN US$ MILLIONS, EXCEPT PER SHARE DATA)	OPERATING INCOME	INTEREST EXPENSE, NET	OTHER EXPENSE, NET	INCOME TAXES	MINORITY INTEREST	INCOME FROM CONTINUING OPERATIONS	DILUTED EPS FROM CONTINUING OPERATIONS
As Reported (GAAP)	**$ (1,487)**	**$ (257)**	**$ (7)**	**$ (78)**	**$ (4)**	**$ (1,833)**	**$ (3.87)**
Restructuring and asset impairment charges, net	205			(54)		151	0.32
Restructuring charges in cost of sales and SG&A	33			(11)		22	0.05
Other additional charges resulting from restructuring actions	15			(4)		11	0.02
Losses on divestitures	14			(3)		11	0.03
Intangible impairments	64			(25)		39	0.08
Goodwill impairments	2,641			(41)		2,600	5.47
Tax items				3		3	0.01
Legacy legal items	114			4		118	0.25
TOTAL BEFORE SPECIAL ITEMS	**$ 1,599**	**$ (257)**	**$ (7)**	**$ (209)**	**$ (4)**	**$ 1,122**	**$ 2.36**

NON-GAAP MEASURES

"Organic revenue," "operating margin before special items," "income from continuing operations before special items," and "diluted EPS from continuing operations before special items" are non-GAAP measures and should not be considered replacements for GAAP results.

Organic revenue is a useful measure used by the company to measure the underlying results and trends in the business. The difference between reported net revenue (the most comparable GAAP measure) and organic revenue (the non-GAAP measure) consists of the impact from foreign currency, acquisitions and divestitures, and other changes that do not reflect underlying results and trends. Organic revenue is a useful measure of the company's performance because it excludes items that: i) are not completely under management's control, such as the impact of foreign currency exchange; or ii) do not reflect the underlying growth of the company, such as acquisition and divestiture activity. It may be used as a component of the company's compensation programs. The limitation of this measure is that it excludes items that have an impact on the company's revenue. This limitation is best addressed by using organic revenue in combination with the GAAP numbers.

The company has presented its operating margin, income from continuing operations and diluted EPS from continuing operations before special items. Special items include charges and gains that may mask the underlying operating results and/or business trends of the company or business segment, as applicable. The company utilizes these financial measures before special items to assess overall operating performance and segment-level core operating performance, and to provide insight to management in evaluating overall and segment operating plan execution and underlying market conditions. Income from continuing operations before special items may also be a significant component in the company's incentive compensation plans. Operating margin, income from continuing operations and diluted EPS from continuing operations before special items are useful measures for investors because they permit more meaningful comparisons of the company's underlying operating results and business trends between periods. The difference between these measures and the most comparable GAAP measures (operating margin, income from continuing operations and diluted EPS from continuing operations) consists of the impact of charges and gains related to divestitures, acquisitions, restructurings, impairments, legacy legal and tax charges, and other income or charges that may mask the underlying operating results and/or business trends. The limitation of these measures is that they exclude the impact (which may be material) of items that increase or decrease the company's reported income from continuing operations, operating margin and EPS from continuing operations. This limitation is best addressed by using these financial measures in combination with the most comparable GAAP measures in order to better understand the amounts, character and impact of any increase or decrease on reported results.

2007 ORGANIC REVENUE RECONCILIATION

(IN US$ MILLIONS)	2006 NET REVENUES	ACQUISITION/ DIVESTITURE	FOREIGN CURRENCY	OTHER	ORGANIC REVENUE	2007 NET REVENUES	ORGANIC REVENUE GROWTH %
ADT Worldwide	$ 6,895	$ (3)	$ 186	$ (21)	$ 231	$ 7,288	3.4%
Flow Control	3,135	(16)	197	—	450	3,766	14.4%
Fire Protection Services	3,460	(30)	128	—	168	3,726	4.9%
Electrical & Metal Products	1,949	1	20	—	4	1,974	0.2%
Safety Products	1,624	—	49	—	46	1,719	2.8%
Corporate and Other	3	—	—	—	1	4	33.3%
TOTAL	**$ 17,066**	**$ (48)**	**$ 580**	**$ (21)**	**$ 900**	**$ 18,477**	**5.3%**

2008 ORGANIC REVENUE RECONCILIATION

(IN US$ MILLIONS)	2007 NET REVENUES	ACQUISITION/ DIVESTITURE	FOREIGN CURRENCY	OTHER	ORGANIC REVENUE	2008 NET REVENUES	ORGANIC REVENUE GROWTH %
ADT Worldwide	$ 7,288	$ 49	$ 204	$ 69	$ 121	$ 7,731	1.7%
Flow Control	3,766	16	314	(10)	332	4,418	8.8%
Fire Protection Services	3,726	—	134	(91)	70	3,839	1.9%
Electrical & Metal Products	1,974	1	44	—	253	2,272	12.8%
Safety Products	1,719	1	76	—	138	1,934	8.0%
Corporate and Other	4	—	—	—	1	5	25.0%
TOTAL	**$ 18,477**	**$ 67**	**$ 772**	**$ (32)**	**$ 915**	**$ 20,199**	**5.0%**

2009 ORGANIC REVENUE RECONCILIATION

(IN US$ MILLIONS)	2008 NET REVENUES	ACQUISITION/ DIVESTITURE	FOREIGN CURRENCY	OTHER	ORGANIC REVENUE	2009 NET REVENUES	ORGANIC REVENUE GROWTH %
ADT Worldwide	$ 7,731	$ 152	$ (590)	$ —	$ (278)	$ 7,015	(3.6)%
Flow Control	4,418	(3)	(462)	26	(129)	3,850	(2.9)%
Fire Protection Services	3,839	—	(294)	(18)	(99)	3,428	(2.6)%
Electrical & Metal Products	2,272	(31)	(52)	(12)	(785)	1,392	(34.6)%
Safety Products	1,934	(8)	(122)	12	(264)	1,552	(13.7)%
Corporate and Other	5	—	—	—	(5)	—	(100.0)%
TOTAL	**$ 20,199**	**$ 110**	**$ (1,520)**	**$ 8**	**$ (1,560)**	**$ 17,237**	**(7.7)%**











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